Filed Pursuant to Rule 424(b)(3)
Registration No. 333-174004
PROSPECTUS
Offer to Exchange
$175,000,000 aggregate principal amount of 9.75% Senior Secured Notes due 2017
For
$175,000,000 aggregate principal amount of 9.75% Senior Secured Notes due 2017 registered under the Securities Act of 1933, as amended
This exchange offer will expire at 5:00 p.m., New York City time on September 12, 2011, unless we extend it.
          We are offering to exchange all of our outstanding 9.75% Senior Secured Notes due 2017 that were issued in a private placement on February 17, 2011, and which we refer to as the “old notes,” for an equal aggregate amount of our 9.75% Senior Secured Notes due 2017, which have been registered with the Securities and Exchange Commission (the “SEC”) and which we refer to as the “exchange notes.” We refer to the old notes and the exchange notes collectively as the “notes.” If you participate in the exchange offer, you will receive registered 9.75% Senior Secured Notes due 2017 for your old 9.75% Senior Secured Notes due 2017 that are properly tendered. The terms of the exchange notes are substantially identical to those of the old notes, except that the transfer restrictions and registration rights relating to the old notes will not apply to the exchange notes, and the exchange notes will not provide for the payment of additional interest in the event of a registration default. In addition, the exchange notes bear a different CUSIP number than the old notes.
MATERIAL TERMS OF THE EXCHANGE OFFER
          The exchange offer expires at 5:00 p.m., New York City time, on September 12, 2011, unless extended.
          We will exchange all old notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.
          You may withdraw tendered old notes at any time prior to the expiration of the exchange offer.
          The only conditions to completing the exchange offer are that the exchange offer not violate any applicable law or applicable interpretation of the staff of the SEC and no injunction, order or decree has been or is issued that would prohibit, prevent or materially impair our ability to proceed with the exchange offer.
          We will not receive any cash proceeds from the exchange offer.
          There is no active trading market for the notes and we do not intend to list the exchange notes on any securities exchange or to seek approval for quotations through any automated quotation system.
          Investing in the exchange notes involves risks. See “Risk Factors” beginning on page 20 of this prospectus.
          Neither the SEC nor any state securities commission has approved or disapproved of the exchange notes or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is August 10, 2011

          You should rely only upon the information in this prospectus. We have not authorized anyone to give any information or make any representation about us that is different from or in addition to that contained in this prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it as authorized by us. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this prospectus are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus does not extend to you. Neither the delivery of this prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date on the front cover of this prospectus. You must comply with all applicable laws and regulations in force in any jurisdiction in which you purchase, offer or sell the exchange notes and must obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the exchange notes under the laws and regulations in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales, and we shall not have any responsibility therefor.

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MARKET, RANKING AND OTHER DATA
          The data included in this prospectus regarding markets and ranking are estimates based on our management’s knowledge and experience in the markets in which we operate. We believe these estimates to be accurate as of their respective dates. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, you should be aware that market, ranking and other similar data included in this prospectus, and estimates and beliefs based on that data, may not be reliable. Neither we nor the initial purchasers can guarantee the accuracy or completeness of any such information contained in this prospectus.
TRADEMARKS, TRADE NAMES AND COPYRIGHTS
          We own or have rights to trademarks, trade names and copyrights that we use in conjunction with the operation of our business. In addition, our name, logo and website name and address are our service marks or trademarks. Each trademark, trade name, service mark or copyright by any other company appearing in this prospectus belongs to its holder. Some of the more important trade names, trademarks and copyrights that we use include: Voyager Passport(R); LANGUAGE!; Passport Reading Journeys(R); Read Well; Voyager Universal Literacy System(R); Ticket to Read(R); TimeWarp(R) Plus; Voyager Pasaporte(R); ExploreLearning(TM); We Can!; Vmath(R); Vmath Summer Adventure; TransMath; Algebra Rescue; Voyages; Step Up to Writing; Rewards; Dynamic; Language Essentials for Teachers of Reading and Spelling (LETRS); The Six Minute Solution; Algebra Ready; Reading A-Z(TM); Raz-Kids(TM); Reading-Tutors(TM); Vocabulary A-Z(TM); Writing A-Z(TM); Science A-Z(TM) and GIZMOS.
FORWARD-LOOKING STATEMENTS
          We have made statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Company” and in other sections of this prospectus that constitute forward-looking statements within the meaning of the federal securities laws that involve risks and uncertainties and which are based on beliefs, expectations, estimates, projections, forecasts, plans, anticipations, targets, outlooks, initiatives, visions, objectives, strategies, opportunities, drivers and intents of our management. Such statements are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this prospectus, including statements regarding our future financial position, economic performance and results of operations, as well as our business strategy, objectives of management for future operations and the information set forth in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” are forward-looking statements.
          Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements can be identified by, among other things, the use of forward-looking language, such as “believes,” “expects,” “estimates,” “projects,” “forecasts,” “plans,” “anticipates,” “targets,” “outlooks,” “initiatives,” “visions,” “objectives,” “strategies,” “opportunities,” “drivers,” “intends,” “scheduled to,” “seeks,” “may,” “will,” or “should” or the negative of those terms, or other variations of those terms or comparable language, or by discussions of strategy, plans, targets, models or intentions. Forward-looking statements speak only as of the date they are made and we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements. Accordingly, you are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. These risks, uncertainties and assumptions include, among others, the following:
          •    weak general economic conditions and high unemployment;
          •    competition in the educational products industry;
          •    failure to maintain or improve our operating efficiencies;
          •    our inability to attract and retain qualified employees, including key management;
          •    loss of government funding for child education assistance programs;
          •    our failure to comply with current or future governmental regulation and licensing requirements;
          •    rapid technological developments and changes and our ability to introduce competitive new products and services on a timely, cost-effective basis;

ii

          •    our mix of products and services;
          •    customer demand for our products and services;
          •    our ability to market our products and services effectively;
          •    our ability to protect our intellectual property rights;
          •    our ability to protect against data security breaches and to protect our data centers from damage;
          •    the continued availability of financing in the amounts, at the times and on the terms required to support our future operations and our levels of indebtedness;
          •    our ability to comply with existing and future loan agreements and indentures, including provisions of the new credit facility that our indirect subsidiary, Cambium Learning, Inc. (“CLI”), and its subsidiaries (collectively, with CLI, the “ABL Credit Parties”) entered into concurrently with the closing of our initial offering (the “Offering”) of the outstanding notes (“ABL Facility”), which restricts certain aspects of the operation of our business;
          •    our ability to implement effectively our growth strategy;
          •    future investments;
          •    our inability to identify or retain real property on acceptable terms;
          •    our inability to maintain adequate internal controls over financial reporting;
          •    potential conflicts with the interests of our controlling stockholder and its affiliates, as such controlling stockholder may have the power to control our affairs and policies without in certain instances, the approval of the majority of our independent directors;
          •    the outcome of existing or future litigation; and
          •    our inability to obtain capital necessary to grow our business or capitalize on selected acquisition opportunities.
          Although we believe that the expectations reflected in such forward-looking statements are reasonable as of the date made, expectations may prove to have been materially different from the results expressed or implied by such forward-looking statements, as it is impossible for us to anticipate all factors that could affect our actual results. We discuss certain of these risks in greater detail under the heading “Risk Factors” in this prospectus. Unless otherwise required by law, we also disclaim any obligation to update our view of any such risks or uncertainties or to announce publicly the results of any revisions to the forward-looking statements made in this prospectus.

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PROSPECTUS SUMMARY
          This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that is important to you, and it is qualified in its entirety by the more detailed information and financial statements, including the notes to those financial statements, appearing elsewhere in this prospectus. Before making an investment decision, we encourage you to consider the information contained in this entire prospectus, including the risks discussed under the heading “Risk Factors” beginning on page 20 of this prospectus and the section entitled “Forward-Looking Statements” beginning on page ii.
          Unless the context otherwise requires or as otherwise indicated, “Cambium,” “Cambium Learning,” “our company,” “we,” “us” and “our” refer to Cambium Learning Group, Inc. and its consolidated subsidiaries, “CLI” refers solely to our operating subsidiary, Cambium Learning, Inc. and “VLCY” refers solely to our non-operating subsidiary, Voyager Learning Company. As used in this prospectus, the terms “Cambium Business” and “VLCY Business” refer to the businesses of VSS-Cambium Holdings II Corp. (“Cambium Holdings”) and its operating subsidiaries and VLCY and its operating subsidiaries, respectively, as each such business existed prior to the Mergers (as defined below under “—Organizational Structure”).
Our Company
          We believe we are one of the largest providers of proprietary intervention curricula, educational technologies and other research-based education solutions for students in the Pre-K through 12th grade education market in the United States. The intervention market, where we focus, provides supplemental education solutions to at-risk and special education students. We offer a distinctive blended intervention solution that combines different forms of current instruction techniques, including text books, education games, data management and e-learning. We believe that our approach builds a more effective learning environment that combines teacher-led instruction and technology and that this approach sets us apart from our competitors, as we believe it better engages at-risk students, leading to more favorable student results. Our solutions are designed to enable the most challenged learners to achieve their potential by utilizing a range of content that primarily focuses on reading and math.
          We take a holistic approach to learning and our intervention solutions address both the behavioral and cognitive needs of the students we serve. We believe our focus on the Pre-K through 12th grade intervention market and our significantly greater scale and scope of operations compared to those other companies primarily focused on the intervention market gives us a competitive edge relative to our peers. Further, our products and services are highly results-oriented and enable school districts and parents across the country to improve student performance and better satisfy rigorous accountability standards.
          We believe that school districts have become increasingly accountable for student performance. As a result, they have increased both focus and funding to address underperformance. To this end, our research-based intervention programs have demonstrated consistent success with at-risk and special education student populations and have established us as one of the most readily recognized companies exclusively serving this market.

Strategy for Growth and Development
Our strategy for growth and development is based upon the following:
          Continued Focus on the Pre-K Through 12th Grade Intervention Market: The intervention market is highly attractive and is characterized by favorable long-term growth trends and historically strong government support. We devote most of our resources to better serve this market and we believe that our concentrated focus positions us to capture a greater market share over time. We are a leading provider that offers comprehensive instructional material, professional development and learning technology solutions specifically designed for the intervention market. We also believe that this focus allows us to deliver better designed products to our customers, ultimately resulting in more favorable student outcomes. We plan to continue to employ a broad-based approach to compete across segments and build scale and market share.
          Increased Offering of Technology-Based Learning Solutions: We have a wide range of technology-based learning solutions offered as either standalone tools or as part of our blended model (which integrates these technology-based learning solutions with our print-based products). Our standalone technology-based solutions include online supplemental reading, writing and vocabulary lessons and books as well as interactive simulations in math and science. Such solutions are employed by our customers for at-risk students and are more commonly used by, and are equally as effective for, on-track students to enhance their proficiency levels. Across much of our product offering, we utilize a comprehensive student data reporting system with multiple years of results. We believe this ability to assess, track and report results is crucial to providing educators with the tools required to achieve and provide accountability for student outcomes.
          Leverage Nationally Recognized Brands, Sales Force and Scalable Platform: We believe our portfolio of premier brands and research-based products and services has consistently delivered superior learning outcomes for school districts. We plan to leverage our reputation for quality and our experienced sales force to generate new business and capture a greater share of business from existing customers across our national footprint. Further, we plan to utilize our portfolio of technology-driven products and services and an easily replicable implementation model to rapidly meet customer needs.
          Invest in Key Growth Initiatives: In 2010, we made specific investments in certain key areas intended to facilitate growth in 2011 and beyond. In the Voyager business unit, we integrated two large sales forces (pre-combination Cambium and VLCY) into one national model and we consolidated the student reporting systems of the two previously separate companies. In the Sopris business unit, we built a nationwide field sales force, made significant investments in marketing and introduced two substantial new products. In the CLT unit, we have increased our investment in sales, marketing and product development to enhance continued growth products. Across all business units, we have substantially upgraded our e-commerce and e-marketing capabilities in order to facilitate greater demand pull for our products. We intend to increase market penetration and market share through these investments, enabling us to recognize greater revenues per student.
Funding Sources and Industry Information
          The intervention market is focused on administering supplemental education solutions to at-risk and special education students within the Pre-K through 12th grade student segment. At-risk and special education students are those students that are underperforming when evaluated against their peers and current academic standing, which is defined as the bottom 40% of learners. Students in need of intervention are often found in three distinct groups: English language learners (“ELL”), Special Education (“SPED”) and impoverished students. The ELL group is made up of those students whose first language is not English. SPED students are individuals with special needs, including learning and communication challenges, emotional and behavioral disorders, physical disabilities and developmental disorders. Impoverished students are from families with low socioeconomic status and are at an academic disadvantage due to their families’ financial hardships.
          We believe that educating at-risk and special education students requires a different approach than relying on traditional instructional materials since these intervention programs often require detailed implementation and training. Key federal and state programs, such as the Title I portion (“Title I”) of the reauthorized Elementary Secondary Education Act (“ESEA”), School Improvement Grants program (“SIG”), Individuals with Disabilities Education Act (“IDEA”) and the “Race to the Top” Program enacted under the American Recovery and Reinvestment Act of 2009 (“ARRA”) have been key drivers in pushing school districts to address the needs of this student population.

          While school districts use a variety of government funding sources in order to procure our products and services, our industry receives proportionally more federally provided funds than education services and products as a whole, which tend to rely more heavily on state and local funding. Title 1 (and the Title 111 portion of the ESEA) and IDEA have existed for decades and have experienced steady increases since their inception. Further augmenting these traditional funding sources in 2009 and 2010 was the ARRA, which allocated an additional $10 billion for Title I and an additional $11.3 billion for IDEA over the fiscal years ending September 2010 and September 2011. Additional federal funds are also being made available through the ARRA’s “Race to the Top” program, which is expected to provide over $4 billion in additional education funding.
          Over the long-term, we expect growth in the overall intervention market will be driven by the following key factors:
•	Large and Growing Addressable Market: Total Pre-K through 12th grade enrollment was 56 million in 2008, with enrollments rising. It is estimated that at least 40% of these students require intervention and represent a large addressable market for us. Demand for intervention is expected to continue to increase since intervention is typically more cost effective than special education programs. We believe that, with more attention in general, increased analysis of U.S. student outcomes versus other countries, focus and likely inclusion of the graduation rate in the ESEA, and movement to national standards, the number of children deemed to need intervention is likely to increase from 40% to over 50%, as indicated by proficiency rates of the National Assessment of Educational Progress.

•	Historically Stable Federal Funding Landscape: The funding environment for Pre-K through 12th grade education has historically been stable across economic cycles. While the recent downturn has pressured state and local budgets, the primary sources of federal funding for education (Title I and IDEA) have been maintained at historically high levels. Traditional federal funding sources for education have been temporarily augmented by ARRA funding from 2009 to 2011, including the “Race to the Top” program.

•	Increasing Emphasis on Accountability and Measurement: The No Child Left Behind Act (“NCLB”) has been a key driver for increased accountability and a measurement of student performance. School districts are required to demonstrate adequate yearly progress (“AYP”) or risk a cut in funding. Intervention products help schools improve performance of the most challenged learners and meet stringent AYP criteria. Furthermore, there is greater emphasis on evaluating educators based on the performance of their students. The combination of these factors will continue to drive the demand for intervention and professional development products.

•	Proven Return on Investment of Intervention Products: Numerous studies have demonstrated and quantified the benefits of intervention products for at-risk and special education students. We believe traditional educational materials are inadequate and not designed to meet their learning needs. Also, teachers are becoming better trained at utilizing intervention materials, which we expect will contribute to greater demand for such products.
Product Overview
          We operate as three reportable segments, with separate management teams and infrastructures that offer various products and services, as follows:
•	Voyager, our comprehensive intervention solutions;

•	Sopris, our supplemental solutions; and

•	CLT, our technology-based solutions.
          Unallocated shared services such as accounting, legal, human resources and corporate-related items are recorded in a “Shared Services” category. Depreciation and amortization expense, goodwill impairment, interest income and expense, other income and expense, and taxes are also included in this category.
Voyager
          Our Voyager unit offers reading, math and professional development programs targeted towards the at-risk and special education student populations. Voyager materials, offered in print form and increasingly in online format, are tailored to meet the needs of these students and differ considerably from traditional instructional materials in design, approach and intensity. Lessons are based on scientific research and are carefully designed to effectively and efficiently address each of the strategies and skills necessary to improve the abilities of struggling students.
          Voyager Reading Programs. The reading programs in the Voyager business unit consist of: Voyager Passport®; LANGUAGE!; Passport Reading Journeys®; Read Well; Voyager Universal Literacy System®; Ticket to Read®; TimeWarp® Plus; Voyager Pasaporte®; and We Can!.
          Voyager Passport is a comprehensive reading intervention system for grades K-5. Voyager Passport provides direct, systematic instruction in each of the five essential reading components (phonemic awareness, phonics, fluency, vocabulary, and comprehension) and is designed as an intervention program for grade K-5 students for whom a core reading program is not sufficient. The lessons are typically daily and run 30 to 40 minutes in duration. They are based on the latest scientific research regarding effective reading instruction and are carefully designed to effectively and efficiently address each of the strategies and skills necessary to improve the reading ability of struggling readers.
          LANGUAGE!, our principal adolescent literacy offering, is a comprehensive literacy program that targets students in grades 3-12 achieving at or below the 20th percentile. The program consists of a 36-unit curriculum organized into six levels that cover phonemic awareness and phonics, word recognition and spelling, vocabulary and morphology, grammar and usage, listening and reading comprehension, and speaking and writing. LANGUAGE! is designed for special education students, as well as students learning to speak English. The curriculum is a mastery-based curriculum. Students exit as soon as they achieve grade-level proficiency, which will vary depending on the specific needs of the student and where the student enters the program.
          Passport Reading Journeys is a targeted intervention program designed to accelerate reading for struggling readers in middle school and high school, grades 6-9. The lesson format integrates reading, comprehension, vocabulary, fluency and writing. Age-appropriate content, real-life journeys on DVDs, online interactive lessons, and captivating text are designed to hold student interest and motivate students to read for both information and enjoyment. The program targets the affective domain as much as the cognitive domain, as many struggling readers have lost confidence, are not engaged, and are close to dropping out. The program meets all of the instructional recommendations of the Reading Next Report, which is an industry research report outlining the key elements of effective literacy intervention for middle and high school students, and provides teachers with the tools necessary to help students become successful readers.
          ReadWell is an alternative comprehensive core reading program that targets at-risk students in grades K-2. The program is a research-based and data-driven reading curriculum that addresses all five components of effective reading instruction — phonemic awareness, phonics, vocabulary, comprehension and fluency — as outlined by the National Reading Panel in 2000.
          The Voyager Universal Literacy System is an alternative comprehensive core reading curriculum for grades K-3 that explicitly and systematically teaches the five essential components of reading instruction listed above.
          Ticket to Read (www.tickettoread.com) is an interactive web-based program offered with Voyager’s Passport, ReadWell and Universal Literacy System programs. Ticket to Read is designed to improve reading by allowing students to practice various aspects of reading skills. Instruction is leveled, self-paced and teacher-monitored. Students are motivated by a leader-board, a virtual clubhouse that includes earning online tickets and other rewards, games, and engaging self-selected passages on a variety of topics as they build vocabulary, fluency, phonics and reading comprehension skills. Approximately one-quarter of the use takes place after school hours, including weekends, further enabling students to reinforce what they have learned in the classroom and enabling parents and/or guardians to become more involved in their children’s education.
          TimeWarp Plus is a four-to-six week summer reading intervention program which immerses grade K-9 students in reading adventures to build essential reading skills that can prevent summer learning loss and prepare students for the coming year. TimeWarp Plus is a balanced, research-based reading program offered as a two-to-four hour daily reading instruction focused around exciting, adventure-based themes and hands-on learning experiences. Student engagement and maximizing teacher time are key components of the program.
          Voyager Pasaporte provides students in grades K-3 with targeted reading intervention in Spanish, using a similar scientifically-based reading research and framework as Voyager Passport. The lessons typically run daily for 30 to 40 minutes in duration. They are based on scientific research regarding effective reading instruction and are carefully designed to effectively and efficiently address each of the strategies and skills necessary to improve the reading ability of struggling Spanish-speaking children who cannot read effectively in any language. Built-in assessment and progress monitoring tools provide teachers with vital information about student learning so they can adjust instruction as needed.

          We Can! is a multilingual early childhood program which is designed to develop both social and academic skills. The program offers flexible lesson plans for customized instruction, a classroom management system and learning center choices. We Can! also fits within a variety of Pre-K settings.
          Voyager Math Programs. The math programs in the Voyager business unit consist of: Vmath®, Vmath Summer Adventure, TransMath, Inside Algebra and Voyages.
          Vmath is a targeted, systematic intervention system that is aligned with the tenets of the National Council of Teachers of Mathematics and is designed to complement and enhance all major math programs by building upon and reinforcing the concepts, skills, and strategies of a core math program. Through 30 to 40 minutes of daily instruction, Vmath helps struggling students build a foundation in math and learn the skills and concepts crucial to achieving grade-level success. VmathLive is a standalone or complementary online math capability, targeting additional student practice for grades 2-8.
          Vmath Summer Adventure targets math students who may need summer intervention to prevent summer learning loss in math as well as in reading. Vmath Summer Adventure combines explicit instruction in essential math concepts and skills and real-life adventures to stimulate student interest and understanding over a shortened summer school program for grades K-8.
          TransMath targets students in the 25th percentile and below in grades 5-9. TransMath provides students with in-depth, sequential skill building of foundational math concepts through reform-based and procedural instruction. Multisensory strategies are designed to promote problem-solving proficiency, vocabulary development and mathematical discourse. VmathLive is offered with TransMath.
          Inside Algebra targets students at risk of failure in algebra and teaches them a variety of core objectives through activities intended to make learning fun. Students may participate in Inside Algebra in small groups, as a supplement to basal curricula, or as a standalone algebra intervention program.
          Voyages targets grades K-5 and is a core mathematics program designed by teachers, for teachers. Educators may utilize Voyages as a core program, as an intervention program or as part of a “gifted and talented” program.
          Voyager Professional Development Programs. Professional development services provide customized, sustainable, product independent solutions for teachers and leadership to help our customers enhance their existing investments in curricula, textbooks, and learning resources. Specific topics include Reading, Math, Behavior, Response to Intervention, Instructional Audits, Coaching and Leadership, and support all tiers of student instruction. These services are provided via three delivery systems: consulting services and custom professional development, custom conferences and institutes, and distance learning.
Sopris
          Our Sopris unit focuses on providing a diverse, yet comprehensive collection of printed and electronic supplemental education materials to complement core programs and to provide intense remediation aimed at specific skill deficits. When compared to products offered by our other business units, Sopris products tend to be more narrowly-tailored and target a smaller, more specific audience. Sopris’ primary products are Step Up to Writing; REWARDS; Dynamic Indicators of Basic Early Literacy Skills (DIBELS/IDEL); Language Essentials for Teachers of Reading and Spelling (LETRS); The Six Minute Solution; Algebra Ready; and RAVE-O. Through these offerings, we commercialize research of some of the most highly regarded authors in the field, including Drs. Louisa Moats, Anita Archer and Roland Good.
          Step Up to Writing is a strategies-based program that spans grades K-12 and addresses students who score at or below the basic skill level in writing. Authored by Dr. Maureen Aumon, the program teaches students to write both narrative and expository pieces, actively engage with reading materials and develop study skills. Step Up to Writing is designed to fit alongside a school district’s existing reading program and to be integrated into any standard curriculum or instructional system.
          REWARDS is a research-based, reading intervention program designed for general and special education, remedial reading, summer school and after-school programs. Authored by Dr. Anita Archer, the program focuses on de-coding, fluency, vocabulary, comprehension, test-taking abilities and content-area reading and writing.
          DIBELS/IDEL is a literary screening and progress monitoring tool. Authored by Drs. Roland Good and Ruth Kaminski, students from grades K-3 take benchmark assessments three times a year in order to measure the critical areas of early reading: awareness, phonics, fluency, comprehension and vocabulary. Students in grades 4-6 are assessed in the areas of fluency and comprehension. For those with reading difficulties, progress monitoring assessments are given to determine the effectiveness of the interventions being used. IDEL offers DIBELS materials for Spanish-speaking students.
          LETRS is a stand-alone professional development program for educators. Authored by Dr. Louisa Moats, the training program is delivered through a combination of print materials, online courses, software and face-to-face training. LETRS Institutes are grouped into a series of three-day sessions presented by certified national LETRS trainers and engage educators through group activities and hands-on practice.
          The Six Minute Solution targets grades K-12 and helps students improve reading fluency. This peer-mentoring and feedback system is designed to complement a reading curriculum.
          Algebra Ready teaches students fundamental mathematics and is designed to prepare them for algebra and geometry. Students can utilize Algebra Ready during summer school, extended days, or as a supplement to a core math curriculum.
          RAVE-O (Reading through Automaticity, Vocabulary, Engagement, and Orthography) is an intensive, multisensory, small group reading intervention for primary through intermediate grades. Authored by neuroscientist Dr. Maryanne Wolf, the program applies brain research to reading intervention.
Cambium Learning Technologies
          Our CLT unit utilizes technology to deliver subscription-based websites, online libraries, software and equipment designed to help students reach their potential in grades K through 12 and beyond. CLT products are offered under four different industry leading brands: Learning A-Z, ExploreLearning, Kurzweil Educational Systems and IntelliTools.
          Learning A-Z. Learning A-Z is a group of related websites known as Reading A-ZTM, Raz-KidsTM, Reading-TutorsTM, Vocabulary A-ZTM and Writing A-ZTM, which provide online supplemental reading, writing and vocabulary lessons, books, and other resources for students and teachers. Science A-ZTM, a Learning A-Z website, is aimed at the supplemental science market.
          We sell online supplemental reading, math and science products under the Learning A-Z brand. There are three free websites (LearningPageTM, Sites for Teachers and Sites for Parents), which aid in directing interested parents, teachers, schools and districts to six subscription-based sites: Reading A-Z, Raz-Kids, Reading-Tutors, Vocabulary A-Z, Writing A-Z, and Science A-Z. Each of these websites offers products available for purchase through online subscriptions.
          Reading A-Z offers thousands of research-based, printable teacher materials to teach guided reading, phonological awareness, phonics, comprehension, fluency, letter recognition and formation, high-frequency words, poetry and vocabulary. The teaching resources include professionally developed downloadable leveled books (27 levels), a systematic phonics program that includes decodable books, high-frequency word books, poetry books, nursery rhymes, vocabulary books, read-aloud books, lesson plans, worksheets, graphic organizers and reading assessments. All leveled books, worksheets, graphic organizers and quizzes are available as printable PDF files and as projectables for use on interactive and non-interactive whiteboards. The leveled books and a variety of other books are available in Spanish and French, as well as a version with UK spellings.
          Raz-Kids is a student-centered online collection of interactive leveled books and quizzes designed to guide and motivate emergent and reluctant readers, as well as improve the skills of fluent readers. Students can listen to and read books as well as record their reading and then take an online quiz while receiving immediate feedback. Students earn stars for their reading activity. The stars can then be spent in each student’s personal clubhouse-like environment for purchasing a catalog full of items that include aliens and other fun characters. The program currently consists of over 300 online books along with companion quizzes and worksheets spread over 27 levels of difficulty. A new feature is an online tool that allows teachers to place students at the appropriate reading level while capturing reading rate and fluency. The website also features a classroom management system for teachers to build rosters, assign books and review student reading activity.
          Reading-Tutors is a low-cost, easy-to-use collection of research-based resource packets for tutors. Each of the 400 packets contains items tutors need to help emerging readers gain key literacy skills in the alphabet, phonological awareness, phonics, high-frequency words, fluency and comprehension. It also has all the resources needed to train tutors as well as set up and administer a successful tutoring program.
          Vocabulary A-Z provides customized and pre-made vocabulary lessons for use by teachers to improve student vocabularies. Vocabulary A-Z has thousands of vocabulary words that can be used to generate custom vocabulary lessons and assessments. Word activities and worksheets are available based on the word lists the user generates. The Vocabulary A-Z lesson generator incorporates best practices from current educational research.
          Writing A-Z provides teachers with a comprehensive collection of resources to enhance the writing proficiency of students in grades K-6. The site provides core writing lessons grouped by genre, including student packets with leveled materials, mini-lessons that target key writing processes and skills, and writing tools for organizing and improving writing.
          Science A-Z provides teachers with an online collection of resources to improve student skills in both science and reading. The website offers a collection of downloadable resources organized into thematic units aligned with state standards. The materials are categorized into four scientific domains: life, earth, physical and process science. The thematic units are organized into three grade-level groupings: K-2, 3-4, and 5-6. The themed packs include lessons, books, high-interest information sheets, career sheets, and process activities. Within each grade span, all books and information sheets are written to a high, medium and low level of difficulty. The website includes many other science resources, including science fair resources and a monthly “Science In the News” feature.
          ExploreLearning. ExploreLearningTM is a subscription-based online library of interactive simulations in math and science for grades 3-12. ExploreLearning has won National Science Foundation funding, supports the tenets of the National Council of Teachers of Mathematics and has received positive mention in books published by the Association of Supervision and Curriculum Development and the National Science Teachers Association. ExploreLearning is also a perennial award winner recognized by industry peer groups, including the Association of Educational Publishers, Software Industry and Information Association, as well as publications such as District Administration Magazine and Tech and Learning Magazine. ExploreLearning materials are correlated to state standards and over 120 math and science textbooks. Like Learning A-Z, ExploreLearning is an online subscription-based business. REFLEX, ExploreLearning’s newest adaptive software, is a game-based solution for grades 2-6 that teaches math fluency in the four operations. The program launched in March 2011.
          Kurzweil Educational Systems. Kurzweil Educational Systems is a program that primarily targets students in middle school through higher education struggling with reading and writing, specifically those students with ADHD, dyslexia and visual impairments. Kurzweil Educational Systems produces the following two software products for individuals with learning difficulties and for those who are visually impaired:
•	Kurzweil 3000. Kurzweil 3000 is a reading, writing and learning software package for students with dyslexia, attention deficit disorder or other learning difficulties, including physical impairments or language learning needs.

•	Kurzweil 1000. Kurzweil 1000 provides visually impaired users access to printed and electronic materials. Documents and digital files are converted from text to speech and read aloud in a variety of voices that can be modified to suit individual preferences. In addition, this software provides users with document creation and editing, studying and study skills for note-taking, summarizing and outlining text.
          IntelliTools. IntelliTools offers hardware products that target students with physical, visual and cognitive disabilities that make using a standard keyboard and mouse difficult. IntelliTools also offers software products that target elementary and middle school special education students struggling with reading and math. IntelliTools’ products include:
•	IntelliKeys® USB, which is a programmable alternative keyboard with supporting software for students or adults who have difficulty using a standard keyboard.

•	IntelliTools Classroom Suite, which is an authoring and application tool intended to boost achievement on standards-based tests and help meet adequate yearly progress goals under the No Child Left Behind Act.

•	IntelliTools, which offers software products with a simple interface for students to use. The software includes lessons, activities and assessments that reinforce reading, writing and math skills with the capability to generate reports and provide detailed data tracking.
Marketing and Distribution
          Curriculum Development
          We continually seek to take advantage of new product and technology opportunities and view product development to be essential to maintaining and growing our market position. We have developed relationships with many industry-leading authors who are known for their expertise in improving the cognitive and behavioral performance of at-risk and special education students. Many authors are leaders in their respective fields, such as literacy, mathematics, cognitive reasoning, and behavioral sciences. These authors are engaged by us to develop content and then to refine that content once feedback is obtained from our customers. We also employ both in-house and contracted developers of curriculum and on-line content. We generally conduct an extensive refresh of our products every three to five years to incorporate the latest research, bring images current, and update factual content. The web-based products are enhanced continuously. Between the product refreshes, we often develop variations, expansions (i.e., more grade levels) and other basic enhancements of our products. As of March 31, 2011, we had 142 employees in curriculum development. Research and development expense, net of capitalization, was $2.4 million for the three months ended March 31, 2011, $3.0 million for the three months ended March 31, 2010, $10.6 million for the year ended December 31, 2010 and $5.6 million for the year ended December 31, 2009. In addition, we capitalize certain expenditures related to product development.
Sales and Marketing
          Sales Force Organization
          We generally organize our marketing and sales force around our Voyager, Sopris and CLT business units. Within CLT, the sales forces are further divided to focus on reading, math/science, or special education areas. We have separate sales forces by unit and sales producers sell all available products in the unit and are general relationship managers. They are supported by product or subject matter experts as well as a corporate marketing team. As of March 31, 2011, our sales force consisted of 107 field and 30 inside sales producers for a total of 137 direct sales producers, excluding sales management and marketing. Where we elect to use both field and inside sales producers in a business unit, we tend to segment the customers primarily based on size of a territory, whereby larger territories are covered by field representatives and smaller territories are covered more effectively by inside sales employees. We also use direct marketing through catalogs and are increasingly making use of e-commerce and the Internet to sell our products. Sales and marketing expense was $10.9 million for the three months ended March 31, 2011, $11.1 million for the three months ended March 31, 2010, $46.0 million for the year ended December 31, 2010 and $23.4 million for the year ended December 31, 2009.
Competition
          The market for our products is highly competitive. We compete with a wide range of companies from large publishers covering a broad array of products to small providers who specialize in very limited areas. We compete with:
•	Traditional text book suppliers, which often offer intervention products as part of their core reading and math programs, including Houghton Mifflin/Harcourt, Pearson, The McGraw-Hill Companies, and Scholastic;

•	Supplemental suppliers, a market segment that is quite fragmented, including the supplementary products divisions of the international textbook publishers named above, and others including Curriculum Associates, Teacher Created Materials, School Specialty, Haights Cross Communications and The Hampton-Brown Company;

•	Technology suppliers, including Scholastic (Read 180, MiniBooks), Adaptive Curriculum, Carnegie Learning, Renaissance Learning, Don Johnston and TextHelp; and

•	Service providers, including Americas Choice (recently purchased by Pearson), and research laboratories such as WestEd.
In addition, with greater use of virtual tools, we compete with a number of entities like K12 and Florida Virtual School.
Concentration Risk
          We are not overly dependent upon any one customer or a few customers, the loss of which would have a material adverse effect on our business. We have a broad customer base; in the three years ended December 31, 2010, no single customer accounted for more than 10% of our total net revenues in any one year. Additionally, our top ten customers accounted for approximately 20% of our net revenues in 2010.
Seasonality
          Our quarterly operating results fluctuate due to a number of factors, including the academic school year, school procurement policies, funding cycles, the amount and timing of new products and spending patterns. In addition, customers experience cyclical funding issues that can impact revenue patterns. We generally expect our lowest revenues and earnings to be in the first and fourth fiscal quarters and our highest revenues and earnings to be in the second and third fiscal quarters.

Governmental Regulations
          Our operations are governed by laws and regulations relating to equal employment opportunity, workplace safety, information privacy, and worker health, including the Occupational Safety and Health Act and regulations under that Act. Additionally, as a company that often bids on various state, local and federally funded programs, we are subject to various governmental procurement policies and regulations. We believe that we are in compliance in all material respects with applicable laws and regulations and that future compliance will not have a material adverse effect upon our consolidated operations or financial condition.
Organizational Structure
          Cambium Learning Group, Inc. (NASDAQ: ABCD) was incorporated under the laws of Delaware in June 2009. On December 8, 2009, we completed the mergers of VLCY and VSS-Cambium Holdings II Corp. (“Cambium Holdings”) into two of our wholly owned subsidiaries, as contemplated by the Agreement and Plan of Mergers, dated as of June 20, 2009, as amended, among us, VLCY, Vowel Acquisition Corp., our wholly-owned subsidiary, Cambium Holdings, a wholly-owned subsidiary of VSS-Cambium Holdings III, LLC, Consonant Acquisition Corp., our wholly owned subsidiary, and Vowel Representative, LLC, solely in its capacity as stockholders’ representative. In this prospectus we refer to this Agreement and Plan of Mergers, as amended, as the “Merger Agreement.” Pursuant to the Merger Agreement, we acquired all of the common stock of each of Cambium Holdings and VLCY through the merger of Consonant Acquisition Corp. with and into Cambium Holdings, with Cambium Holdings continuing as the surviving corporation (the “Cambium Merger”), and the concurrent merger of Vowel Acquisition Corp. with and into VLCY, with VLCY continuing as the surviving corporation (the “Voyager Merger” and together with the Cambium Merger, the “Mergers”). As a result of the effectiveness of the Mergers, Cambium Holdings and VLCY became our wholly owned subsidiaries. Following the completion of the Mergers, all of the outstanding capital stock of VLCY’s operating subsidiaries, Voyager Expanded Learning, Inc. (“VEL”) and LAZEL, Inc., were transferred to CLI. Effective December 31, 2010, we completed an internal reorganization pursuant to which we consolidated certain of our operating subsidiaries. Specifically, we merged VEL and Cambium Learning (New York), Inc. into Sopris West Educational Services, Inc. and renamed this entity Cambium Education, Inc. We also merged Intellitools, Inc. into Kurzweil Educational Systems, Inc. and renamed this entity Kurzweil/Intellitools, Inc. The following chart sets forth our corporate organization and identifies the issuer and the subsidiary guarantors of the notes and the borrowers under the ABL Facility.

(1)	As of March 31, 2011, this entity, controlled by VSS (as defined below), remained our majority stockholder with approximately 62.4% beneficial ownership.
(2)	Such entity will be a subsidiary guarantor of the exchange notes.
(3)	VLCY is not a guarantor under the old notes, will not be a guarantor of the exchange notes and will be an unrestricted subsidiary under the terms of the exchange notes. VLCY is not a borrower under, or otherwise party to, the ABL Facility.
(4)	Such entity is a co-borrower under the ABL Facility.
Veronis Suhler Stevenson
          In 2007, Cambium Learning was acquired by a consortium of private equity sponsors led by Veronis Suhler Stevenson (“VSS”). Founded in 1987, VSS is a private equity and structured capital fund management company dedicated to investing in the information, education, media and marketing services industries in North America and Europe. VSS provides both equity and debt capital for buyouts, recapitalizations, growth financings and strategic acquisitions to middle market companies and management teams with a goal to build companies both organically and through a focused add-on acquisition program. Over the past 20 years, VSS has managed funds with capital committed exceeding $2.8 billion.
VSS seeks to leverage its specialized operational, financial and transaction experience to work as an added-value partner with company owners and management teams. VSS professionals assist VSS portfolio companies with setting strategic direction, board level involvement, acquisition strategies, proactively and directly searching for acquisition opportunities and assisting with the negotiation and execution of acquisitions. In addition, VSS assists its portfolio companies with raising senior debt and any additional third party financing. As of March 31, 2011, VSS controlled entities remained our majority stockholder with approximately 62.4% beneficial ownership.
Employees
          Our future success is substantially dependent on the performance of our management team and our ability to attract and retain qualified technical and managerial personnel. As of March 31, 2011, we had a total of 584 employees. None of our employees are represented by collective bargaining agreements. We regard our relationship with our employees to be good.
Executive Officers
          Ronald Klausner. Ronald Klausner, age 57, currently serves as a Class III director and our Chief Executive Officer. Mr. Klausner has served as one of our directors since December 8, 2009. Mr. Klausner served as President of Voyager Expanded Learning from October 2005 until December 8, 2009, when he became our Chief Executive Officer. Prior to that, Mr. Klausner served as President of ProQuest Information and Learning Company (a subsidiary of VLCY until it was sold in 2007) from April 2003 to October 2005. Mr. Klausner came to VLCY from D&B (formerly known as Dun & Bradstreet), a global business information and technology solutions provider, where he worked for 27 years. He most recently served as D&B’s Senior Vice President, U.S. Sales, leading a segment with more than $900 million in revenue. Previously, Mr. Klausner led global data and operations, and customer service, providing business-to-business, credit, marketing and purchasing information in over 200 countries.
          David F. Cappellucci. David F. Cappellucci, age 54, currently serves as a Class I director and our President. Mr. Cappellucci has served as one of our directors since December 8, 2009. Mr. Cappellucci served as the Chief Executive Officer of Cambium from April 2007 until December 8, 2009 and has 24 years of experience in the education industry. Before co-founding Cambium in December of 2002, Mr. Cappellucci spent 13 years with Houghton Mifflin Company, where he served in a variety of senior management positions, overseeing strategy, mergers and acquisitions, planning and operations at both the corporate level and within a number of business units, including the K-12 School Publishing Group and the Educational and Business Software Divisions. In 2000, Mr. Cappellucci co-founded Classwell Learning Group, an education company formed within the Houghton Mifflin organization. Through 2002, Mr. Cappellucci served as President and Chief Executive Officer of Classwell Learning Group, which was described as the “best new brand in the education market” by a major industry magazine in 2002. From 1992 to 1997, Mr. Cappellucci served as Senior Vice President of Elementary Education for Simon & Schuster. Prior to that, Mr. Cappellucci was Vice President of Finance, Planning and Operations for Houghton Mifflin’s K-12 school and assessment businesses.
          Bradley C. Almond. Bradley C. Almond, age 44, currently serves as our Senior Vice President and Chief Financial Officer. Mr. Almond served as Chief Financial Officer of VLCY since January 2009 and continues to serve as our subsidiary’s Chief Financial Officer. Mr. Almond joined VLCY in November 2006 as Chief Financial Officer of the Voyager Expanded Learning operating unit. Before joining VLCY, Mr. Almond was Chief Financial Officer, Treasurer and Vice President of Administration at Zix Corporation, a publicly traded email encryption and e-prescribing service provider located in Dallas, Texas, since 2003. From 1998 to 2003, Mr. Almond worked at Entrust Inc., where he held a variety of management positions, including president of Entrust Japan, general manager of Entrust Asia and Latin America, vice president of finance and vice president of sales and customer operations. Mr. Almond is a licensed Certified Public Accountant.
          John Campbell. John Campbell, age 50, currently serves as Senior Vice President and the President of the CLT business unit. Mr. Campbell served in the positions of Senior Vice President of Strategy & Business Development, Senior Vice President of K-12 and Chief Operating Officer of Voyager Expanded Learning since joining VLCY in January 2004 until December 8, 2009. Before joining VLCY, Mr. Campbell served as Chief Operating Officer and business unit head of a research based reading company (Breakthrough to Literacy) within McGraw-Hill. Prior to joining Breakthrough/McGraw-Hill, he served as Director of Technology for Tribune Education. Additionally, Mr. Campbell has experience as General Manager of a software start-up (Insight) and as Director of Applications and Technical Support for a hardware manufacturer (Commodore International).
          George A. Logue. George A. Logue, age 60, currently serves as Executive Vice President and the President of the Supplemental Solutions business unit. Mr. Logue served as the Executive Vice President of Cambium from June 2003 until December

8, 2009 and has 35 years of education industry experience. Before joining Cambium, Mr. Logue spent 18 years in various leadership roles with Houghton Mifflin Company. At Houghton Mifflin, Mr. Logue served as Executive Vice President of the School Division from 1996 to 2003. Prior to serving as Executive Vice President of Houghton Mifflin, Mr. Logue was Vice President for Sales and Marketing from 1994 to 1996.
          Carolyn M. Getridge. Carolyn M. Getridge, age 66, currently serves as our Senior Vice President of Human Resources and Urban Development. She joined VLCY in 1997 as a member of the team that launched the company after a distinguished 30-year career in public education. Immediately prior to joining Voyager, Ms. Getridge was Superintendent of the Oakland Unified School District. Ms. Getridge also served as Associate Superintendent of Curriculum and Instruction in Oakland and as Director of Education Programs for the Alameda (CA) County Office of Education.
          Todd W. Buchardt. Todd W. Buchardt, age 51, currently serves as our Senior Vice President, General Counsel and Secretary. Mr. Buchardt served VLCY as Senior Vice President since November 2002, Vice President since March 2000, and General Counsel and Secretary since 1998. Before joining VLCY, Mr. Buchardt held various legal positions with First Data Corporation from 1986 to 1998.
          Robert H. Pasternack, Ph.D. The Honorable Robert H. Pasternack, Ph.D., age 61, currently serves as our Senior Vice President of Special Education. Dr. Pasternack served VLCY in the same capacity from August 2006. Dr. Pasternack has over 40 years experience in public education. Before joining VLCY, Dr. Pasternack served as Assistant Secretary for the Office of Special Education and Rehabilitative Services (OSERS) at the U.S. Department of Education from 2001 to 2004. In addition, Dr. Pasternack served on the President’s Commission on Excellence in Special Education and the President’s Mental Health Commission and as the Chair of the Federal Interagency Coordinating Committee during his appointment as the Assistant Secretary. Prior to being appointed to this position, Dr. Pasternack was the State Director of Special Education for the State of New Mexico and also served as a Superintendent and first grade teacher. Dr. Pasternack is a nationally certified school psychologist, a certified educational diagnostician, a certified school administrator, and a certified teacher (K-12).
Proprietary Rights
          We regard a substantial portion of our technologies and content as proprietary and rely primarily on a combination of patent, copyright, trademark and trade secret laws, and employee or vendor non-disclosure agreements, to protect our rights.
          We have developed relationships with authors who are known for their expertise in improving the cognitive and behavioral performance of at-risk and special education students. Many authors are leaders in their respective fields, such as literacy, mathematics, and positive school climate. These authors are engaged by us to develop content and then to refine that content once feedback is obtained from our customers. We act as exclusive agents for and, in most instances, own the intellectual property from these well-known authors, whereby we publish their works under a royalty arrangement. We also derive a substantial amount of our curriculum content through in-house development efforts. To a much lesser degree, we also license from third parties published works, certain technology content or services upon which we rely to deliver certain products and services. Curriculum developed in-house or developed through the use of independent contractors is our proprietary property. Certain curriculum might be augmented or complemented with third party products, which may include printed materials, videos or photographs. This additional third party content may be sourced from various providers who retain the appropriate trademarks and copyrights to the material and agree to our use under a nonexclusive, fee-based arrangement.
          We use U.S.-registered trademarks to identify various products which we develop. The trademarks survive as long as they are in use and the registration of these trademarks is renewed.
Website Access to Company Reports
          We make available free of charge through our website, www.cambiumlearning.com, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Forms 3, 4 and 5 filed on behalf of our directors, officers and other affiliated persons, and all amendments to those reports as soon as reasonably practical after such material is electronically filed with, or furnished to, the Securities and Exchange Commission (“SEC”). We also will provide any of the foregoing information without charge upon written request to Cambium Learning Group, Inc., 17855 North Dallas Parkway, Suite 400, Dallas, Texas 75287, Attention: Investor Relations.

Additional Information
          We are a Delaware corporation. Our principal executive offices are located at 17855 North Dallas Parkway, Suite 400, Dallas, Texas 75287 and our telephone number at that address is (214) 932-9500. Our corporate website address is www.cambiumlearning.com. We are providing the address to our website solely for the information of our investors. Information contained on our website or that can be accessed through our website is not incorporated by reference in prospectus and does not constitute a part of this prospectus and you should not rely on that information.

Summary of the Terms of the Exchange Offer
          The following summary contains basic information about the exchange offer. It does not contain all the information that may be important to you. For a more complete description of the exchange offer, you should read the discussions under the heading “The Exchange Offer.”

Exchange Notes	$175,000,000 aggregate principal amount of 9.75% Senior Secured Notes due 2017. The terms of the exchange notes are substantially identical to those of the old notes, except that the transfer restrictions and registration rights relating to the old notes will not apply to the exchange notes, and the exchange notes will not provide for the payment of additional interest in the event of a registration default. In addition, the exchange notes bear a different CUSIP number than the old notes.

Old Notes	$175,000,000 aggregate principal amount of 9.75% Senior Secured Notes due 2017, which were issued in a private placement on February 17, 2011.

The Exchange Offer	We are offering to exchange the exchange notes for a like principal amount of the old notes.

In the exchange offer, we will exchange registered 9.75% Senior Secured Notes due 2017 for old 9.75% Senior Secured Notes due 2017.

We will accept any and all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on September 12, 2011. Holders may tender some or all of their old notes pursuant to the exchange offer. However, old notes may be tendered only in denominations of $2,000 and integral multiples of $1,000.

In order to be exchanged, an outstanding old note must be properly tendered and accepted. All old notes that are validly tendered and not withdrawn will be exchanged. As of the date of this prospectus, there are $175,000,000 aggregate principal amount of 9.75% Senior Secured Notes due 2017 outstanding. We will issue exchange notes promptly after the expiration of the exchange offer. See “The Exchange Offer—Terms of the Exchange Offer.”

Registration Rights Agreement	In connection with the private placement of the old notes, we entered into a registration rights agreement with Barclays Capital Inc. and BMO Capital Markets Corp., representatives of the initial purchasers. Under the registration rights agreement, you are entitled to exchange your old notes for exchange notes with substantially identical terms. This exchange offer is intended to satisfy these rights. After the exchange offer is complete, except as set forth in the next paragraph, you will no longer be entitled to any exchange or registration rights with respect to your old notes. The registration rights agreement requires us to file a registration statement for a continuous offering in accordance with Rule 415 under the Securities Act for your benefit if you would not receive freely tradable exchange notes in the exchange offer or you are ineligible to participate in the exchange offer, provided that you indicate that you wish to have your old notes registered under the Securities Act.

Resales of the Exchange Notes	We believe that the exchange notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:
(1)	you are acquiring the exchange notes in the ordinary course of your business;

(2)	you are not engaging in and do not intend to engage in a distribution of the exchange notes;

(3)	you do not have an arrangement or understanding with any person or entity to participate in the distribution of the exchange notes; and

(4)	you are not our “affiliate” as that term is defined in Rule 405 under the Securities Act.

Our belief is based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties unrelated to us. We have not asked the staff for a no-action letter in connection with this exchange offer, however, and we cannot assure you that the staff would make a similar determination with respect to the exchange offer.

If you are an affiliate of ours, or are engaging in or intend to engage in or have any arrangement or understanding with any person to participate in the distribution of the exchange notes:
•	you cannot rely on the applicable interpretations of the staff of the SEC;

•	you will not be entitled to participate in the exchange offer; and

•	you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer that receives exchange notes for its own account in the exchange offer for old notes that were acquired as a result of market-making or other trading activities must acknowledge that it will comply with the prospectus delivery requirements of the Securities Act in connection with any offer to resell or other transfer of the exchange notes issued in the exchange offer.

Furthermore, any broker-dealer that acquired any of its old notes directly from us, in the absence of an exemption therefrom,
•	may not rely on the applicable interpretation of the staff of the SEC’s position contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan, Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1993); and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. See “Plan of Distribution.”

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on September 12, 2011, unless we decide to extend the exchange offer. We do not intend to extend the exchange offer, although we reserve the right to do so.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, including that it not violate any applicable law or any applicable interpretation of the staff of the SEC. The exchange offer is not conditioned upon any minimum principal amount of private notes being tendered for exchange. See “The Exchange Offer—Conditions.”

Procedures for Tendering Old Notes	The old notes were issued as global securities in fully registered form without coupons. Beneficial interests in the old notes that are held by direct or indirect participants in The Depository Trust Company (“DTC”) through certificateless depositary interests are shown on, and transfers of the old notes can be made only through, records maintained in book-entry form by DTC with respect to its participants.

If you wish to exchange your old notes for exchange notes pursuant to the exchange offer, you must transmit to Wells Fargo Bank, National Association, as exchange agent, on or prior to the expiration of the exchange offer, either:
•	a computer-generated message transmitted through DTC’s Automated Tender Offer Program system (“ATOP”) and received by the exchange agent and forming a part of a confirmation of book-entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal; or

•	a properly completed and duly executed letter of transmittal, which accompanies this prospectus, or a facsimile of the letter of transmittal, together with your old notes and any other required documentation, to the exchange agent at its address listed in this prospectus and on the front cover of the letter of transmittal.

If you cannot satisfy either of these procedures on a timely basis, then you should comply with the guaranteed delivery procedures described below.

By delivering a computer-generated message through DTC’s ATOP system, you will represent to us, as set forth in the letter of transmittal, among other things, that:
•	you are acquiring the exchange notes in the exchange offer in the ordinary course of your business;

•	you are not engaging in and do not intend to engage in a distribution of the exchange notes;

•	you do not have an arrangement or understanding with any person or entity to participate in the distribution of the exchange notes; and

•	you are not our affiliate.

Special Procedures for Beneficial Owners	If you are the beneficial owner of old notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender your old notes in the exchange offer, you should promptly contact the person in whose name your old notes are registered and instruct that person to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your notes, either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the person in whose name your old notes are registered. The transfer of registered ownership may take considerable time. See “The Exchange Offer—Procedures for Tendering.”

Guaranteed Delivery Procedures	If you wish to tender your old notes and time will not permit the documents required by the letter of transmittal to reach the exchange agent before the expiration date for the exchange offer, or the procedure for book-entry transfer cannot be completed on a timely basis, you must tender your old notes according to the guaranteed delivery procedures described in this prospectus under the heading “The Exchange Offer—Guaranteed Delivery Procedures.”

Acceptance of Old Notes and Delivery of Exchange Notes	Except under the circumstances summarized above under “Conditions to the Exchange Offer,” we will accept for exchange any and all old notes that are properly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date for the exchange offer. The exchange notes to be issued to you in an exchange offer will be delivered promptly following the expiration of the exchange offer. See “The Exchange Offer—Terms of the Exchange Offer.”

Withdrawal Rights	You may withdraw any tender of your old notes at any time prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. We will return to you any old notes not accepted for exchange for any reason without expense to you as promptly as we can after the expiration or termination of the exchange offer. See “The Exchange Offer—Withdrawal Rights.”

Exchange Agent	Wells Fargo Bank, National Association, the trustee under the indenture governing the notes, is serving as the exchange agent in connection with the exchange offer.

Consequences of Failure to	If you do not participate or properly tender your old notes in the exchange offer:
Exchange
•	you will retain old notes that are not registered under the Securities Act and that will continue to be subject to restrictions on transfer that are described in the legend on the old notes;

•	you will not be able, except in very limited instances, to require us to register your old notes under the Securities Act;

•	you will not be able to offer to resell or transfer your old notes unless they are registered under the Securities Act or unless you offer to resell or transfer them pursuant to an exemption under the Securities Act; and

•	the trading market for your old notes will become more limited to the extent that other holders of old notes participate in the exchange offer.

Federal Income Tax Consequences	Your exchange of old notes for exchange notes in the exchange offer will not result in any gain or loss to you for U.S. federal income tax purposes. See “Certain United States Federal Income Tax Considerations.”
Summary of the Terms of the Exchange Notes
The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Exchange Notes” section of this prospectus contains a more detailed description of the terms and conditions of the exchange notes.

Issuer	Cambium Learning Group, Inc.

Notes Offered	$175,000,000 aggregate principal amount of 9.75% Senior Secured Notes due 2017.

Maturity Date	The exchange notes will mature on February 15, 2017.

Interest Rate	The exchange notes bear interest at a rate of 9.75% per annum, accruing from the issue date of the notes.

Interest Payment Dates	Interest on the exchange notes is payable on February 15 and August 15 of each year, beginning on August 15, 2011.

Guarantees	The payment of the exchange notes will be jointly and severally and fully and unconditionally guaranteed on a senior secured basis by the subsidiary guarantors. See “Description of the Exchange Notes—Note Guarantees” for more details.

Security; Collateral	The exchange notes will be secured by (i) a first-priority lien on substantially all of our and the subsidiary guarantors’ assets (other than inventory and accounts receivable and related assets of the ABL Credit Parties and subject to certain exceptions), including capital stock of the subsidiary guarantors and (ii) a second-priority lien on substantially all of the inventory and accounts receivable and related assets of the ABL Credit Parties, in each case subject to permitted liens and as described in this prospectus.

The value of collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the collateral. The liens on the collateral may be released without the consent of the holders of the notes if collateral is disposed of in a transaction that complies with the indenture and the related security documents or in accordance with the provisions of an intercreditor agreement to be entered into relating to the collateral securing the notes and the ABL Facility. See “Risk Factors—Risks Related to the Notes—The value of the collateral securing the notes may not be sufficient to satisfy our obligations under the notes,” “Risk Factors—Risks Related to the Notes—There are circumstances other than repayment or discharge of the notes under which the collateral securing the notes and guarantees will be released automatically, without your consent or the consent of the trustee,” “Description of Notes—Security for the Notes.”

Ranking	The exchange notes and the guarantees will be our and the subsidiary guarantors’ general senior secured obligations. They will rank:
•	equally in right of payment with all of our and the subsidiary guarantors’ existing and future senior debt;

•	senior in right of payment to all of our and the subsidiary guarantors’ existing and future subordinated debt;

•	effectively subordinate to all liabilities (including trade payables) of our subsidiaries that do not guarantee the exchange notes;

•	effectively subordinated in right of payment to the indebtedness and obligations of the ABL Credit Parties that are secured by first-priority liens under the ABL Facility to the extent of the value of the assets subject to such first-priority liens; and

•	effectively senior in right of payment to the indebtedness and obligations of the ABL Credit Parties that are secured by second-priority liens under the ABL Facility to the extent of the value of the assets subject to such second-priority liens.

As of March 31, 2011, we and the subsidiary guarantors had approximately $187 million of indebtedness outstanding.

Optional Redemption	We may at our option redeem:
•	at any time prior to February 15, 2014, up to 35% of the aggregate principal amount of the exchange notes with the proceeds of certain equity offerings at the redemption price equal to 109.75% of the principal amount thereof;

•	at any time prior to February 15, 2014, some or all of the exchange notes at a price equal to 100% of their principal amount plus a “make-whole” premium as described under “Description of Exchange Notes—Optional Redemption”;

•	up to 10% of the original aggregate principal amount of the exchange notes during any 12-month period at a redemption price of 103% at any time, prior to February 15, 2014; and

•	some or all of the exchange notes at the redemption prices set forth at the redemption prices described under “Description of the Exchange Notes—Optional Redemption,” at any time on or after February 15, 2014.

In each case, we must also pay accrued and unpaid interest, if any, to the redemption date. See “Description of Exchange Notes—Optional Redemption” for more details.

Change of Control Offer	If we experience specific kinds of changes of control, we will make an offer to purchase all of the exchange notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of purchase. See “Description of Exchange Notes—Repurchase of Notes Upon a Change of Control.”

Asset Sale Offer	If we sell assets under certain circumstances and do not use the proceeds for specified purposes, we must offer to repurchase the exchange notes at 100% of the principal amount of the exchange notes repurchased, plus accrued and unpaid interest, if any, to the applicable repurchase date with such proceeds. See “Description of Exchange Notes—Repurchase at the Option of Holders—Asset Sales.”

Certain Covenants	The indenture governing the exchange notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:
•	pay dividends, redeem stock or make other distributions or restricted payments;

•	make certain investments;

•	incur indebtedness and issue preferred stock;

•	create liens;

•	agree to dividend and payment restrictions affecting restricted subsidiaries;

•	merge, consolidate or sell assets;

•	designate subsidiaries as unrestricted;

•	change our or our subsidiaries’ lines of business; and

•	enter into transactions with our affiliates.

The covenants above are also subject to a number of other important limitations and exceptions. See “Description of Exchange Notes—Certain Covenants.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes pursuant to the exchange offer. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of outstanding old notes, the terms of which are identical in all material respects to the exchange notes. The outstanding old notes surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. We have agreed to bear the expenses of the exchange offer. No underwriter is being used in connection with the exchange offer. See “Use of Proceeds.”

No Public Market; No Listing	The exchange notes are new securities for which there is no active trading market and we do not intend to list the exchange notes on any securities exchange or to seek approval for quotations through any automated quotation system. Although the initial purchasers have informed us that it intends to make a market in the notes, they are not obligated to do so and may discontinue market-making at anytime without notice. Accordingly, we cannot assure you that a liquid market for the exchange notes will develop or be maintained.

Risk Factors	Investing in the exchange notes involves substantial risks. See “Risk Factors” beginning on page 20 for a discussion of certain factors you should consider in evaluating an investment in the exchange notes.
For additional information regarding the exchange notes, see the “Description of Exchange Notes” section of this prospectus.

RISK FACTORS
          Your decision whether to participate in the exchange offer will involve risk. Our businesses face many risks and uncertainties, any of which could result in a material adverse effect on our results of operations or financial condition. We believe that the most significant of the risks and uncertainties that we face are described below. In addition, certain risk are specific to the exchange offer, the notes and the related guarantees and these risks are described below. You should be aware of, and carefully consider, the following risk factors, along with all of the risks and other information provided in this prospectus, before deciding whether to participate in the exchange offer. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of those risks actually occurs, our business, financial condition and results of operations would suffer. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” in this prospectus.
Risks Related to our Business
Changes in funding for public schools could cause the demand for our products to decrease.
          We derive a significant portion of our revenues from public schools, which are heavily dependent on federal, state and local government funding. Budget cuts, curtailments, delays, changes in leadership, shifts in priorities or general reductions in funding could reduce or delay our revenues. Funding difficulties experienced by schools, which have been exacerbated by the current economic downturn and state budget deficits (most state budget fiscal years end on June 30), could also cause those institutions to demand price reductions and could slow or reduce purchases of intervention products, which in turn could materially harm our business. Our business may be adversely affected by changes in educational funding at the federal, state or local level, resulting from changes in legislation, changes in state procurement processes, changes in government leadership, emergence of other funding or legislative priorities and changes in the condition of the local, state or U.S. economy. Some of our transaction opportunities have been related to ARRA stimulus funds available to our customers. Funds allocated by the ARRA will be spent by September 2011, this may hinder our ability to consummate certain transactions.
We receive significant revenues from certain states and reductions in public school education spending in those states could cause the demand for our products to decrease.
          In 2010, we derived significant revenues from the following three states in the following approximate percentages: California — 14%; Florida — 8%; and Texas — 8%. To some extent, we expect the economic situation faced by these states to continue to have a depressive effect on public school spending. If that is the case, our sales to these states could be materially reduced which could harm our business and financial condition.
Changes in school procurement policies may adversely affect our business.
          The school appropriations process is often slow, unpredictable and subject to many factors outside of our control. School districts choose to procure educational materials in various ways which can change quickly necessitating a change in our sales strategy or sales investments. Districts and states may switch procurement decisions from a centralized (district-wide) to a decentralized (school by school) decision, states may switch from state-wide standard adoptions to flexible district level procurement, and customers could increasingly utilize competitive requests for proposals (RFP) or procurement via the Internet. Any of these changes could cause us to modify our sales strategy or cause us to expend greater sales effort to win business and if we are slow to respond the result could be a material loss of market share.
Our failure to maintain or expand our customer base could diminish incremental revenues from certain products.
          We sell products that require customers to purchase certain replenishment materials year after year. Sales of these consumable items and replacement materials typically involve considerably less revenue than the initial sale. Furthermore, we provide products and services under arrangements that are terminable at will. Our ability to maintain and grow revenues and profitability will depend significantly upon the ability to maintain and grow our existing customer base and to acquire new customers. If we are not successful in continuing to acquire additional customers or maintaining our existing customers, our earnings may be adversely affected.
Our revenue growth and profitability will depend, in part, on our ability to attract and retain productive resellers.
          Historically, we have used resellers as a sales channel for certain products, primarily Kurzweil Educational Systems and Intellitools. Entities that resell our products may discontinue selling the products or choose to substitute a competing product, or they may not dedicate sufficient attention and resources to our products that they are selling. Should any of our current or future resellers perform below our expectations, or should we lose one or more relationships with one of our current resellers, or fail to establish relationships with additional or replacement resellers, our revenues and profitability could be adversely affected.
Our revenues and profitability will depend on our ability to continue to develop new products and services that appeal to customers and end users and respond to changing customer preferences.
          We operate in markets that are characterized by continuous and rapid change, including product introductions and enhancements, changes in customer demands and evolving industry standards. In a period of rapid change, the technological and curriculum life cycles of our products are difficult to estimate. The demand for some of our more “mature” products and services has begun to migrate to other, newer products and services. As a result, we will need to continuously reassess our product and service offerings. We could make investments in new products and services that may not be profitable, or whose profitability may be significantly lower than what we have experienced historically. If we are unable to anticipate trends and develop new products or services responding to changing customer preferences, our revenues and profitability could be adversely affected. Our business could be harmed if we are unable to develop new products and invest in existing products in an appropriate balance to keep our company competitive in the marketplace.
Our business is anticipated to be seasonal and our operating results are anticipated to fluctuate seasonally.
          Our business is likely to be subject to seasonal fluctuations. We generally expect revenue and income from operations to be higher during the second and third calendar quarters. In addition, the quarterly results of operations have fluctuated in the past, and our quarterly results of operations can be expected to continue to fluctuate in the future.
If we are unable to compete effectively, we may be unable to successfully attract and retain customers and our profitability could be materially harmed.
          The market for our products and services is highly competitive and is characterized by frequent product developments and enhancements of existing products. Several of our competitors have substantially greater financial, research and development, manufacturing and marketing resources than us as well as greater name recognition and larger customer bases. Accordingly, our competitors may be able to respond more quickly to new technologies and changes in customer requirements, have more favorable access to suppliers and devote greater resources to the development and sale of their products and services. These competitors may be successful in developing products and services that are more effective or less costly than any products or services that we may provide currently or may develop in the future.
Our intellectual property protection may be inadequate, which may allow others to use our technologies and thereby reduce our ability to compete.
          The technology underlying our services and products may be vulnerable to attack by our competitors. We rely on a combination of trademark, copyright and trade secret laws, employee and third party nondisclosure agreements and other contracts to establish and protect our technology and other intellectual property rights. The steps that we have taken in order to protect our proprietary technology may not be adequate to prevent misappropriation of our technology or to prevent third parties from developing similar technology independently.
Technology content licensed from third parties may not continue to be available.
          We license from third parties technology content upon which we rely to deliver products and services to customers. This technology may not continue to be available to us on commercially reasonable terms or at all. Moreover, we may face claims from persons who claim that our licensed technologies infringe upon or violate those persons’ proprietary rights. These types of claims, regardless of the outcome, may be costly to defend and may divert management’s efforts and resources.
Our products could infringe on the intellectual property of others, which may cause us to engage in costly litigation and to pay substantial damages or restrict or prohibit us from selling our products.
          Third parties may assert infringement or other intellectual property claims against us based on their intellectual property rights. If any of these claims are successful, we may be required to pay substantial damages, possibly including treble damages, for past infringement. We also may be prohibited from selling our products or providing certain content without first obtaining a license from the third party, which, if available at all, may require us to pay additional fees or royalties to the third party. Even if infringement claims against us are without merit, defending a lawsuit takes significant time, is often expensive and may divert management attention away from other business concerns.

Our success will depend in part on our ability to attract and retain key personnel.
          Our success depends in part on our ability to attract and retain highly qualified executives and management, as well as creative and technical personnel. Members of our senior management team have substantial industry experience that is critical to the execution of our business plan. If they or other key employees were to leave our company, and we were unable to find qualified and affordable replacements for these individuals, our business could be harmed materially.
Increases in operating costs and expenses, many of which are beyond our control, could materially and adversely affect our operating performance.
          We must control our costs and expenses to be profitable and to generate enough cash flow to service our indebtedness. Some of our costs are variable and subject to factors beyond our control; in particular, increases in paper, fuel, and employee compensation expenses could have a significant impact on our business.
Merger and acquisition activity could adversely affect our operations.
          We may seek potential acquisitions of products, technologies and businesses in the education industry that could complement or expand our current product and service offerings and businesses. In the event that we identify appropriate acquisition candidates, we may not be able to successfully negotiate, finance or integrate the acquired products, technologies or businesses. Furthermore, such an acquisition could cause a diversion of management’s time and resources. Any particular acquisition, if completed, may materially and adversely affect our business, results of operations, financial condition or liquidity.
We could experience system failures, software errors or capacity constraints, any of which would cause interruptions in the delivery of electronic content to customers and ultimately may cause us to lose customers.
          Any significant delays, disruptions or failures in the systems, or errors in the software, that we use for the technology-based component of our products, as well as for internal operations, could harm our business materially. We have occasionally suffered computer and telecommunication outages or related problems in the past. The growth of our customer base, as well as the number of websites we provide, could strain our systems in the future and will likely magnify the consequences of any computer and telecommunications problems that we may experience.
          However, destruction or disruption of data center sites could cause a system-wide failure. Although we maintain property insurance on these premises, claims for any system failure could exceed our coverage. In addition, our products could be affected by failures associated with third party hosting providers or by failures of third party technology used in our products, and we may have no control over remedying these failures.
Our systems face security risks and we need to ensure the privacy of our customers.
          Our systems and websites may be vulnerable to unauthorized access by hackers, computer viruses and other disruptive problems. Any security breaches or problems could lead to misappropriation of our customers’ information, our websites, our intellectual property and other rights, as well as disruption in the use of our systems and websites. Any security breach related to our websites could tarnish our reputation and expose us to damages and litigation. We also may incur significant costs to maintain our security precautions or to correct problems caused by security breaches. Furthermore, to maintain these security measures, we may be required to monitor our customers’ access to our websites, which may cause disruption to customers’ use of our systems and websites. These disruptions and interruptions could harm our business materially.
We have a single distribution center and could experience significant disruption of business and ultimately lose customers in the event it was damaged, destroyed or experienced technological failure.
          We store and distribute the majority of our printed materials through a single warehouse in Frederick, Colorado. In the event that this distribution facility was damaged, destroyed or experienced technological failure, we would be delayed in responding to customer requests. Customers often purchase materials very close to the school year and such delivery delays could cause our customers to turn to competitors for products they need immediately. While we maintain adequate property insurance, the loss of customers could have a long-term, detrimental impact on our reputation and business.
Failure to efficiently and effectively manage our direct marketing initiatives could negatively affect our business.
          The growth of several of our products depends on our ability to efficiently and effectively manage our direct marketing initiatives. We use various direct marketing strategies to market our products, including direct mailings, catalogs, online marketing, search engine optimization and telemarketing. In each case, we rely on a database containing information about our current and prospective customers to develop and implement direct marketing campaigns. We face the risk of unauthorized access to our customer database or the corruption of our database as a result of technology failure or otherwise. Failure to maintain, protect and properly utilize the available information in the database could lead to decreased revenues and could materially and adversely affect our results of operations, financial condition and liquidity.
Both Cambium and VLCY have been subjected to material accounting irregularities in recent years, which could result in enhanced regulatory scrutiny in the future and could undermine the confidence that some investors may have in the integrity of our financial statements.
          During 2008, Cambium discovered certain irregularities relating to the control and use of cash and certain other general ledger items which revealed a substantial misappropriation of assets spanning fiscal 2004 through fiscal 2008. These irregularities were perpetrated by a former employee, resulting in embezzlement losses, before the effect of income taxes, amounting to $14.0 million. See Note 3 to the consolidated financial statements for the year ended December 31, 2010. In early 2006, VLCY (then known as ProQuest Company) announced that it had identified potential material irregularities in its accounting that were to be investigated by VLCY’s audit committee, with the assistance of outside experts. In July 2006, VLCY announced that its audit committee had completed its investigation and issued a statement that detailed the key findings, including that the evidence indicated that a single individual was responsible for the misstatements. After completion of that investigation, VLCY restated certain of its previously filed financial statements. The fact that both Cambium and VLCY have experienced material accounting irregularities within the past seven years could result in enhanced regulatory scrutiny and could impair the confidence of investors, financing sources, research analysts and potential acquirers in the integrity of our financial statements.
Risks Related to Debt and Ownership of our Common Stock
The existence of a majority stockholder may adversely affect the market price of our common stock and could delay, hinder or prevent a change in corporate control or result in the entrenchment of management and the board of directors, and our majority stockholder has a contractual right to maintain its percentage ownership in our company.
          VSS-Cambium Holdings III, LLC, owns a majority of our outstanding common stock. Accordingly, VSS-Cambium Holdings III, LLC will likely have the ability to determine the outcome of matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all our assets. In addition, VSS-Cambium Holdings III, LLC will likely have the ability to control our management, affairs and operations. Accordingly, this concentration of ownership may harm the market price of our common stock by delaying, deferring or preventing a change in control or impeding a merger, consolidation, takeover or other business combination.
          The ownership of a large block of stock by a single stockholder may reduce our market liquidity. Should VSS-Cambium Holdings III, LLC determine to sell any of its position in the future, sales of substantial amounts of our common stock on the market, or even the possibility of these sales, may adversely affect the market price of our common stock. These sales, or even the possibility of these sales, also may make it more difficult for us to raise capital through the issuance of equity securities at a time and at a price we deem appropriate.
          Moreover, VSS-Cambium Holdings III, LLC has a contractual right to maintain its percentage ownership in our company. Specifically, under the terms of a stockholders agreement entered into in connection with the mergers, if we were to engage in a new issuance of our securities, VSS-Cambium Holdings III, LLC and funds managed or controlled by VSS would have preemptive rights to purchase an amount of our securities that would enable them to maintain their same collective percentage of ownership in our company following the new issuance. VSS-Cambium Holdings III, LLC and funds managed or controlled by VSS would have these preemptive rights for so long as those entities collectively beneficially own, in the aggregate, at least 25% of the outstanding shares of our common stock. Thus, while other holders of our securities would risk suffering a reduction in percentage ownership in connection with a new issuance of securities by us, VSS-Cambium Holdings III, LLC and funds managed or controlled by VSS would, through this preemptive right, have the opportunity to avoid a reduction in percentage ownership.
We are a “controlled company” within the meaning of the NASDAQ rules and, as a result, qualify for, and rely on, exemptions from various corporate governance standards, which limits the presence of independent directors on our board of directors and board committees.
          Due to the fact that VSS-Cambium Holdings III, LLC owns a majority of our outstanding common stock, we are deemed a “controlled company” for purposes of NASDAQ Rule 5615(c)(2). Under this rule, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a “controlled company” and is exempt from certain NASDAQ corporate governance requirements, including requirements that a majority of the board of directors consist of independent directors, that compensation of officers be determined or recommended to the board of directors by a majority of independent directors or by a compensation committee that is composed entirely of independent directors and that director nominees be selected or recommended for selection by a majority of the independent directors or by a nominating committee composed solely of independent directors. We intend to rely upon these exemptions. Accordingly, our stockholders may not have the same protections afforded to stockholders of other companies that are required to comply fully with the NASDAQ rules.

          Since the “controlled company” exemption does not extend to the composition of audit committees, we are required to have an audit committee that consists of at least three directors, each of whom must be “independent” based on independence criteria set forth in Rule 10A-3 of the Securities Exchange Act of 1934 (the “Exchange Act”). Our board of directors has adopted an audit committee charter which will govern our audit committee. These three directors must also satisfy the requirements set forth in NASDAQ Rule 5605(a) and (c). The audit committee is currently composed entirely of independent directors.
Provisions of our organizational documents and Delaware law may delay or deter a change of control.
          Our organizational documents contain provisions that may have the effect of discouraging, delaying or preventing a change of control of, or unsolicited acquisition proposals for, our company. These include provisions that:
•	vest our board of directors with the sole power to set the number of directors of our company;

•	provide that our board of directors will be elected on a staggered term basis, so that generally only one-third of the board will be elected at each annual meeting of stockholders;

•	limit the persons that may call special meetings of stockholders;

•	establish advance notice requirements for stockholder proposals and director nominations; and

•	limit stockholder action by written consent.
          Also, our board of directors has the authority to issue shares of preferred stock in one or more series and to fix the rights and preferences of these shares, all without stockholder approval. Any series of preferred stock is likely to be senior to our common stock with respect to dividends, liquidation rights and, possibly, voting rights. The ability of our board of directors to issue preferred stock also could have the effect of discouraging unsolicited acquisition proposals, thus adversely affecting the market price of our common stock.
          In addition, Delaware corporate law makes it difficult for stockholders that recently have acquired a large interest in a corporation to cause the merger or acquisition of the corporation against the directors’ wishes. Under Section 203 of the Delaware General Corporate Law (the “DGCL”), a Delaware corporation such as our company may not engage in any merger or other business combination with an interested stockholder or such stockholder’s affiliates or associates for a period of three years following the date that such stockholder became an interested stockholder, except in limited circumstances, including by approval of the corporation’s board of directors.
We have a significant amount of senior secured debt and will have the obligation to make interest payments and comply with restrictions contained in the credit agreements with our senior secured lenders.
          In February 2011, we closed the offering, as well as the ABL Facility. We are subject to risks associated with substantial indebtedness, including the risk that we will not be able to refinance existing indebtedness when it becomes due, the risk that we would not be able to secure alternative financing if we are unable to comply with the debt covenants or if we were to experience an event of default, and the risk that our cash flows from operations are insufficient to make scheduled interest payments. We are required to make interest payments semi-annually in arrears on each February 15 and August 15, commencing on August 15, 2011. If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may be required to refinance all or a portion of our debt. However, we may not be able to obtain any such new or additional financing on favorable terms or at all.
          The indenture governing the notes and the credit agreement governing the ABL Facility contain various covenants that limit our ability to, among other things, incur or guarantee additional indebtedness; pay dividends and make other restricted payments; incur restrictions on the payment of dividends or other distributions from our restricted subsidiaries; create or incur certain liens; make certain investments; transfer or sell assets; enter into operating leases; engage in transactions with affiliates; and merge or consolidate with other companies or transfer all or substantially all of our or their assets.
          Further, upon the occurrence of specific types of change of control events, we will be required to offer to repurchase outstanding notes at 101% of their principal amount plus accrued and unpaid interest. The source of funds for any such purchase of the notes will be our available cash or cash generated from our and our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales or equity. Our failure to repurchase the notes upon a change of control would cause a default under the indenture governing the notes and a cross default under our new revolving credit facility.

Borrowing capacity under the ABL Facility may affect our ability to finance our operations.
          In February 2011, we entered into the ABL Facility, consisting of a four-year $40.0 million revolving credit facility, which includes a $5.0 million subfacility for swing line loans and a $5.0 million subfacility for letters of credit. Our ability to borrow funds under this facility is limited by a borrowing base determined relative to the value, calculated periodically, of eligible accounts receivable and eligible inventory. Our ability to borrow funds under this facility is also conditioned upon our compliance with a financial covenant that generally requires us to maintain, on a consolidated basis, either (i) excess availability of at least the greater of $8 million and 15% of the revolver commitment or (ii) a fixed charge coverage ratio of 1.1 to 1.0. Our business is seasonal and any inability to borrow funds under the revolving credit facility could affect our ability to finance our operations.
Risks Related to Our Indebtedness
Our substantial levels of outstanding indebtedness could adversely affect our financial condition, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations under the notes.
          As of March 31, 2011, we had outstanding an aggregate principal amount of approximately $187 million of secured indebtedness, $174 million of which was debt in respect of the old notes, net of the discount, and $13 million of which was debt in respect to capital lease obligations. Our substantial indebtedness could have important consequences, including:
•	increasing our vulnerability to adverse economic, industry or competitive developments;

•	requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•	making it more difficult for us to satisfy our obligations with respect to our indebtedness, including the notes, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the indenture governing the notes and the agreements governing such other indebtedness;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes, including to repurchase the notes from the holders upon a change of control; and

•	limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who have less debt and who, therefore, may be able to take advantage of opportunities that our leverage prevents us from pursuing.
          In addition, our substantial level of indebtedness could limit our ability to obtain additional financing on acceptable terms or at all for working capital, capital expenditures and general corporate purposes. Our liquidity needs could vary significantly and may be affected by general economic conditions, industry trends, performance and many other factors not within our control.
          If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may be required to refinance all or a portion of our existing debt. However, we may not be able to obtain any such new or additional debt on favorable terms or at all.
We and our subsidiaries may incur significant additional amounts of debt, which could further exacerbate the risks associated with our substantial indebtedness.
          We and our subsidiaries may be able to incur substantial additional indebtedness (including additional first lien obligations) in the future. Although the indenture governing the exchange notes will, and the credit agreement governing the ABL Facility does, contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. Substantially concurrent with the closing of the offering, the ABL Credit Parties entered into the $40 million ABL Facility for purposes of future borrowing. In addition, the indenture governing the notes does not prevent us from incurring obligations from other sources. If new debt, including future additional first lien obligations, is added to our and our subsidiaries’ existing debt levels, the related risks that we now face would increase.

Our debt agreements contain restrictions that will limit our flexibility in operating our business.
          The indenture governing the exchange notes will, and the credit agreement governing the ABL Facility does, contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit our and our restricted subsidiaries’ ability to, among other things:
•	incur or guarantee additional indebtedness;

•	pay dividends and make other restricted payments;

•	incur restrictions on the payment of dividends or other distributions from our restricted subsidiaries;

•	create or incur certain liens;

•	make certain investments;

•	transfer or sell assets;

•	enter into operating leases;

•	engage in transactions with affiliates; and

•	merge or consolidate with other companies or transfer all or substantially all of our or their assets.
          The ABL Facility has a financial covenant that, under certain circumstances, requires the ABL Credit Parties to maintain, on a consolidated basis, a certain financial ratio pertaining to fixed charges coverage. The ABL Credit Parties’ ability to comply with this covenant may be subject to events outside of its control. A breach of this covenant could result in a default under the ABL facility, and a default under the indenture as a result of cross acceleration provisions. In addition, any debt agreements we enter into in the future may further limit our ability to enter into certain types of transactions. See “Description of Certain Indebtedness” and “Description of Notes—Certain Covenants—Events of Default and Remedies.”
Risks Related to the Exchange Notes
We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.
          Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the exchange notes.
          If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness, including the exchange notes. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments and the indenture governing the exchange notes may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.
Indebtedness under the ABL facility will be effectively senior to the exchange notes to the extent of the value of the collateral securing the ABL facility on a first-priority lien basis.
          The ABL Facility will be collateralized by a first-priority lien on the inventory and accounts receivable and related assets of the ABL Credit Parties (the “ABL Collateral”). The first-priority liens on the ABL Collateral will be higher in priority as to the ABL Collateral than the security interests in such collateral securing the guarantees of the exchange notes by the ABL Credit Parties. We are able to borrow up to $40 million under the ABL Facility, subject to borrowing base restrictions thereunder. The guarantees of the exchange notes by the ABL Credit Parties will be secured, subject to permitted liens, by a second-priority lien on the ABL Collateral. Holders of the indebtedness under the ABL Facility will be entitled to receive proceeds from the realization of value of the ABL

Collateral to repay such indebtedness in full before the holders of the exchange notes and the related guarantees will be entitled to any recovery from the ABL Collateral.
          Accordingly, holders of the exchange notes and the related guarantees will only be entitled to receive proceeds from the realization of value of the ABL Collateral after all indebtedness and other obligations under the ABL Facility are repaid in full. As a result, the guarantees of the exchange notes by the ABL Credit Parties will be effectively junior in right of payment to indebtedness under the ABL Facility to the extent of the realizable value of the ABL Collateral.
Claims of noteholders will be structurally subordinated to claims of creditors of our subsidiaries that do not guarantee the exchange notes.
          As of the issue date, the exchange notes will be guaranteed by all of our subsidiaries except for VLCY, but the indenture governing the exchange notes will permit us, subject to certain conditions, to redesignate subsidiaries as “unrestricted subsidiaries.” Unrestricted subsidiaries will not guarantee the exchange notes. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries all obligations of these subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution to us or our creditors, including holders of the exchange notes. As a result, claims of holders of the exchange notes will be structurally subordinated to the claims of creditors of our subsidiaries that do not guarantee the exchange notes, including trade creditors, except to the extent we have a claim as a creditor of such subsidiaries. All obligations of these subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or our creditors, including the holders of the exchange notes.
There are certain categories of property that are excluded from the collateral securing the exchange notes.
          Certain categories of assets are excluded from the collateral securing the exchange notes and the subsidiary guarantees. See “Description of Exchange Notes—Security for the Exchange Notes—Excluded Assets.”
          The assets securing the exchange notes and the related subsidiary guarantees are limited to certain of our assets and the assets of the subsidiary guarantors and do not include any assets of any subsidiaries designated as unrestricted subsidiaries pursuant to the indenture governing the exchange notes or subsidiaries that do not guarantee the notes, if any. Excluded assets include, but are not limited to, (a) any of our and the subsidiary guarantors’ rights under any agreement, license or other document, to the extent that any document, governmental authority or requirement of law prohibits, requires any consent for, or provides for a default upon, an assignment thereof or a grant of a security interest therein, (b) any property subject to a lien securing a capital lease obligation or purchase-money security interest permitted to be incurred pursuant to the indenture governing the exchange notes, (c) motor vehicles and other assets subject to certificates of title, and (d) any intellectual property, including intent-to-use trademark applications, in relation to which any applicable law or regulation, or any agreement entered into in the ordinary course of business and existing on the date hereof, prohibits the creation of a security interest therein or would invalidate our or any subsidiary guarantors’ right, title or interest therein.
Repayment of our debt, including the notes, is dependent on cash flow generated by our subsidiaries.
          Repayment of our indebtedness, including the exchange notes, is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Unless they are guarantors of the exchange notes, our subsidiaries do not have any obligation to pay amounts due on the exchange notes or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the exchange notes. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the indenture governing the exchange notes will limit the ability of our restricted subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to certain qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the exchange notes.
If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the exchange notes.
          Any default under the agreements governing our other indebtedness, including a default under the ABL Facility, that is not waived by the required lenders or holders, and the remedies sought by the holders of such indebtedness, could prevent us from having sufficient funds in order to pay principal, premium, if any, and interest on the exchange notes and consequently substantially decrease the market value of the exchange notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our other indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants in the instruments governing our other indebtedness, we could be in default under the terms of the agreements governing such indebtedness (including under the ABL Facility). In the event of such default,

•	the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest;

•	the lenders under the ABL Facility could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against the assets of the ABL Credit Parties; and

•	we could be forced into bankruptcy or liquidation.
The lien ranking provisions of the indenture and other agreements relating to the collateral securing the notes will limit the rights of holders of the exchange notes with respect to certain collateral, even during an event of default.
          The rights of the holders of the exchange notes and the related guarantees with respect to the ABL Collateral will be substantially limited by the terms of the lien ranking agreements set forth in the indenture and the intercreditor agreement, even during an event of default. Under the indenture and the intercreditor agreement, at any time that obligations that have the benefit of the higher priority liens are outstanding, any actions that may be taken with respect to (or in respect of) the ABL Collateral, including the ability to cause the commencement of enforcement proceedings against the ABL Collateral and to control the conduct of such proceedings, and the approval of amendments to, releases of the ABL Collateral from the lien of, and waivers of past defaults under, such documents relating to the ABL Collateral, will be at the direction of the holders of the obligations secured by the first-priority liens, and the holders of the exchange notes secured by lower priority liens may be adversely affected. See “Description of Exchange Notes—Security for the Exchange Notes.”
          Under the terms of the intercreditor agreement, at any time that obligations that have the benefit of the first-priority liens on the ABL Collateral are outstanding, if the holders of such indebtedness release their lien on the ABL Collateral for any reason whatsoever (other than any such release granted following the discharge of all such obligations with respect to the ABL Facility), including, without limitation, in connection with any sale of assets permitted under the ABL Facility, the second-priority security interest in such ABL Collateral securing the exchange notes will be automatically and simultaneously released without any consent or action by the holders of the exchange notes, subject to certain exceptions. The ABL Collateral so released will no longer secure our and the subsidiary guarantors’ obligations under the exchange notes and the guarantees. In addition, because the holders of the indebtedness secured by first-priority liens in the ABL Collateral would control the disposition of the ABL Collateral, such holders could decide not to proceed against the ABL Collateral, regardless of whether there is a default under the documents governing such indebtedness or under the indenture governing the notes. In such event, the only remedy available to the holders of the exchange notes as it relates to the ABL Collateral would be to sue for payment on the exchange notes and the related guarantees. The indenture and the intercreditor agreement will contain certain provisions benefiting holders of indebtedness under the ABL Facility, including provisions prohibiting the trustee and the exchange notes collateral agent from objecting following the filing of a bankruptcy petition to a number of important matters regarding the ABL Collateral and any financing to be provided to us. After such filing, the value of the ABL Collateral could materially deteriorate and holders of the exchange notes would be unable to raise an objection or otherwise take action to preserve the value of the ABL Collateral. In addition, the right of holders of obligations secured by liens to foreclose upon and sell the ABL Collateral upon the occurrence of an event of default also would be subject to limitations under applicable bankruptcy laws if we or any of our subsidiaries become subject to a bankruptcy proceeding. The intercreditor agreement will give the holders of first priority liens on the ABL Collateral the right to access and use the ABL Collateral (which also secures the exchange notes on a second lien basis) to allow those holders to protect the ABL Collateral and to process, store and dispose of the ABL Collateral.
          The ABL Collateral will also be subject to any and all exceptions, defects, encumbrances, liens and other imperfections as may be accepted by the lenders under the ABL Facility from time to time, whether on or after the date the exchange notes and guarantees are issued. The existence of any such exceptions, defects, encumbrances, liens and other imperfections could adversely affect the value of the ABL Collateral securing the exchange notes as well as the ability of the notes collateral agent to realize or foreclose on the ABL Collateral. See “Description of Exchange Notes—Security for the Exchange Notes.”
The value of the collateral securing the exchange notes may not be sufficient to satisfy our obligations under the exchange notes.
          No appraisal of the value of the collateral has been made in connection with the Offering or the Exchange Offer, and the fair market value of the collateral will be subject to fluctuations based on factors that include, among others, general economic conditions and similar factors. The amount to be received upon a sale of the collateral would be dependent on numerous factors including, but not limited to, the actual fair market value of the collateral at such time, the timing and the manner of the sale and the availability of buyers. By its nature, portions of the collateral may be illiquid and may have no readily ascertainable market value. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, the collateral may not be sold in a timely or orderly manner and the proceeds from any sale or liquidation of this collateral may not be sufficient to pay our obligations under the exchange notes.

          To the extent that pre-existing liens, liens permitted under the indenture (including the first priority lien granted by the ABL Credit Parties to secure their obligations under the ABL Facility) and other rights, including liens on excluded assets, such as those securing purchase money obligations and capital lease obligations granted to other parties (in addition to the holders of obligations secured by first-priority liens), encumber any of the collateral securing the exchange notes and the guarantees, those parties have or may exercise rights and remedies with respect to the collateral that could adversely affect the value of the collateral and the ability of the exchange notes collateral agent, the trustee under the indenture or the holders of the exchange notes to realize or foreclose on the collateral.
          In addition, the indenture governing the exchange notes will permit us to issue additional secured debt, including debt secured equally and ratably by the same assets pledged for the benefit of the holders of the exchange notes. This would reduce amounts payable to holders of the exchange notes from the proceeds of any sale of the collateral. There may not be sufficient collateral to pay off any additional amounts borrowed under the ABL Facility or any additional indebtedness we may issue that will be secured equally and ratably together with the exchange notes. Consequently, liquidating the collateral securing the exchange notes and the guarantees may not result in proceeds in an amount sufficient to pay any amounts due under the exchange notes after also satisfying the obligations to pay any creditors with prior liens. If the proceeds of any sale of collateral were not sufficient to repay all amounts due on the exchange notes, the holders of the exchange notes (to the extent not repaid from the proceeds of the sale of the collateral) would have only an unsecured, unsubordinated claim against our and the subsidiary guarantors’ remaining assets.
The collateral securing the exchange notes may be diluted under certain circumstances.
          The indenture governing the exchange notes and the credit agreement governing the ABL Facility will permit us to incur, and our subsidiaries to incur or guarantee, additional indebtedness subject to our compliance with the restrictive covenants in such documents. Any issuance of such additional indebtedness that is secured by the same security interests, and with the same priority, would dilute the value of the collateral to the extent of the aggregate principal of amount of such additional debt issued.
We will in most cases have control over the collateral and the sale of particular assets by us could reduce the pool of assets securing the exchange notes and the guarantees.
          The collateral documents allow us to remain in possession of, retain exclusive control over, freely operate, and collect, invest and dispose of any income from, the collateral securing the exchange notes and the guarantees. In addition, we will not be required to comply with all or any portion of Section 314(d) of the Trust Indenture Act of 1939 if we determine, in good faith based on advice of counsel, that, under the terms of that Section and/or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or such portion of Section 314(d) of the Trust Indenture Act is inapplicable to the released collateral.
There are circumstances other than repayment or discharge of the exchange notes under which the collateral securing the exchange notes and guarantees will be released automatically, without your consent or the consent of the trustee.
     Under various circumstances, collateral may be released, including:
•	to enable the sale, transfer or other disposal of such collateral in a transaction not prohibited under the indenture or the ABL Facility, including the sale of any entity in its entirety that owns or holds such collateral;

•	with respect to collateral held by a subsidiary guarantor, upon the release of such subsidiary guarantor from its guarantee as permitted by the indenture; and

•	with respect to any ABL Collateral, upon any release by the lenders under the ABL Facility of their first-priority security interest in such ABL Collateral (other than any such release granted following the discharge of the obligations with respect to the ABL Collateral).
          In addition, the guarantee of a subsidiary guarantor will be released in connection with a sale of such subsidiary guarantor in a transaction not prohibited by the indenture.
          The indenture also permits us, under certain circumstances, to designate one or more of our restricted subsidiaries that is a subsidiary guarantor of the exchange notes as an unrestricted subsidiary. If we designate a subsidiary guarantor as an unrestricted subsidiary as permitted by the indenture, all of the liens on any collateral owned by such subsidiary or any of its subsidiaries and any guarantees of the exchange notes by such subsidiary or any of its subsidiaries will be released under the indenture but not under the ABL Facility (if such subsidiary is a guarantor thereunder). Designation of an unrestricted subsidiary will reduce the aggregate value of the collateral securing the exchange notes to the extent that liens on the assets of the unrestricted subsidiary and its subsidiaries are released. In addition, the creditors of the unrestricted subsidiary and its subsidiaries will have a senior claim on the assets of such unrestricted subsidiary and its subsidiaries. See “Description of Exchange Notes—Security for the Exchange Notes—Release of Liens on Collateral.”
The waiver in the intercreditor agreement of rights of marshaling may adversely affect the recovery rate of holders of the exchange notes in a bankruptcy or foreclosure scenario.
          The exchange notes and the guarantees are secured on a second-priority lien basis by the ABL Collateral. The intercreditor agreement provides that, at any time obligations having the benefit of the first-priority liens on the ABL Collateral are outstanding, the holders of the exchange notes, the trustee under the indenture governing the exchange notes and the notes collateral agent may not assert or enforce any right of marshaling accorded to a junior lienholder, as against the holders of such indebtedness secured by first-priority liens in the ABL Collateral. Without this wavier of the right of marshaling, holders of such indebtedness secured by first-priority liens in the ABL Collateral would likely be required to make repayment from the liquidation of collateral on which the exchange notes did not have a lien, if any, prior to liquidating the ABL Collateral, thereby maximizing the proceeds of the ABL Collateral that would be available to repay our obligation under the exchange notes. As a result of this waiver, the proceeds of sales of the ABL Collateral could be applied to repay any indebtedness secured by first-priority liens in the ABL Collateral before applying proceeds of other collateral securing indebtedness, and the holders of exchange notes may recover less than they would have if such proceeds were applied in the order most favorable to the holders of the exchange notes.
The collateral securing the exchange notes is subject to casualty risks, which may limit your ability to recover as a secured creditor for losses of the collateral and which may have an adverse impact on our operations and results.
          We maintain insurance or otherwise insure against hazards in a manner that we believe is appropriate and customary for our business. There are, however, certain losses that may be either uninsurable or not economically insurable, in whole or in part. Insurance proceeds may not compensate us fully for our losses. If there is a complete or partial loss of any of the collateral, the insurance proceeds may not be sufficient to satisfy all of the secured obligations, including the exchange notes and the exchange note guarantees.
To the extent that security interests in certain collateral are not perfected at the time of the issuance of the exchange notes, the aggregate value of the collateral securing the exchange notes may be reduced. Perfection of security interests in such collateral after the issue date of the notes increases the risk that the security interests granted in such collateral could be avoided. In addition, to the extent that assignments of certain intellectual property collateral are not filed at the time of the issuance of the exchange notes, purchasers of that intellectual property for value may acquire such collateral free and clear of the claims securing the exchange notes.
          Security interests in certain collateral may not be perfected at the time of the issuance of the exchange notes. We will use our commercially reasonable efforts to promptly complete all filings and other similar actions required in connection with the perfection of security interests in the intended collateral. If we are unable to provide a perfected security interest in one or more items intended to be collateral, the overall value of the collateral securing the exchange notes will be reduced. If we were to become subject to a bankruptcy proceeding after the issue date of the exchange notes, any security interests perfected after the issue date of the exchange notes would face a greater risk of being invalidated than if we had delivered it at the issue date. If a security interest in an item of collateral is delivered after the issue date, that security interest may be treated under bankruptcy law as if it were created to secure previously existing debt, which may make it more likely to be avoided as a preference by the bankruptcy court than if the security interest in that item of collateral were delivered and promptly recorded on the issue date of the exchange notes. To the extent that the grant of a security interest in such collateral is avoided as a preference, holders of the exchange notes would lose the benefit of the property encumbered by that item of collateral that was intended to constitute security for the exchange notes. Further, in order to protect certain items of intellectual property collateral against claims by subsequent purchasers of that collateral for value, certain filings are required to be made in addition to the filing of UCC-1 financing statements. To the extent these additional filings are not made, a subsequent purchaser from us of that collateral for value could assert that such purchaser is not bound by the security interest created in that collateral. See “Description of Exchange Notes—Collateral Documents and Certain Related Intercreditor Provisions.”
Your security interests in certain items of present and future collateral may not be perfected.
          The security interests will not be perfected with respect to certain items of collateral that cannot be perfected by the filing of financing statements in each debtor’s jurisdiction of organization, the delivery of possession of certificated securities or the filing of a notice of security interest with the U.S. Patent and Trademark Office or the U.S. Copyright Office or certain other conventional methods to perfect security interests in the United States or are otherwise determined to be immaterial by us in certain circumstances or where intellectual property is unregistered and registration is necessary for the perfection of a security interest. Security interests in collateral such as deposit accounts and securities accounts, which require additional actions to perfect liens on such accounts, may not be perfected or may not have priority with respect to the security interests of other creditors. To the extent that the security interests in any items of collateral are unperfected, the rights of the holders of the exchange notes with respect to such collateral will be equal to the rights of our general unsecured creditors in the event of any bankruptcy filed by or against us under applicable U.S. federal bankruptcy laws.
Rights of holders of exchange notes in the collateral may be adversely affected by the failure to perfect security interests in certain collateral acquired in the future.
          The security interest in the collateral securing the exchange notes includes assets, both tangible and intangible, whether now owned or acquired or arising in the future. Applicable law requires that certain property and rights acquired after the grant of a general security interest can only be perfected at the time such property and rights are acquired and identified. There can be no assurance that the trustee or the collateral trustee will monitor, or that we will inform the trustee or the collateral trustee of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired property. The trustee and the collateral trustee have no obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interest therein. Such failure to perfect may result in the loss of the security interest in such after-acquired property or the priority of the security interest securing the notes against third parties.
          Our failure to meet our obligations to inform the trustee and the collateral trustee of the future acquisition of property or rights that constitute collateral will constitute a breach under the indenture, which will result in the acceleration of our obligations under the exchange notes. However, acceleration of such obligations in such situation may not provide an adequate remedy to you if the value of the collateral is impaired by the failure to perfect the security interest in, or create a valid lien with respect to, such after-acquired collateral.
Rights of holders of exchange notes in the collateral may be adversely affected by bankruptcy proceedings.
          The right and ability of the collateral trustee to repossess and dispose of the collateral securing the notes upon an event of default is likely to be significantly impaired (or at a minimum delayed) by federal bankruptcy law if bankruptcy proceedings are commenced by or against us or a subsidiary guarantor. This could be true even if bankruptcy proceedings are commenced after the collateral trustee has repossessed and disposed of the collateral. Under the U.S. Bankruptcy Code, a secured creditor, such as the collateral trustee, is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from a debtor, without prior bankruptcy court approval which may not be given. Moreover, bankruptcy law permits the debtor to continue to retain and to use collateral, and the proceeds, products, rents or profits of the collateral, even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral and may include cash payments or the granting of additional or replacement security or claims, if, and at such time as, the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. A bankruptcy court may determine that a secured creditor may not require compensation for a diminution in the value of its collateral if the value of the collateral exceeds the debt it secures. In view of the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case, whether or when the collateral trustee would repossess or dispose of the collateral, or whether or to what extent holders of the exchange notes would be compensated for any delay in payment or loss of value of the collateral through the requirements of “adequate protection,” or what the holders of the exchange notes would ultimately receive in the bankruptcy case on account of their claims. Furthermore, it is possible that the bankruptcy trustee, the debtor-in-possession or competing creditors will assert that the fair market value of the shared collateral with respect to the obligations secured thereby on the date of the bankruptcy filing was less than the then-current principal amount of such obligations. Upon a finding by a bankruptcy court that the exchange notes are under-collateralized, the claims in the bankruptcy proceeding with respect to the exchange notes and the other shared collateral indebtedness would be bifurcated between secured claims and unsecured claims, and the unsecured claims would not be entitled to the benefits of security in the collateral, such as the right to receive adequate protection, and the holders of the exchange notes would also not be entitled to receive any post-petition interest or applicable fees, costs, or charges under federal bankruptcy laws.
The value of the collateral securing the exchange notes may not be sufficient to entitle the holders to receive post-petition interest or applicable fees, costs, or charges.
          In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us or a subsidiary guarantor, holders of the exchange notes will be entitled to post-petition interest under the U.S. Bankruptcy Code only if and to the extent that the value of the collateral securing the exchange notes and the obligations under the ABL Facility is greater than the aggregate pre-bankruptcy claims of the secured parties under such shared collateral indebtedness plus the claims of the revolving lenders for post-petition interest pursuant to their right to be paid first from the collateral. Holders of the exchange notes may be deemed to have an unsecured claim if our obligations in respect of the exchange notes exceed the fair market value of the collateral securing the shared collateral indebtedness. In addition, if any payments of post-petition interest had been made at the time of such a finding of under-collateralization, such payments could be re-characterized by the bankruptcy court as a reduction of the principal amount of the secured claim with respect to exchange notes. No appraisal of the fair market value of the collateral securing the exchange notes has been prepared and, therefore, the value of the collateral trustee’s interest in the collateral may not equal or exceed the principal amount of the notes and the other shared collateral indebtedness. We cannot assure you that there will be sufficient collateral to satisfy our and the subsidiary guarantors’ obligations under the exchange notes.
Delivery of any future pledge of collateral increases the risk that pledges of collateral could be avoidable in bankruptcy.
          As described above, the exchange notes may be secured by certain other collateral after the date of the indenture governing the exchange notes. If the grantor of such security interest were to become subject to a bankruptcy proceeding after the date of the issuance of the exchange notes, any mortgage or other security interest in other collateral delivered after such issuance date would face a greater risk than security interests in place on the date of the issuance of the exchange notes of being avoided by the pledgor (as debtor-in-possession) or by its trustee in bankruptcy as (a) a preference under Title 11 of the U.S. Bankruptcy Code if certain events or circumstances exist or occur, including, among others, if the pledgor is insolvent at the time of the pledge, the pledge permits the holders of the exchange notes to receive a greater recovery than the holders would have received in a Chapter 7 case of the pledgors if the pledge had not been given and a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge, or, in certain circumstances, a longer period, or (b) a fraudulent transfer (as discussed further herein). To the extent that the grant of any such mortgage or other security interest is avoided as a preference or a fraudulent transfer, you would lose the benefit of the mortgage or security interest.
We may not be able to repurchase the exchange notes upon a change of control.
          Upon the occurrence of specific types of change of control events, we will be required to offer to repurchase all outstanding exchange notes at 101% of their principal amount plus accrued and unpaid interest. The source of funds for any such purchase of the exchange notes will be our available cash or cash generated from our and our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the exchange notes upon a change of control because we may not have sufficient financial resources to purchase all of the exchange notes that are tendered upon a change of control. Our failure to repurchase the exchange notes upon a change of control would cause a default under the indenture governing the exchange notes and a cross default under the ABL Facility. The ABL Facility also provides that specified change of control events will constitute a default that permits lenders to accelerate the maturity of borrowings thereunder. Any of our future debt agreements may contain similar provisions.
Holders of exchange notes may not be able to determine when a change of control giving rise to their right to have the exchange notes repurchased has occurred following a sale of “substantially all” of our assets.
          The definition of change of control in the indenture governing the exchange notes includes a phrase relating to the sale of “all or substantially all” of our assets. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of exchange notes to require us to repurchase its exchange notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all our assets to another person may be uncertain.
Federal and state fraudulent transfer laws may permit a court to void the exchange notes and the exchange note guarantees or the security interest granted with respect thereto, subordinate claims in respect of the notes, security interests and the exchange note guarantees and require noteholders to return payments received, and if that occurs, you may not receive any payments on the exchange notes.
          Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the exchange notes and the security interest and the incurrence of any guarantees of the exchange notes, including the exchange note guarantees by the subsidiary guarantors entered into upon issuance of the exchange notes and exchange note guarantees (if any) that may be entered into thereafter under the terms of the indenture governing the exchange notes. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, delivery of the exchange notes or the security interests, or the exchange note guarantees could be voided as a fraudulent transfer or conveyance if (a) we or any of the subsidiary guarantors, as applicable, issued the exchange notes or the security interests, or incurred the exchange note guarantees with the intent of hindering, delaying or defrauding creditors or (b) we or any of the subsidiary guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for either issuing the exchange notes or the security interests, or incurring the exchange note guarantees and, in the case of (b) only, one of the following is also true at the time thereof:
•	we or any of the subsidiary guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the exchange notes or the security interests, or the incurrence of the exchange note guarantees;

•	the issuance of the exchange notes or the security interests, or the incurrence of the exchange note guarantees left us or any of the subsidiary guarantors, as applicable, with an unreasonably small amount of capital to carry on the business;

•	we or any of the subsidiary guarantors intended to, or believed that we or such subsidiary guarantor would, incur debts beyond our or such subsidiary guarantor’s ability to pay such debts as they mature; or

•	we or any of the subsidiary guarantors was a defendant in an action for money damages, or had a judgment for money damages docketed against us or such subsidiary guarantor if, in either case, after final judgment, the judgment is unsatisfied.
          A court would likely find that we or a subsidiary guarantor did not receive reasonably equivalent value or fair consideration for the exchange notes or the security interests, or such exchange note guarantee if we or such subsidiary guarantor did not substantially benefit directly or indirectly from the issuance of the exchange notes or the applicable exchange note guarantee. As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor.
          We cannot be certain as to the standards a court would use to determine whether or not we or the subsidiary guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of the exchange note guarantees would not be further subordinated to our or any of our subsidiary guarantors’ other debt. Generally, however, an entity would be considered insolvent if, at the time it incurred indebtedness:
•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.
          If a court were to find that the issuance of the exchange notes or the security interests, or the incurrence of the exchange note guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the notes or the security interests, or such exchange note guarantee or further subordinate the exchange notes or the security interests, or such exchange note guarantee to presently existing and future indebtedness of ours or of the related subsidiary guarantor, or require the holders of the exchange notes to repay any amounts received with respect to such exchange note guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the exchange notes or such guarantee, as applicable. Sufficient funds to repay the exchange notes may not be available from other sources, including any remaining subsidiary guarantor, if any. In addition, the court might direct you to repay any amounts that you already received from us or the subsidiary guarantor. Further, the voidance of the exchange notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of such debt.
          If the guarantees were legally challenged, any guarantee could also be subject to the claim that, since the guarantee was incurred for our benefit, and only indirectly for the benefit of the applicable subsidiary guarantor, the obligations of the applicable subsidiary guarantor were incurred for less than fair consideration. A court could thus void the obligations under the guarantees, subordinate them to the applicable subsidiary guarantor’s other debt or take other action detrimental to the holders of the exchange notes.
          Although each exchange note guarantee will contain a provision intended to limit that subsidiary guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer, this provision may not be effective to protect those guarantees from being voided under fraudulent transfer law, or may reduce that subsidiary guarantor’s obligation to an amount that effectively makes its guarantee worthless. In a recent Florida bankruptcy case, this kind of provision was found to be ineffective to preserve the guarantee. Even if the guarantees of the exchange notes and the liens securing the exchange notes remain in force, the remaining amount due and collectible under the guarantee may not be sufficient to pay the exchange notes in full when due.
          As a court of equity, the bankruptcy court may otherwise subordinate the claims or security interests in respect of the exchange notes or the exchange note guarantees to other claims against us or any of the subsidiary guarantors under the principle of equitable subordination, if the court determines that: (i) the holder of the exchange notes engaged in some type of inequitable conduct; (ii) such inequitable conduct resulted in injury to our or the subsidiary guarantors’ other creditors or conferred an unfair advantage upon the holder of the exchange notes or the exchange note guarantees; and (iii) equitable subordination is not inconsistent with the provisions of the Bankruptcy Code.
          Finally, the bankruptcy court may also recharacterize the claims in respect of the exchange notes or the exchange note guarantees as equity investments and subordinate such claims to the claims of all of our creditors if the bankruptcy court determines that the transactions contemplated by the indenture governing the exchange notes were actually investments in our or our subsidiaries’ equity value.
Your ability to transfer the exchange notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the exchange notes.
          The exchange notes are a new issue of securities for which there is no established public market. We do not intend to have the exchange notes listed on a national securities exchange or included in any automated quotation system.
          The initial purchasers have advised us that they intend to make a market in the exchange notes as permitted by applicable laws and regulations; however, the initial purchasers are not obligated to make a market in any of the exchange notes, and they may discontinue their market making activities at any time without notice. Therefore, an active market for the exchange notes may not develop or, if developed, it may not continue. The liquidity of any market for the exchange notes will depend upon the number of holders of the exchange notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the exchange notes and other factors. A liquid trading market may not develop for the exchange notes. If a market develops, the exchange notes could trade at prices that may be lower than the initial offering price of the exchange notes. If an active market does not develop or is not maintained, the price and liquidity of the exchange notes may be adversely affected. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. The market, if any, for the exchange notes may not be free from similar disruptions and any such disruptions may adversely affect the prices at which you may sell your exchange notes. In addition, the exchange notes may trade at a discount from the initial offering price of the old notes, depending upon prevailing interest rates, the market for similar notes, our performance and other factors.
     The market price for the exchange notes may be volatile.
          Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial fluctuations in the price of the securities. Even if a trading market for the exchange notes develops, it may be subject to disruptions and price volatility. Any disruptions may have a negative effect on noteholders, regardless of our prospects and financial performance.

PROPERTIES
          Our principal corporate office is located in Dallas, Texas. We lease office and warehouse facilities in Dallas, Texas; Charlottesville, Virginia; Tucson, Arizona; Frederick, Colorado; Natick, Massachusetts and Ann Arbor, Michigan. The Frederick, Colorado warehouse is under a build-to-suit lease and so is included in our land and building but is not considered owned for purposes of the table below.
          The following table provides summary information in square feet with respect to these facilities as of March 31, 2011.

Total
(sq ft)

Owned	—
Leased	327,543

Total	327,543

LEGAL PROCEEDINGS
We are not presently engaged in any pending legal proceeding material to our financial condition, results of operations or liquidity.
USE OF PROCEEDS
          We will not receive any cash proceeds from the issuance of the exchange notes pursuant to the exchange offer. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of outstanding old notes, the terms of which are substantially identical to the exchange notes. The outstanding old notes surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. Accordingly, the issuance of the exchange notes will not result in any change in our capitalization. We have agreed to bear the expenses of the exchange offer. No underwriter is being used in connection with the exchange offer.
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
          Our consolidated ratio of earnings to fixed charges were less than one-to-one coverage for the three months ended March 31, 2011, for the years ended December 31, 2010, 2009, and 2008 and the periods ended December 31, 2007 and April 11, 2007. Earnings available for fixed charges for these periods were inadequate to cover total fixed charges. The deficient amounts, in thousands, for the ratio were $9,724, $16,772, $43,469, $82,982, $21,769, and $15,506 for the three months ended March 31, 2011, for the years ended December 31, 2010, 2009, and 2008 and the periods ended December 31, 2007 and April 11, 2007, respectively. The ratio for the year ended December 31, 2006 was 3.47.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
          The tables below present summary selected historical consolidated financial data derived from and qualified by reference to, our consolidated financial statements prepared in accordance with GAAP, which are incorporated by reference into this prospectus, and should be read in conjunction with those consolidated financial statements and notes thereto. The selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the corresponding notes, which are included herein.
          The summary selected historical consolidated financial data for the year ended December 31, 2006, the period from January 1, 2007 through April 11, 2007 (the “2007 predecessor period”), the period from January 29, 2007 through December 31, 2007 (the “2007 successor period”), the year ended December 31, 2008, the year ended December 31, 2009 and the year ended December 31, 2010 have been derived from our audited consolidated financial statements.
          On December 8, 2009, we completed the Mergers, resulting in VLCY and Cambium Holdings becoming our wholly-owned subsidiaries. The transaction was accounted for as an “acquisition” of VLCY by Cambium Holdings, as that term is used under U.S. GAAP, for accounting and financial reporting purposes under the applicable accounting guidance for business combinations. As a result, the historical financial statements of Cambium Holdings have become our historical financial statements and the results of VLCY are included from the merger date.

						Successor
						Period from
						January 29,
						2007	Predecessor
						(Inception)	Period from	Predecessor
	Three Months		Year Ended	Year Ended	Year Ended	through	January 1,	Year Ended
	Ended March 31,	Three Months Ended	December 31,	December 31,	December 31,	December 31,	2007 through	December 31,
	2011	March 31, 2010	2010	2009	2008	2007(1)	April 11, 2007	2006
	(in thousands, except per share data)
Statement of Operations Data:
Product revenues	$25,434	$22,229	$160,778	$90,385	$89,207	$71,266	$15,238	$92,882
Service revenues	5,261	5,993	20,482	10,663	10,524	9,581	3,176	13,542

Net revenues	30,695	28,222	181,260	101,048	99,731	80,847	18,414	106,424

Total operating expenses, excluding in-process research and development, impairment, and embezzlement	(38,749)	(43,180)	(181,528)	(115,108)	(104,648)	(81,305)	(32,179)	(97,955)
Acquired in-process research and development	—	—	—	—	—	(890)	—	—
Goodwill impairment(3)	—	—	—	(9,105)	(75,966)	—	—	—
Embezzlement and related recoveries (expense)(2)	2,436	(19)	353	(129)	(7,254)	(5,732)	(1,000)	(3,261)
Income (loss) before interest, other income (expense), and income taxes	(5,618)	(14,977)	85	(23,294)	(88,137)	(7,080)	(14,765)	5,208
Gain from settlement with previous stockholders(4)	—	—	—	—	30,202	—	—	—
Net (loss) income	(9,757)	(19,440)	(15,950)	(35,765)	(69,560)	(13,931)	(11,812)	440

Net (loss) income per common share — basic and diluted	$(0.22)	$(0.44)	$(0.36)	$(1.63)	$(3.39)	$(0.68)	$(4.34)	$0.16

	As of:
	March 31,	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2011	2010	2010	2009	2008	2007	2006
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$19,494	$8,797	$11,831	$13,345	$2,418	$1,206	$1,642
Total current assets	73,760	61,425	76,177	74,316	31,617	26,601	25,007
Total assets	381,976	376,353	383,062	393,841	270,477	369,138	138,028
Total current liabilities	52,938	60,599	66,774	58,366	16,360	16,849	26,871
Total long term debt, less current portion	174,043	150,697	150,850	150,487	153,787	176,402	17,500
Total liabilities	267,418	255,820	259,050	254,069	202,273	239,058	59,133
Total members’ interest and stockholders’ equity	114,558	120,533	124,012	139,772	68,204	130,080	78,895
Footnotes to the Selected Financial Data:
(1)	On January 29, 2007, VSS-Cambium Holdings, LLC was formed for the purpose of acquiring all of the capital stock of Cambium Learning. That acquisition was completed on April 12, 2007. The consolidated financial statements present the Company as of December 31, 2007 (Successor basis reflecting activity of the Company from January 29, 2007 and including the results of Cambium Learning from April 12, 2007) and the period January 1, 2007 through April 11, 2007 (Predecessor basis for the period prior to Company’s acquiring Cambium Learning).
(2)	We discovered in 2008 that a former employee had perpetrated a significant misappropriation of assets during a period beginning in 2004 and extending through April 2008.
(3)	Reflects the non-cash effect of the impairment write-down of goodwill during 2009 and 2008 resulting from a reduction in the fair value of assets.
(4)	For fiscal 2008, we received a settlement from our previous stockholders relating to the embezzlement we suffered. For further information, see Note 3 to our consolidated financial statements for the year ended December 31, 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
          This section should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP, which are incorporated by reference into this prospectus, and notes thereto.
Organization of Information
          This section includes the following sections:
•	Overview

•	Results of Operations

•	Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

•	Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

•	Liquidity and Capital Resources

•	Non-GAAP Measures

•	Capital Expenditures and Outlook

•	Commitments and Contractual Obligations

•	Off-Balance Sheet Arrangements

•	Critical Accounting Policies and Estimates

•	Recently Issued Financial Accounting Standards
Overview
          On December 8, 2009, we completed the business combination of Cambium Holdings and VLCY as contemplated by the Merger Agreement. Pursuant to the Merger Agreement, we acquired all of the common stock of each of Cambium Holdings and VLCY through the Cambium Merger and the Voyager Merger, respectively. As a result of the effectiveness of the Mergers, Cambium Holdings and VLCY became our wholly owned subsidiaries.
          Under the terms of the Merger Agreement, each outstanding share of VLCY’s common stock was converted in the Voyager Merger into the right to receive at the election of each stockholder, either (i) $6.50 in cash, without interest, or (ii) one share of our common stock, plus, regardless of the election made, additional consideration consisting of cash and a contingent value right, as described in the Merger Agreement. The amount of cash available to satisfy cash elections by the VLCY stockholders was limited to $67.5 million in the aggregate. The cash consideration payable to the former VLCY stockholders was insufficient to accommodate all of the cash elections that were made. Accordingly, the amount of cash paid to the former VLCY stockholders who elected to exchange shares of VLCY common stock for cash was reduced, pro rata, in accordance with agreed procedures set forth in the Merger Agreement. Pursuant to these procedures, we paid $67.5 million in cash to the former holders of VLCY’s common stock and issued to those stockholders a total of 19.5 million shares of common stock. The cash consideration paid to the former VLCY stockholders consisted of $25 million contributed by VSS-Cambium Holdings III, LLC and $42.5 million contributed by VLCY. In exchange for its contribution of $25 million, VSS-Cambium Holdings III, LLC received 3.8 million shares of our common stock issued at the ascribed value of $6.50 per share. The shares of Cambium Holdings’ common stock held by VSS-Cambium Holdings III, LLC, its sole stockholder, were converted in the Cambium Merger into the right to receive 20.5 million shares of the our common stock. In addition, as part of the merger consideration, VSS-Cambium Holdings III, LLC received a warrant to purchase a number of shares of our common stock determined by a formula set forth in the Merger Agreement, which is currently equal to 0.6 million shares. In connection with the consummation of this transaction we entered into a stockholders agreement pursuant to which we granted VSS-

Cambium Holdings III, LLC and funds managed and controlled by VSS the right to purchase up to 7.5 million shares of our common stock as provided for in the stockholders agreement as well as certain preemptive rights set forth therein.
          The merger transaction was accounted for as an “acquisition” of VLCY by Cambium Holdings, as that term is used under U.S. GAAP, for accounting and financial reporting purposes under the applicable accounting guidance for business combinations. In making this determination, management considered that (a) the newly developed entity did not have any significant pre-combination activity and, therefore, did not qualify to be the accounting acquirer, and (b) the former sole stockholder of Cambium Holdings is the majority holder of the combined entity, while the prior owners of VLCY became minority holders in the combined entity. As a result, the historical financial statements of Cambium Holdings have become our historical financial statements. The results of VLCY are included in our operations beginning with the December 8, 2009 merger date; therefore, the 2009 financials include VLCY for the last 23 days of that year and the results of Cambium for the full year.
          Prior to the merger transaction completed on December 8, 2009, we had two reportable segments: Published Products and Learning Technologies. Subsequent to the merger transaction, we operate as three reportable segments with separate management teams and infrastructures that offer various products and services, as follows:
•	Voyager, our comprehensive intervention business;

•	Sopris, our supplemental solutions education business; and

•	CLT, our technology-based education product business.
          Unallocated shared services, such as accounting, legal, human resources and corporate-related items, are recorded in a “Shared Services” category. Depreciation and amortization expense, interest income and expense, other income and expense, and taxes are included in this category.
          Our historical segment reporting results have been adjusted for comparative purposes to reflect the current organizational structure. These reclassifications required certain assumptions and estimates. See Note 21 to our consolidated financial statements for the year ended December 31, 2010 and Note 16 to our condensed consolidated financial statements for the three months ended March 31, 2010 for further information on our reportable segments. Also, as a result of the merger transaction and change in segments, we made a number of changes to personnel and processes as part of an overall departmental restructuring. As certain functions were consolidated, some resources were shifted to other areas of the business. In particular, some general and administrative functions were merged and, where appropriate, certain resources were shifted to customer facing functions, which are classified as cost of revenues. These changes may affect comparability of pre-merger and post-merger periods.
Results of Operations
Highlights
We continue to experience adverse conditions in the education funding environment as a result of the continued depressed circumstance of certain state and local budgets. As school districts rely upon state and local budgets, some of our customers have found it difficult to secure alternative funding sources in the midst of these market conditions. Additionally, potential customers are more frequently utilizing a request for proposal process to complete purchases, which elongates the time required to complete a sale.
We have experienced some positive impact, both directly and indirectly, from the American Reinvestment and Recovery Act (ARRA) passed in February 2009. The ARRA provides significant new federal funding for various education initiatives through September 2011. While the education funding is for a broad set of education initiatives, we believe that schools and districts have directed, and may continue to direct, some of the new funding for programs that use our products and services. In some instances, if ARRA funding is not used directly for programs using our products, we may still be receiving an indirect benefit. When the ARRA funding is used to assist schools to meet their overall financial needs, other funds may be freed up to use for our programs. To date we have had some success in securing orders which are funded by ARRA funds, but not to a level that has been needed to offset declines. As a result of these various market forces, we have experienced a decline in order volume in the first three months of 2011 when compared with the first three months of 2010. Order volume is an internal metric of shipments of our products and orders for online subscriptions and it serves as a leading indicator of sales.

The following trends have had or may have an impact on our sales, profitability and EBITDA:
•	Declines have been realized in our internal order volume metric due to budgetary pressures resulting from the economic crisis faced by many states and local entities and intense competition. To some extent, we expect the crisis will continue throughout the following quarters and have a continued depressive effect on general spending and, therefore, make order volume growth challenging.

•	We expect continued growth in our online subscription-based products and our Sopris supplemental education materials.

•	We have experienced a trend of success growing our portfolio to address the math needs of the market, including products such as Vmath, Transitional Math and Gizmos (ExploreLearning).

•	We believe our product diversification will strengthen our ability to sustain market share in a troubled market and capture market share when the market recovers.

•	We believe our focus on student outcomes through product usage and an overall partnership approach with the customer to implement our solutions, in the manner that the program was designed, results in higher student success rates, and such success, if achieved, will lead to customer retention and growth through reference sales.

•	We believe there is a trend of student accountability resulting in greater funding being directed to at-risk children in the United States with new funding sources, such as Race to the Top, which could provide additional funds for our products and services.

•	In 2010, we achieved significant cost savings as part of an effort to achieve merger related synergies, which included a reduction in force. We will continue to reduce costs through productivity initiatives and process reengineering and redeploy those savings into growth investments, but the magnitude of the reductions in 2010 are not expected to be replicated.

•	We will focus on several key areas in 2011, including: continued investment in our digital assets such as ExploreLearning, Learning A-Z, Ticket To Read, VocabJourney and Sopris; emphasizing our new adaptive math programs; designing and launching an online individualized intervention curriculum; and investment in our student data management system.

•	We expect to benefit from continuity of our leadership team and sales organization, who have now worked together for more than a year.

First Quarter of Fiscal 2011 Compared to the First Quarter of Fiscal 2010
The following tables set forth information regarding our net revenues, costs and expenses, and other components of our statements of operations. The results and percentages for the quarters ended March 31, 2011 and 2010 are set forth in the tables below. Due to purchase accounting adjustments, some amounts may not be comparable between each period presented.

	Three Months Ended
	March 31, 2011		March 31, 2010		Year Over Year Change
		% of		% of	Favorable/(Unfavorable)
(in thousands)	Amount	Revenues	Amount	Revenues	$	%
Net revenues:
Voyager	$14,692	47.9%	$15,872	56.2%	$(1,180)	(7.4)%
Sopris	4,185	13.6%	3,903	13.8%	282	7.2%
Cambium Learning Technologies	11,818	38.5%	8,447	29.9%	3,371	39.9%

Total net revenues	30,695	100.0%	28,222	100.0%	2,473	8.8%

Cost of revenues:
Voyager	7,993	26.0%	7,070	25.1%	(923)	(13.1)%
Sopris	1,670	5.4%	1,587	5.6%	(83)	(5.2)%
Cambium Learning Technologies	1,223	4.0%	1,496	5.3%	273	18.2%
Shared Services	81	0.3%	1,159	4.1%	1,078	93.0%
Amortization expense	6,618	21.6%	6,742	23.9%	124	1.8%

Total cost of revenues	17,585	57.3%	18,054	64.0%	469	2.6%

Research and development expense	2,379	7.8%	3,010	10.7%	631	21.0%
Sales and marketing expense	10,903	35.5%	11,057	39.2%	154	1.4%
General and administrative expense	5,812	18.9%	7,938	28.1%	2,126	26.8%
Shipping and handling costs	334	1.1%	544	1.9%	210	38.6%
Depreciation and amortization expense	1,736	5.7%	2,577	9.1%	841	32.6%
Embezzlement and related expense (recoveries)	(2,436)	(7.9)%	19	0.1%	2,455	12921.1%

Loss before interest, other income (expense) and income taxes	(5,618)	(18.3)%	(14,977)	(53.1)%	9,359	62.5%

Net interest expense	(4,405)	(14.4)%	(4,368)	(15.5)%	(37)	(0.8)%
Other income (expense), net	363	1.2%	(10)	(0.0)%	373	3730.0%
Income tax expense	(97)	(0.3)%	(85)	(0.3)%	(12)	(14.1)%

Net loss	$(9,757)	(31.8)%	$(19,440)	(68.9)%	$9,683	49.8%

Net Revenues.
Our total net revenues increased $2.5 million, or 8.8%, to $30.7 million in the first quarter of 2011 compared to the same period in 2010. This change was impacted by a purchase accounting adjustment made to reduce deferred revenue balances to fair value at the time of the VLCY acquisition which reduced the amount of deferred revenue that would have been recognized by approximately $0.3 million in the first quarter of 2011 and approximately $5.2 million in the first quarter of 2010. Additionally, we experienced a decline in order volume as many school districts are awaiting final budget approvals for fiscal 2011 before making purchases.
Voyager. The Voyager segment’s net revenues decreased $1.2 million, or 7.4%, to $14.7 million in the first quarter of 2011 compared to the same period in 2010 due to a decline in order volume. Additionally, a purchase accounting adjustment made to reduce deferred revenue balances to fair value at the time of the VLCY acquisition decreased the amount of deferred revenue that would have been recognized by approximately $0.1 million in the first quarter of 2011 and approximately $2.1 million in the first quarter of 2010.
Sopris. The Sopris segment’s net revenues increased $0.3 million, or 7.2%, to $4.2 million in the first quarter of 2011 compared to the same period in 2010, which is attributable to increased order volume. We attribute this growth to investments made in products, sales and marketing for this segment in 2010 and into 2011.
Cambium Learning Technologies. The CLT segment’s net revenues increased $3.4 million, or 39.9%, to $11.8 million in the first quarter of 2011 compared to the same period in 2010. A purchase accounting adjustment to reduce deferred revenue balances to fair value at the time of the VLCY acquisition decreased the amount of deferred revenue that would have been recognized by approximately $0.2 million in the first quarter of 2011 and approximately $3.1 million in the first quarter of 2010.

Cost of Revenues.
Cost of revenues includes expenses to print, purchase, handle and warehouse our products, as well as royalty costs, and to provide services and support to customers. Cost of revenues, excluding amortization, decreased $0.3 million, or 3.0%, to $11.0 million in the first quarter of 2011 compared to the same period in 2010 due to a decline in order volume and the impact of a purchase accounting adjustment at the time of the VLCY acquisition to reduce deferred costs to zero which reduced the cost of revenues recorded in the first quarter of 2010 by approximately $0.4 million. These factors were partially offset by an increase in product implementation and support costs.
Voyager. Cost of revenues for the Voyager segment increased $0.9 million, or 13.1%, to $8.0 million in the first quarter of 2011 compared to the same period in 2010. This increase was due to increased product implementation and support costs and the impact of a purchase accounting adjustment at the time of the VLCY acquisition to reduce deferred costs to zero which reduced the cost of revenues recorded in the first quarter of 2010 by approximately $0.4 million. These increases more than offset the impact of a decline in order volumes.
Sopris. Cost of revenues for the Sopris segment increased by $0.1 million, or 5.2%, to $1.7 million in the first quarter of 2011 compared to the same period in 2010 commensurate with the increase in order volume.
Cambium Learning Technologies. Cost of revenues for the CLT segment decreased by $0.3 million, or 18.2%, to $1.2 million in the first quarter of 2011 compared to the same period in 2010 primarily due to a one-time royalty expense adjustment of $0.4 million in the first quarter of 2010 that was not repeated in the first quarter of 2011.
Shared Services. Cost of revenues for Shared Services for the first quarter of 2011 of $0.1 million is primarily related to the costs incurred to maintain our customer-facing software applications. The charges incurred in the first quarter of 2010 primarily related to non-recurring integration costs, which were not allocated to the segments. The integration costs primarily related to the movement of inventory from VLCY’s distribution center in Dallas, Texas, to our distribution facility in Frederick, Colorado, travel related to the warehouse integration and severance costs.
Amortization Expense.
Amortization expense included in cost of revenues includes amortization for acquired pre-publication costs and technology, acquired publishing rights, and developed pre-publication and technology. Amortization for the first quarter of 2011 decreased $0.1 million compared to the first quarter of 2010, or 1.8%, primarily due to the fact that a majority of our intangible assets are amortized using accelerated methodologies.
Research and Development Expense.
Research and development expenditures include costs to research, evaluate and develop educational products, net of capitalization. Research and development expense for the first quarter of 2011 decreased $0.6 million, or 21.0%, to $2.4 million compared to the first quarter of 2010 primarily due to increased capitalization due to the timing of capitalizable versus non-capitalizable activities. Additionally, the first quarter of 2010 included non-recurring integration costs of approximately $0.2 million.
Sales and Marketing Expense.
Sales and marketing expenditures include all costs to maintain our various sales channels, including the salaries and commissions paid to our sales force, and costs related to our advertising and marketing efforts. Sales and marketing expense for the first quarter of 2011 decreased $0.2 million, or 1.4%, from the first quarter of 2010 to $10.9 million due to a decline in non-recurring integration costs partially offset by increased stock-based compensation and travel-related expenses, as a larger portion of our sales force has been allocated to field sales.
General and Administrative Expense.
General and administrative expenses decreased $2.1 million, or 26.8%, to $5.8 million compared to the first quarter of 2010 due to a decline in non-recurring integration costs of $1.9 million. The remaining decline in general and administrative expense from the first quarter of 2010 is due to synergies achieved from the VLCY merger slightly offset by $0.3 million recorded for an increase in the estimated CVR liability.
Net Interest Expense.
Net interest expense was $4.4 million in the quarters ended March 31, 2011 and 2010 as an increase in interest expense related to our long-term debt was offset by an increase in interest income recognized for our state tax receivables.
Income Tax Provision.
We recorded income tax expense of $0.1 million during the first quarter of 2011 and the first quarter of 2010 for state income tax expense in states where the Company cannot file on a unitary basis. We did not record a Federal or state income tax benefit for consolidated losses incurred during either period because realization of the tax benefits from the losses is not assured beyond a reasonable doubt given the Company’s recent history of cumulative losses. Therefore the increases in net deferred tax assets in the periods were offset by increases in the valuation allowance.

          The following tables set forth information regarding our net revenues, costs and expenses, and other components of our statements of operations. The results and percentages for the years ended December 31, 2010, 2009 and 2008 are set forth in the tables below. Due to purchase accounting adjustments, some amounts may not be comparable between each period presented.

	Year Ended		Year Ended		Year Ended
	December 31, 2010		December 31, 2009		December 31, 2008
		% of		% of		% of
	Amount	Revenues	Amount	Revenues	Amount	Revenues
	(In thousands)

Net revenues:
Product revenues
Voyager	$100,412	55.4%	$44,329	43.9%	$40,424	40.5%
Sopris	22,249	12.3%	23,431	23.2%	27,495	27.6%
Cambium Learning Technologies	38,117	21.0%	22,625	22.4%	21,288	21.3%
Service revenues
Voyager	17,527	9.7%	8,594	8.5%	7,924	7.9%
Sopris	2,487	1.4%	1,754	1.7%	2,217	2.2%
Cambium Learning Technologies	468	0.3%	315	0.3%	383	0.4%

Total net revenues	181,260	100.0%	101,048	100.0%	99,731	100.0%
Cost of revenues:
Cost of product revenues
Voyager	29,340	16.2%	10,678	10.6%	11,214	11.2%
Sopris	6,514	3.6%	6,350	6.3%	6,003	6.0%
Cambium Learning Technologies	4,334	2.4%	2,537	2.5%	3,029	3.0%
Shared Services	1,395	0.8%	26	0.0%	—	0.0%
Cost of service revenues
Voyager	16,455	9.1%	5,992	5.9%	5,721	5.7%
Sopris	1,225	0.7%	1,093	1.1%	1,489	1.5%
Cambium Learning Technologies	628	0.3%	172	0.2%	253	0.3%
Amortization expense	28,511	15.7%	17,527	17.3%	15,966	16.0%

Total cost of revenues	88,402	48.8%	44,375	43.9%	43,675	43.8%
Research and development expense	10,558	5.8%	5,611	5.6%	6,416	6.4%
Sales and marketing expense	45,987	25.4%	23,368	23.1%	24,600	24.7%
General and administrative expense	23,857	13.2%	30,519	30.2%	16,156	16.2%
Shipping costs	3,570	2.0%	1,512	1.5%	2,348	2.4%
Depreciation and amortization expense	9,154	5.1%	9,723	9.6%	11,453	11.5%
Goodwill impairment charge	—	0.0%	9,105	9.0%	75,966	76.2%
Embezzlement and related expense (recoveries)	(353)	(0.2)%	129	0.1%	7,254	7.3%

Income (loss) before interest, other income (expense) and income taxes	85	0.0%	(23,294)	(23.1)%	(88,137)	(88.4)%
Net interest expense	(17,292)	(9.5)%	(19,477)	(19.3)%	(18,434)	(18.5)%
Gain from settlement with previous stockholders	—	—	—	—	30,202	30.3%
Loss on extinguishment of debt	—	—	—	—	(5,632)	(5.6)%
Other income (expense), net	674	0.4%	(698)	(0.7)%	(981)	(1.0)%
Income tax benefit	583	0.3%	7,704	7.6%	13,422	13.5%

Net loss	$(15,950)	(8.8)%	$(35,765)	(35.4)%	$(69,560)	(69.7)%

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009
Net revenues
          Net revenues for the year ended December 31, 2010 increased $80.3 million, or 79.4%, to $181.3 million from $101.0 million in the same period for 2009 due to the VLCY acquisition. VLCY’s historical 2009 pre-merger net revenues of $98.7 million are not included in our reported prior year revenues. Excluding the impact of the merger, our net revenues for 2010 were lower due to a decline in order volumes. Net revenues subsequent to the acquisition of VLCY include the impact of a purchase accounting adjustment to reduce deferred revenue balances to fair value at the time of the VCLY acquisition. These adjustments reduced the amount of deferred revenue recognized by approximately $12.9 million in 2010 and $1.4 million in 2009.
          Voyager. The Voyager segment’s net revenues in 2010 increased $65.0 million, or 122.9%, to $117.9 million from net revenues of $52.9 million in 2009 due to the VLCY acquisition, partially offset by lower order volumes. Product revenues increased $56.1 million, or 126.5%, to $100.4 million from net revenues of $44.3 million in 2009. Service revenues increased $8.9 million, or 103.9%, to $17.5 million from net revenues of $8.6 million in 2009. VLCY’s historical 2009 pre-merger net revenues related to the Voyager segment of $77.8 million are not included in our reported prior year revenues. Net revenues subsequent to the acquisition of VLCY include the impact of a purchase accounting adjustment to reduce deferred revenue balances to fair value at the time of the VCLY acquisition. These adjustments reduced the amount of deferred revenue recognized by approximately $4.7 million in 2010 and $0.5 million in 2009.
          Sopris. The Sopris segment’s net revenues in 2010 decreased $0.5 million, or 1.8%, to $24.7 million from net revenues of $25.2 million in 2009. Product revenues decreased $1.2 million, or 5.0%, to $22.2 million from net revenues of $23.4 million in 2009. Service revenues increased $0.7 million, or 41.8%, to $2.5 million from net revenues of $1.8 million in 2009. The decline in supplementary program sales was mainly due to a contract for the use of our assessment product under a licensing agreement, under which we recognized net revenues of $1.0 million in 2010 versus $1.7 million in 2009.
          Cambium Learning Technologies. The CLT segment’s net revenues in 2010 increased $15.7 million, or 68.2%, to $38.6 million from net revenues of $22.9 million in 2009 due to the VLCY acquisition. VLCY’s historical 2009 pre-merger net revenues related to the CLT segment of $21.0 million are not included in our reported prior year revenues. Net revenues subsequent to the acquisition of VLCY include the impact of a purchase accounting adjustment to reduce deferred revenue balances to fair value at the time of the VLCY acquisition. These adjustments reduced the amount of deferred revenue recognized by approximately $8.2 million in 2010 and $0.9 million in 2009. CLT has consistently experienced year on year order volume growth that is translating to growth in net revenues, although the impact of 2010 order volume is not fully reflected in net revenues as a large portion of these sales are recognized over a subscription period.
Cost of revenues
          Cost of product revenues include expenses to print, purchase, handle and warehouse product, as well as royalty costs. Cost of service revenues include costs to provide services and support to customers. Total cost of revenues, excluding amortization, for the year ended December 31, 2010 increased $33.1 million, or 123.1%, to $59.9 million from $26.8 million in 2009 primarily due to the VLCY acquisition. VLCY’s historical 2009 pre-merger cost of revenues of $30.8 million are not included in our prior year results. Cost of revenues in 2010 benefited from efficiency gains from cost-cutting measures. Additionally, cost of revenues subsequent to the acquisition of VLCY include the impact of a purchase accounting adjustment to reduce deferred cost balances to fair value at the time of the VCLY acquisition. These adjustments reduced the amount of deferred costs recognized by approximately $1.2 million in 2010 and $0.1 million in 2009.
          Voyager. The Voyager segment’s cost of revenues in 2010 increased $29.1 million, or 174.7%, to $45.8 million from $16.7 million in 2009 due to the VLCY acquisition. Cost of product revenues increased $18.6 million, or 174.8%, to $29.3 million from $10.7 million in 2009. Cost of service revenues for the year ended December 31, 2010 increased $10.5 million, or 174.6%, to $16.5 million from $6.0 million in 2009.
          Sopris. The Sopris segment’s cost of revenues in 2010 increased $0.3 million, or 4.0%, to $7.7 million from $7.4 million in 2009. Cost of product revenues increased $0.1 million, or 2.6%, to $6.5 million from cost of product revenues of $6.4 million in 2009. Cost of service revenues increased $0.1 million, or 12.1%, to $1.2 million from cost of service revenues of $1.1 million in 2009.
          Cambium Learning Technologies. The CLT segment’s cost of revenues in 2010 increased $2.3 million, or 83.2%, to $5.0 million from cost of revenues of $2.7 million in 2009, primarily due to the VLCY acquisition.

Amortization expense
          Amortization expense included in cost of revenues includes amortization for acquired pre-publication costs and technology, acquired publishing rights, and developed pre-publication and technology. Amortization for 2010 increased $11.0 million, or 62.7%, to $28.5 million from $17.5 million in 2009 due to the VLCY acquisition.
Research and development expenses
          Research and development expenditures include costs to research, evaluate and develop educational products, net of capitalization. Research and development expenses for year ended December 31, 2010 increased $5.0 million, or 88.2%, to $10.6 million from $5.6 million in the same period of 2009. The increased expenditures relate primarily to the VLCY acquisition. VLCY’s historical 2009 pre-merger research and development expenses of $4.3 million are not included in our reported prior year results.
Sales and marketing expense
          Sales and marketing expenditures include all costs to maintain our various sales channels, including the salaries and commission paid to our sales force, and costs related to our advertising and marketing efforts. Sales and marketing expenses for the year ended December 31, 2010 increased $22.6 million, or 96.8%, to $46.0 million from $23.4 million in the same period of 2009 due to the VLCY acquisition. VLCY’s historical 2009 pre-merger sales and marketing expenses of $28.8 million are not included in our reported prior year expenses. Partially offsetting these charges, 2010 sales and marketing expense include the impact of a purchase accounting adjustment to write down deferred costs to zero at the time of the VCLY acquisition. These adjustments reduced the amount of expense recognized in 2010 by approximately $1.0 million. Additionally, we realized synergy savings as a result of the integration of Cambium and VLCY.
General and administrative expense
          General and administrative expenses for the year ended December 31, 2010 decreased $6.6 million, or 21.8%, to $23.9 million from $30.5 million in the same period of 2009. VLCY’s historical 2009 pre-merger general and administrative expenses of $24.7 million are not included in our reported prior year expenses. General and administrative expenses for 2010 were lower than 2009 due to significant non-recurring merger transaction costs incurred in 2009, savings due to synergies resulting from the merger, and the reallocation of certain resources to cost of sales from general and administrative expenses as a result of the departmental restructuring. Additionally, we recorded a gain of $1.1 million in 2010 to reflect a decrease in the estimated fair value of the contingent value rights liability (“CVR”) issued in connection with the merger. These decreases are partially offset by the impact of the VLCY acquisition and by non-recurring integration costs of $3.8 million incurred in 2010.
Shipping costs
          Shipping costs for the year ended December 31, 2010 increased $2.1 million, or 136.1%, to $3.6 million from $1.5 million in 2009. The increase in these shipping costs was due mainly to the VLCY acquisition. VLCY’s historical 2009 pre-merger shipping costs of $1.9 million are not included in our reported prior year expenses.
Depreciation and amortization expense
          Depreciation and amortization expense for the year ended December 31, 2010 decreased $0.5 million, or 5.9%, to $9.2 million from $9.7 million in the same period of 2009. This decrease is due to the fact that our intangible assets are amortized on an accelerated basis.
Goodwill impairment
          We review the carrying value of goodwill for impairment at least annually and whenever certain triggering events occur. As a result of our annual impairment review for the year ended December 31, 2010, no impairment was indicated.

Embezzlement and related expenses
          In 2008, we discovered certain irregularities relating to the control and use of cash and certain other general ledger items which revealed a misappropriation of assets over more than a three-year period beginning in 2004 and continuing through April 2008. These irregularities were perpetrated by a former Cambium Learning employee, resulting in substantial embezzlement losses and related expenses. Embezzlement and related expenses (recoveries) for the year ended December 31, 2010 were $(0.4) million compared to $0.1 million in the same period of 2009. The decrease in the embezzlement and related expenses was mainly due to a recovery during 2010 of approximately $0.5 million.
Net interest expense
          Net interest expense for the year ended December 31, 2010 decreased $2.2 million, or 11.2%, to $17.3 million from $19.5 million in the same period of 2009. This decrease was mainly due to lower interest expense on our senior secured debt as a result of a credit rating increase in the first quarter of 2010, which reduced the applicable interest rate to 8%. See Note 14 to our consolidated financial statements.
Income taxes
          In 2010, we recorded an income tax benefit of $0.6 million. Pre-tax losses at statutory tax rates provided a federal tax benefit of approximately $5.8 million. We continue to maintain a valuation allowance against our deferred tax assets, which eliminated almost all of the deferred tax benefit generated.
          In 2009, we recorded an income tax benefit of $7.7 million. Pre-tax losses at statutory tax rates provided a federal tax benefit of approximately $15.2 million. The impairment charge to non-deductible goodwill did not result in a tax benefit which is $3.2 million less than the amount expected based on the federal statutory tax rate. Certain merger costs are non-deductible and did not result in a tax benefit which is $4.7 million less than the amount expected based on the federal statutory tax rate. Furthermore, after the merger with VLCY, we established a valuation allowance on our net federal deferred tax assets.
Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
Net revenues
          Net revenues for the year ended December 31, 2009 increased $1.3 million, or 1.3%, to $101.0 million from $99.7 million in the same period for 2008. Our net revenues for 2009 were impacted by several significant declines, such as the nationwide economic slowdown, which caused the amount of funding available to schools to decline, a decline in our Sopris segment related to our assessment product, and declines in key adoption states such as Alabama and Florida. Regarding the decline in adoption states, we enjoyed increased sales performance in 2008 in these states but the nature of the adoption leads to lower revenues in the year following the adoption. Offsetting these declines was the impact of the acquisition of VLCY, contributing an incremental $4.5 million in net revenues, and increases in sales of our math products as well as some growth in several new and existing customers.
          Voyager. The Voyager segment’s net revenues in 2009 increased $4.6 million, or 9.5%, to $52.9 million from net revenues of $48.3 million in 2008. Product revenues increased $3.9 million, or 9.7%, to $44.3 million from net revenues of $40.4 million in 2008. Service revenues increased $0.7 million, or 8.5%, to $8.6 million from net revenues of $7.9 million in 2008. The increase in year over year net revenues was due mainly to the impact of the acquisition of VLCY, contributing an incremental $3.0 million in product revenues and $0.8 million in service revenues. Additionally, Voyager was able to offset the decline in the state adoption sales in Alabama and Florida and overcome the general state and local funding crisis with increases in sales of our math products as well as some growth in several new and existing customers.
          Sopris. The Sopris segment’s net revenues in 2009 decreased $4.5 million, or 15.2%, to $25.2 million from net revenues of $29.7 million in 2008. The decline in supplementary program revenues was mainly due to a decrease in sales of DIBELS in Florida, as Florida developed its own assessment program. Additionally, we renegotiated and extended a relationship with a customer which uses our assessment product under an annual licensing fee arrangement. As a result of changes in terms with this customer, we recognized licensing fee revenue for two annual periods totaling $3.1 million in 2008. During the first quarter of 2009, we recognized additional revenue of $1.7 million related to this licensing agreement.

          Cambium Learning Technologies. The CLT segment’s net revenues in 2009 increased $1.2 million, or 5.9%, to $22.9 million from net revenues of $21.7 million in 2008. The increase in year over year net revenues was due mainly to the impact of the acquisition of VLCY, contributing an incremental $0.7 million in product revenues.
Cost of revenues
          Cost of product revenues include expenses to print, purchase, handle and warehouse product, as well as royalty costs. Cost of service revenues include all costs to provide services and support to customers. Total cost of revenues, excluding amortization, for the year ended December 31, 2009 decreased $0.9 million, or 3.1%, to $26.8 million from $27.7 million in 2008. The decrease in cost of revenues was mainly due to efficiency gains from cost-cutting measures. As a percentage of net revenues, cost of revenues decreased 1.2 percentage points to 26.6% for the year ended December 31, 2009 from 27.8% in the same period in 2008.
          Voyager. The Voyager segment’s cost of revenues for the year ended December 31, 2009 decreased $0.2 million, or 1.6%, to $16.7 million from $16.9 million in 2008. Cost of product revenues for the year ended December 31, 2009 decreased $0.5 million, or 4.8%, to $10.7 million from $11.2 million in 2008. The decrease in cost of revenues was mainly due to improved cost management performance. Cost of service revenues for the year ended December 31, 2009 increased $0.3 million, or 4.7%, to $6.0 million from $5.7 million in 2008. The increase was driven by higher service revenues, partially offset by efficiency gains from cost-cutting measures.
          Sopris. The Sopris segment’s cost of revenues for the year ended December 31, 2009 decreased $0.1 million, or 0.7%, to $7.4 million from $7.5 million in 2008. Cost of product revenues for the year ended December 31, 2009 increased $0.4 million, or 5.8%, to $6.4 million from $6.0 million in 2008. The increase in cost of revenues was due to a change in product mix toward products with higher incremental costs. Cost of service revenues for the year ended December 31, 2009 decreased $0.4 million, or 26.6%, to $1.1 million from cost of service revenues of $1.5 million in 2008. The decrease was driven by lower service revenues and efficiency gains from cost-cutting measures.
          Cambium Learning Technologies. The CLT segment’s cost of revenues for the year ended December 31, 2009 decreased $0.6 million, or 17.5%, to $2.7 million from $3.3 million in 2008. Cost of product revenues for the year ended December 31, 2009 decreased $0.5 million, or 16.2%, to $2.5 million from cost of revenues of $3.0 million in 2008. The decrease in cost of revenues was mainly due to improved cost management performance. Cost of service revenues for the year ended December 31, 2009 remained relatively flat, decreasing $0.1 million, or 32.0%, to $0.2 million from $0.3 million in 2008.
Amortization expense
          Amortization expense included in cost of revenues includes amortization for acquired pre-publication costs and technology, acquired publishing rights, and developed pre-publication and technology. Amortization for 2009 increased $1.6 million, or 9.8%, to $17.5 million from $16.0 million in 2008. Approximately $0.7 million of the increase is related to the acquired pre-publication costs and technology acquired in the VLCY acquisition. The remainder of the increase was mainly due to higher pre-publication amortization as a result of investments made in new programs.
Research and development expenses
          Research and development expenditures include costs to research, evaluate and develop educational products, net of capitalization. Research and development expenses for the year ended December 31, 2009 decreased $0.8 million, or 12.5%, to $5.6 million from $6.4 million in the same period of 2008, due to planned spending decreases as a result of weak economic conditions in 2009. As a percentage of revenues, research and development expenses decreased to 5.6% of revenues in 2009 compared to 6.4% in 2008.
Sales and marketing expense
          Sales and marketing expenditures include all costs to maintain our various sales channels, including the salaries and commission paid to our sales force, and costs related to our advertising and marketing efforts. Sales and marketing expenses for the year ended December 31, 2009 decreased $1.2 million, or 5.0%, to $23.4 million from $24.6 million in the same period of 2008. As a percentage of revenues, selling and marketing expenses decreased to 23.1% of revenues in the 2009 compared to 24.7% in 2008. Selling costs decreased for the year ended December 31, 2009 in comparison to the same period in 2008 due to the costs incurred in

2008 to participate in several state adoption activities. We also experienced lower catalog and mailing costs due to a lower volume of catalogs mailed in 2009 compared to 2008.
General and administrative expense
          General and administrative expenses for year ended December 31, 2009 increased $14.4 million, or 88.9%, to $30.5 million from $16.2 million in the same period of 2008. The increase was primarily due to the incurrence of $15.5 million in merger-related transaction and integration expenses in 2009 with only immaterial amounts incurred in 2008. Excluding these costs, general and administrative expenses were down $1.1 million, or 6.9%, in 2009 compared to 2008, primarily as a result of cost-cutting measures.
Shipping costs
          Shipping costs for the year ended December 31, 2009 decreased $0.8 million, or 35.6%, to $1.5 million from $2.3 million in 2008. The decrease in these shipping costs was due mainly to cost containment and efficiencies.
Depreciation and amortization expense
          Depreciation and amortization expense for the year ended December 31, 2009 decreased $1.7 million, or 15.1%, to $9.7 million from $11.5 million in the same period of 2008. The decrease in this amortization was due mainly to lower contract and reseller network intangible amortization, partially offset by the depreciation and amortization related to assets acquired in the VLCY acquisition.
Goodwill impairment
          We review the carrying value of goodwill for impairment at least annually and whenever certain triggering events occur. As a result of the signing of the Merger Agreement, we assessed the carrying values of our reporting units as of June 30, 2009. The first step of impairment testing showed that the carrying value of our Published Products segment exceeded its fair value and that a step two analysis was needed. Step two impairment testing determined that the goodwill balance as of the measurement date was partially impaired and a $9.1 million impairment charge was recorded.
          Due to the weakening of the economy and the impact that economic conditions were having on our customers and business in the latter portion of fiscal 2008, we identified deterioration in the expected future financial performance of our Published Products segment. As a result, we recorded an impairment loss of $76.0 million for this segment in 2008, reflecting the difference between the fair value and recorded value for goodwill.
          Under the new segment structure, both the 2008 and the 2009 goodwill impairment charges were assigned to the Voyager segment.
Embezzlement and related expenses
          In 2008, we discovered certain irregularities relating to the control and use of cash and certain other general ledger items which revealed a misappropriation of assets over more than a three-year period beginning in 2004 and continuing through April 2008. These irregularities were perpetrated by a former Cambium Learning employee, resulting in substantial embezzlement losses and related expenses. Embezzlement and related expenses for the year ended December 31, 2009 were $0.1 million compared to $7.3 million in the same period of 2008. The decrease in the embezzlement and related expenses was mainly due to the non-recurring nature of the embezzlement loss and related expenses that were incurred in the year ended December 31, 2008.
Net interest expense
          Net interest expense in the year ended December 31, 2009 increased $1.0 million, or 5.7%, to $19.5 million from $18.4 million in the same period of 2008. This increase was mainly due to higher interest expense on both our senior secured and senior unsecured debt as a result of the permanent waiver and amendments to the credit agreement we signed on August 22, 2008 following the embezzlement loss described above. Under the terms and conditions of the permanent waiver and amendment, the interest rates on our senior secured and senior unsecured debt were increased. See Note 14 to our consolidated financial statements.

Income taxes
          In 2009, we recorded an income tax benefit of $7.7 million. Pre-tax losses at statutory tax rates provided a federal tax benefit of approximately $15.2 million. The impairment charge to non-deductible goodwill did not result in a tax benefit which is $3.2 million less than the amount expected based on the federal statutory tax rate. Certain merger costs are non-deductible and did not result in a tax benefit which is $4.7 million less than the amount expected based on the federal statutory tax rate. Furthermore, after the merger with VLCY, we established a valuation allowance on our net federal deferred tax assets.
          In 2008, we recorded an income tax benefit of $13.4 million. Pre-tax losses at statutory rates provided a federal tax benefit of approximately $29.0 million. The impairment charge to non-deductible goodwill did not result in a tax benefit which is approximately $26.6 million less than the amount expected based on the federal statutory rate. We also recorded non-taxable book income related to a purchase adjustment, which resulted in a tax benefit of $10.2 million.
Gain from settlement with previous stockholders
          For fiscal 2008, we received a total settlement from previous stockholders of $30.2 million relating to the embezzlement we suffered. The total settlement consisted of $20 million in escrowed funds, together with additional payments of $9.3 million and interest income of $0.9 million. The total settlement amount of $30.2 million was used to cover costs and to pay down a portion of a senior secured credit facility. Because the embezzlement was discovered after the initial purchase allocation was made in connection with the 2007 acquisition of Cambium Learning, Inc., the entire settlement amount was recorded on our consolidated statement of operations as a gain from settlement with the previous stockholders.
Loss on extinguishment of debt
          For fiscal 2008, we recorded a loss on the extinguishment of debt of $5.6 million related to the modification of our senior secured credit facility and senior unsecured promissory notes resulting from the execution of an amendment of those documents and the delivery by the lenders of a permanent waiver. The associated unamortized deferred financing costs as of August 22, 2008 of $4.6 million and amendment fees of $1.0 million related to the permanent waiver were recorded as a loss on extinguishment of debt.
Liquidity and Capital Resources
          Because sales seasonality affects operating cash flow, we normally incur a net cash deficit from all of our activities through the early part of the third quarter of the year. We typically fund these seasonal deficits through the drawdown of cash, supplemented by borrowings on a revolving credit facility. The primary source of liquidity is cash flow from operations and the primary liquidity requirements relate to debt service, pre-publication costs, capital investments and working capital. We believe that based on current and anticipated levels of operating performances, cash flow from operations and availability under a revolving credit facility, we will be able to make required interest payments on our debt and fund our working capital and capital expenditure requirements for the next 12 months.
Long-term debt
          9.75% Senior Secured Notes. On February 17, 2011, we completed the Offering. After the issuance discount, we received proceeds of 99.442%. The notes will mature on February 15, 2017. The Offering was a private placement exempt from the registration requirements under the Securities Act. We used a portion of the net proceeds from the sale of the Notes to repay in full outstanding indebtedness under our existing secured credit facility and senior unsecured notes and to pay related fees and expenses, and intend to use the remaining net proceeds for general corporate purposes. Interest on the Notes will accrue at a rate of 9.75% per annum from the date of original issuance and will be payable semi-annually in arrears on each February 15 and August 15, commencing on August 15, 2011, to the holders of record of the Notes on the immediately preceding February 1 and August 1. Pursuant to a Registration Rights Agreement entered into in connection with the Offering, we have agreed to file a registration statement with the SEC that would enable holders of the Notes to exchange the privately placed Notes for publicly registered notes with substantially identical terms. The Notes are secured by (i) a first priority lien on substantially all of our assets (other than inventory and accounts receivable and related assets of the ABL Credit Parties in connection with the ABL Facility (each as discussed below) and subject to certain exceptions), including capital stock of the subsidiary guarantors, and (ii) a second-priority lien on substantially all of the inventory and accounts receivable and related assets of the ABL Credit Parties, in each case, subject to certain permitted liens. The Notes also contain customary covenants, including limitations on our ability to incur debt, and events of default as defined by the indenture governing the Notes. We may, at our option, redeem the Notes prior to their maturity based on the terms included in the indenture governing the Notes.
          Registration Rights Agreement. In connection with the Offering, we entered into a Registration Rights Agreement that requires us to (i) file with the SEC within 180 days after the issue date of the Notes (or February 17, 2011), a registration statement under the Securities Act (the “Exchange Offer Registration Statement”), relating to an offer to exchange the old notes for the exchange notes on terms substantially identical to the old notes, except that the exchange notes will not be subject to the same restrictions on transfer; (ii) use commercially reasonable efforts to cause the Exchange Offer Registration Statement to become effective within 270 days after the date of the old notes; and (iii) within 60 days of the Exchange Offer Registration Statement becoming effective, complete the exchange offer and issue the exchange notes in exchange for all old notes validly tendered in the exchange offer. If we fail to meet these obligations set forth in the Registration Rights Agreement (a “Registration Default”), then we will be required to pay additional interest to the holders of the old notes. The rate of the additional interest will be 0.25% per annum for the first 90-day period immediately following the occurrence of a Registration Default. Thereafter, the rate of additional interest will increase by an additional 0.25% per annum with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum additional interest rate of 1.0% per annum. We will pay such additional interest until all the Registration Defaults relating to the Notes are cured. At such time, the interest rate on the old notes will revert to the original interest rate on the old notes.
          ABL Facility. On February 17, 2011, the ABL Credit Parties, entered into the ABL Facility pursuant to a Loan and Security Agreement (the “ABL Loan Agreement”), by and among the ABL Credit Parties, Harris N.A., individually and as Agent for any ABL Lender (as hereinafter defined) which is or becomes a party to said ABL Loan Agreement, certain other lenders party thereto (together with Harris N. A. in its capacity as a lender, the “ABL Lenders”), Barclays Bank PLC, individually and as Collateral Agent, and BMO Capital Markets and Barclays Capital, as Joint Lead Arrangers and Joint Book Runners. The ABL Facility consists of a four-year $40.0 million revolving credit facility, which includes a $5.0 million subfacility for swing line loans and a $5.0 million subfacility for letters of credit. In addition, the ABL Facility provides that the ABL Credit Parties may increase the aggregate principal amount of the ABL Facility by up to an additional $20.0 million, subject to the consent of the Agent (whose consent shall not be unreasonably withheld) and subject to the satisfaction of certain other conditions specified in the ABL Facility.
          As the ABL Facility’s borrowing base is determined by eligible inventory and eligible accounts receivable, seasonality will cause the available amount to fluctuate. We estimate normal borrowing availability during 2011 of between $20 and $30 million.
          The interest rate for the ABL Facility will be, at the ABL Credit Parties’ option, either an amount to be determined (ranging from 2.75% to 3.25%, depending upon the ABL Credit Parties’ fixed charge coverage ratio at the time) above the London Interbank Offered Rate or at an amount to be determined (ranging from 1.75% to 2.25%, depending upon the ABL Credit Parties’ fixed charge coverage ratio at the time) above the “base rate.” On any day, the base rate will be the greatest of (i) the Agent’s then-effective prime commercial rate, (ii) an average federal funds rate plus 0.50% and (iii) the LIBOR quoted rate plus 1.00%. The ABL Facility will, subject to certain exceptions, be secured by a first-priority lien on the ABL Credit Parties’ inventory and accounts receivable and related assets and a second-priority lien (junior to the lien securing the ABL Credit Parties’ obligations with respect to the Notes) on substantially all of the ABL Credit Parties’ other assets.
          Revolving loans under the ABL Facility may be used solely for (i) the satisfaction of existing indebtedness of the ABL Credit Parties under their prior senior secured credit facility and outstanding pursuant to their prior existing senior unsecured notes, (ii) general operating capital needs of the ABL Credit Parties in a manner consistent with the provisions of the ABL Facility and all applicable laws, (iii) working capital and other general corporate purposes in a manner consistent with the provisions of the ABL Facility and all applicable laws, (iv) the payment of certain fees and expenses incurred in connection with the ABL Facility and/or the Notes, and (v) other purposes permitted under the ABL Loan Agreement.
          The ABL Facility contains a financial covenant that generally requires the ABL Credit Parties to maintain, on a consolidated basis, either (i) excess availability of at least the greater of $8 million and 15% of the revolver commitment or (ii) a fixed charge coverage ratio of 1.1 to 1.0. The ABL Credit Parties will be required to pay, quarterly in arrears, an unused line fee equal to the product of (x) either 0.375% or 0.50% (depending upon the ABL Credit Parties’ fixed charge coverage ratio at the time) and (y) the average daily unused amount of the revolver.
          Cash flows
          Cash from operations is seasonal with more cash generated in the second half of the year than in the first half of the year. Cash is historically generated during the second half of the year because the buying cycle of school districts generally starts at the beginning of each new school year in the fall. Cash provided by (used in) our operating, investing and financing activities is summarized as follows:

	Three Months Ended March 31,
	2011	2010	2010	2009	2008
	(In thousands)

Operating activities	$(3,444)	$(6,982)	$20,161	$1,934	$(13,855)
Investing activities	(3,354)	(2,101)	(14,441)	(13,092)	26,889
Financing activities	14,461	4,535	(7,234)	22,085	(11,822)
          Operating activities. Cash used in operations was $3.4 million and $7.0 million for the three month periods ended March 31, 2011 and 2010, respectively. Overall, cash used in operations was $3.5 million lower in 2011 due to collection in the first quarter of significant accounts receivable balances outstanding at year end 2010 and the impact of significant merger-related costs incurred in the first quarter of 2010. Cash provided by (used in) operating activities was $20.2 million, $1.9 million and $(13.9) million for the years ended December 31, 2010, 2009 and 2008, respectively. In 2010, cash flows from normal operations were partially offset by a payment of $5.2 million for a tax indemnification obligation to the state of Michigan and approximately $4.2 million in non-recurring integration costs. Additionally, our accounts receivable balance was $12.5 million higher at year end 2010 versus year end 2009 due to the timing of several significant transactions. In 2009, cash flows from normal operations were partially offset by $11.6 million of transaction costs related to the merger transaction.
          Investing activities. Cash used in investing activities for capital expenditures was $3.4 million in the first quarter of 2011 compared to $2.1 million in the first quarter of 2010. Cash provided by (used in) investing activities was $(14.4) million, $(13.1) million and $26.9 million for the years ended December 31, 2010, 2009 and 2008, respectively. Expenditures related to property, equipment, software and pre-publications costs were $13.3 million, $3.4 million and $3.2 million for the years ended December 31, 2010, 2009 and 2008, respectively. The increase in expenditures for 2010 is attributable to the merger with VLCY in late 2009. Cash payments of $9.7 million were made in 2009 for the VLCY acquisition (net of cash acquired), and another $1.1 million was paid in 2010 for the first distribution to the holders of the CVR. Cash inflows for 2008 included $30.2 million related to the embezzlement settlement from the previous stockholders as discussed in Note 3 to our consolidated financial statements.
          Financing activities. Cash provided by financing activities was $14.5 million in the first quarter of 2011 and $4.5 million in the first quarter of 2010. Net proceeds received from the issuance of the 9.75% senior secured notes in February 2011 was $174 million offset by repayment of $152.1 million of existing notes and payments of $7.3 million related to the debt financing. During the first quarter of 2010, we borrowed $5 million under a revolving credit facility and made a principal payment of $0.3 million. Cash provided by (used in) financing activities was $(7.2) million, $22.1 million and $(11.8) million for the years ended December 31, 2010, 2009 and 2008, respectively. Net principal payments for debt, revolving credit facilities and capital leases were $7.2 million, $5.9 million, and $19.5 million for the years ended December 31, 2010, 2009 and 2008, respectively. Other significant cash inflows for 2009 included $25.0 million of capital contributed by Cambium’s stockholders related to the VLCY acquisition and $3.0 million of capital contributed by Cambium’s stockholders to fund the cure to a senior secured credit agreement financial covenant. Other significant cash inflows for 2008 included $7.0 million in unsecured loans from affiliates related to the permanent waiver of the financial reporting defaults related to our senior secured credit facility and the senior unsecured notes as described in Note 14 to our consolidated financial statements.
Non-GAAP Measures
          Our historical financial statements presented in accordance with GAAP include VLCY results only for the periods subsequent to the December 8, 2009 acquisition date. Further, the net losses for both Cambium and VLCY as reported on a GAAP basis include material non-recurring and non-operational items. We believe that earnings (loss) from operations before interest and other income (expense), income taxes, and depreciation and amortization, or EBITDA, and Adjusted EBITDA, which further excludes non-recurring and non-operational items, provide useful information for investors to assess the results of the ongoing business of the combined company.
          EBITDA and Adjusted EBITDA are not prepared in accordance with GAAP and may be different from similarly named, non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. We believe that Adjusted EBITDA provides useful information to investors because it reflects the underlying performance of the ongoing operations of the combined company and provides investors with a view of the combined company’s operations from management’s perspective. Adjusted EBITDA removes significant one-time or certain non-cash items from earnings. We use Adjusted EBITDA to monitor and evaluate the operating performance of the combined company and as the basis to set and measure progress towards performance targets, which directly affect compensation for employees and executives. We generally use these non-GAAP measures as measures of operating performance and not as measures of liquidity. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an indication that our future results will be unaffected by unusual or nonrecurring items.

          Below is a reconciliation between net loss and Adjusted EBITDA for the three month periods ended March 31, 2011 and 2010 and for the years ended December 31, 2010 and 2009.
Reconciliation Between Net Revenues to Adjusted Net Revenues and Between Net Loss and Adjusted EBITDA for the Three Months Ended March 31, 2011 and 2010

	Three Months Ended March 31,
	2011	2010
	(In thousands)
	(Unaudited)

Total net revenues	$30,695	$28,222
Non-recurring and non-operational costs included in net revenues but excluded from adjusted net revenues:
Adjustments related to purchase accounting(a)	332	5,152

Adjusted net revenues	$31,027	$33,374

Net loss	$(9,757)	$(19,440)
Reconciling items between net loss and EBITDA:
Depreciation and amortization	8,354	9,319
Net interest expense	4,405	4,368
Other (income) expense	(363)	10
Income tax	97	85

Income (loss) from operations before interest and other income (expense), income taxes, and depreciation and amortization (EBITDA)	2,736	(5,658)

Non-recurring, non-operational, and certain non-cash costs included in EBITDA but excluded from Adjusted EBITDA:
Integration and merger-related costs(b)	—	3,443
Legacy VLCY corporate(c)	311	300
Stock-based compensation and expense(d)	290	234
Embezzlement and related expenses (recoveries)(e)	(2,436)	19
Adjustments related to purchase accounting(a)	288	4,359
Adjustments to CVR liability(f)	308	—

Adjusted EBITDA	$1,497	$2,697

(a)	Under applicable accounting guidance for business combinations, an acquiring entity is required to recognize all of the assets acquired and liabilities assumed in a transaction at the acquisition date fair value. Net revenues have been reduced by $0.3 million and $5.2 million, respectively, for the quarters ended March 31, 2011 and 2010 in the historical financial statements due to the write-down of deferred revenue to its estimated fair value as of the merger date. The write-down was determined by estimating the cost to fulfill the related future customer obligations plus a normal profit margin. Partially offsetting this impact, cost of revenues and sales and marketing expenses were reduced for other purchase accounting adjustments, primarily a write-down of deferred costs to zero at the acquisition date. During the quarters ended March 31, 2011 and 2010, the historical cost of revenues was reduced by $0.1 million and $0.4 million, respectively, and the historical sales and marketing expenses were reduced by zero and $0.4 million, respectively. The adjustment of deferred revenue and deferred costs to fair value is required only at the purchase accounting date; therefore, its impact on net revenues, cost of revenues, and sales and marketing expense is non-recurring.

(b)	Costs directly associated with the integration of the Company and VLCY, including severance and other costs incurred to achieve synergies and the cost of retention and change in control agreements directly related to the merger. The cost for retention and change in control agreements included was $1.1 million for the quarter ended March 31, 2010.

(c)	Legacy VLCY corporate costs representing corporate costs related to legacy VLCY liabilities such as pension and severance costs for former VLCY employees.

(d)	Stock-based compensation and expense is related to our outstanding options, restricted stock awards, warrants, and stock appreciation rights (SARs).

(e)	During 2008, we discovered certain irregularities relating to the control and use of cash and certain other general ledger items which resulted from a substantial misappropriation of assets over more than a three-year period beginning in 2004 and continuing through April 2008. These irregularities were perpetrated by a former employee, resulting in embezzlement losses, net of recoveries.

(f)	Adjustments to the CVR liability as a result of the amendments of the merger agreement and the related escrow agreement, the expiration of the statute of limitations on potential tax liabilities and changes in likelihood of collecting potential tax receivables included in the estimate of the fair value of the CVRs.

Reconciliation Between Net Revenues to Adjusted Net Revenues and Between Net Income (Loss) and Adjusted EBITDA for the Years Ended December 31, 2009 and 2010

		VLCY
		Pre-Merger
		Results	Pro Forma	Pro Forma	Cambium
	Cambium	(342 days)	Adjustments (a)	Combined	Learning Group
	2009				2010
	(In thousands)
	(Unaudited)

Total net revenues	$101,048	$98,728	$(11,565)	$188,211	$181,260
Non-recurring and non-operational costs included in net revenues but excluded from adjusted net revenues:
Adjustments related to purchase accounting(g)	1,392	—	11,565	12,957	12,937

Adjusted net revenues	$102,440	$98,728	$—	$201,168	$194,197

Net loss	$(35,765)	$(34,375)	$8,870	$(61,270)	$(15,950)
Reconciling items between net loss and EBITDA:
Depreciation and amortization	27,250	18,301	(5,772)	39,779	37,665
Net interest expense	19,477	558	71	20,106	17,292
Other (income) expense	698	(3,279)	—	(2,581)	(674)
Income tax	(7,704)	(190)	7,894	—	(583)

Income (loss) from operations before interest and other income (expense), income taxes, and depreciation and amortization (EBITDA)	3,956	(18,985)	11,063	(3,966)	37,750
Non-recurring and non-operational costs included in EBITDA but excluded from Adjusted EBITDA:
Transaction costs(b)	13,570	9,937	(23,507)	—	—
Integration and merger-related costs (c)	2,133	120	1,864	4,117	5,963
Legacy VLCY corporate(d)	57	2,247	—	2,304	968
Stock-based compensation expense(e)	37	179	552	768	1,085
Embezzlement and related expenses (recoveries)(f)	129	—	—	129	(353)
Adjustments related to purchase accounting(g)	1,136	—	10,028	11,164	10,748
Goodwill impairment(h)	9,105	27,175	—	36,280	—
Adjustments to CVR liability(i)	—	—	—	—	(1,124)

Adjusted EBITDA	$30,123	$20,673	$—	$50,796	$55,037

(a)	On December 8, 2009, we acquired VLCY. The acquisition was accounted for as a purchase transaction. Our consolidated financial statements include the results of VLCY from December 8, 2009, the date of acquisition. Therefore, the historical results of the Company have been adjusted to show the effect on our statement of operations if the transaction had been completed at the beginning of 2009. The combined historical net loss includes the following pro forma adjustments:

• the pro forma impact of the amortization of intangible assets and the reduction in deferred revenue and related deferred costs based on the purchase price allocation;

• the pro forma impact of reduced interest income lost as a result of the $58.0 million of cash used in the purchase price consideration (net of $25.0 million contributed by the sole stockholder of the Company at the time of the merger);

• the pro forma impact of certain employment agreements and stock option grants entered into on the effective date of the merger;

• the elimination of merger transaction costs incurred by the Company and VLCY; and

• the pro forma tax effect of the merger, which was estimated using a combined company effective tax rate of 0%.

(b)	External incremental costs incurred by the Company and VLCY that are directly related to the merger.

(c)	Costs directly associated with the integration of the Company and VLCY, including severance and other costs incurred to achieve synergies and the cost of retention and change in control agreements directly related to the merger. The cost for retention and change in control agreements included was $0.8 million for the year ended December 31, 2009 and $1.7 million for the year ended December 31, 2010.

(d)	Legacy VLCY corporate costs representing corporate costs related to legacy VLCY liabilities such as pension and severance costs for former VLCY employees. For the year ended December 31, 2009, these also include internal costs related to VLCY’s strategic alternative process, corporate overhead costs related to the restatement of VLCY’s financial statements and the related activities for VLCY to become current with its SEC filings, and costs to transition VLCY’s corporate office from Ann Arbor, Michigan to Dallas, Texas.

(e)	Stock-based compensation expense is related to our outstanding options, restricted stock awards, warrants, and stock appreciation rights (SARs).

(f)	During 2008, we discovered certain irregularities relating to the control and use of cash and certain other general ledger items which resulted from a substantial misappropriation of assets over more than a three-year period beginning in 2004 and continuing through April 2008. These irregularities were perpetrated by a former employee, resulting in embezzlement losses, net of recoveries.

(g)	Under applicable accounting guidance for business combinations, an acquiring entity is required to recognize all of the assets acquired and liabilities assumed in a transaction at the acquisition date fair value. Net revenues have been reduced by $1.4 million and $12.9 million, respectively, for the years ended December 31, 2009 and December 31, 2010 in the historical financial statements due to the write-down of deferred revenue to its estimated fair value as of the merger date and in the pro forma adjustments to reflect the impact of the write-down assuming the merger occurred on January 1, 2009. The write-down was determined by estimating the cost to fulfill the related future customer obligations plus a normal profit margin. Partially offsetting this impact, cost of revenues and sales and marketing expenses were reduced for other purchase accounting adjustments, primarily a write-down of deferred costs to zero at the acquisition date. During the years ended December 31, 2009, and December 31, 2010, the historical cost of revenues was reduced by $0.2 million and $1.2 million, respectively, and the historical sales and marketing expenses were reduced by $0.1 million and $1.0 million, respectively, and the related pro forma adjustments reflect the impact of the write-down assuming the merger occurred on January 1, 2009. The adjustment of deferred revenue and deferred costs to fair value is required only at the purchase accounting date; therefore, its impact on net revenues, cost of revenues, and sales and marketing expense is non-recurring.

(h)	Goodwill impairment charges of $9.1 million for the year ended December 31, 2009 and pre-merger VLCY goodwill impairment charges of $27.2 million for the year ended December 31, 2009.

(i)	Adjustments to the CVR liability as a result of the amendments of the merger agreement and the related escrow agreement, the expiration of the statute of limitations on potential tax liabilities and changes in likelihood of collecting potential tax receivables included in the estimate of the fair value of the CVRs.
          Our historical financial statements include VLCY deferred revenue only as of period ends subsequent to the December 8, 2009 acquisition date. Therefore, the historical balance sheets reported on a GAAP basis include the deferred revenue balance of VLCY beginning with the year ended December 31, 2009.
          Further, the deferred revenue balances as reported on a GAAP basis as of December 31, 2009 and 2010 include material purchase accounting adjustments related to the VLCY acquisition. We believe that the combined deferred revenue balances and adjusted deferred revenue balances, which exclude the effect of the purchase accounting adjustment, provide useful information for investors to assess the results of the ongoing business of the combined company.
          Adjusted deferred revenue is not prepared in accordance with GAAP and may be different from non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. We believe that adjusted deferred revenue provides useful information to investors for assessing the impact of deferred revenue changes on our reported GAAP and adjusted revenues.
Change in Adjusted Deferred Revenue by Quarter and by Year

	As of:
	December 31,	March 31,	June 30,	September, 30	December 31,	March 31,
	2009	2010	2010	2010	2010	2011
	(Unaudited)
	(In thousands)
Deferred revenue	$24,181	$21,842	$23,643	$33,301	$37,556	$30,779
Purchase accounting fair value adjustment	14,374	9,222	4,662	2,262	1,437	1,105

Adjusted deferred revenue	38,555	31,064	28,305	35,563	38,993	31,884

Change in adjusted deferred revenue		$(7,491)	$(2,759)	$7,258	$3,430	$(7,109)

	As of:
	December 31,	December 31,	December 31,
	2008	2009	2010
	(Unaudited)
	(In thousands)

Cambium deferred revenue	$1,910	$24,181	$37,556
Legacy VLCY deferred revenue	29,507	—	—

Total combined deferred revenue	31,417	24,181	37,556
Purchase accounting fair value adjustment	—	14,374	1,437

Adjusted deferred revenue	31,417	38,555	38,993
Change in adjusted deferred revenue		$7,138	$438

Capital Expenditures and Outlook

	Quarter Ended	Quarter Ended	Year Ended	Year Ended	Year Ended
	March 31,	March 31,	December 31,	December 31,	December 31,
	2011	2010	2010	2009	2008
	(In millions)

Pre-publication costs	$1.2	$0.9	$4.8	$2.4	2.2
Property, equipment and software	2.2	1.2	8.5	1.0	1.0

Total expenditures for property, equipment, and pre-publication costs	$3.4	$2.1	$13.3	$3.4	$3.2

          Capital spending in 2011 is expected to be $14.1 to $15.1 million and will be concentrated primarily on ongoing and new product development, which management believes will generate future sales growth.
          We believe that current cash, cash equivalents and short term investment balances, expected income tax refunds, and cash generated from operations will be adequate to fund the working capital and capital expenditures necessary to support our currently expected sales for the foreseeable future.

Commitments and Contractual Obligations
          We have various contractual obligations which are recorded as liabilities in our consolidated financial statements. Other items, such as certain purchase commitments and other executory contracts, are not recognized as liabilities in our consolidated financial statements but are required to be disclosed.
          The following table summarizes our significant operational and contractual obligations and commercial commitments at December 31, 2010 showing the future periods in which such obligations are expected to be settled in cash:

	Total	2011	2012 & 2013	2014 & 2015	After 2015
	(In millions)

Senior secured notes as of December 31, 2010	$112.4	$8.9	$103.5	$—	$—
Senior unsecured notes as of December 31, 2010	64.2	—	—	64.2	—
Build-to-suit lease obligations as of December 31, 2010	6.5	1.0	2.2	2.3	1.0
Other capital lease obligations as of December 31, 2010	0.1	0.1	—	—	—
Operating lease obligations as of December 31, 2010	9.1	1.5	3.8	1.8	2.0
Contingent value rights as of December 31, 2010	7.4	1.6	5.8	—	—
          As described in “Liquidity and Capital Resources” and in Note 23 to our consolidated financial statements, in February 2011, we closed the Offering and entered into the ABL Facility We used a portion of the net proceeds from the offering to repay in full outstanding indebtedness under the secured credit facility and senior unsecured notes that existed as of December 31, 2010.
          We have letters of credit outstanding as of December 31, 2010 in the amount of $2.9 million to support workers’ compensation insurance coverage, certain of our credit card programs, the build-to-suit lease, and performance bonds for certain contracts. We maintain a $1.1 million certificate of deposit as collateral for the workers’ compensation insurance and credit card program letters of credit and for our Automated Clearinghouse (ACH) programs. We also maintain a $0.9 million money market fund investment as collateral for our travel card program. The certificate of deposit and money market fund investment are recorded in other assets.
          As of December 31, 2010, we have $12.0 million in obligations with respect to our pension plan. For further information, see Note 15 to our consolidated financial statements included herein.

          As of December 31, 2010, we have approximately $0.8 million of long-term income tax liabilities that have a high degree of uncertainty regarding the timing of the future cash outflows. We are unable to reasonably estimate the years when settlement will occur with the respective tax authorities.
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Critical Accounting Policies and Estimates
          Our consolidated financial statements are prepared in accordance with U.S. GAAP, which require management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenue, expenses, and related disclosure of contingent assets and liabilities.
          On an ongoing basis, we evaluate our estimates, including those related to accounting for revenue recognition, impairment, capitalization and depreciation, allowances for doubtful accounts and sales returns, inventory reserves, income taxes, and other contingencies. We base our estimates on historical experience and other assumptions we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that may not be readily available from other sources. Actual results may differ from these estimates, which could have a material impact on our financial statements.
          Certain accounting policies require higher degrees of judgment than others in their application. We consider the following to be critical accounting policies due to the judgment involved in each. For a detailed discussion of our significant accounting policies, see Note 2 to our Consolidated Financial Statements included herein.
          Revenue Recognition. In October 2009, new guidance was issued regarding multiple-deliverable revenue arrangements and certain arrangements that include software elements. This guidance requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The guidance eliminates the residual method of revenue allocation and requires revenue to be allocated using the relative selling price method. In addition to requiring that arrangement consideration be allocated at the inception of an arrangement to all deliverables using the relative selling price method, the guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which includes (1) vendor-specific objective evidence (“VSOE”), if available, (2) third party evidence (“TPE”), if vendor-specific objective evidence is not available, and (3) best estimate of selling price (“BESP”), if neither VSOE nor TPE is available. The objective of BESP is to determine the price at which we would transact a sale if the product or service were sold on a stand-alone basis. It also removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. This guidance must be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. Effective January 1, 2010, we adopted this guidance on a prospective basis for all new or materially modified arrangements entered into after the adoption date.
          Revenues are derived from sales of reading, math and science, and professional development solutions to school districts primarily in the United States. Sales include printed materials and often online access to educational materials for individual students, teachers, and classrooms. Revenue from the sale of printed materials for reading and math products is recognized when the product is shipped to or received by the customer, depending on the shipping terms of the arrangement. Revenue for product support, training and implementation services, and online subscriptions is recognized over the period services are delivered. Revenue for the online content sold separately or included with certain curriculum materials is recognized ratably over the subscription period, typically a school year. Revenue for our professional development courses, which can include an Internet delivery component, is recognized over the contractual delivery period. ExploreLearning and Learning A-Z derive revenue exclusively from sales of online subscriptions to their reading, math and science teaching websites and related training and professional development. Typically, the subscriptions are for a twelve- to twenty-four-month period and the revenue is recognized ratably over the period the online access is available to the customer.

          The division of revenue between shipped materials, online materials, and ongoing support and services was determined in accordance with the new accounting guidance for revenue arrangements with multiple deliverables. We are not able to establish VSOE for each of our deliverables. Whenever VSOE cannot be established, we review the offerings of our competitors to determine whether TPE can be established. TPE is determined based on the prices charged by our competitors for a similar deliverable when sold separately. It may be difficult for us to obtain sufficient information on competitor pricing to substantiate TPE and therefore we may not always be able to use TPE.
          We also use BESP to determine the selling price of certain of deliverables. BESP was primarily used for the printed materials for product lines acquired in the VLCY acquisition, which have historically been priced on a bundled basis with the related online materials. Our determination of BESP considers the anticipated margin on that deliverable, the selling price and profit margin for similar parts or services, and our ongoing pricing strategy and policies.
          We plan to analyze the selling prices used in the allocation of arrangement consideration at least annually. Selling prices will be analyzed on a more frequent basis if a significant change in our business necessitates a more timely analysis or if we experience significant variances in our selling prices.
          Our software products often include maintenance, support or on-line services. Maintenance and support services include telephone support, bug fixes, and, for certain products, rights to upgrades and enhancements on a when-and-if available basis. On-line services include storage, assignment, scoring and reporting. These services are recognized on a straight-line basis over the period they are provided. Revenues under multiple-element software license arrangements, which may include several different software products and services sold together, are allocated to each element based on the residual method in accordance with accounting guidance for software revenue recognition. In certain instances, telephone support and software repairs are provided for free within the first year of licensing the software. The cost of providing this service is insignificant, and is accrued at the time of revenue recognition.
          We enter into agreements to license certain publishing rights and content. We recognize the revenue from these agreements when the license amount is fixed and determinable, collection is reasonably assured, and the license period has commenced. For those license agreements that require us to deliver additional materials as part of the license agreement, the revenue is recognized when the product is received by the customer. Shipments to school book depositories are on consignment and revenue is recognized based on shipments from the depositories to the schools.
          Impairment of Goodwill. We review the carrying value of goodwill for impairment at least annually. The annual analysis is performed as of December 1 or when certain triggering events occur. The applicable accounting guidance requires that a two-step impairment test be performed on goodwill. In the first step, the fair value of each reporting unit is compared to its carrying value. If the fair value of a reporting unit exceeds the carrying value of that unit, goodwill is not impaired and no further testing is required. If the carrying value of the reporting unit exceeds the fair value of that unit, then a second step must be performed to determine the implied fair value of the reporting entity’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then an impairment loss equal to the difference is recorded.
          Determining the fair value of a reporting unit is judgmental in nature, and involves the use of significant estimates and assumptions. These estimates and assumptions may include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparables. In addition, we make certain judgments and assumptions in allocating shared assets and liabilities to determine the carrying values of our reporting units.
          We performed the 2010 yearend impairment analysis using four reporting units: Voyager; Sopris; the Learning A-Z and ExploreLearning subscription businesses from the CLT segment (“LAZEL”); and the Kurzweil and IntelliTools businesses from the CLT segment (“KI”). The following table details the goodwill balance by reporting unit at December 31, 2010:

Goodwill balance as
of December 31, 2010

Voyager	$76,085
Sopris	17,300
LAZEL	19,724
KI	38,806

Total	$151,915

          In the first step of the impairment test for fiscal year 2010, the fair market value of each reporting unit was determined using an income approach and was dependent on multiple assumptions and estimates, including future cash flow projections with a terminal value multiple and the discount rate used to determine the expected present value of the estimated future cash flows. Future cash flow projections were based on management’s best estimates of economic and market conditions over the projected period, including industry fundamentals such as the state of educational funding, revenue growth rates, future costs and operating margins, working capital needs, capital and other expenditures, and tax rates. The discount rate applied to the future cash flows was a weighted-average cost of capital and took into consideration market and industry conditions, returns for comparable companies, the rate of return an outside investor would expect to earn, and other relevant factors. The first step of impairment testing for fiscal 2010 showed that the fair value of each reporting unit exceeded its carrying value by at least 10%; therefore, no second step of testing was required.
          The adverse developments in the education funding environment that affected our operations during fiscal year 2009 and 2010 may continue to have an impact, and potentially increase the impact, on our future revenues, profits, cash flows and carrying value of assets. Although management has included its best estimates of the impact of these and other factors in our cash flow projections, the projection of future cash flows is inherently uncertain and requires a significant amount of judgment. Actual results that are significantly different than these cash flow projections or a change in the discount rate could significantly affect the fair value estimates used to value our reporting units in step one of the goodwill analysis or the fair values of our other asset and liability balances used in step two of the goodwill analysis, and could result in future goodwill impairments.
          Impairment of Long Lived Assets. We review the carrying value of long lived assets for impairment whenever events or changes in circumstances indicate net book value may not be recoverable from the estimated undiscounted future cash flows. If our review indicates any assets are impaired, the impairment of those assets is measured as the amount by which the carrying amount exceeds the fair value as estimated by discounted cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost of disposal. For fiscal year 2010, no impairment was indicated.
          The determination whether our definite-lived intangible assets are impaired involves significant assumptions and estimates, including projections of future cash flows, the percentage of future revenues and cash flows attributable to the intangible assets, asset lives used to generate future cash flows, and royalty charges attributable to trademarks. The impairment calculations are most sensitive to the future cash flow assumptions. Future cash flow projections are based on management’s best estimates of economic and market conditions over the projected period, including industry fundamentals such as the state of educational funding, revenue growth rates, future costs and operating margins, working capital needs, and capital and other expenditures. Adverse developments in the education funding environment, including the reductions in available state and local funds as property taxes decline, have affected our operations during 2010 and may continue to have an impact, and potentially increase the impact, on our future revenues, profits, cash flows and carrying value of assets.
          Pre-Publication Costs. We capitalize certain pre-publication costs of our curriculum, including art, prepress, editorial, and other costs incurred in the creation of the master copy of our curriculum products. Pre-publication costs are amortized over the expected life of the education program, generally on an accelerated basis over a period of five years. The amortization methods and periods chosen reflect the expected revenues generated by the education programs. We periodically review the recoverability of the capitalized costs based on expected net realizable value.
          Accounts Receivable. Accounts receivable are stated net of allowances for doubtful accounts and estimated sales returns. The allowance for doubtful accounts is based on a review of the outstanding balances and historical collection experience. The reserve for sales returns is based on historical rates of returns as well as other factors that in our judgment could reasonably be expected to cause sales returns to differ from historical experience. Actual bad debt write-offs and returns could differ from our estimates.
          Inventory. Inventory is stated at the lower of cost, determined using the first-in, first-out (FIFO) method, or market, and consists of finished goods. We reduce slow-moving or obsolete inventory to net realizable value. Inventory values are maintained at an amount that management considers appropriate based on factors such as the inventory aging, historical usage of the product, future sales forecasts, and product development plans. These factors involve management’s judgment and changes in estimates could result in increases or decreases to the inventory values. Inventory values are reviewed on a periodic basis.
          Income Taxes. Provision is made for the expense, or benefit, associated with taxes based on income. The provision for income taxes is based on laws currently enacted in every jurisdiction in which we do business and considers laws mitigating the taxation of the same income by more than one jurisdiction. Significant judgment is required in determining income tax expense, current tax receivables and payables, deferred tax assets and liabilities, and valuation allowance recorded against the net deferred tax assets. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, taxable income in prior carryback years, loss carryforward limitations, and tax planning strategies in assessing whether deferred tax assets will be realized in future periods. If, after consideration of these factors, management believes it is more likely than not that a portion of the deferred tax assets will not be realized, a valuation allowance is established. The amount of the deferred tax asset considered realizable could be reduced if estimates of future taxable income during the carryforward period are reduced.

          We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if available evidence indicates that it is more likely than not that the position will be sustained on audit. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate these amounts, since this requires management to determine the probability of various possible outcomes. We reevaluate our uncertain tax positions on a periodic basis, based on factors such as changes in facts and circumstances, changes in tax law, effectively settled issues under audit and new audit activity.
          Contingent Value Rights (CVRs). CVRs were issued to VLCY stockholders as part of the Voyager Merger. Each CVR represents the right to receive a cash amount equal to the sum of the following amounts (minus specified agreed-upon liabilities, including agreed contingencies, potential working capital adjustments and expenses of the stockholders’ representative) under the Merger Agreement:
•	specified VLCY tax refunds received after the effective time of the merger, plus

•	the lesser of $4.0 million or the amount of specified post-signing tax refunds of VLCY received after the date of the Merger Agreement and on or prior to the date of the closing, which was $1.6 million, plus

•	a portion of funds held for a potential tax indemnity obligation, if such obligation is not paid to its beneficiary, plus

•	other amounts specified in the escrow agreement,
divided by the total number of shares of VLCY common stock outstanding as of the effective time of the Voyager Merger.
          The first CVR payment date was in September 2010 and $1.1 million was distributed to the escrow agent at that time for distribution to holders of the CVRs. A second CVR distribution will be made in June 2011 and the final distribution, if any, with respect to a potential tax indemnity obligation will be in October 2013. Additionally, as described in “Other Contingencies” below, any amounts due to CVR holders as a result of refunds received related to the Michigan tax payment will be distributed upon the final resolution of this agreed contingency.
          The fair value of the liability for the CVRs is determined using a probability-weighted cash flow analysis which takes into consideration the likelihood, amount and timing of cash flows of each element of the pool of assets and liabilities included in the CVR. The determination of fair value of the CVRs involves significant assumptions and estimates, which are reviewed at each quarterly reporting date. As of March 31, 2011 and December 31, 2010, a fair value of $7.7 million, $7.4 million, respectively, has been recorded as a liability for the remaining CVR payments. During the quarter ended March 31, 2011 year ended December 31, 2010, an expense of $0.3 million and a gain of $1.1 million, respectively, was recorded in general and administrative expense to reflect a change in the estimated fair value of the CVR liability. The ultimate value of the CVRs is not known at this time; however, it is not expected to be more than $11 million and could be as low as the $1.1 million already distributed. Future changes in the estimate of the fair value of the CVRs will impact results of operations and could be material. As of March 31, 2011 and December 31, 2010, restricted assets in an escrow account for the benefit of the CVRs were $4.4 million, $4.2 million, respectively. The escrow account includes $3.0 million for a potential tax indemnity obligation, which, if such obligation is not triggered, will benefit the CVRs by $1.9 million with the remainder reverting back to the general cash of Cambium. Further information regarding the fair value of the CVRs is included in Note 13 to our consolidated financial statements for the year ended December 31, 2010 and Note 5 to our condensed consolidated financial statements for the three months ended March 31, 2011.
          Other Contingencies. Other contingencies are recorded when it is probable that a liability exists and the value can be reasonably estimated.
          We had a potential indemnification liability related to state income taxes and related interest that had been assessed against ProQuest Information and Learning (“PQIL”). On August 27, 2010, PQIL received a decision and order of determination from the Michigan taxing authority. According to the determination of the Michigan taxing authority, PQIL was liable to the State of Michigan for unpaid taxes and interest in the amount of approximately $10.4 million. In order to expedite resolution of this matter and access the Michigan Court of Claims, we paid this indemnification liability to the state of Michigan on behalf of PQIL on September 7, 2010. We have filed an action in the Michigan Court of Claims to pursue a refund of the assessment. Management believes it is more likely than not that Cambium’s position will be upheld in the Court of Claims and a $10.4 million tax receivable for the expected refund is recorded in other assets on the consolidated balance sheet as of March 31, 2011 and December 31, 2010.

          This indemnification liability was identified as an agreed contingency for purposes of the CVRs issued as part of the VLCY merger consideration. In accordance with the terms of the Merger Agreement, dated June 20, 2009, fifty percent (50%) of any amount that is paid or due and payable with respect to each agreed contingency would offset payments due under the CVRs from an amount held for such payments by Wells Fargo Bank, N.A., as escrow agent, in an escrow account. Upon payment of the approximately $10.4 million, we requested a disbursement be made to us from the escrow account in an amount equal to fifty percent (50%) of the payment, or approximately $5.2 million. We received this cash disbursement during the third quarter of 2010. On September 20, 2010, we amended the Merger Agreement and the escrow agreement to extend the term of the escrow agreement until the later of the full distribution of the escrow funds or the final resolution of the agreed contingency. The final resolution of the tax litigation or potential settlement could result in a refund ranging from zero to approximately $10.4 million. As of December 31, 2010, the fair value of the CVR includes a reduction of approximately $1.0 million related to this state income tax issue. This calculated reduction amount uses management assumptions related to the likelihood of any ultimate cash outflows for this agreed-upon contingency. However, the actual impact on the CVR could be up to one-half of the $10.4 million if PQIL’s position is not ultimately upheld. Additionally, if PQIL’s position is not ultimately upheld, we could incur up to $10.4 million of indemnification expense in future periods on its Statements of Operations, partially offset by any reduction to the CVRs liability.
Recently Issued Financial Accounting Standards
          Information regarding recently issued accounting standards is included in Note 2 to our consolidated financial statements which are included herein.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
          As described in “Liquidity and Capital Resources” and in Note 23 to our consolidated financial statements for the year ended December 31, 2010 and Note 18 to our condensed consolidated financial statements for the three months ended March 31, 2011, in February 2011, we closed an offering of $175 million aggregate principal amount of Notes (fixed rate) due 2017 and entered into a new $40 million asset-based revolving credit facility. We used a portion of the net proceeds from the offering to repay in full outstanding indebtedness under the secured credit facility and senior unsecured notes that existed as of December 31, 2010. We have no amounts outstanding under the revolving credit facility, which is our only variable interest debt. Therefore, we have no material interest rate risk subsequent to the issuance of the Notes.
Foreign Currency Risk
          We do not have material exposure to changes in foreign currency rates. As of December 31, 2010, we did not have any outstanding foreign currency forwards or option contracts.

THE EXCHANGE OFFER
Purpose and Effect of the Exchange Offer
          We issued the old notes in a private placement on February 17, 2011. The old notes were issued, and the exchange notes will be issued, under an indenture, dated as of February 17, 2011, among us, our subsidiary guarantors and Wells Fargo Bank, National Association, as trustee. In connection with the private placement, we entered into a registration rights agreement, which requires that we file the registration statement of which this prospectus is a part under the Securities Act with respect to the exchange notes to be issued in the exchange offer and, upon the effectiveness of this registration statement, offer to you the opportunity to exchange your old notes for a like principal amount of exchange notes. The exchange notes will be issued without a restrictive legend and, except as set forth below, you may reoffer and resell them without registration under the Securities Act. After we complete the exchange offer, our obligation to register the exchange of exchange notes for old notes will terminate. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.
          Based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties unrelated to us, if you are not our “affiliate” within the meaning of Rule 405 under the Securities Act or a broker-dealer referred to in the next paragraph, we believe that you may reoffer, resell or otherwise transfer the exchange notes issued to you in the exchange offer without compliance with the registration and prospectus delivery requirements of the Securities Act. This interpretation, however, is based on your representation to us that:
•	you are acquiring the exchange notes in the ordinary course of your business;

•	you are not engaging in and do not intend to engage in a distribution of the exchange notes;

•	you do not have an arrangement or understanding with any person or entity to participate in the distribution of the exchange notes; and

•	you are not our “affiliate” as that term is defined in Rule 405 under the Securities Act.
     If you tender old notes in the exchange offer for the purpose of participating in a distribution of the exchange notes to be issued to you in the exchange offer, you cannot rely on this interpretation by the staff of the SEC. Under those circumstances, you must comply with the registration and prospectus delivery requirements of the Securities Act in order to reoffer, resell or otherwise transfer your exchange notes. Each broker-dealer that receives exchange notes for its own account in the exchange offer for old notes that were acquired as a result of market-making or other trading activities must acknowledge that it will comply with the prospectus delivery requirements of the Securities Act in connection with any offer to resell or other transfer of the exchange notes issued in the exchange offer. See “Plan of Distribution.” Broker-dealers who acquired old notes directly from us and not as a result of market making or other trading activities may not rely on the staff’s interpretations discussed above or participate in the exchange offer, and must comply with the prospectus delivery requirements of the Securities Act in order to sell the private notes.
     If you will not receive freely tradeable exchange notes in the exchange offer or are not eligible to participate in the exchange offer, you can elect to have your old notes registered on a “shelf” registration statement pursuant to Rule 415 under the Securities Act. In the event that we are obligated to file a shelf registration statement, we will be required to keep the shelf registration statement effective for a period of two years following the date of original issuance of the old notes or such shorter period that will terminate when all of the old notes covered by the shelf registration statement have been sold pursuant to the shelf registration statement. Other than as set forth in this paragraph, you will not have the right to require us to register your old notes under the Securities Act. See “—Procedures for Tendering” below.
Terms of the Exchange Offer
          This prospectus and the accompanying letter of transmittal together constitute the exchange offer. Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. We will issue $1,000 principal amount of the exchange notes in exchange for each $1,000 principal amount of the old notes accepted in the exchange offer. You may tender some or all of your old notes pursuant to the exchange offer; however, old notes may be tendered only in denominations of $2,000 and integral multiples of $1,000 in excess thereof.
          The form and terms of the exchange notes are substantially identical to those of the old notes, except that the transfer restrictions and registration rights relating to the old notes will not apply to the exchange notes, and the exchange notes will not provide for the payment of additional interest in the event of a registration default. In addition, the exchange notes bear a different

CUSIP number than the old notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the outstanding old notes.
          As of the date of this prospectus, $175,000,000 aggregate principal amount of the old notes were outstanding and registered in the name of Cede & Co., as nominee for DTC. This prospectus, together with the letter of transmittal, is being sent to the registered holder and to others believed to have beneficial interests in the private notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated under the Exchange Act.
          We will be deemed to have accepted validly tendered old notes if and when we have given oral (any such oral notice to be promptly confirmed in writing) or written notice of our acceptance to Wells Fargo Bank, National Association, the exchange agent for the exchange offer. The exchange agent will act as our agent for the purpose of receiving from us the exchange notes for the tendering noteholders. If we do not accept any tendered old notes because of an invalid tender, the occurrence of certain other events set forth in this prospectus or otherwise, we will return certificates, if any, for any unaccepted old notes, without expense, to the tendering noteholder as promptly as practicable after the expiration date of the exchange offer.
          You will not be required to pay brokerage commissions or fees or transfer taxes, except as set forth below under “—Transfer Taxes,” with respect to the exchange of your old notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, in connection with the exchange offer. See “—Fees and Expenses” below.
Expiration Time; Amendment
          The expiration date for the exchange offer will be 5:00 p.m., New York City time, on September 12, 2011, unless we determine, in our sole discretion, to extend the exchange offer, in which case it will expire at the later date and time to which it is extended. We do not intend to extend the exchange offer, however, although we reserve the right to do so. If we extend the exchange offer, we will give oral (any such oral notice to be promptly confirmed in writing) or written notice of the extension to the exchange agent and give each registered holder of old notes notice by means of a press release or other public announcement of any extension prior to 9:00 a.m., New York City time, on the next business day after the scheduled expiration date.
          We also reserve the right, in our sole discretion:
•	to accept tendered notes after the expiration of the exchange offer and the settlement of the exchange offer with respect to tendered notes, and/or extend the exchange offer with respect to untendered notes, subject to applicable legal requirements;

•	to delay accepting any old notes or, if any of the conditions set forth below under “—Conditions” have not been satisfied or waived, to terminate the exchange offer by giving oral (any such oral notice to be promptly confirmed in writing) or written notice of such delay or termination to the exchange agent; or

•	to amend the terms of the exchange offer in any manner by complying with Rule 14e-l(d) under the Exchange Act, to the extent that rule applies.
          We will notify you as promptly as we can of any extension, termination or amendment. In addition, we acknowledge and undertake to comply with the provisions of Rule 14e-l(c) under the Exchange Act, which requires us to pay the consideration offered, or return the old notes surrendered for exchange, promptly after the termination or withdrawal of the exchange offer.
Procedures for Tendering
          Only a holder of old notes may tender the old notes in the exchange offer. Except as set forth under “—Book-Entry Transfer,” to tender in the exchange offer a holder must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal and mail or otherwise deliver the letter of transmittal or copy to Wells Fargo Bank, National Association, as the exchange agent, prior to the expiration date. In addition:
•	the certificates representing your old notes must be received by the exchange agent prior to the expiration date;

•	a timely confirmation of book-entry transfer of such old notes into the exchange agent’s account at DTC pursuant to the procedure for book-entry transfers described below under “—Book-Entry Transfer” must be received by the exchange agent prior to the expiration date; or

•	you must comply with the guaranteed delivery procedures described below.

          If you hold old notes through a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes, you should contact the registered holder of your old notes promptly and instruct the registered holder to tender on your behalf.
          If you tender an old note and you do not properly withdraw the tender prior to the expiration date, you will have made an agreement with us to participate in the exchange offer in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.
          Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible institution unless:
•	old notes tendered in the exchange offer are tendered either by a registered holder who has not completed the box titled “Special Registration Instructions” or “Special Delivery Instructions” on the holder’s letter of transmittal or for the account of an eligible institution; and
•	the box titled “Special Registration Instructions” on the letter of transmittal has not been completed.
          If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantee must be by a financial institution, which includes most banks, savings and loan associations and brokerage houses, that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchanges Medallion Program.
          If the letter of transmittal is signed by a person other than you, your old notes must be endorsed or accompanied by a properly completed bond power and signed by you as your name appears on those old notes.
          If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. Unless we waive this requirement, in this instance you must submit with the letter of transmittal proper evidence satisfactory to us of their authority to act on your behalf.
          We will determine, in our sole discretion, all questions regarding the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered old notes. Our determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to certain old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.
          You must cure any defects or irregularities in connection with tenders of your old notes within the time period that we determine unless we waive that defect or irregularity. Although we intend to notify you of defects or irregularities with respect to your tender of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give this notification. Your tender will not be deemed to have been made and your old notes will be returned to you if:
•	you improperly tender your old notes;
•	you have not cured any defects or irregularities in your tender; and
•	we have not waived those defects, irregularities or improper tender.
          The exchange agent will return your old notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration of the exchange offer.
          In addition, we reserve the right in our sole discretion to:
•	purchase or make offers for, or offer exchange notes for, any old notes that remain outstanding subsequent to the expiration of the exchange offer;
•	terminate the exchange offer; and
•	to the extent permitted by applicable law, purchase notes in the open market, in privately negotiated transactions or otherwise.

          The terms of any of these purchases or offers could differ from the terms of the exchange offer.
          In all cases, the issuance of exchange notes for old notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of certificates for your old notes or a timely book-entry confirmation of your old notes into the exchange agent’s account at DTC, a properly completed and duly executed letter of transmittal or a computer-generated message instead of the letter of transmittal, and all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than you desire to exchange, the unaccepted or non-exchanged old notes, or old notes in substitution therefor, will be returned without expense to you. In addition, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the book-entry transfer procedures described below, the non-exchanged old notes will be credited to your account maintained with DTC, as promptly as practicable after the expiration or termination of the exchange offer.
WE MAKE NO RECOMMENDATION TO THE HOLDERS OF THE OLD NOTES AS TO WHETHER TO EXCHANGE OR REFRAIN FROM EXCHANGING ALL OR ANY PORTION OF THEIR OLD NOTES IN THE EXCHANGE OFFER. IN ADDITION, WE HAVE NOT AUTHORIZED ANYONE TO MAKE ANY SUCH RECOMMENDATION. HOLDERS OF THE OLD NOTES MUST MAKE THEIR OWN DECISION AS TO WHETHER TO EXCHANGE THEIR OUTSTANDING NOTES PURSUANT TO THE EXCHANGE OFFER, AND, IF SO, THE AGGREGATE AMOUNT OF OUTSTANDING NOTES TO EXCHANGE, AFTER READING THIS PROSPECTUS AND THE LETTER OF TRANSMITTAL AND CONSULTING WITH THEIR ADVISERS, IF ANY, BASED ON THEIR FINANCIAL POSITIONS AND REQUIREMENTS.
Book-Entry Transfer
          The old notes were issued as global securities in fully registered form without interest coupons. Beneficial interests in the global securities, held by direct or indirect participants in DTC, are shown on, and transfers of these interests are affected only through, records maintained in book-entry form by DTC with respect to its participants.
          The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in DTC’s systems may make book-entry delivery of old notes being tendered by causing DTC to transfer such old notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer.
          The DTC’s ATOP system is the only method of processing exchange offers through DTC. To accept the exchange offer through ATOP, participants in DTC must send electronic instructions to DTC through DTC’s communication system instead of sending a signed, hard copy letter of transmittal. DTC is obligated to communicate those electronic instructions to the exchange agent. To tender old notes through ATOP, the electronic instructions sent to DTC and transmitted by DTC to the exchange agent must contain the character by which the participant acknowledges its receipt of, and agrees to be bound by, the letter of transmittal.
          If you hold your old notes in the form of book-entry interests and you wish to tender your old notes for exchange for exchange notes, you must instruct a participant in DTC to transmit to the exchange agent on or prior to the expiration date for the exchange offer a computer-generated message transmitted by means of ATOP and received by the exchange agent and forming a part of a confirmation of book-entry transfer, in which you acknowledge and agree to be bound by the terms of the letter of transmittal.
          In addition, in order to deliver old notes held in the form of book-entry interests:
•	a timely confirmation of book-entry transfer of such notes into the exchange agent’s account at DTC pursuant to the procedure for book-entry transfers described above must be received by the exchange agent prior to the expiration date; or
•	you must comply with the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures
          If you wish to tender your old notes and your old notes are not immediately available, or time will not permit your old notes or other required documents to reach the exchange agent prior to 5:00 p.m., New York City time, on the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:
•	you tender through an eligible financial institution;

•	on or prior to 5:00 p.m., New York City time, on the expiration date, the exchange agent receives from an eligible institution, a written or facsimile copy of a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us; and

•	the certificates for all certificated old notes, in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.
          The notice of guaranteed delivery may be sent by facsimile transmission, mail or hand delivery. The notice of guaranteed delivery must set forth:
•	your name and address;

•	the amount of old notes you are tendering;

•	a statement that your tender is being made by the notice of guaranteed delivery and that you guarantee that within three New York Stock Exchange trading days after the execution of the notice of guaranteed delivery, the eligible institution will deliver the following documents to the exchange agent;

•	the certificates for all certificated old notes being tendered, in proper form, for transfer or a book-entry confirmation of tender;

•	a written or facsimile copy of the letter of transmittal or a book-entry confirmation instead of the letter of transmittal; and

•	any other documents required by the letter of transmittal.
Withdrawal Rights
          You may withdraw tenders of your old notes at any time prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer.
          For your withdrawal to be effective, the exchange agent must receive a written or facsimile transmission of or, for DTC participants, an electronic ATOP transmission of, the notice of withdrawal at its address set forth below under “—Exchange Agent” prior to 5:00 p.m., New York City time, on the expiration date.
          The notice of withdrawal must:
•	state your name;

•	identify the specific old notes to be withdrawn, including the certificate number or numbers and the principal amounts of the old notes to be withdrawn;

•	be signed by you in the same manner as you signed the letter of transmittal when you tendered your old notes, including any required signature guarantees, or be accompanied by documents of transfer sufficient for the exchange agent to register the transfer of the old notes into your name; and

•	specify the name in which the old notes are to be registered, if different from yours.

          We will determine all questions regarding the validity, form and eligibility, including time of receipt, of withdrawal notices. Our determination will be final and binding on all parties. Any old notes withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes that have been tendered for exchange but that are not exchanged for any reason will be returned to you without cost as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under “—Procedures for Tendering” above at any time on or prior to 5:00 p.m., New York City time, on the expiration date.
Acceptance of Old Notes for Exchange; Delivery of Exchange Notes
          All of the conditions to the exchange offer must be satisfied or waived at or prior to the expiration of the exchange offer. Promptly following the expiration time, we will accept for exchange all old notes validly tendered and not properly withdrawn as of such date. We will promptly issue exchange notes for all validly tendered old notes; provided that any exchange notes so issued shall be in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. For purposes of the exchange offer, we will be deemed to have accepted validly tendered old notes for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly thereafter. See “—Conditions to the Exchange Offer” for a discussion of the conditions that must be satisfied before we accept any old notes for exchange.
          For each old note accepted for exchange, the holder will receive an exchange note, the issuance of which is registered under the Securities Act, having a principal amount equal to, and in the denomination of, that of the surrendered old note. Registered holders of exchange notes that are outstanding on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date through which interest has been paid on the old notes, or if no interest has been paid, from the original issue date of the old notes. Old notes that we accept for exchange will cease to accrue interest from and after the date of consummation of the exchange offer.
          If we do not accept any tendered old notes, or if a holder submits old notes for a greater principal amount than the holder desires to exchange, we will return such unaccepted or non-exchanged outstanding notes without cost to the tendering holder. In the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC, such non-exchanged old notes will be credited to an account maintained with DTC. We will return the old notes or have them credited to DTC promptly after the withdrawal, rejection of tender or termination of the exchange offer, as applicable.
Conditions to the Exchange Offer
          Notwithstanding any other provision of the exchange offer, and subject to our obligations under the related registration rights agreement, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any old notes and may terminate or amend the exchange offer, if at any time before the acceptance of any old notes for exchange any one of the following events occurs:
•	any injunction, order or decree has been issued by any court or any governmental agency that would prohibit, prevent or otherwise materially impair our ability to proceed with the exchange offer; or
•	the exchange offer violates any applicable law or any applicable interpretation of the staff of the SEC.
          These conditions are for our sole benefit and we may assert them regardless of the circumstances giving rise to them, subject to applicable law. We also may waive in whole or in part at any time and from time to time any particular condition in our sole discretion. If we waive a condition, we may be required in order to comply with applicable securities laws, to extend the expiration date of the exchange offer. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of these rights and these rights will be deemed ongoing rights which may be asserted at any time and from time to time.
          In addition, we will not accept for exchange any old notes tendered, and no exchange notes will be issued in exchange for any tendered old notes, if, at the time the notes are tendered, any stop order is threatened by the SEC or in effect with respect to the registration statement of which this prospectus is a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended.
          The exchange offer is not conditioned on any minimum principal amount of old notes being tendered for exchange.
Accounting Treatment
          We will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer. We will amortize the expense of the exchange offer over the term of the exchange notes under generally accepted accounting principles.

Fees and Expenses
          We will not pay brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail. Additional solicitations, however, may be made in person or by telephone by our officers and employees.
          We will pay the estimated cash expenses to be incurred in connection with the exchange offer. These are estimated in the aggregate to be approximately $125 thousand, which includes fees and expenses of the exchange agent and accounting, legal, printing and related fees and expenses.
Transfer Taxes
          You will not be obligated to pay any transfer taxes in connection with a tender of your old notes unless you instruct us to register exchange notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder of old notes, in which event the registered tendering holder will be responsible for the payment of any applicable transfer tax.
Exchange Agent
          We have appointed Wells Fargo Bank, National Association, as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of the prospectus, the letter of transmittal and other related documents should be directed to the exchange agent addressed as follows:
Wells Fargo Bank, National Association, as Exchange Agent

By Registered or	By Regular Mail or
Certified Mail:	Overnight Courier:	In Person by Hand Only

WELLS FARGO BANK,	WELLS FARGO BANK,	WELLS FARGO BANK,
NATIONAL ASSOCIATION	NATIONAL ASSOCIATION	NATIONAL ASSOCIATION
Corporate Trust Operations	Corporate Trust Operations	12th Floor-Northstar East Building
MAC N9-303-121	MAC N9303-121	Corporate Trust Operations
PO box 1517	Sixth & Marquette Avenue	608 Second Avenue South
Minneapolis, MN 55480	Minneapolis, MN 55479	Minneapolis, MN 55475

By Facsimile Transmission:
(for Eligible Institutions Only)
(612) 667-6282

For Information or Confirmation by
Telephone:
(800) 344-5128
          DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE, OR TRANSMISSION OF SUCH LETTER OF TRANSMITTAL VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE, WILL NOT CONSTITUTE A VALID DELIVERY.
          The exchange agent also acts as trustee under the indenture.
Consequences of Failure to Exchange
          If you do not participate or properly tender your old notes in this exchange offer:
•	you will retain old notes that are not registered under the Securities Act and that will continue to be subject to restrictions on transfer that are described in the legend on the old notes;

•	you will not be able to require us to register your old notes under the Securities Act unless, as set forth above, you do not receive freely tradable exchange notes in the exchange offer or are not eligible to participate in the exchange offer, and we are obligated to file a shelf registration statement;

•	you will not be able to offer to resell or transfer your old notes unless they are registered under the Securities Act or unless you offer to resell or transfer them pursuant to an exemption under the Securities Act; and

•	the trading market for your old notes will become more limited to the extent that other holders of old notes participate in the exchange offer.
Additional Interest
          The registration rights agreement provides that in the event any of the following events occur, each referred to herein as a “Registration Default,” we will pay additional interest (“Additional Interest”) on the notes:
•	neither the registration statement relating to the exchange offer nor a shelf registration statement has been filed with the SEC on or prior to the dates specified in the registration rights agreement;

•	neither the exchange offer registration statement nor the shelf registration statement is declared effective by the SEC on or prior to the dates specified in the registration rights agreement;

•	the exchange offer has not been consummated within 45 business days of the date that the registration statement, of which this prospectus is a part, is declared effective by the SEC; or

•	any registration statement required by the registration rights agreement is filed and declared effective but thereafter ceases to be effective or becomes unusable, except as otherwise permitted under the registration rights agreement.
          The Additional Interest will accrue on the outstanding notes at a rate of 0.25% per annum during the 90-day period immediately following the occurrence of any of the above listed Registration Defaults. Thereafter, the rate of Additional Interest will increase by an additional 0.25% per annum with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum additional interest rate of 1.0% per annum. Following the cure of all Registration Defaults, the accrual of Additional Interest will cease. At such time, the interest rate on the outstanding notes will revert to the original interest rate on such outstanding notes. Such Additional Interest will be in addition to any other interest payable from time to time with respect to the outstanding notes.
          The foregoing descriptions are summaries of certain provisions of the registration rights agreement, including those provisions relating to Additional Interest. They do not restate the registration rights agreement in its entirety. We urge you to read the registration rights agreement. See “Where You Can Find More Information.”

DESCRIPTION OF CERTAIN INDEBTEDNESS
          The following is a summary of material provisions relating to our material indebtedness other than the exchange notes. The descriptions set forth herein are subject to and qualified in their entirety by reference to any agreements governing such material indebtedness:
ABL Facility
          On February 17, 2011, the ABL Credit Parties entered into a new first-lien revolving credit facility in the maximum aggregate principal amount of $40 million, with a $5 million sublimit for the issuance of standby and commercial letters of credit and a $5 million sublimit for swing line loans, referred to herein as the ABL Facility. At any time during the term of the ABL Facility, so long as no default or event of default has occurred thereunder or would occur after giving effect thereto, CLI has the right with the consent of the administrative agent under the ABL Facility (which consent may not be unreasonably withheld) to increase the facility by an amount of up to $20 million, such that the maximum aggregate principal amount of the ABL Facility could be as high as $60 million after exercise of such option.
          Borrowings under the ABL Facility bear interest, at CLI’s option, at either an amount to be determined (ranging from 2.75% to 3.25%, depending upon CLI’s fixed charge coverage ratio at the time) above the London Interbank Offered Rate or at an amount to be determined (ranging from 1.75% to 2.25%, depending upon CLI’s fixed charge coverage ratio at the time) above the “base rate.” On any day, the base rate will be the greatest of (1) the administrative agent’s then-effective prime commercial rate, (2) an average federal funds rate plus 0.50% and (3) the LIBOR quoted rate plus 1.00%. The ABL Facility is, subject to certain exceptions, secured by a first-priority lien on the ABL Credit Parties’ inventory and accounts receivable and related assets and a second-priority lien (junior to the lien securing our obligations with respect to the notes) on substantially all of the ABL Credit Parties’ other assets.
          We intend to use borrowings under the ABL Facility for permitted capital expenditures and permitted acquisitions, to provide for our ongoing working capital requirements and for general corporate purposes. The amount outstanding on the ABL Facility shall be repaid in full, and the commitments shall terminate, on February 15, 2015.
          The ABL Facility contains a financial covenant that generally requires the ABL Credit Parties’ to maintain, on a consolidated basis, either (1) excess availability of at least the greater of $8 million and 15% of the revolver commitment or (2) a fixed charge coverage ratio of 1.1 to 1.0. The ABL Credit Parties will be required to pay, quarterly in arrears, an unused line fee equal to the product of (1) either 0.375% or 0.50% (depending upon CLI’s fixed charge coverage ratio at the time) and (2) the average daily unused amount of the revolver.
          The affirmative covenants set forth in the ABL Facility require the ABL Credit Parties to, among other things, and in each case subject to certain exceptions and qualifications:
(1)	periodically deliver financial statements and comply with other reporting requirements;

(2)	maintain certain insurance;

(3)	keep and maintain property material to the conduct of its business in good working order and condition;

(4)	pay and discharge all taxes;

(5)	comply with applicable laws; and

(6)	cause any domestic subsidiary of CLI formed or acquired after the closing date to be a co-borrower or guarantor under the ABL Facility, and cause any collateral acquired after the closing date to be subject to the liens securing the obligations under the ABL Facility.
          The negative covenants set forth in the ABL Facility restrict the ability of the ABL Credit Parties to, among other things, and in each case subject to certain exceptions and qualifications:
(1)	create, incur, assume or suffer to exist additional indebtedness or liens on their assets (including on the collateral);

(2)	engage in mergers, acquisitions, consolidations and asset sales;

(3)	enter into transactions with affiliates;

(4)	declare, pay or make distributions or dividends;

(5)	make investments or loans or acquire any person or entity;

(6)	enter into agreements that contain negative pledges; and

(7)	enter into any joint venture that is materially different from those currently conducted by the ABL Credit Parties.
          The ABL Facility contains events of default customary for senior secured financings, including cross-defaults to other material indebtedness and certain change of control events. Upon the occurrence of an event of default, the outstanding obligations under the ABL Facility may be accelerated and become due and payable immediately and the ABL Credit Parties’ cash may become restricted.

DESCRIPTION OF EXCHANGE NOTES
          In this “Description of Exchange Notes,” the terms “Issuer,” “we,” “us” and “our” refer only to Cambium Learning Group, Inc. and not to any of its subsidiaries. You can find the definitions of certain terms used in this description set forth throughout the text under the subheading “—Certain Definitions.”
          We issued the old notes, and will issue the exchange notes, under an indenture, dated as of February 17, 2011 (the “Indenture”), between us, our subsidiary guarantors and Wells Fargo Bank, National Association, as trustee (the “Trustee”). The notes offered hereby are to be issued as “exchange notes” in exchange for the old notes. The exchange notes will be obligations of the Issuer and the exchange note guarantees will be obligations of the subsidiary guarantors. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of Exchange Notes,” references to the “notes” or “Notes” include the old notes and the exchange notes.
          The terms of the exchange notes are substantially identical to the terms of the old notes in all material respects, including interest rates and maturity, except that the exchange notes: (i) will not contain transfer restrictions and registration rights that relate to the old notes, and (ii) will not contain provisions relating to the payment of Additional Interest to be paid to the Holders of old notes under circumstances related to the registration of the old notes, as set forth in the Registration Rights Agreement. The old notes and the exchange notes will constitute a single class of securities under the Indenture and therefore will vote together as a single class for purposes of determining whether holders of the requisite percentage in principal amount thereof have taken actions or exercised rights they are entitled to take or exercise under the Indenture.
          The following description is a summary of the material terms of the Indenture and the Security Documents. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. However, this description does not restate those agreements in their entirety. You should read the Indenture and the Security Documents because they contain additional information and because they and not this description define your rights as a Holder of the Notes. Copies of the Indenture and the Security Documents have been filed with the Commission and are available on EDGAR.
          The registered holder of any note will be treated as the owner of such Note for all purposes. Only registered holders will have rights under the Indenture.
Brief Description of Notes
The Notes:
•	are general senior obligations of the Issuer;

•	are secured on a first-priority lien basis by the Notes Collateral and on a second-priority lien basis by the ABL Collateral, in each case subject to certain liens permitted by the Indenture;

•	are effectively senior to all unsecured Indebtedness of the Issuer to the extent of the value of the collateral securing the Notes (after giving effect to any lien on such collateral);

•	are effectively senior to the ABL Credit Parties existing and future Obligations under the ABL Facility to the extent of the value of the Notes Collateral owned by the ABL Credit Parties (subject to certain liens permitted by the Indenture);

•	are effectively subordinated to (i) the ABL Credit Parties existing and future Obligations under the ABL Facility to the extent of the value of the ABL Collateral and (ii) any existing or future Indebtedness of the Issuer that is secured by liens on assets that do not constitute a part of the collateral securing the Notes to the extent of the value of such assets;

•	without giving effect to security interests, rank equally in right of payment with all existing and future Senior Indebtedness of the Issuer;

•	rank equally in priority as to the Notes Collateral with respect to the Issuer’s obligations under any other pari passu lien Obligations incurred after the Issue Date;

•	are senior in right of payment to all existing and future Subordinated Indebtedness of the Issuer;

•	are structurally subordinated to all existing and future Indebtedness and claims of holders of Preferred Stock and other liabilities of Subsidiaries of the Issuer that do not guarantee the Notes (including VLCY); and

•	have been initially guaranteed on a senior secured basis by the Guarantors, and will also be guaranteed in the future by each direct and indirect wholly-owned domestic Restricted Subsidiary of the Issuer (and any non-wholly owned domestic Restricted Subsidiary that guarantees other capital market debt securities of the Issuer or any Subsidiary Guarantor) that guarantees Indebtedness under the ABL Facility or future Indebtedness of the Issuer or any Subsidiary Guarantor, if any, subject to certain exceptions.
Guarantees
          The Notes are guaranteed on a senior secured basis by the Issuer’s existing Subsidiaries (collectively, the “Guarantors”) other than VLCY.
          The Guarantors, as primary obligors and not merely as sureties, have jointly and severally, irrevocably and unconditionally, guaranteed, on a senior secured basis, the full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Issuer under the Indenture and the Notes, whether for payment of principal of, premium, if any, or interest (including Additional Interest, if any) on the Notes, expenses, indemnification or otherwise, on the terms set forth in the Indenture by executing the Indenture.
          The Guarantors have initially guaranteed the Notes and, in the future, each direct and indirect wholly-owned domestic Restricted Subsidiary of the Issuer (and any non-wholly owned domestic Restricted Subsidiary that guarantees other capital market debt securities of the Issuer or any Subsidiary Guarantor) that guarantees Indebtedness under the ABL Facility or future Indebtedness, if any, will, subject to certain exceptions, guarantee the Notes. Each of the Guarantees of the Notes:
•	is a general senior obligation of the applicable Guarantor;

•	is secured on a first-priority lien basis by the Notes Collateral and on a second-priority lien basis by the ABL Collateral, in each case subject to certain liens permitted by the Indenture;

•	is effectively senior to all unsecured Indebtedness of such Guarantor to the extent of the value of the collateral securing such Guarantee (after giving effect to any lien on such collateral);

•	is effectively senior to any ABL Lenders Debt with respect to each Guarantor that is an ABL Credit Party to the extent of the value of the Notes Collateral of such ABL Credit Party (subject to certain liens permitted by the Indenture);

•	is effectively subordinated, to the extent of the value of the assets securing the Guarantee, to such Guarantor’s (i) ABL Lenders Debt or other obligations that are secured by a first-priority lien on the ABL Collateral that is incurred by such Guarantor and (ii) any existing or future Indebtedness of such Guarantor that is secured by liens on assets of such Guarantor that do not constitute a part of the collateral for the Notes;

•	without giving effect to security interests, ranks equally in right of payment with all existing and future Senior Indebtedness of such Guarantor, including any borrowings under the ABL Facility and any guarantees thereof by such Guarantor;

•	ranks equally in priority as to the Notes Collateral of such Guarantor, if any, with respect to such Guarantor’s obligations under any other pari passu lien Obligations incurred after the Issue Date;

•	is senior in right of payment to all existing and future Subordinated Indebtedness of such Guarantor; and

•	is structurally subordinated to all existing and future Indebtedness and claims of holders of Preferred Stock and other liabilities of Subsidiaries of the Issuer that do not Guarantee the Notes.
     Not all of the Issuer’s Subsidiaries have guaranteed the Notes. In the event of a bankruptcy, liquidation, reorganization or similar proceeding of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Issuer or a Guarantor. As a result, all of the existing and future liabilities of the Issuer’s non-guarantor Subsidiaries, including any claims of trade creditors, are effectively senior to the Notes. The Indenture does not limit the amount of liabilities that are not considered Indebtedness which may be incurred by the Issuer or its Restricted Subsidiaries, including the non-Guarantors. In addition, as of September 30, 2010, VLCY, a non-operating entity and currently the Issuer’s sole non-guarantor Subsidiary and sole Unrestricted Subsidiary, held approximately 6% of the Issuer’s consolidated assets and had approximately $13.8 million of liabilities (including trade payables), to which the Notes and the Guarantees would have been structurally subordinated.
          The obligations of each Guarantor under its Guarantee are limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance or similar limitation under applicable law. This provision may not, however, be effective to protect a Guarantee from being voided under fraudulent transfer law, or may reduce the applicable Guarantor’s obligation to an amount that effectively makes its Guarantee worthless. If a Guarantee was rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the Guarantor, and, depending on the amount of such indebtedness, a Guarantor’s liability on its Guarantee could be reduced to zero. See “Risk Factors—Risks Related to the Notes—Rights of holders of notes in the collateral may be adversely affected by bankruptcy proceedings.”
          Any Guarantor that makes a payment under its Guarantee will be entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment as determined in accordance with GAAP.
          Each Guarantor may consolidate with, amalgamate or merge into, or sell all or substantially all of its assets to, the Issuer or another Guarantor without limitation or any other Person upon the terms and conditions set forth in the Indenture. See “—Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets.”
          Each Guarantee by a Subsidiary Guarantor provides by its terms that it will be automatically and unconditionally released and discharged upon:
     (1) (a) any sale, exchange or transfer (by merger, amalgamation, consolidation or otherwise) of (i) the Capital Stock of such Subsidiary Guarantor, after which the applicable Subsidiary Guarantor is no longer a Restricted Subsidiary or (ii) all or substantially all the assets of such Subsidiary Guarantor, in each case if such sale, exchange or transfer is made in compliance with the applicable provisions of the Indenture;
     (b) in the case of a Restricted Subsidiary which after the Issue Date is required to become a Subsidiary Guarantor, the release or discharge of the guarantee by such Subsidiary Guarantor of Indebtedness under a guarantee that resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee (it being understood that a release subject to a contingent reinstatement is still a release, and that if any such Guarantee is so reinstated, such Guarantee shall also be reinstated to the extent that such Subsidiary Guarantor would then be required to provide a Guarantee pursuant to the covenant described under “—Certain Covenants—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”). A Guarantee provided by a Subsidiary Guarantor on the Issue Date may not be released and discharged pursuant to this paragraph (1)(b);
     (c) the designation of any Restricted Subsidiary that is a Subsidiary Guarantor as an Unrestricted Subsidiary in compliance with the applicable provisions of the Indenture; or
     (d) the exercise by the Issuer of its legal defeasance option or covenant defeasance option as described under “—Legal Defeasance and Covenant Defeasance” or the satisfaction and discharge of the Issuer’s obligations under the Indenture in accordance with the terms of the Indenture; and
     (2) such Subsidiary Guarantor delivering to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to such transaction have been complied with.
Security for the Notes
          The Notes and the Guarantees have the benefit of the Collateral, which consists of (i) the Notes Collateral (defined below) as to which (A) the Holders of the Notes and the holders of Additional Parity Debt (if any) have a first-priority security interest (subject to Permitted Liens) and (B) to the extent such Notes Collateral is owned by the ABL Credit Parties, the holders of the ABL Lenders Debt have a second-priority interest and (ii) the ABL Collateral as to which the holders of ABL Lenders Debt have a first-priority security interest and the Holders of the Notes and the Holders of Additional Parity Debt (if any) will have a second-priority security interest (subject to Permitted Liens). The Issuer and the Guarantors are able to incur additional Indebtedness in the future which could share in the Collateral. The amount of all such additional Indebtedness is limited by the covenants described under “—Certain Covenants—Liens” and “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” Under certain circumstances the amount of such additional Secured Indebtedness could be significant.

     Notes Collateral
          The Notes Collateral was pledged as collateral to the Notes Collateral Agent for the benefit of the Trustee, the Notes Collateral Agent, the Holders of the Notes and the holders of Additional Parity Debt (if any). The Notes and Guarantees are secured, together with any Additional Parity Debt, by first-priority security interests in the Notes Collateral, subject to Permitted Liens. The Notes Collateral consists of (i) substantially all of the present and future tangible and intangible assets of the Issuer and the Guarantors, including without limitation equipment, contracts, intellectual property, fee-owned real property, general intangibles, intercompany notes and proceeds of the foregoing (in each case, subject to certain exceptions), and (ii) all of the Capital Stock of each Subsidiary directly wholly-owned by the Issuer or a Subsidiary Guarantor; provided, however, that the Notes Collateral shall not include the ABL Collateral or the Excluded Assets. In addition, the Notes Collateral shall be subject to the limitations and exclusions described under “—Limitations on Stock Collateral” (collectively, the “Notes Collateral”).
          Initially, subject to Permitted Liens, only the Notes have the benefit of the first-priority security interest in the Notes Collateral. Except for Indebtedness secured by Permitted Liens, no other Indebtedness incurred by the Issuer may be prior to or share in the first-priority security interest in the Notes Collateral other than any Additional Parity Debt. The holders of the ABL Lenders Debt have a second-priority security interest in the portion of the Notes Collateral owned by the ABL Credit Parties.
          Any additional Indebtedness that is incurred by the Issuer in compliance with the terms of the Indenture may be given a lien on and security interest in the Notes Collateral (to the extent such lien constitutes a Permitted Lien) that ranks junior to the lien of the Notes in the Notes Collateral. In general, any such additional liens must rank junior to the second-priority lien securing the ABL Lenders Debt. Except as provided in the Intercreditor Agreement, holders of such junior liens are not able to take any enforcement action with respect to the Notes Collateral so long as any Notes are outstanding.
     ABL Collateral
          The Notes, together with any Additional Parity Debt, are also secured by a second-priority lien on and security interest in the ABL Collateral (subject to Permitted Liens). The ABL Collateral consists of the following assets of the ABL Credit Parties: (A)(i) substantially all accounts receivable arising from the sale, lease, use or other disposition of inventory and from services rendered (and all related contracts and contract rights, cash (other than the identifiable cash proceeds of the Notes Collateral), (ii) inventory, (iii) deposit accounts, other bank accounts and securities accounts (in each case, except to the extent constituting identifiable proceeds of Notes Collateral), (iv) tax refunds (solely to the extent not pledged by the Issuer or any Restricted Subsidiary as of the Issue Date or otherwise earmarked as of the Issue Date to pay obligations of the Issuer or its Affiliates) and (v) all investment property other than the Capital Stock of the Issuer and its Subsidiaries, general intangibles (excluding trademarks, tradenames and other intellectual property), books and records, documents and instruments, letter of credit rights, business interruption insurance, supporting obligations and commercial tort claims, in each case, to the extent evidencing, governing, securing or otherwise pertaining to or attached to or relating to the foregoing assets of the ABL Credit Parties (in each case, except to the extent constituting identifiable proceeds of Notes Collateral) and the proceeds and products thereof (collectively, the “ABL Collateral”). Generally, the Notes’ second-priority lien on and security interest in the ABL Collateral will be terminated and automatically released if the lien on such ABL Collateral securing the ABL Lenders Debt is terminated or released (except as otherwise provided in the Collateral Documents).
          From and after the Issue Date, subject to the limitations contained under “—Certain Covenants—Liens”, “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and the definition of “Permitted Liens,” the Issuer or any Guarantor may grant an additional lien on any property or asset that constitutes ABL Collateral in order to secure any obligation permitted to be incurred pursuant to the Indenture. In general, any such additional liens (other than Permitted Liens) must rank junior to the second-priority lien securing the Notes and any Additional Parity Debt.
     Excluded Assets
          Notwithstanding the foregoing, the Notes are not secured by a lien on Excluded Assets and are subject to Permitted Liens.
          The Notes Collateral does not and will not include the following (collectively, the “Excluded Assets”):
     (1) any property or assets owned by any Unrestricted Subsidiary (which as of the Issue Date includes VLCY);
     (2) Excluded Contracts;
     (3) any asset that is subject to a Lien securing a Capital Lease Obligation or Purchase Money Obligation permitted to be incurred pursuant to the Indenture to the extent and so long as the documents governing such obligations do not permit the pledge of such assets to the Collateral Agent;

     (4) Excluded Capital Stock;
     (5) any interest in fee-owned real property of the Issuer and the Guarantors if the greater of its cost and book value is less than $1.0 million;
     (6) any interest in leased real property of the Issuer and the Guarantors;
     (7) motor vehicles and other assets subject to certificates of title;
     (8) funds as of the Issue Date in the 280G Escrow Account, the CVR Escrow Account or the Excess Employee Payment Escrow Account, the collateral securing the CVR Obligations pursuant to any of the CVR Security Documents, the proceeds from each action, suit or other proceeding relating to any tax refunds or tax payments in respect of the CVR Obligations and any other proceeds also in respect thereof, the proceeds, if any, from the proceeding in the Michigan Court of Claims referred to in the Amendment No. 1 to the Merger Agreement and any cash amount realized from refunds, credits or reductions in taxes resulting from the payment of certain agreed contingencies in each case in accordance with the terms of the CVR Documents and the Merger Agreement (as applicable);
     (9) any intellectual property, including any United States intent-to-use trademark applications, in relation to which any applicable law or regulation prohibits the creation of a security interest therein or would otherwise invalidate the Issuer or such Guarantor’s right, title or interest therein; and
     (10) any property to the extent that such grant of a security interest is prohibited by any Requirement of Law of a Governmental Authority or requires a consent not obtained of any Governmental Authority pursuant to such Requirement of Law, except to the extent that such Requirement of Law providing for such prohibition or requiring such consent is ineffective under applicable law (provided that this clause shall not exclude any Account (as defined in the Uniform Commercial Code) for which the federal government of the United States is the account debtor as a result of the Federal Assignment of Claims Act, 31 U.S.C. Sec. 203 (1976), amended by 31 U.S.C.A. Sec. 3727 (West 1983), except to the extent that such grant shall constitute or result in the termination or annulment of such Account);
provided, however, that Excluded Assets will not include any asset or property which secures obligations with respect to ABL Lenders Debt and Excluded Assets shall not include any Proceeds (as defined in the UCC), substitutions or replacements of any Excluded Assets referred to in clauses (1) through (10) (unless such Proceeds, substitutions or replacements would constitute Excluded Assets referred to in clauses (1) through (10)). In addition, the Issuer and its Subsidiaries shall not be required to obtain any landlord waivers, estoppels or collateral access letters and shall not be required to (i) take actions to perfect by control or possession in any collateral, other than stock pledges and control agreements relating to ABL Collateral delivery of, promissory notes, and control over letter of credit rights, in each case in excess of $1.0 million,(ii) take any action with respect to any intellectual property which is (x) not registered or registered outside of the United States Patent and Trademark Office or the United States Copyright Office (other than the filing of Uniform Commercial Code Financing Statements) or, (y) in respect of intellectual property registered in the United States Patent and Trademark Office or the United States Copyright Office, (1) not used in the business of the Issuer or any Guarantor and (2) immaterial to the Issuer and the Guarantors (as determined by Issuer in good faith), or (iii) take any actions under any laws outside of the United States to grant, perfect or enforce any security interest.
     Limitations on Stock Collateral
          The Capital Stock of a Subsidiary of the Issuer that is owned by the Issuer or any Guarantor constitutes Notes Collateral only to the extent that such Capital Stock can secure the Notes and any Additional Parity Debt without Rule 3-16 of Regulation S-X under the Securities Act (or any other law, rule or regulation) requiring separate financial statements of such Subsidiary to be filed with the SEC (or any other Governmental Authority). In the event that Rule 3-16 of Regulation S-X under the Securities Act requires or is amended, modified or interpreted by the SEC to require (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would require) the filing with the SEC (or any other Governmental Authority) of separate financial statements of any Subsidiary (other than the Issuer) due to the fact that such Subsidiary’s Capital Stock secures the Notes and any Additional Parity Debt, then the Capital Stock of such Subsidiary shall automatically be deemed not to be part of the Notes Collateral (but only to the extent necessary to not be subject to such requirement). In such event, the Collateral Documents may be amended or modified, without the consent of any Holder of Notes or any holder of any Additional Parity Debt, to the extent necessary to release the security interests in the shares of Capital Stock and other securities that are so deemed to no longer constitute part of the Notes Collateral.
          In the event that Rule 3-16 of Regulation S-X under the Securities Act is amended, modified or interpreted by the SEC to permit (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would permit) the Capital Stock of a Subsidiary that was previously excluded to secure the Notes and any Additional Parity Debt in excess of the amount then pledged without the filing with the SEC (or any other Governmental Authority) of separate financial statements of such Subsidiary, then the Capital Stock of such Subsidiary shall automatically be deemed to be a part of the Notes Collateral (but only to the extent necessary to not be subject to any such financial statement requirement). In such event, the Collateral Documents may be amended or modified, without the consent of any Holder of Notes or any holder of any Additional Parity Debt, to the extent necessary to subject to the Liens under the Collateral Documents such additional Capital Stock.
          In accordance with the limitations set forth in the two immediately preceding paragraphs, the Notes Collateral includes shares of Capital Stock of Subsidiaries of the Issuer only to the extent that the applicable value of such Capital Stock (on a Subsidiary-by-Subsidiary basis) is less than 20% of the aggregate principal amount of the Notes outstanding. Following the Issue Date, however, the portion of the Capital Stock of Subsidiaries constituting Notes Collateral may decrease or increase as described above.
     Permitted Liens
          The Issuer and the Guarantors are permitted by the Indenture to create or incur Permitted Liens. The Notes and any Additional Parity Debt is effectively subordinated to existing and future secured Indebtedness and other liabilities to the extent of the Issuer’s or the Guarantor’s assets serving as collateral for such Permitted Liens, to the extent such Permitted Liens have priority to the Liens securing the Notes and any Additional Parity Debt. See “—Certain Definitions—Permitted Liens.”
          The Notes and any Additional Parity Debt is effectively subordinated to security interests on acquired property or assets of acquired companies which are secured prior to (and not in connection with) such acquisition; such security interests generally constitute Permitted Liens. The Indenture also permits other Permitted Liens. See “Risk Factors—Risks Related to the Notes—The lien ranking provisions of the indenture and other agreements relating to the collateral securing the notes will limit the rights of holders of the notes with respect to certain collateral, even during an event of default” and “Risk Factors—Risks Related to the Notes—The value of the collateral securing the notes may not be sufficient to satisfy our obligations under the notes.”
     Collateral Documents and Certain Related Intercreditor Provisions
          The Issuer, the Guarantors and the Notes Collateral Agent (on behalf of the Trustee and the Holders of the Notes and holders of any Additional Parity Debt) entered into Collateral Documents creating and establishing the terms of the security interests that secure the Notes and the Guarantees and Additional Parity Debt and guarantees thereof. These security interests secure the payment and performance when due of all of the obligations of the Issuer and the Guarantors under the Notes, the Indenture, the Guarantees, the documents governing any Additional Parity Debt and guarantees thereof and guarantees thereof (excluding, for the avoidance of doubt any Hedging Obligations and guarantees thereof secured under the ABL Facility) and the Collateral Documents, as provided in the Collateral Documents. The Issuer and the Guarantors use their commercially reasonable efforts to complete on or prior to the Issue Date all filings and other similar actions required in connection with the perfection of such security interests. If they were not able to complete such actions (other than the filing of Uniform Commercial Code financing statements) on or prior to the Issue Date, they agreed to use their commercially reasonable efforts to complete such actions as soon as reasonably practicable after such date, but in any event no later than 90 days after the Issue Date, other than with respect to intellectual property filings at the United States Patent and Trademark Office and the United States Copyright Office, which filings may require more than 90 days to complete. Wells Fargo Bank, N.A. will be appointed, pursuant to the Indenture, as the Notes Collateral Agent. The Trustee, the Notes Collateral Agent, each Holder of the Notes, each holder of any Additional Parity Debt and each other holder of, or obligee in respect of, any Obligations in respect of the Notes and any Additional Parity Debt outstanding at such time are referred to collectively as the “Notes Secured Parties.”
     Intercreditor Agreement
          The Issuer, the Guarantors, the Notes Collateral Agent and the ABL Collateral Agent entered into the Intercreditor Agreement and, by their acceptance of the Notes, the Holders of the Notes agreed to be bound thereby. Pursuant to the terms of the Intercreditor Agreement, the Notes Collateral Agent will determine the time and method by which the security interests in the Notes Collateral will be enforced and the ABL Collateral Agent will determine the time and method by which the security interests in the ABL Collateral will be enforced.
          The aggregate amount of the obligations secured by the ABL Collateral may, subject to the limitations set forth in the Indenture, be increased.
          A portion of the obligations secured by the ABL Collateral consists or may consist of Indebtedness that is revolving in nature, and the amount thereof that may be outstanding at any time or from time to time may be increased or reduced and subsequently reborrowed and such obligations may, subject to the limitations set forth in the Indenture, be increased, extended, renewed, replaced, restated, supplemented, restructured, repaid, refunded, refinanced or otherwise amended or modified from time to time, all without affecting the subordination of the liens held by the Holders or the provisions of the Intercreditor Agreement defining the relative rights of the parties thereto. The lien priorities provided for in the Intercreditor Agreement shall not be altered or otherwise affected by any amendment, modification, supplement, extension, increase, replacement, renewal, restatement or refinancing of either the obligations secured by the ABL Collateral or the obligations secured by the Notes Collateral, by the release of any Collateral or of any guarantees securing any secured obligations or by any action that any representative or secured party may take or fail to take in respect of any Collateral.
     No Action With Respect to the ABL Collateral
          The Intercreditor Agreement provides that none of the Notes Secured Parties may commence any judicial or nonjudicial foreclosure proceedings with respect to, seek to have a trustee, receiver, liquidator or similar official appointed for or over, attempt any action to take possession of, exercise any right, remedy or power with respect to, or otherwise take any action to enforce its interest in or realize upon, or take any other action available to it in respect of, the ABL Collateral under any Collateral Document, applicable law or otherwise, at any time when the ABL Collateral is subject to any first-priority security interest and any ABL Lenders Debt secured by such ABL Collateral remains outstanding or any commitment to extend credit that would constitute such ABL Lenders Debt remains in effect. Only the ABL Collateral Agent shall be entitled to take any such actions or exercise any such remedies. Notwithstanding the foregoing, the Notes Collateral Agent may, but shall have no obligation to, take all such actions it deems necessary to perfect or continue the perfection of or create, preserve or protect (but not enforce) the second-priority security interest in the ABL Collateral of the Holders of the Notes. The ABL Collateral Agent is subject to similar restrictions with respect to its ability to enforce the second priority security interest in the Notes Collateral held by holders of ABL Lenders Debt.
     No Duties of ABL Collateral Agent
          The Intercreditor Agreement provides that neither the ABL Collateral Agent nor any holder of any ABL Lenders Debt secured by any ABL Collateral will have any duties or other obligations to any Notes Secured Party with respect to the ABL Collateral, other than (subject to the ABL Collateral Agent receiving indemnities) to transfer to the Notes Collateral Agent any remaining ABL Collateral in which the Notes Collateral Agent continues to hold a security interest and any proceeds of the sale or other disposition of such ABL Collateral (in each case, unless the lien on all such ABL Collateral of the Holders of the Notes and the holders of any Additional Parity Debt is terminated and released prior to or concurrently with such sale, transfer, disposition, payment or satisfaction), remaining in its possession following the payment and satisfaction in full of such ABL Lenders Debt and the termination of any commitment to extend credit that would constitute such ABL Lenders Debt, in each case without representation or warranty on the part of the ABL Collateral Agent or any such holder of ABL Lenders Debt. In addition, the Intercreditor Agreement further provides that, subject to certain exceptions, until the ABL Lenders Debt secured by any ABL Collateral shall have been paid and satisfied in full and any commitment to extend credit that would constitute ABL Lenders Debt secured thereby shall have been terminated, the ABL Collateral Agent will be entitled, for the benefit of the holders of such ABL Lenders Debt, to sell, transfer or otherwise dispose of or deal with such ABL Collateral without regard to any second-priority security interest therein or any rights to which any Notes Secured Party would otherwise be entitled as a result of such second-priority security interest. Without limiting the foregoing, the Notes Collateral Agent agreed in the Intercreditor Agreement and each Holder of the Notes agreed by its acceptance of the Notes, and each holder of any Additional Parity Debt will agree by its acceptance of such Additional Parity Debt, that neither the ABL Collateral Agent nor any holder of any ABL Lenders Debt secured by any ABL Collateral will have any duty or obligation first to marshal or realize upon the ABL Collateral, or to sell, dispose of or otherwise liquidate all or any portion of the ABL Collateral, in any manner that would maximize the return to the Notes Secured Parties, notwithstanding that the order and timing of any such realization, sale, disposition or liquidation may affect the amount of proceeds actually received by the Notes Secured Parties from such realization, sale, disposition or liquidation. The Intercreditor Agreement has similar provisions regarding the duties owed to the ABL Collateral Agent and the holders of any ABL Lenders Debt by the Notes Secured Parties with respect to the Notes Collateral.
          The Intercreditor Agreement additionally provides that the Notes Collateral Agent waives, and each Holder of the Notes waives by its acceptance of the Notes, and each holder of any Additional Parity Debt will waive by its acceptance of such Additional Parity Debt, any claim that may be had against the ABL Collateral Agent or any holder of any ABL Lenders Debt arising out of any actions which the ABL Collateral Agent or such holder of ABL Lenders Debt take or omit to take (including, actions with respect to the creation, perfection or continuation of Liens on any Collateral, actions with respect to the foreclosure upon, sale, release or depreciation of, or failure to realize upon, any of the Collateral and actions with respect to the collection of any claim for all or any part of the ABL Lenders Debt from any account debtor, guarantor or any other party) in accordance with the documents governing any such ABL Lenders Debt or any other agreement related thereto or to the collection of such ABL Lenders Debt or the valuation, use, protection or release of any security for such ABL Lenders Debt. The Intercreditor Agreement provides analogous waivers by the ABL Collateral Agent and the holders of ABL Lenders Debt of any claim that may be had against the Notes Collateral Agent, each Holder of the Notes and each holder of any Additional Parity Debt arising out of actions they take or omit to take in accordance with the Collateral Documents.

     No Interference; Payment Over; Reinstatement
          The Notes Collateral Agent agreed in the Intercreditor Agreement and each Holder of the Notes agreed by its acceptance of the Notes, and each holder of any Additional Parity Debt will agree by its acceptance of such Additional Parity Debt, that:
•	it will not knowingly take or cause to be taken any action the purpose or effect of which is, or could be, to make any Lien that the Notes Collateral Agent has (on behalf of the Holders of the Notes and the holders of any Additional Parity Debt) on the ABL Collateral pari passu with, or to give the Notes Collateral Agent, the Trustee or the Holders of the Notes any preference or priority relative to, any Lien that the holders of any ABL Lenders Debt secured by any ABL Collateral have with respect to such ABL Collateral or any part thereof,

•	it will not challenge or question in any proceeding the validity or enforceability of any first-priority security interest in the ABL Collateral, the validity, attachment, perfection or priority of any lien held by the holders of any ABL Lenders Debt secured by any ABL Collateral, or the validity or enforceability of the priorities, rights or duties established by or other provisions of the Intercreditor Agreement;

•	it will not take or cause to be taken any action the purpose or intent of which is, or could be, to interfere, hinder or delay, in any manner, whether by judicial proceedings or otherwise, any sale, transfer or other disposition of the ABL Collateral by the ABL Collateral Agent or the holders of any ABL Lenders Debt secured by such ABL Collateral;

•	it will have no right to (A) direct the ABL Collateral Agent or any holder of any ABL Lenders Debt secured by any ABL Collateral to exercise any right, remedy or power with respect to such ABL Collateral or (B) consent to the exercise by the ABL Collateral Agent or any holder of any ABL Lenders Debt secured by the ABL Collateral of any right, remedy or power with respect to such ABL Collateral;

•	it will not institute any suit or assert in any suit, bankruptcy, insolvency or other proceeding any claim against the ABL Collateral Agent or any holder of any ABL Lenders Debt secured by any ABL Collateral seeking damages from or other relief by way of specific performance, instructions or otherwise with respect to, and neither the ABL Collateral Agent nor any holders of any ABL Lenders Debt secured by any ABL Collateral will be liable for, any action taken or omitted to be taken by the ABL Collateral Agent or such lenders with respect to such ABL Collateral;

•	it will not seek, and will waive any right, to have any ABL Collateral or any part thereof marshaled upon any foreclosure or other disposition of such ABL Collateral; and

•	it will not attempt, directly or indirectly, whether by judicial proceedings or otherwise, to challenge the enforceability of any provision of the Intercreditor Agreement.
          The ABL Collateral Agent and the holders of ABL Lenders Debt agreed to similar limitations with respect to their rights in the Notes Collateral and their ability to bring a suit against the Notes Collateral Agent, the Holders of the Notes or the holders of any Additional Parity Debt. The Notes Collateral Agent agreed in the Intercreditor Agreement and each Holder of the Notes agreed by its acceptance of the Notes, and each holder of any Additional Parity Debt will agree by its acceptance of such Additional Parity Debt, that if it obtains possession of the ABL Collateral or realizes any proceeds or payment in respect of the ABL Collateral, pursuant to any Collateral Document or by the exercise of any rights available to it under applicable law or in any bankruptcy, insolvency or similar proceeding or through any other exercise of remedies, at any time when any ABL Lenders Debt secured or intended to be secured by such ABL Collateral remains outstanding or any commitment to extend credit that would constitute ABL Lenders Debt secured or intended to be secured by such ABL Collateral remains in effect, then it will hold such ABL Collateral, proceeds or payment in trust for the ABL Collateral Agent and the holders of any ABL Lenders Debt secured by such ABL Collateral and transfer such ABL Collateral, proceeds or payment, as the case may be, to the ABL Collateral Agent reasonably promptly after obtaining actual knowledge or notice from the ABL Collateral Agent that it has possession thereof. The Notes Collateral Agent and each Holder of the Notes agreed, and each holder of any Additional Parity Debt will further agree, that if, at any time, it obtains actual knowledge or receives notice that all or part of any payment with respect to any ABL Lenders Debt secured by any ABL Collateral previously made shall be rescinded for any reason whatsoever, it will promptly pay over to the ABL Collateral Agent any payment received by it in respect of any such ABL Collateral and shall promptly turn any such ABL Collateral then held by it over to the ABL Collateral

Agent, and the provisions set forth in the Intercreditor Agreement will be reinstated as if such payment had not been made, until the payment and satisfaction in full of such ABL Lenders Debt.
          Any proceeds of Collateral, received prior to an issuance of any notice that an event of default has occurred under the ABL Facility or the Indenture (unless a bankruptcy or insolvency event of default then exists), whether or not deposited under control agreements, which are used by the Issuer or any Guarantor to acquire other property which is Collateral shall not (solely as between the holders of ABL Lenders Debt and the Notes Secured Parties) be treated as proceeds of Collateral for purposes of determining the relative priorities in the Collateral which was so acquired. The ABL Collateral Agent is subject to similar limitations with respect to the Notes Collateral and any proceeds or payments in respect of any Notes.
     Entry Upon Premises by ABL Collateral Agent and Holders of ABL Lenders Debt
     The Intercreditor Agreement provides that if the ABL Collateral Agent takes any enforcement action with respect to the ABL Collateral, the Notes Secured Parties (i) will not hinder or restrict in any respect the ABL Collateral Agent from enforcing its security interest in the ABL Collateral or from finishing any work-in-process or assembling the ABL Collateral and (ii) will, subject to the rights of any landlords under real estate leases, permit the ABL Collateral Agent, its employees, agents, advisers and representatives, at the sole cost and expense of the ABL Collateral Agent and the holders of ABL Lenders Debt and upon reasonable advanced notice, to enter upon and use the Notes Collateral owned by the ABL Credit Parties (including equipment, processors, computers and other machinery related to the storage or processing of records, documents or files), for a period not to exceed 180 days after the taking of such enforcement action, for purposes of (A) assembling and storing the ABL Collateral and completing the processing of and turning into finished goods of any ABL Collateral consisting of work-in-process, (B) selling including at a location constituting Notes Collateral any or all of the ABL Collateral located on or at such Notes Collateral, whether in bulk, in lots or to customers in the ordinary course of business or otherwise, (C) removing any or all of the ABL Collateral located at or on such Notes Collateral, or (D) taking other reasonable actions to protect, secure, and otherwise enforce the rights of the ABL Collateral Agent and the holders of ABL Lenders Debt in and to the ABL Collateral; provided, however, that nothing contained in the Intercreditor Agreement restricts the rights of the Notes Collateral Agent from selling, assigning or otherwise transferring any Notes Collateral prior to the expiration of such 180-day period if the purchaser, assignee or transferee thereof agrees to be bound by the provisions of the Intercreditor Agreement. If any stay or other order prohibiting the exercise of remedies with respect to the ABL Collateral has been entered by a court of competent jurisdiction, such 180-day period shall be tolled during the pendency of any such stay or other order.
     If the ABL Collateral Agent conducts a public auction or private sale of the ABL Collateral at any of the real property included within the Notes Collateral, the ABL Collateral Agent shall provide the Notes Collateral Agent with reasonable notice and use reasonable efforts to hold such auction or sale in a manner which would not unduly disrupt the Notes Collateral Agent’s use, if any, of such real property.
     The Holders of the Notes shall not in any manner interfere with the ABL Collateral Agent’s right to use any intellectual property pursuant to any license or other right of use granted by a grantor or pursuant to any applicable law, and any sale or other disposition of such intellectual property whether by a lien enforcement action or otherwise shall be made expressly subject to such license or other right of use until the soonest to occur of the following: (i) the discharge of the obligations under any ABL Lenders Debt, or (ii) all ABL Collateral consisting of inventory has been sold or otherwise disposed of after the occurrence of an event of default under the document governing any ABL Lenders Debt, whether pursuant to a lien enforcement action by holders of ABL Lenders Debt, by a trustee or other representative of creditors in a bankruptcy, insolvency or liquidation proceeding or by one or more grantors in an orderly liquidation of such ABL Collateral, to repay the ABL Lenders Debt. Nothing shall be deemed to modify, waive, condition, limit or otherwise adversely affect any right the ABL Collateral Agent may have to sell or otherwise dispose of any inventory (including inventory bearing any trademarks or tradenames forming a part of the Notes Collateral), whether by lien enforcement action or otherwise, after any sale or other disposition of any intellectual property by the Notes Collateral Agent or any other Notes Secured Parties.
     During the period of actual occupation, use or control by the ABL Collateral Agent or the holders of ABL Lenders Debt or their agents or representatives of any Notes Collateral, the ABL Collateral Agent and the holders of ABL Lenders Debt will (i) be responsible for the ordinary course third-party expenses related thereto, including costs with respect to heat; light, electricity, water and real property taxes with respect to that portion of any premises so used or occupied, and (ii) be obligated to repair at their expense any physical damage to such Notes Collateral or other assets or property resulting from such occupancy, use or control, and to leave such Notes Collateral or other assets or property in substantially the same condition as it was at the commencement of such occupancy, use or control, ordinary wear and tear excepted. The ABL Collateral Agent and the holders of ABL Lenders Debt jointly and severally agree to pay, indemnify and hold the Notes Collateral Agent and its officers, directors, employees and agents harmless from and against any liability, cost, expense, loss or damages, including legal fees and expenses resulting from the occupancy or use of the such facilities by the ABL Collateral Agent or any of its agents, representatives or invitees. Notwithstanding the foregoing, in no event shall the ABL Collateral Agent or the holders of ABL Lenders Debt have any liability to the Notes Secured Parties pursuant to the Intercreditor Agreement as a result of any condition (including any environmental condition, claim or liability) on or with respect to the Notes Collateral existing prior to the date of the exercise by the ABL Collateral Agent or the holders of ABL Lenders

Debt of their rights under the Intercreditor Agreement and the ABL Collateral Agent and the holders of ABL Lenders Debt will not have any duty or liability to maintain the Notes Collateral in a condition or manner better than that in which it was maintained prior to the use thereof by them, or for any diminution in the value of the Notes Collateral that results solely from ordinary wear and tear resulting from the use of the Notes Collateral by such persons in the manner and for the time periods specified under the Intercreditor Agreement. Without limiting the rights granted under the Intercreditor Agreement, the ABL Collateral Agent and the holders of ABL Lenders Debt will cooperate with the Notes Secured Parties in connection with any efforts made by the Notes Secured Parties to sell the Notes Collateral.
     Agreements With Respect to Bankruptcy or Insolvency Proceedings
          If the Issuer or any of its Subsidiaries becomes subject to a case under Title 11 of the United States Code, as amended (the “Bankruptcy Code”) and, as debtor(s)-in-possession, moves for approval of financing (“DIP Financing”) to be provided by one or more lenders (the “DIP Lenders”) under Section 364 of the Bankruptcy Code or the use of cash collateral under Section 363 of the Bankruptcy Code, the Notes Collateral Agent agreed in the Intercreditor Agreement and each Holder of the Notes agreed by its acceptance of the Notes, and each holder of any Additional Parity Debt will agree by its acceptance of such Additional Parity Debt, that it will raise no objection to any such financing or to the Liens on the ABL Collateral securing the same (“DIP Financing Liens”) or to any use of cash collateral that constitutes ABL Collateral or to any grant of administrative expense priority under Section 364 of the Bankruptcy Code, unless the ABL Collateral Agent or the holders of any ABL Lenders Debt secured by such ABL Collateral oppose or object to such DIP Financing or such DIP Financing Liens or use of such cash collateral or such DIP Financing Liens are neither senior to, nor rank pari passu with, the Liens of the ABL Lenders Debt upon any property of the estate in such insolvency or liquidation proceeding. To the extent that such DIP Financing Liens are senior to, or rank pari passu with, the Liens of such ABL Lenders Debt in such ABL Collateral, the Notes Collateral Agent will, for itself and on behalf of the Holders of the Notes and the holders of any Additional Parity Debt, subordinate the liens of the Notes Secured Parties in such ABL Collateral to the liens of the ABL Lenders Debt in such ABL Collateral and the DIP Financing Liens, so long as the Notes Secured Parties retain their valid, perfected and unavoidable liens on all the Notes Collateral, including proceeds therefrom arising after the commencement of such proceeding, with the same priority as existed prior to the commencement of the case under the Bankruptcy Code. The ABL Collateral Agent and the holders of ABL Lenders Debt will agree to similar provisions with respect to any DIP Financing. The Intercreditor Agreement will provide that nothing therein will limit (x) the right of the ABL Collateral Agent or the Notes Collateral Agent to consent to the use of cash collateral or consent to or provide any DIP Financing on terms other than the terms set forth in the Intercreditor Agreement or (y) the right of ABL Collateral Agent or the Notes Collateral Agent to object to such DIP Financing or use of cash collateral on terms other than those set forth in the Intercreditor Agreement; provided that any Lien on ABL Collateral securing any DIP Financing provided by the Notes Collateral Agent and the holders of the Notes shall be subject to the priorities set forth in the Intercreditor Agreement and any Lien on Notes Collateral securing any DIP Financing provided by the ABL Collateral Agent and the holders of ABL Lenders Debt shall be subject to the priorities set forth in the Intercreditor Agreement.
          The Notes Collateral Agent agreed in the Intercreditor Agreement and each Holder of the Notes agreed by its acceptance of the Notes, and each holder of any Additional Parity Debt will agree by its acceptance of such Additional Parity Debt, that it will not object to or oppose a sale or other disposition of any ABL Collateral (or any portion thereof) under Section 363 of the Bankruptcy Code or any other provision of the Bankruptcy Code if the ABL Collateral Agent and the holders of ABL Lenders Debt shall have consented to such sale or disposition of such ABL Collateral. The ABL Collateral Agent and the holders of ABL Lenders Debt agreed to similar limitations with respect to their right to object to a sale of Notes Collateral.
     Adequate Protection
          Neither the Notes Collateral Agent nor the holders of the Notes shall oppose (or support the opposition of any other Person) in any insolvency or liquidation proceeding to (i) any motion or other request by the ABL Collateral Agent or the holders of ABL Lenders Debt for adequate protection of the ABL Collateral Agent’s Liens upon the ABL Collateral, including any claim of the ABL Collateral Agent or the holders of ABL Lenders Debt to post-petition interest as a result of their Lien on the ABL Collateral (so long as any post-petition interest paid as a result thereof is not paid from the proceeds of Notes Collateral), request for the application of proceeds of ABL Collateral to the ABL Lenders Debt, and request for replacement Liens on post-petition assets of the same type as the ABL Collateral, or (ii) any objection by the ABL Collateral Agent or the holders of ABL Lenders Debt to any motion, relief, action or proceeding based on the ABL Collateral Agent or the holders of ABL Lenders Debt claiming a lack of adequate protection with respect to the their Liens in the ABL Collateral. In addition, the ABL Collateral Agent, for itself and on behalf of the ABL Secured Parties, may seek adequate protection of its junior interest in the Notes Collateral, subject to the provisions of the Intercreditor Agreement; provided that (x) the Notes Collateral Agent is granted adequate protection in the form of a replacement Lien on post-petition assets of the same type as the Notes Collateral, and (y) such adequate protection required by the ABL Collateral Agent is in the form of a replacement Lien on post-petition assets of the same type as the Notes Collateral. Such Lien on post-petition assets of the same type as the Notes Collateral, if granted to the ABL Collateral Agent, will be subordinated to the adequate protection Liens granted in favor of the Notes Collateral Agent on such post-petition assets, and, if applicable, to the DIP Financing Liens of the Notes Collateral Agent or the holders of the Notes or holders of Additional Priority Lien Debt on such post-petition assets of the same type as the Notes Collateral. If the ABL Collateral Agent, for itself and on behalf of the ABL Secured Parties, seeks or requires (or is otherwise granted) adequate protection of its junior interest in the Notes Collateral in the form of a replacement Lien on the post-petition assets of the same type as the Notes Collateral, then the ABL Collateral Agent, for itself and the holders of ABL Lenders Debt, agrees that the Notes Collateral Agent shall also be granted a replacement Lien on such post-petition assets as adequate protection of its senior interest in the Notes Collateral and that the ABL Collateral Agent’s replacement Lien shall be subordinated to the replacement Lien of the Notes Collateral Agent on the same basis as the Liens of the ABL Collateral Agent on the Notes Collateral are subordinated to the Liens of the Notes Collateral Agent on the Notes Collateral under the Intercreditor Agreement. If the ABL Collateral Agent or any holder of ABL Lenders Debt receives as adequate protection a Lien on post-petition assets of the same type as the ABL Collateral, then such post-petition assets shall also constitute ABL Collateral to the extent of any allowed claim of the ABL Collateral Agent and the holders of ABL Lenders Debt secured by such adequate protection Lien and shall be subject to the Intercreditor Agreement.
          Neither the ABL Collateral Agent nor any holder of ABL Lenders Debt shall oppose (or support the opposition of any other Person) in any insolvency or liquidation proceeding to (i) any motion or other request by the Notes Collateral Agent or the holders of the Notes for adequate protection of the Notes Collateral Agent’s Liens upon any of the Notes Collateral, including any claim of the Notes Collateral Agent or the holders of the Notes to post-petition interest as a result of their Lien on the Notes Collateral (so long as any post-petition interest paid as a result thereof is paid solely from the proceeds of Notes Collateral), request for the application of proceeds of Notes Collateral to Obligations under the Notes or any Additional Parity Debt, and request for replacement Liens on post-petition assets of the same type as the Notes Collateral or (ii) any objection by the Notes Collateral Agent or the holders of the Notes to any motion, relief, action or proceeding based on the Notes Collateral Agent or the holders of the Notes claiming a lack of adequate protection with respect to Notes Collateral Agent’s Liens in the Notes Collateral. In addition, the Notes Collateral Agent, for itself and on behalf of the Holders of the Notes, may seek adequate protection of its junior interest in the ABL Collateral, subject to the provisions of the Intercreditor Agreement; provided that (x) the ABL Collateral Agent is granted adequate protection in the form of a replacement Lien on post-petition assets of the same type as the ABL Collateral, and (y) such adequate protection required by the Notes Collateral Agent is in the form of a replacement Lien on post-petition assets of the same type as the ABL Collateral. Such Lien on post-petition assets of the same type as the ABL Collateral, if granted to the Notes Collateral Agent, will be subordinated to the adequate protection Liens granted in favor of the ABL Collateral Agent on such post-petition assets, and, if applicable, to the DIP Financing Liens of the ABL Collateral Agent or any other ABL Secured Party on such post-petition assets of the same type as the ABL Collateral. If the Notes Collateral Agent, for itself and on behalf of the Holders of the Notes, seeks or requires (or is otherwise granted) adequate protection of its junior interest in the ABL Collateral in the form of a replacement Lien on the post-petition assets of the same type as the ABL Collateral, then the Notes Collateral Agent, for itself and the holders of the Notes, agrees that the ABL Collateral Agent shall also be granted a replacement Lien on such post-petition assets as adequate protection of its senior interest in the ABL Collateral and that the Notes Collateral Agent’s replacement Lien shall be subordinated to the replacement Lien of the ABL Collateral Agent on the same basis as the Liens of the Notes Collateral Agent on the ABL Collateral are subordinated to the Liens of the ABL Collateral Agent on the ABL Collateral under the Intercreditor Agreement. If the Notes Collateral Agent or any holder of the Notes receives as adequate protection a Lien on post-petition assets of the same type as the Notes Collateral, then such post-petition assets shall also constitute Notes Collateral to the extent of any allowed claim of the Notes Collateral Agent and the Holders of the Notes secured by such adequate protection Lien and shall be subject to the Intercreditor Agreement.
     Insurance
          Unless and until written notice by the ABL Collateral Agent to the Notes Collateral Agent that the obligations under the ABL Facility have been paid in full and all commitments to extend credit under the ABL Facility shall have been terminated, as between the ABL Collateral Agent, on the one hand, and the Notes Collateral Agent, as the case may be, on the other hand, only the ABL Collateral Agent will have the right (subject to the rights of the Grantors under the security documents related to the ABL Facility, the Indenture and the Collateral Documents) to adjust or settle any insurance policy or claim covering or constituting ABL Collateral in the event of any loss thereunder and to approve any award granted in any condemnation or similar proceeding affecting the ABL Collateral. Unless and until written notice by the Trustee and the Notes Collateral Agent to the ABL Collateral Agent that the obligations under the Notes and all Additional Parity Debt have been paid in full, as between the ABL Collateral Agent, on the one hand, and the Notes Collateral Agent, as the case may be, on the other hand, only the Notes Collateral Agent will have the right (subject to the rights of the grantors under the security documents related to the ABL Facility, the Indenture, the documentation governing any Additional Parity Debt and the Collateral Documents) to adjust or settle any insurance policy covering or constituting Notes Collateral in the event of any loss thereunder and to approve any award granted in any condemnation or similar proceeding solely affecting the Notes Collateral. To the extent that an insured loss covers or constitutes both ABL Collateral and Notes Collateral, then the ABL Collateral Agent and the Notes Collateral Agent will work jointly and in good faith to collect, adjust or settle (subject to the rights of the grantors under the security documents related to the ABL Facility, the Indenture, the documentation governing any Additional Parity Debt and the Collateral Documents) under the relevant insurance policy.
     Refinancings of the ABL Facility and the Notes
          The obligations under the ABL Facility and the obligations under the Notes and any Additional Parity Debt may be refinanced, replaced, exchanged, refunded, extended, renewed, restated, amended, supplemented or modified in whole or in part, in each case, without notice to, or the consent of the ABL Collateral Agent or any holder of ABL Lenders Debt or any Notes Secured Party, all without affecting the Lien priorities provided for in the Intercreditor Agreement; provided, however, that, on or prior to incurrence of any such refinanced, replaced, exchanged, refunded, extended, renewed, restated, amended, supplemented or modified Indebtedness, (i) the Notes Collateral Agent and the ABL Collateral Agent shall receive an officers’ certificate from the Issuer stating that such refinanced, replaced, exchanged, refunded, extended, renewed, restated, amended, supplemented or modified Indebtedness is permitted by each applicable Collateral Document and the Indenture or the ABL Facility, as applicable, to be incurred or to the extent a consent is otherwise required to permit such refinanced, replaced, exchanged, refunded, extended, renewed, restated, amended, supplemented or modified Indebtedness under any Collateral Document and the Indenture or the ABL Facility, as applicable, the Issuer and each other Guarantor have obtained the requisite consent and (ii) the holders or lenders of any such refinanced, replaced, exchanged, refunded, extended, renewed, restated, amended, supplemented or modified Indebtedness (or an authorized agent, trustee or other representative on their behalf) bind themselves in writing to the terms of the Intercreditor Agreement pursuant to the form of joinder attached to the Intercreditor Agreement.
          In connection with any refinancing or replacement contemplated by the foregoing paragraph, the Intercreditor Agreement may be amended at the request and sole expense of the Issuer, and without the consent of either the ABL Collateral Agent or the Notes Collateral Agent, (a) to add parties (or any authorized agent or trustee therefor) providing any such refinancing or replacement indebtedness, (b) to establish that Liens on any Notes Collateral securing such refinancing or replacement Indebtedness shall have the same priority as the Liens on any Notes Collateral securing the Indebtedness being refinanced or replaced and (c) to establish that the Liens on any ABL Collateral securing such refinancing or replacement indebtedness shall have the same priority as the Liens on any ABL Collateral securing the Indebtedness being refinanced or replaced, all on the terms provided for herein immediately prior to such refinancing or replacement.
     Use of Proceeds of ABL Collateral
          After the satisfaction of all obligations under any ABL Lenders Debt secured by ABL Collateral and the termination of all commitments to extend credit that would constitute ABL Lenders Debt secured or intended to be secured by any ABL Collateral, the Trustee and the Notes Collateral Agent, in accordance with the terms of the Indenture, the documentation governing any Additional Parity Debt and the Collateral Documents, will distribute all cash proceeds (after payment of the costs of enforcement and collateral administration, including any amounts owed to the Trustee in its capacity as Trustee and the Notes Collateral Agent in its capacity as Notes Collateral Agent) of the ABL Collateral received by it under the Collateral Documents for the ratable benefit of the Holders of the Notes and holders of any Additional Parity Debt.
          Subject to the terms of the Collateral Documents, the Issuer and the Guarantors will have the right to remain in possession and retain exclusive control of the Collateral securing the Notes and any Additional Parity Debt (other than any cash, securities, obligations and Cash Equivalents constituting part of the Collateral and deposited with, and under the sole and exclusive control of, the Notes Collateral Agent or the ABL Collateral Agent, as the case may be, in accordance with the provisions of the Collateral Documents and other than as set forth in the Collateral Documents), to freely operate the Collateral and to collect, invest and dispose of any income therefrom.
     Release of Liens on Collateral
          The Collateral Documents provide that the Notes Collateral Agent’s Liens on the Collateral securing the Notes will be released:
     (1) in whole, upon payment in full and discharge of all obligations under the Indenture, the Guarantees and the Collateral Documents;
     (2) to enable the disposition of such property or assets to a Person that is not the Issuer or a Guarantor to the extent not prohibited under the covenant described under “—Asset Sales”;
     (3) automatically as to any Equity Interests of any Subsidiary of the Issuer (other than the initial Issuer and its successors), if at any time Rule 3-16 of Regulation S-X under the Securities Act, or any other law, rule or regulation requires or is interpreted by the SEC to require the filing with the SEC (or any other U.S. federal governmental agency) of separate financial statements of such Subsidiary due to the fact that such Subsidiary’s Equity Interests are pledged to secure the Notes or any Guarantee by a Subsidiary Guarantor;
     (4) in the case of a Guarantor that is released from its Guarantee, on the property and assets of such Guarantor;
     (5) to the extent property is subject to a lease from a third party that is not an Issuer or a Guarantor, upon termination of the lease; or

     (6) as described under “—Amendment, Supplement and Waiver” below. Subject to the provisions contained in the Intercreditor Agreement, in general the second-priority lien on the ABL Collateral securing the Notes and any Additional Parity Debt will remain in full force and effect notwithstanding the termination and repayment in full of the ABL Facility, subject to certain exceptions.
          The second-priority lien on the ABL Collateral securing the Notes and any Additional Parity Debt will terminate and be released automatically if the first-priority liens on the ABL Collateral are released by the ABL Collateral Agent (unless, at the time of such release of such first-priority liens, an Event of Default shall have occurred and be continuing under the Indenture). Notwithstanding the existence of an Event of Default, the second-priority lien on the ABL Collateral securing the Notes and any Additional Parity Debt shall also terminate and be released automatically to the extent the first-priority liens on the ABL Collateral are released by the ABL Collateral Agent in connection with a sale, transfer or disposition of ABL Collateral that is either (i) not prohibited under the Indenture or (ii) occurs in connection with the foreclosure of, or other exercise of remedies with respect to, such ABL Collateral by the ABL Collateral Agent (except with respect to any proceeds of such sale, transfer or disposition that remain after satisfaction in full of the ABL Lenders Debt). Notwithstanding the foregoing, in the event of a release of liens by the ABL Collateral Agent on all or substantially all of the ABL Collateral (other than in connection with a foreclosure upon or other exercise of rights and remedies by the ABL Collateral Agent with respect to such ABL Collateral), no release of the second-priority liens on the ABL Collateral securing the Notes and any Additional Parity Debt shall be made unless (i) consent to such release has been given by the requisite percentage or number of the holders of the Notes and any Additional Parity Debt at the time outstanding as provided for in the applicable Note Document or Additional Parity Debt Document and (ii) the Issuer has delivered an Officer’s Certificate to the Notes Collateral Agent certifying that all such consents have been obtained. The liens on the Collateral securing the Notes that otherwise would have been released pursuant to the first sentence of this paragraph but for the occurrence and continuation of an Event of Default will be released when such Event of Default and all other Events of Default under the Indenture cease to exist.
          The security interests in all Collateral securing the Notes also will be released upon (i) payment in full of the principal of, together with accrued and unpaid interest (including additional interest, if any) on, the Notes and all other obligations related thereto under the Indenture, the Guarantees under the Indenture and the Collateral Documents with respect thereto that are due and payable at or prior to the time such principal, together with accrued and unpaid interest (including additional interest, if any), are paid or (ii) a legal defeasance or covenant defeasance under the Indenture as described below under “—Certain Covenants—Legal Defeasance and Covenant Defeasance” or a discharge of the Indenture as described under “—Certain Covenants—Satisfaction and Discharge.”
     No Impairment of the Security Interests
          Subject to the rights of the holders of Permitted Liens, neither the Issuer nor any of its Restricted Subsidiaries is permitted to take any action, or knowingly or negligently omit to take any action, which action or omission would or could reasonably be expected to have the result of materially impairing the security interest with respect to the Collateral for the benefit of the Trustee and the Holders.
          The Indenture provides that any release of Collateral in accordance with the provisions of the Indenture and the Collateral Documents will not be deemed to impair the security under the Indenture and that any Person may rely on such provision in delivering a certificate requesting release so long as all other provisions of the Indenture with respect to such release have been complied with.
     Further Assurances
          Subject to the limitations set forth in the Collateral Documents, the Indenture provides that the Issuer and each of the Guarantors will execute any and all further documents, financing statements, agreements and instruments, and take all further action that may be reasonably required under applicable law, or that the Notes Collateral Agent may reasonably request, in order to grant, preserve, protect and perfect the validity and priority of the security interests and Liens created or intended to be created by the Collateral Documents in the Collateral.
     Sufficiency of Notes Collateral
          In the event of foreclosure on the Notes Collateral, the proceeds from the sale of the Collateral is not expected to be sufficient to satisfy in full the Issuer’s obligations under the Notes, the Additional Parity Debt and the ABL Lenders Debt. The amount to be received upon such a sale would be dependent on numerous factors, including but not limited to the timing and the manner of the sale. In addition, the book value of the Notes Collateral should not be relied on as a measure of realizable value for such assets. By its nature, the book value of certain portions of the Notes Collateral may have to be greatly discounted when ascertaining its marketable value and portions of the Notes Collateral may be illiquid and may have no readily ascertainable market value at all. In particular, the Notes Collateral (including intellectual property) is generally more illiquid than the ABL Collateral (receivables and inventory). Accordingly, there can be no assurance that the Notes Collateral can be sold in a short period of time in an orderly manner. A significant portion of the Notes Collateral includes assets that may only be usable, and thus retain value, as part of the existing operating business of the Issuer and its Subsidiaries. Accordingly, any such sale of the Notes Collateral separate from the sale of certain of the operating businesses of the Issuer and its Subsidiaries may not be feasible or of significant value.
     Certain Bankruptcy Limitations
          The right of the Notes Collateral Agent to repossess and dispose of the Notes Collateral upon the occurrence of an Event of Default would be significantly impaired by applicable bankruptcy law in the event that a bankruptcy case were to be commenced by or against the Issuer or any of the Guarantors prior to the Notes Collateral Agent having repossessed and disposed of the Notes Collateral. Upon the commencement of a case for relief under the Bankruptcy Code, a secured creditor such as the Notes Collateral Agent is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from the debtor, without bankruptcy court approval. Moreover, the Bankruptcy Code permits the debtor to continue to retain and use Notes Collateral even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given adequate protection. The meaning of the term “adequate protection” may vary according to the circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the Notes Collateral and may include, if and at such times as the court in its discretion determines, cash payments or the granting of additional security for any diminution in the value of the Notes Collateral as a result of the stay of repossession or disposition as a result of the automatic stay under the Bankruptcy Code or any use of the Notes Collateral by the debtor during the pendency of the bankruptcy case. A bankruptcy court may determine that a secured creditor is not entitled to compensation for a diminution in the value of the Notes Collateral if the value of the Notes Collateral exceeds the debt it secures. In addition, a bankruptcy court may determine not to require cash payments as adequate protection to a secured creditor if (among other reasons) the bankruptcy court determines that the amount due under the Notes exceeds the value of the Notes Collateral.
          In view of the broad equitable powers of a bankruptcy court, it is impossible to predict how long payments under the Notes could be delayed following commencement of a bankruptcy case (to the extent such payments are made during the pendency of the bankruptcy case), whether or when the Notes Collateral Agent could repossess or dispose of the Collateral, the value of the Notes Collateral at the time of the bankruptcy petition or whether or to what extent Holders of the Notes would be compensated for any delay in payment or loss of value of the Notes Collateral through the requirement of “adequate protection.”
          Any disposition of the Notes Collateral during a bankruptcy case would also require permission from the bankruptcy court. Furthermore, in the event a bankruptcy court determines the value of the Collateral is not sufficient to repay all amounts due on the Notes, the claims of the Holders of the Notes in the bankruptcy case would be bifurcated into secured and unsecured components: they would hold secured claims to the extent of the value of the Notes Collateral to which the Holders of the Notes are entitled, and unsecured claims with respect to such shortfall. The Bankruptcy Code only permits the payment and/or accrual of post-petition interest, costs and attorney’s fees to a secured creditor during a debtor’s bankruptcy case if and to the extent the value of the Notes Collateral is determined by the bankruptcy court to exceed the aggregate outstanding principal amount of the obligations secured by the Notes Collateral. To the extent the Holders of the Notes are determined to be undersecured, interest accrual under the Notes would cease as of the date of the bankruptcy filing.
          Although creditors generally are afforded an opportunity to object to significant actions by the Issuer, there is the possibility that a bankruptcy court could approve actions that may be contrary to the interests of the Notes Collateral Agent and/or the Holders. Furthermore, the Notes may lose their ranking and priority if the Notes Collateral Agent and/or the Holders are found to exercise “dominion and control” over the Issuer and the Issuer or a bankruptcy trustee can demonstrate that the Issuer was adversely affected or that other creditors and equity holders were harmed by inequitable conduct engaged in by the Notes Collateral Agent and/or the Holders.
          U.S. bankruptcy law permits “substantially similar” claims to be classified together in a reorganization for purpose of voting on and distributions under a plan of reorganization. Because the standard for classification is vague, there exists a significant risk that the Holders’ influence with respect to a class of loans or debt instruments can be lost by the inflation of the number and the amount of claims in, or other alteration of, the class.
          In addition, the Notes Collateral Agent may need to evaluate the impact of the potential liabilities before determining to foreclose on the secured property because lenders that hold a security interest in real property may be held liable under environmental laws for the costs of remediating or preventing release or threatened releases of hazardous substances at the secured property. In this regard, the Notes Collateral Agent may decline to foreclose on the Notes Collateral or exercise remedies available if it does not receive indemnification to its satisfaction from the Holders of the Notes. Finally, the Notes Collateral Agent’s ability to foreclose on the Notes Collateral on behalf of Holders of the Notes may be subject to lack of perfection, the consent of third parties, prior liens and practical problems associated with the realization of the Notes Collateral Agent’s security interest in the Notes Collateral.

     Compliance with Trust Indenture Act
          The Indenture provides that the Issuer will comply with the provisions of § 314 of the Trust Indenture Act to the extent applicable. To the extent applicable, the Issuer will cause § 313(b) of the Trust Indenture Act, relating to reports, and § 314(d) of the Trust Indenture Act, relating to the release of property or securities subject to the Lien of the Collateral Documents, to be complied with. Any certificate or opinion required by § 314(d) of the Trust Indenture Act may be made by an officer or legal counsel, as applicable, of the Issuer except in cases where § 314(d) of the Trust Indenture Act requires that such certificate or opinion be made by an independent Person, which Person will be an independent engineer, appraiser or other expert selected by or reasonably satisfactory to the Trustee. Notwithstanding anything to the contrary in this paragraph, the Issuer will not be required to comply with all or any portion of § 314(d) of the Trust Indenture Act if it determines, in good faith based on the written advice of counsel, a copy of which written advice shall be provided to the Trustee, that under the terms of § 314(d) of the Trust Indenture Act or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or any portion of § 314(d) of the Trust Indenture Act is inapplicable to any release or series of releases of Collateral.
     Intercreditor Arrangements among the Notes and any Additional Parity Debt
          The intercreditor relationship among the Notes and any Additional Parity Debt is governed by a Collateral Agency Agreement, dated as of the Issue Date, between the Issuer and Wells Fargo Bank, N.A., as trustee under the Indenture and Wells Fargo Bank, N.A., as Notes Collateral Agent, which agreement provides that the Notes issued under the Indenture, including Additional Notes (if any), and any other Additional Parity Debt shall all rank pari passu. In addition, the Collateral Agency Agreement describes, among other things, the obligations, powers and duties of the Notes Collateral Agent, actions and voting by the Additional Parity Debt, the exercise of remedies, and the application of collateral proceeds.
     Voting as Single Class
          The Holders of the Notes and holders of any Additional Parity Debt will generally vote together as a single class for all purposes under the Collateral Documents. The requisite percentage of the Holders of Notes and holders of any Additional Parity Debt entitled to take certain actions under the Collateral Agency Agreement are referred to as the “Directing Creditors.”
     Acceleration; Exercise of Remedies
          The Trustee and the Notes Collateral Agent agreed, and the Holders of the Notes agreed by their acceptance of Notes, and the holders of any Additional Parity Debt will agree by their acceptance of such Additional Parity Debt, that none of the Notes Secured Parties shall, upon the occurrence of an Event of Default or an “event of default” under and as defined in the documentation governing any Additional Parity Debt, accelerate the applicable Obligations, unless it has received a “notice of acceleration” from the Notes Collateral Agent confirming that the Directing Creditors have approved such acceleration.
          The Trustee and the Notes Collateral Agent further agreed, and the Holders of the Notes further agreed by their acceptance of Notes, and the holders of any Additional Parity Debt will further agree by their acceptance of such Additional Parity Debt, that none of the Notes Secured Parties shall be entitled to exercise any remedies directly under the Collateral Documents but only by providing instructions to the Notes Collateral Agent. Upon receipt of any such instructions or upon the notice of commencement of an insolvency proceeding by the Issuer or any Guarantor, the Notes Collateral Agent shall exercise such remedies under the Collateral Documents as instructed by the Directing Creditors; provided that the Notes Collateral Agent receives indemnity satisfactory to it.
     Distribution of the Proceeds of the Notes Collateral
          Proceeds realized by the Notes Collateral Agent from the Notes Collateral, together with the proceeds of the ABL Collateral remaining after the satisfaction in full of all obligations in respect of the ABL Lender Debt or otherwise secured by the ABL Collateral prior to the Notes and any Additional Parity Debt, will be applied in the following order of priority:
•	first, to the payment of advances made and liabilities incurred by the Notes Collateral Agent in order to protect the Liens granted by the Collateral Documents and the payment of all reasonable costs and expenses incurred by and disbursements of attorneys, accountants, consultants, appraisers and other professionals engaged by the Notes Collateral Agent, the Trustee or any representative of the Additional Parity Debt in connection with the preservation, collection, foreclosure or enforcement of the Liens granted by the Collateral Documents or any interest, right, power or remedy of the Notes Collateral Agent or in connection with the collection or enforcement of any of the Obligations in respect of the Notes or any Additional Parity Debt in any insolvency proceeding, including all reasonable fees and disbursements of attorneys, accountants, consultants, appraisers and other professionals engaged by the Notes Collateral Agent, the Trustee or any representative of the Additional Parity Debt and reasonable compensation of the Notes Collateral Agent and the Trustee and disbursements of attorneys, accountants, consultants, appraisers and other professionals engaged by the Notes Collateral Agent, the Trustee or any representative of the Additional Parity Debt for services rendered in connection therewith;

•	second, to the payment of accrued and unpaid interest on the Notes and any Additional Parity Debt on a pro rata basis (to the extent the remaining proceeds are not sufficient to make the distribution referred to in this clause in full);

•	third, to the payment of any due and unpaid premium, if any, in respect of prepayment, repayment or redemption of the Notes and any Additional Parity Debt on a pro rata basis (to the extent the remaining proceeds are not sufficient to make the distribution referred to in this clause in full);

•	fourth, to the payment of the due and unpaid principal of the Notes and any Additional Parity Debt on a pro rata basis (to the extent the remaining proceeds are not sufficient to make the distribution referred to in this clause in full);

•	fifth, to any remaining unpaid amounts in respect of the Notes and any Additional Parity Debt on a pro rata basis (to the extent the remaining proceeds are not sufficient to make the distribution referred to in this clause in full); and

•	sixth, to other persons as their interests may appear or as instructed by the court of a competent jurisdiction.
          If, in any bankruptcy, insolvency or liquidation case, any equity securities, debt securities or other non-cash consideration from the reorganized debtor is distributed pursuant to a plan of reorganization or similar dispositive restructuring plan, the amount of such non-cash consideration to be distributed to each of the Holders of the Notes and any Additional Parity Debt, respectively, shall be distributed ratably among all classes of Notes and Additional Parity Debt, in accordance with the priorities described above. In addition, if, in any bankruptcy, insolvency or liquidation case, debt obligations of the reorganized debtor secured by Liens upon any property of the reorganized debtor are distributed pursuant to a plan of reorganization or similar dispositive restructuring plan, on account of the Notes and any Additional Parity Debt, then, to the extent the debt obligations distributed on account of the Notes and any Additional Parity Debt secured by Liens upon the same property, the priority of payments provisions described above will survive the distribution of such debt obligations pursuant to such plan and will apply with like effect to such debt obligations. For purposes of these intercreditor arrangements, all references to the Issuer or any Guarantor shall include such Person as a debtor-in-possession and any receiver or trustee for such Person in any bankruptcy, insolvency or liquidation case.
     Amendments of the Collateral Documents
          The Notes Collateral Agent will not agree to any amendment to the Collateral Agency Agreement or the Collateral Documents, except upon instructions given by the Directing Creditors (unless such amendment does not require any consent of the Holders of the Notes or the holders of Additional Parity Debt).
Ranking
          The payment of the principal of, premium, if any, and interest on the Notes and the payment of any Guarantee rank equally in right of payment to all existing and future unsubordinated Indebtedness of the Issuer or the relevant Guarantor, as the case may be, including the obligations of the ABL Credit Parties under the ABL Facility, subject to the collateral and intercreditor arrangements described below.
          The Notes and the Guarantees are effectively senior in right of payment to all of the Issuer’s and the Guarantors’ existing and future unsecured Indebtedness to the extent of the value of the collateral securing the Notes (after giving effect to any Lien on such collateral that are senior to the Liens securing the Notes). The Notes are effectively subordinated to all of the Issuer’s and each Guarantor’s existing and future Secured Indebtedness (including Indebtedness under the ABL Facility) to the extent of the value of the assets that do not constitute the Notes Collateral securing such Indebtedness on a first-priority lien basis.
          As of March 31, 2011, the Issuer and its subsidiaries have outstanding $13 million in aggregate principal amount of secured indebtedness other than the Notes, consisting of existing capital leases, all of which are effectively senior to the Notes with respect to the property subject to such capital leases. In addition, as of March 31, 2011, after giving effect to the offering and the application of proceeds therefrom, the ABL Credit Parties have approximately $20 million of available borrowing capacity under the $40 million ABL Facility, all of which would constitute Secured Indebtedness and effectively senior to the Notes to the extent of the value of the collateral that secures the ABL Facility.
          Although the Indenture contains limitations on the amount of additional Indebtedness that the Issuer and the Issuer’s Restricted Subsidiaries (including the Subsidiary Guarantors) may incur, under certain circumstances the amount of such Indebtedness could be substantial and such Indebtedness may be secured. See “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

Paying Agent and Registrar for the Notes
          The Trustee is currently acting as paying agent and registrar for the Notes. The registrar will maintain a register reflecting ownership of the Notes outstanding from time to time. The registered Holder of a Note will be treated as the owner of the Note for all purposes. The paying agent will make payments on, and the transfer agent will facilitate transfer of Notes on behalf of the Issuer.
          The Issuer may change the paying agent, the registrar or the transfer agent without prior notice to the Holders. The Issuer or any of its Subsidiaries may act as a paying agent, registrar or transfer agent.
          If any series of Notes are listed on an exchange and the rules of such exchange so require, the Issuer will satisfy any requirement of such exchange as to paying agents, registrars and transfer agents and will comply with any notice requirements required under such exchange in connection with any change of paying agent, registrar or transfer agent.
Transfer and Exchange
     A Holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. The Issuer will not be required to transfer or exchange any Note selected for redemption or tendered (and not withdrawn) for repurchase in connection with a Change of Control Offer or an Asset Sale Offer. Also, the Issuer will not be required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.
Principal, Maturity and Interest
     The Issuer issued the old notes in an aggregate principal amount of $175.0 million. The Notes will mature on February 15, 2017. Subject to compliance with the covenants described below under “—Certain Covenants—Liens” and ‘‘—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock,” the Issuer may issue additional Notes from time to time under the Indenture (“Additional Notes”). The Notes and any Additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase, except for certain waivers and amendments. Unless the context requires otherwise, references to “Notes” for all purposes of the Indenture and this “Description of Notes” include any Additional Notes that are actually issued. The Notes were issued in denominations of $2,000 and any integral multiples of $1,000 in excess of $2,000.
     Interest on the Notes accrues at a rate of 9.75% per annum. Interest on the Notes is payable semi-annually in arrears on each February 15 and August 15 (each, an “Interest Payment Date”), commencing on August 15, 2011 to the Holders of Notes of record on the immediately preceding February 1 and August 1. Interest on the Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.
     Payment of Principal, Premium and Interest
     Payments of principal of, premium, if any, and interest on the Notes are payable at the office or agency of the paying agent maintained for such purpose or, at the option of the paying agent, payment of interest may be made by check mailed to the Holders at their respective addresses set forth in the register of Holders; provided that (1) all payments of principal, premium, if any, and interest with respect to the Notes represented by one or more global notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof and (2) all payments of principal, premium, if any, and interest with respect to certificated Notes will be made by wire transfer to a U.S. dollar account maintained by the payee with a bank in the United States if such Holder elects payment by wire transfer by giving written notice to the Trustee or the paying agent to such effect designating such account no later than 30 days immediately preceding the relevant due date for payment (or such other date as the Trustee may accept in its discretion). Until otherwise designated by the Issuer, the Issuer’s office or agency for payments of principal, premium, if any, and interest will be the office of the Trustee maintained for such purpose.
Mandatory Redemption; Offers to Purchase; Open Market Purchases
     The Issuer is not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuer may be required to offer to purchase Notes as described under “—Repurchase at the Option of Holders.” The Issuer and its Affiliates may at any time and from time to time acquire Notes by means other than a redemption, including through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, so long as the acquisition does not violate the terms of the Indenture, upon such terms and such prices as the Issuer or its Affiliates may determine, which may be more or less than the initial purchase price of the Notes and could be for cash or other consideration.

Optional Redemption
     At any time prior to February 15, 2014, the Issuer may redeem all or a part of the Notes, upon notice as described under “—Selection and Notice,” at a redemption price equal to 100.0% of the principal amount of the Notes redeemed plus the Applicable Premium as of, plus accrued and unpaid interest, if any, to, but excluding the date of redemption (the “Redemption Date”), subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date.
     On and after February 15, 2014, the Issuer may redeem the Notes, in whole or in part, upon notice as described under “—Selection and Notice,” at the redemption prices (expressed as percentages of principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest, if any, to but excluding the Redemption Date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date, if redeemed during the twelve-month period beginning on February 15 of each of the years indicated below:

Year	Percentage
2014	104.875%
2015	102.438%
2016 and thereafter	100.000%
     In addition, until February 15, 2014, the Issuer may, at its option, on one or more occasions, redeem up to 35.0% of the aggregate principal amount of Notes issued under the Indenture at a redemption price equal to 109.750% of the aggregate principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, to but excluding the Redemption Date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date, with the net cash proceeds received by it from one or more Equity Offerings to the extent such net cash proceeds are received by or contributed to the Issuer; provided that (a) at least 65.0% of the sum of the aggregate principal amount of Notes originally issued under the Indenture on the Issue Date and any Additional Notes issued under the Indenture after the Issue Date remains outstanding immediately after the occurrence of each such redemption (excluding Notes held by the Issuer or any of its Subsidiaries); and (b) each such redemption occurs within 90 days of the date of closing of each such Equity Offering.
     At any time and from time to time prior to February 15, 2014, the Issuer may redeem, upon notice as described under “—Selection and Notice,” up to 10% of the aggregate principal amount of the Notes (including Additional Notes, if any) that have been issued under the Indenture at a redemption price of 103% of the principal amount thereof, plus accrued and unpaid interest, if any, to the Redemption Date; provided that in no event may the Issuer redeem more than 10% of the original aggregate principal amount of the Notes in any twelve-month period.
     Any redemption or notice of redemption may, at the Issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of an Equity Offering, other offering or other corporate transaction or event. Notice of any redemption in respect of an Equity Offering may be given prior to the completion thereof. If any Notes are listed on an exchange, and the rules of such exchange so require, the Issuer will notify the exchange of any such notice of redemption. In addition, the Issuer will notify the exchange of the principal amount of any Notes outstanding following any partial redemption of Notes.
     Selection and Notice
     If the Issuer is redeeming less than all of the Notes issued under the Indenture at any time, the Trustee will select the Notes to be redeemed (1) if the Notes are listed on an exchange (and such fact is known by a responsible officer of the Trustee), in compliance with the requirements of such exchange or (2) on a pro rata basis to the extent practicable, or, if the pro rata basis is not practicable for any reason, by lot or by such other method as the Trustee shall deem fair and appropriate. No Notes of $2,000 or less can be redeemed in part.
     Notices of redemption shall be delivered electronically or mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the Redemption Date to each Holder at such Holder’s registered address or otherwise in accordance with the procedures of DTC, except that redemption notices may be delivered more than 60 days prior to a Redemption Date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. If any Note is to be redeemed in part only, any notice of redemption that relates to such Note shall state the portion of the principal amount thereof that has been or is to be redeemed.
     With respect to Notes represented by certificated notes, the Issuer will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the Holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption, unless such redemption is conditioned on the happening of a future event. On and after the Redemption Date, interest ceases to accrue on Notes or portions of them called for redemption, unless the Issuer fails to make the payment when required.

Repurchase at the Option of Holders
     Change of Control
     The Indenture provides that if a Change of Control occurs, unless the Issuer has previously or concurrently delivered a redemption notice with respect to all the outstanding Notes as described under “—Optional Redemption,” the Issuer will make an offer to purchase all of the Notes pursuant to the offer described below (the “Change of Control Offer”) at a price in cash (the “Change of Control Payment”) equal to 101.0% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date. Within 30 days following any Change of Control, the Issuer will deliver notice of such Change of Control Offer electronically or by first-class mail, with a copy to the Trustee, to each Holder to the address of such Holder appearing in the security register or otherwise in accordance with the procedures of DTC with the following information:
     (1) that a Change of Control Offer is being made pursuant to the covenant entitled “Change of Control,” and that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by the Issuer;
     (2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is delivered (the “Change of Control Payment Date”);
     (3) that any Note not properly tendered will remain outstanding and continue to accrue interest;
     (4) that unless the Issuer defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;
     (5) that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender such Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;
     (6) that Holders will be entitled to withdraw their tendered Notes and their election to require the Issuer to purchase such Notes, provided that the paying agent receives, not later than the close of business on the expiration date of the Change of Control Offer, a facsimile transmission, electronic transmission or letter setting forth the name of the Holder, the principal amount of Notes tendered for purchase, and a statement that such Holder is withdrawing its tendered Notes and its election to have such Notes purchased;
     (7) that Holders whose Notes are being purchased only in part will be issued new Notes and such new Notes will be equal in principal amount to the unpurchased portion of the Notes surrendered. The unpurchased portion of the Notes must be equal to at least $2,000 or any integral multiple of $1,000 in excess of $2,000;
     (8) if such notice is delivered prior to the occurrence of a Change of Control, stating that the Change of Control Offer is conditional on the occurrence of such Change of Control; and
     (9) the other instructions, as determined by the Issuer, consistent with the covenant described hereunder, that a Holder must follow.
     The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.
     On the Change of Control Payment Date, the Issuer will, to the extent permitted by law:
     (1) accept for payment all Notes issued by it or portions thereof properly tendered pursuant to the Change of Control Offer;
     (2) deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Notes or portions thereof so tendered; and

     (3) deliver, or cause to be delivered, to the Trustee for cancellation the Notes so accepted together with an Officer’s Certificate to the Trustee stating that such Notes or portions thereof have been tendered to and purchased by the Issuer.
     The ABL Facility provides, and future credit agreements or other agreements relating to Indebtedness to which the Issuer becomes a party may provide, that certain change of control events with respect to the Issuer would constitute a default thereunder (including a Change of Control under the Indenture). If we experience a change of control that triggers a default under the ABL Facility, we could seek a waiver of such default or seek to refinance the ABL Facility. In the event we do not obtain such a waiver or refinance the ABL Facility, such default could result in amounts outstanding under the ABL Facility being declared due and payable or lending commitments being terminated. Additionally, our ability to pay cash to the Holders of Notes following the occurrence of a Change of Control may be limited by our then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases. See “Risk Factors—Risks Related to the Notes—We may not be able to repurchase the notes upon a change of control.”
     The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Initial Purchasers and us. After the Issue Date, we have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Liens.” Such restrictions in the Indenture can be waived only with the consent of the Holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford Holders of the Notes protection in the event of a highly leveraged transaction.
     The Issuer is not required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.
     Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement has been entered into for the Change of Control at the time of making of the Change of Control Offer.
     The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Issuer and its Subsidiaries, taken as a whole, to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Issuer and its Subsidiaries, taken as a whole. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Issuer to make an offer to repurchase the Notes as described above. In addition, under a recent Delaware Chancery Court interpretation of a change of control repurchase requirement with a continuing director provision, a board of directors may approve a slate of shareholder nominated directors without endorsing them or while simultaneously recommending and endorsing its own slate instead. The foregoing interpretation would permit the Issuer’s Board of Directors to approve a slate of directors that included a majority of dissident directors nominated pursuant to a proxy contest, and the ultimate election of such dissident slate would not constitute a “Change of Control” that would trigger a Holder’s right to require the Issuer to make a Change of Control Offer as described above.
     The provisions under the Indenture relating to the Issuer’s obligation to make an offer to repurchase the Notes as a result of a Change of Control, including the definition of Change of Control, may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes then outstanding.
Asset Sales
     The Indenture provides that the Issuer will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale, unless:
     (1) the Issuer or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (such fair market value to be determined by the Issuer at the time of contractually agreeing to such Asset Sale) of the assets sold or otherwise disposed of;

     (2) except in the case of a Permitted Asset Swap, at least 75% of the consideration therefor received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided that the following amounts shall be deemed to be Cash Equivalents for the purposes of this provision:
     (a) any liabilities (as shown on the Issuer’s or such Restricted Subsidiary’s most recent balance sheet or in the footnotes thereto) of the Issuer or such Restricted Subsidiary, other than liabilities that are by their terms subordinated to the Notes, that are assumed by the transferee of any such assets and for which the Issuer and all of its Restricted Subsidiaries have been validly released by all applicable creditors in writing;
     (b) any securities, notes or other obligations or assets received by the Issuer or such Restricted Subsidiary from such transferee that are converted by the Issuer or such Restricted Subsidiary into Cash Equivalents (to the extent of Cash Equivalents received) within 180 days following the closing of such Asset Sale; and
     (c) the amount of any Designated Non-cash Consideration received by the Issuer or any of its Restricted Subsidiaries in the Asset Sale; provided that the aggregate of such Designated Non-cash Consideration received in connection with Asset Sales (and still held) shall not exceed $5 million at any one time (with the fair market value in each case being measured at the time received and without giving effect to subsequent changes in value); and
     (3) if such Asset Sale involves the disposition of Collateral, the Issuer or such Guarantor has complied with the provisions of the Indenture and the Collateral Documents.
     Within 365 days after the receipt of any Net Proceeds of any Asset Sale, the Issuer or such Restricted Subsidiary, at its option, may apply the Net Proceeds from such Asset Sale,
     (1) to reduce Indebtedness as follows:
     (a) if the assets subject to such Asset Sale constitute Notes Collateral, to permanently reduce (or offer to reduce) Obligations under the Notes and any Additional Parity Debt on a pro rata basis, provided that all reductions of or offers to reduce Obligations under the Notes shall be made as provided under “—Optional Redemption” or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders to purchase their Notes at 100.0% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of Notes to be repurchased; or
     (b) if the assets subject to such Asset Sale constitutes ABL Collateral, to repay any Indebtedness under the ABL Facility secured by such ABL Collateral as required under the ABL Facility; or
     (c) if the assets subject to such Asset Sale do not constitute Collateral, to permanently reduce (or offer to reduce) Obligations under other Senior Indebtedness (and to correspondingly reduce commitments with respect thereto), provided that the Issuer shall equally and ratably reduce Obligations under the Notes and any Additional Parity Debt on a pro rata basis, provided that all reductions of or offers to reduce Obligations under the Notes shall be made as provided under “—Optional Redemption” or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders to purchase their Notes at 100.0% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of Notes to be repurchased; or
     (d) if the assets subject to such Asset Sale are the property or assets of a Restricted Subsidiary that is not a Guarantor, to permanently reduce Indebtedness of such Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to the Issuer or another Restricted Subsidiary; or
     (2) to make (a) an Investment in any one or more businesses, provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or any of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) capital expenditures or (c) acquisitions of other assets that are not classified as current assets under GAAP and that are used or useful in a Similar Business; provided that the assets (including Capital Stock) acquired with the Net Proceeds of a disposition of Collateral are pledged as Collateral to the extent required under the Collateral Documents (except to the extent the Lien thereon are released in accordance with the terms of the Collateral Documents);
provided that, in the case of clause (2) above, a binding commitment entered into not later than such 365th day shall extend the period for such Investment or other payment for an additional 180 days after the end of such 365-day period so long as the Issuer or such other Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 180 days of such commitment (an “Acceptable Commitment”) and, in the event any Acceptable

Commitment is later cancelled or terminated for any reason before the Net Proceeds are applied in connection therewith, then such Net Proceeds shall constitute Excess Proceeds on the date of such cancellation or termination, or such 180th day, as applicable.
     Any Net Proceeds from the Asset Sale that are not invested or applied as provided and within the time period set forth in the preceding paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Issuer shall make an offer to all Holders of the Notes and, if required by the terms of any Indebtedness that is pari passu with the Notes (“Pari Passu Indebtedness”), to the holders of such Pari Passu Indebtedness (an “Asset Sale Offer”), to purchase the maximum aggregate principal amount of the Notes and such Pari Passu Indebtedness that is in an amount equal to at least $2,000, that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100.0% of the principal amount thereof (or accreted value thereof, if less), plus accrued and unpaid interest, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuer will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed $10.0 million by delivering the notice required pursuant to the terms of the Indenture, with a copy to the Trustee. The Issuer may satisfy the foregoing obligations with respect to any Net Proceeds from an Asset Sale by making an Asset Sale Offer with respect to such Net Proceeds prior to the expiration of the relevant 365 days (or such longer period provided above) or with respect to Excess Proceeds of $10.0 million or less.
     To the extent that the aggregate amount of Notes and such Pari Passu Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuer may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount of Notes or the Pari Passu Indebtedness surrendered by such holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and the Issuer shall select such Pari Passu Indebtedness to be purchased on a pro rata basis based on the accreted value or principal amount of the Notes or such Pari Passu Indebtedness tendered. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds that resulted in the Asset Sale Offer shall be reset to zero.
     Pending the final application of any Net Proceeds pursuant to this covenant, the holder of such Net Proceeds may apply such Net Proceeds temporarily to reduce Indebtedness outstanding under a revolving credit facility or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture.
     The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.
     The provisions under the Indenture relative to the Issuer’s obligation to make an offer to repurchase the Notes as a result of an Asset Sale may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes then outstanding.
Certain Covenants
     Set forth below are summaries of certain covenants contained in the Indenture.
     Limitation on Restricted Payments
     The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:
     (1) declare or pay any dividend or make any payment or distribution on account of the Issuer’s, or any of its Restricted Subsidiaries’ Equity Interests, including any dividend or distribution payable in connection with any merger, amalgamation or consolidation other than:
     (a) dividends or distributions by the Issuer payable solely in Equity Interests (other than Disqualified Stock) of the Issuer; or
     (b) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly-Owned Subsidiary, the Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities;
     (2) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Issuer or any direct or indirect parent company of the Issuer, including in connection with any merger, amalgamation or consolidation;

     (3) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than:
     (a) Indebtedness permitted under clauses (7) and (8) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or
     (b) the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or
     (4) make any Restricted Investment
(all such payments and other actions set forth in clauses (I) through (IV) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:
     (1) no Default shall have occurred and be continuing or would occur as a consequence thereof;
     (2) immediately after giving effect to such transaction on a pro forma basis, the Issuer could incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” (the “Fixed Charge Coverage Test”); and
     (3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries after the Issue Date (including Restricted Payments permitted by clauses (1), (2) (with respect to the payment of dividends on Refunding Capital Stock (as defined below) pursuant to clause (b) thereof only), (6)(c) and (11) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (without duplication):
     (a) 50% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the end of the Issuer’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit; plus
     (b) 100% of the aggregate net cash proceeds and the fair market value of marketable securities or other property received by the Issuer since immediately after the Issue Date from the issue or sale of:
     (i) (A) Equity Interests of the Issuer, including Treasury Capital Stock (as defined below), but excluding cash proceeds and the fair market value of marketable securities or other property received from the sale of:
     (x) Equity Interests to any future, present or former employees, directors, officers, managers, distributors or consultants of the Issuer, any direct or indirect parent company of the Issuer or any of the Issuer’s Subsidiaries after the Issue Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph; and
     (y) Designated Preferred Stock; and
     (B) to the extent such net cash proceeds are actually contributed to the Issuer, Equity Interests of any direct or indirect parent company of the Issuer (excluding contributions of the proceeds from the sale of Designated Preferred Stock of such company or contributions to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph); or
     (ii) debt securities of the Issuer that have been converted into or exchanged for such Equity Interests of the Issuer;
provided that this clause (b) shall not include the proceeds from (W) Refunding Capital Stock, (X) Equity Interests or convertible debt securities of the Issuer sold to a Restricted Subsidiary, (Y) Disqualified Stock or debt securities that have been converted into Disqualified Stock or (Z) Excluded Contributions; plus
     (c) 100% of the aggregate amount of cash and the fair market value of marketable securities or other property contributed to the capital of the Issuer following the Issue Date (other than by a Restricted Subsidiary and other than any Excluded Contributions); plus

     (d) 100% of the aggregate amount received in cash and the fair market value of marketable securities or other property received by means of:
     (i) the sale or other disposition (other than to the Issuer or a Restricted Subsidiary) of Restricted Investments made by the Issuer or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Issuer or its Restricted Subsidiaries (other than by the Issuer or a Restricted Subsidiary) and repayments of loans or advances, which constitute Restricted Investments made by the Issuer or its Restricted Subsidiaries, in each case after the Issue Date not to exceed the amount of such Investments previously made in such Person; or
     (ii) the sale (other than to the Issuer or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by the Issuer or a Restricted Subsidiary pursuant to clause (9) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment) or a dividend from an Unrestricted Subsidiary after the Issue Date; plus
     (e) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary after the Issue Date, the fair market value of the Investment in such Unrestricted Subsidiary (which, if the fair market value of such Investment shall exceed $10 million, shall be determined by the board of directors of the Issuer whose resolution with respect thereto will be delivered to the Trustee) at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary, other than to the extent the Investment in such Unrestricted Subsidiary was made by the Issuer or a Restricted Subsidiary pursuant to clause (9) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment and not to exceed the amount of such Investments previously made in such Person.
     The foregoing provisions will not prohibit:
     (1) the payment of any dividend or other distribution or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or other distribution or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or other distribution or redemption payment would have complied with the provisions of the Indenture;
     (2) (a) the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Treasury Capital Stock”) or Subordinated Indebtedness of the Issuer or any Equity Interests of any direct or indirect parent company of the Issuer, in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent contributed to the Issuer (in each case, other than any Disqualified Stock) (“Refunding Capital Stock”) and (b) if immediately prior to the retirement of Treasury Capital Stock, the declaration and payment of dividend thereon was permitted under clause (6) of this paragraph, the declaration and payment of dividend on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent company of the Issuer) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Treasury Capital Stock immediately prior to such retirement;
     (3) the defeasance, redemption, repurchase, exchange or other acquisition or retirement of
     (i) Subordinated Indebtedness of the Issuer or a Subsidiary Guarantor made by exchange for, or out of the proceeds of a sale made within 90 days of, new Indebtedness of the Issuer or a Subsidiary Guarantor or
     (ii) Disqualified Stock of the Issuer or a Subsidiary Guarantor made by exchange for, or out of the proceeds of a sale made within 90 days of, Disqualified Stock of the Issuer or a Subsidiary Guarantor, that, in each case, is incurred in compliance with “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as:
     (a) the principal amount (or accreted value, if applicable) of such new Indebtedness or the liquidation preference of such new Disqualified Stock does not exceed the principal amount of (or accreted value, if applicable), plus any accrued and unpaid interest on, the Subordinated Indebtedness or the liquidation preference of, plus any accrued and unpaid dividends on, the Disqualified Stock being so defeased, redeemed, repurchased, exchanged, acquired or retired for value, plus the amount of any reasonable tender premium, defeasance costs and any fees and expenses incurred in connection with the issuance of such new Indebtedness or Disqualified Stock;
     (b) such new Indebtedness is subordinated to the Notes or the applicable Guarantee at least to the same extent as such Subordinated Indebtedness so defeased, redeemed, repurchased, exchanged, acquired or retired;

     (c) such new Indebtedness or Disqualified Stock has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness or Disqualified Stock being so defeased, redeemed, repurchased, exchanged, acquired or retired; and
     (d) such new Indebtedness or Disqualified Stock has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness or Disqualified Stock being so defeased, redeemed, repurchased, exchanged, acquired or retired;
     (4) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) of the Issuer or any direct or indirect parent company of the Issuer held by any future, present or former employee, director, officer, manager or consultant (including trustees, administrators, executors, powers of attorney, heirs, assignees, estates and beneficiaries of any of the foregoing) of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement, or any stock subscription or shareholder agreement (including, for the avoidance of doubt, any principal and interest payable on any notes issued by the Issuer or any direct or indirect parent company of the Issuer in connection with such repurchase, retirement or other acquisition); provided that the aggregate amount of Restricted Payments made under this clause does not exceed $2.5 million in the first fiscal year following the Issue Date (with unused amounts in any fiscal year being carried over to succeeding fiscal years); provided, further, that each of the amounts in any fiscal year under this clause may be increased by an amount not to exceed:
     (a) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Issuer and, to the extent contributed to the Issuer, the cash proceeds from the sale of Equity Interests of any direct or indirect parent company of the Issuer, in each case to any future, present or former employees, directors, officers, managers, or consultants of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Issue Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3) of the preceding paragraph; plus
     (b) the cash proceeds of key man life insurance policies received by the Issuer or its Restricted Subsidiaries after the Issue Date; less
     (c) the amount of any Restricted Payments previously made with the cash proceeds described in clauses (a) and (b) of this clause (4);
and provided, further, that cancellation of Indebtedness owing to the Issuer from any future, present or former employees, directors, officers, managers, or consultants (and the successors listed above) of the Issuer, any direct or indirect parent company of the Issuer or any of the Issuer’s Restricted Subsidiaries in connection with a repurchase of Equity Interests of the Issuer or any of its direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;
     (5) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Issuer or any of its Restricted Subsidiaries or any class or series of Preferred Stock of any Restricted Subsidiary issued in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” to the extent such dividends are included in the definition of “Fixed Charges”;
     (6) (a) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by the Issuer or any of its Restricted Subsidiaries after the Issue Date;
     (b) the declaration and payment of dividends to any direct or indirect parent company of the Issuer, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by such parent company after the Issue Date, provided that the amount of dividends paid pursuant to this clause (b) shall not exceed the aggregate amount of cash actually contributed to the Issuer from the sale of such Designated Preferred Stock; or
     (c) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph;
provided, in the case of each of (a), (b) and (c) of this clause (6), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance or declaration on a pro forma basis, the Issuer could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge

Coverage Ratio test in the first paragraph under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;
     (7) payments made or expected to be made by the Issuer or any Restricted Subsidiary in respect of withholding or similar taxes payable upon exercise of Equity Interests by any future, present or former employee, director, officer, manager or consultant and any repurchases of Equity Interests deemed to occur upon exercise of stock options, warrants or other convertible, exchangeable or exercisable instruments if such Equity Interests represent a portion of the exercise price of such instruments or required withholding or similar taxes;
     (8) Restricted Payments in an amount equal to the amount of Excluded Contributions previously received;
     (9) other Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (9) not to exceed the greater of (a) $20.0 million and (b) 2.5% of Consolidated Total Assets;
     (10) distributions or payments of Securitization Fees;
     (11) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to the provisions similar to those described under “—Repurchase at the Option of Holders—Change of Control” and “—Repurchase at the Option of Holders—Asset Sales”; provided that all Notes validly tendered by Holders in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed, acquired or retired for value;
     (12) the declaration and payment of dividends or distributions by the Issuer to, or the making of loans to, any direct or indirect parent company of the Issuer in amounts required for any direct or indirect parent company of the Issuer to pay, in each case without duplication,
     (a) franchise and excise taxes and other fees, taxes and expenses required to maintain their corporate existence;
     (b) foreign, federal, state and local income and similar taxes, to the extent such income taxes are attributable to the income of the Issuer and its Restricted Subsidiaries and, to the extent of the amount actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that the Issuer and its Restricted Subsidiaries would be required to pay in respect of foreign, federal, state and local taxes for such fiscal year were the Issuer, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent described above) to pay such taxes separately from any such parent company; and
     (c) general corporate operating and overhead costs and expenses (including customary salary, bonus and other benefits payable to employees, directors, officers and managers) of any direct or indirect parent company of the Issuer to the extent such costs and expenses are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries, including the Issuer’s proportionate share of such amounts relating to such parent entity being a public company; not to exceed $5 million in the aggregate in any fiscal year;
     (13) the distribution, by dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Issuer or a Restricted Subsidiary by, Unrestricted Subsidiaries (other than Unrestricted Subsidiaries, the primary assets of which are Cash Equivalents); provided that at the time of, and after giving effect to, any Restricted Payment permitted under clause (9), no Default shall have occurred and be continuing or would occur as a consequence thereof; and
     (14) (a) the distributions or other deposits into the (x) CVR Escrow Account or (y) the Excess Employee Escrow Account in each case pursuant to the terms of the CVR Documents or the Merger Agreement, and (b) any distribution, in accordance with the terms of the CVR Documents or the Merger Agreement, from: (i) the CVR Escrow Account; (ii) the Excess Employee Escrow Account or; (iii) the 280G Escrow Account.
     As of the Issue Date, all of the Issuer’s Subsidiaries will be Restricted Subsidiaries, except as expressly set forth in the definition of “Unrestricted Subsidiary.” The Issuer will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the next to the last sentence of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the penultimate sentence of the definition of “Investments.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, whether pursuant to the first paragraph of this covenant or under clause (9) of the second paragraph of this covenant, or pursuant to the definition of “Permitted Investments,” and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

     Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock
     The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, “incur” and collectively, an “incurrence”) with respect to any Indebtedness (including Acquired Indebtedness) and the Issuer will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or Preferred Stock; provided that the Issuer may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Subsidiary Guarantor may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio on a consolidated basis for the Issuer and its Restricted Subsidiaries for the Issuer’s most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.
     The foregoing limitations will not apply to:
     (1) the incurrence of Indebtedness pursuant to Credit Facilities by the Issuer or any Restricted Subsidiary and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the undrawn face amount thereof); provided that the aggregate principal amount of such Indebtedness outstanding pursuant to this clause (1) without duplication, does not exceed an amount equal to the greater of (a) $65.0 million and (b) the Borrowing Base at the time such debt is incurred.
     (2) the incurrence by the Issuer and any Subsidiary Guarantor of Indebtedness represented by the Notes (including any guarantee thereof) and the exchange notes and related exchange guarantees to be issued in exchange for Notes and the Guarantees pursuant to the Registration Rights Agreement (but excluding any Additional Notes);
     (3) Indebtedness of the Issuer and its Restricted Subsidiaries in existence on the Issue Date (other than Indebtedness described in clauses (1) and (2) outstanding on the Issue Date);
     (4) Indebtedness (including Capitalized Lease Obligations and Purchase Money Obligations) and Disqualified Stock incurred or issued by the Issuer or any Restricted Subsidiary and Preferred Stock issued by any Restricted Subsidiary, to finance the purchase, restoration, lease or improvement of property (real or personal), equipment or other assets, including assets that are used or useful in a Similar Business, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets in an aggregate principal amount, together with any Refinancing Indebtedness in respect thereof and all other Indebtedness, Disqualified Stock and/or Preferred Stock incurred or issued and outstanding under this clause (4), not to exceed the greater of (a) $15.0 million and (b) 2.5% of Consolidated Total Assets at any time outstanding;
     (5) Indebtedness incurred by the Issuer or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit, bank guarantees, banker’s acceptances, warehouse receipts, or similar instruments issued or created in the ordinary course of business, including letters of credit in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance; provided that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;
     (6) Indebtedness arising from agreements of the Issuer or its Restricted Subsidiaries providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided that such Indebtedness is not reflected on the balance sheet of the Issuer, or any of its Restricted Subsidiaries (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (6));
     (7) Indebtedness of the Issuer to a Restricted Subsidiary; provided that any such Indebtedness owing to a Restricted Subsidiary that is not a Subsidiary Guarantor is expressly subordinated in right of payment to the Notes; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien (but not foreclosure thereon)) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause (7);

     (8) Indebtedness of a Restricted Subsidiary to the Issuer or another Restricted Subsidiary; provided that if a Subsidiary Guarantor incurs such Indebtedness to a Restricted Subsidiary that is not a Subsidiary Guarantor, such Indebtedness is expressly subordinated in right of payment to the Guarantee of the Notes of such Subsidiary Guarantor; provided, further, that any subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien (but not foreclosure thereon)) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause (8);
     (9) shares of Preferred Stock of a Restricted Subsidiary issued to the Issuer or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Issuer or another of its Restricted Subsidiaries) shall be deemed, in each case, to be an issuance of such shares of Preferred Stock not permitted by this clause;
     (10) Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes);
     (11) obligations in respect of self-insurance and obligations in respect of performance, bid, appeal and surety bonds and performance and completion guarantees and similar obligations provided by the Issuer or any of its Restricted Subsidiaries or obligations in respect of letters of credit, bank guarantees or similar instruments related thereto, in each case in the ordinary course of business;
     (12) Indebtedness or Disqualified Stock of the Issuer and Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or, subject to the third paragraph of this covenant, any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference which, when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and incurred pursuant to this clause (12), does not at any one time outstanding exceed $20.0 million (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (12) shall cease to be deemed incurred or outstanding for purposes of this clause (12) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Issuer or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (12));
     (13) the incurrence by the Issuer or any Restricted Subsidiary of Indebtedness, the issuance by the Issuer or any Restricted Subsidiary of Disqualified Stock or the issuance by any Restricted Subsidiary of Preferred Stock which serves to extend, replace, refund, refinance, renew or defease any Indebtedness incurred or Disqualified Stock or Preferred Stock issued as permitted under the first paragraph of this covenant and clauses (2) and (3) above and clauses (13) and (14) below or any Indebtedness incurred or Disqualified Stock or Preferred Stock issued to so extend, replace, refund, refinance, renew or defease such Indebtedness, Disqualified Stock or Preferred Stock including additional Indebtedness, Disqualified Stock or Preferred Stock incurred to pay premiums (including reasonable tender premiums), defeasance costs and fees in connection therewith (the “Refinancing Indebtedness”) prior to its respective maturity; provided that such Refinancing Indebtedness:
     (a) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of, the Indebtedness, Disqualified Stock or Preferred Stock being extended, replaced, refunded, refinanced, renewed or defeased;
     (b) to the extent such Refinancing Indebtedness extends, replaces, refunds, refinances, renews or defeases (i) Indebtedness subordinated to the Notes or any Guarantee thereof, such Refinancing Indebtedness is subordinated to the Notes or the Guarantee thereof at least to the same extent as the Indebtedness being extended, replaced, refunded, refinanced, renewed or defeased or (ii) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness must be Disqualified Stock or Preferred Stock, respectively; and
     (c) shall not include:
     (i) Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Issuer that is not a Guarantor that refinances Indebtedness or Disqualified Stock of the Issuer;
     (ii) Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Issuer that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary Guarantor; or
     (iii) Indebtedness or Disqualified Stock of the Issuer or Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary that refinances Indebtedness, Disqualified Stock or Preferred Stock of an Unrestricted Subsidiary;

and, provided, further, that subclause (a) of this clause (13) will not apply to any extension, replacement, refunding, refinancing, renewal or defeasance of any Secured Indebtedness (other than Additional Parity Debt or any Secured Indebtedness secured on a junior priority basis to the Notes).
     (14) (a) Indebtedness or Disqualified Stock of the Issuer or Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary, incurred or issued to finance an acquisition or (b) Indebtedness, Disqualified Stock or Preferred Stock of Persons that are acquired by the Issuer or any Restricted Subsidiary or merged into or consolidated with the Issuer or a Restricted Subsidiary in accordance with the terms of the Indenture; provided that in the case of clauses (a) and (b), after giving effect to such acquisition, merger, amalgamation or consolidation, either (x) the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Test or (y) the Fixed Charge Coverage Ratio for the Issuer is greater than the Fixed Charge Coverage Ratio of the Issuer immediately prior to such acquisition, merger, amalgamation or consolidation;
     (15) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within ten (10) Business Days of its incurrence;
     (16) Indebtedness of the Issuer or any of its Restricted Subsidiaries supported by a letter of credit issued pursuant to Credit Facilities that is incurred under clause (1) above, in a principal amount not in excess of the stated amount of such letter of credit;
     (17) (a) any guarantee by the Issuer or a Restricted Subsidiary of Indebtedness or other obligations of any Restricted Subsidiary so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture, or (b) any guarantee by a Restricted Subsidiary of Indebtedness of the Issuer; provided that such guarantee is incurred in accordance with the covenant described below under “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”;
     (18) Indebtedness consisting of Indebtedness issued by the Issuer or any of its Restricted Subsidiaries to future, present or former employees, directors, officers, managers and consultants thereof (including trustees, administrators, executors, powers of attorney, heirs, assignees, estates and beneficiaries), in each case to finance the purchase or redemption of Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent described in clause (4) of the second paragraph under “—Limitation on Restricted Payments”;
     (19) customer deposits and advance payments received in the ordinary course of business from customers for goods purchased in the ordinary course of business;
     (20) Indebtedness in respect of Bank Products provided by banks or other financial institutions to the Issuer and its Restricted Subsidiaries in the ordinary course of business;
     (21) Indebtedness incurred by a Restricted Subsidiary in connection with bankers’ acceptances, discounted bills of exchange or the discounting or factoring of receivables for credit management purposes, in each case incurred or undertaken in the ordinary course of business on arm’s length commercial terms on a recourse basis;
     (22) Indebtedness of the Issuer or any of its Restricted Subsidiaries consisting of (a) the financing of insurance premiums or (b) take-or-pay obligations contained in supply arrangements in each case, incurred in the ordinary course of business; and
     (23) Indebtedness of the Issuer or any of its Restricted Subsidiaries undertaken in connection with cash management and related activities with respect to any Subsidiary or joint venture in the ordinary course of business.
     For purposes of determining compliance with this covenant:
     (1) in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of Permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (1) through (23) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuer, in its sole discretion, will classify or reclassify such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in one of the above clauses or under the first paragraph of this covenant; provided that all Indebtedness outstanding under the ABL Facility on the Issue Date will be treated as incurred on the Issue Date under clause (1) of the second paragraph above; and
     (2) at the time of incurrence, the Issuer will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above.

     Accrual of interest or dividends, the accretion of accreted value, the accretion or amortization of original issue discount and the payment of interest or dividends in the form of additional Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, of the same class will not be deemed to be an incurrence or issuance of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant.
     For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed (i) the principal amount of such Indebtedness being refinanced plus (ii) the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses incurred in connection with such refinancing.
     The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.
     The Indenture provides that the Issuer will not, and will not permit any Subsidiary Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinated or junior in right of payment to any Indebtedness of the Issuer or such Subsidiary Guarantor, as the case may be, unless such Indebtedness is expressly subordinated in right of payment to the Notes or such Subsidiary Guarantor’s Guarantee to the extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Issuer or such Subsidiary Guarantor, as the case may be. The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Indebtedness as subordinated or junior to any other Indebtedness merely because it has a junior priority with respect to the same collateral.
     Liens
     The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien that secures Obligations under any Indebtedness or any related Guarantee of Indebtedness, on any asset or property of the Issuer or any Restricted Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom, except that the foregoing shall not apply to (i) Liens securing the Notes and the related Guarantees (and the exchange notes and the related guarantees in respect thereof) but, except as otherwise permitted hereunder, excluding Additional Notes and (ii) (a) Permitted Liens and (b) Liens securing (x) Indebtedness and other Obligations permitted to be incurred under Credit Facilities, including any letter of credit facility relating thereto, that was incurred pursuant to clause (1) of the second paragraph under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (y) obligations of the Issuer or any Subsidiary in respect of any Bank Products or Hedging Obligations provided by any arranger, agent or lender party to any Credit Facility or any Affiliate of such arranger, agent or lender (or any Person that was an arranger, agent or lender or an Affiliate of an arranger, agent or lender at the time the applicable agreements pursuant to which such Bank Products or Hedging Obligations are provided or were entered into); provided, however, that this subclause (ii)(b) will not permit simultaneous first-priority Liens in respect of such Indebtedness on both the ABL Collateral and the Notes Collateral.
     Merger, Consolidation or Sale of All or Substantially All Assets
     The Issuer may not consolidate or merge with or into or wind up into (whether or not the Issuer is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:
     (1) the Issuer is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made, is a Person organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Person, as the case may be, being herein called the “Successor Company”); provided that in the case where the surviving Person is not a corporation, a co-obligor of the Notes is a corporation;
     (2) the Successor Company, if other than the Issuer, expressly assumes all the obligations of the Issuer under the Indenture, the Notes and the Collateral Documents pursuant to supplemental indenture or other documents or instruments;
     (3) immediately after such transaction, no Default exists;

     (4) immediately after giving pro forma effect to such transaction and any related financing transactions, as if such transactions had occurred at the beginning of the applicable four-quarter period, the Successor Company or the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Test or the Fixed Charge Coverage Ratio immediately after giving pro forma effect to such transaction is greater than the Fixed Charge Coverage Ratio immediately prior to giving pro forma effect to such transaction;
     (5) each Guarantor, unless it is a Subsidiary Guarantor that is the other party to the transactions described above, in which case clause (1)(b) of the second succeeding paragraph shall apply, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s obligations under the Indenture, the Notes, the Collateral Documents and the Registration Rights Agreement;
     (6) the Issuer shall have delivered to the Trustee an Officer’s Certificate stating that such consolidation, merger, amalgamation or transfer and such supplemental indenture, if any, comply with the Indenture.
     The Successor Company will succeed to, and be substituted for the Issuer under the Indenture, the Guarantees and the Notes, as applicable. Notwithstanding the immediately preceding clauses (3) and (4),
     (1) any Restricted Subsidiary that is not a Subsidiary Guarantor may consolidate or amalgamate with or merge into or transfer all or part of its properties and assets to the Issuer or any Restricted Subsidiary,
     (2) any Subsidiary Guarantor may consolidate or amalgamate with or merge into or transfer all or part of its properties and assets to the Issuer or a Subsidiary Guarantor (or to a Restricted Subsidiary if that Restricted Subsidiary becomes a Subsidiary Guarantor); and
     (3) the Issuer may merge with an Affiliate of the Issuer solely for the purpose of reincorporating the Issuer in the United States, the District of Columbia or any territory thereof so long as the amount of Indebtedness of the Issuer and its Restricted Subsidiaries is not increased thereby.
     Subject to certain limitations described in the Indenture governing release of a Guarantee upon the sale, disposition or transfer of a Subsidiary Guarantor, no Guarantor will, and the Issuer will not permit any Subsidiary Guarantor to, consolidate, amalgamate or merge with or into or wind up into (whether or not such Guarantor is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:
     (1) (a) such Guarantor is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a Person organized or existing under the laws of the jurisdiction of organization of such Guarantor, as applicable, or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such surviving Guarantor or such Person, as the case may be, being herein called the “Successor Person”);
     (b) the Successor Person, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor’s related Guarantee pursuant to supplemental indenture or other documents or instruments;
     (c) immediately after such transaction, no Default exists; and
     (d) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation or transfer and such supplemental indenture, if any, comply with the Indenture.
     (2) with respect to the Subsidiary Guarantors, the transaction is made in compliance with the first paragraph of the covenant described under “—Repurchase at the Option of Holders—Asset Sales.”
     Subject to certain limitations described in the Indenture, the Successor Person will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor’s Guarantee. Notwithstanding the foregoing, any Subsidiary Guarantor may (1) merge or consolidate with or into, wind up into or transfer all or part of its properties and assets to another Subsidiary Guarantor or the Issuer, (2) merge with an Affiliate of the Issuer solely for the purpose of reincorporating the Subsidiary Guarantor in the United States, any state thereof, the District of Columbia or any territory thereof or (3) convert into a corporation, partnership, limited partnership, limited liability corporation or trust organized or existing under the laws of the jurisdiction of organization of such Subsidiary Guarantor.

     Transactions With Affiliates
     The Issuer will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each of the foregoing, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $10.0 million, unless:
     (1) such Affiliate Transaction is on terms that are not materially less favorable to the Issuer or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis; and
     (2) the Issuer delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $15.0 million, a resolution adopted by the majority of independent directors (as determined pursuant to Section 5605(a)(2) of the NASDAQ Listing Rules) of the board of directors of the Issuer approving such Affiliate Transaction and set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (1) above.
     The foregoing provisions will not apply to the following:
     (1) transactions between or among the Issuer or any of its Restricted Subsidiaries or any entity that becomes a Restricted Subsidiary as a result of such transaction;
     (2) Restricted Payments permitted by the provisions of the Indenture described above under the covenant “—Limitation on Restricted Payments” and the definition of “Permitted Investments”;
     (3) the payment of management, consulting, monitoring, advisory and other fees and related expenses (including indemnification and other similar amounts) pursuant to the Management Advisory Agreement (plus any unpaid management, consulting, monitoring, advisory and other fees and related expenses (including indemnification and similar amounts) accrued in any prior year) and the termination fees pursuant to the Management Advisory Agreement, or, in each case, any amendment thereto so long as any such amendment is not materially disadvantageous in the good faith judgment of the board of directors of the Issuer to the Holders when taken as a whole, as compared to the Management Advisory Agreement as in effect on the Issue Date;
     (4) the payment of reasonable and customary fees and compensation paid to, and indemnities and reimbursements and employment and severance arrangements provided on behalf of or for the benefit of, current or former employees, directors, officers, managers, distributors or consultants of the Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries;
     (5) transactions in which the Issuer or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable to the Issuer or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis;
     (6) any agreement as in effect as of the Issue Date, or any amendment thereto (so long as any such amendment is not disadvantageous in any material respect in the good faith judgment of the board of directors of the Issuer to the Holders when taken as a whole as compared to the applicable agreement as in effect on the Issue Date);
     (7) the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided that the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (7) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous in any material respect in the good faith judgment of the board of directors of the Issuer to the Holders when taken as a whole;
     (8) transactions with customers, clients, suppliers, contractors, joint venture partners or purchasers or sellers of goods or services that are Affiliates, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Issuer and its Restricted Subsidiaries, in the reasonable determination of the board of directors of the Issuer or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

     (9) the issuance of Equity Interests (other than Disqualified Stock) of the Issuer to any direct or indirect parent company of the Issuer or to any Permitted Holder or to any employee, director, officer, manager, distributor or consultant of the Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries;
     (10) sales of accounts receivable, or participation therein, or Securitization Assets or related assets in connection with or any Qualified Securitization Facility;
     (11) payments by the Issuer or any of its Restricted Subsidiaries to any of the Investors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which payments are either (a) approved by a majority of the board of directors of the Issuer in good faith or (b) made pursuant to an agreement existing as of the Issue Date;
     (12) payments and Indebtedness and Disqualified Stock (and cancellation of any thereof) of the Issuer and its Restricted Subsidiaries and Preferred Stock (and cancellation of any thereof) of any Restricted Subsidiary to any future, current or former employee, director, officer, manager or consultant (including trustees, administrators, executors, powers of attorney, heirs, assignees, estates and beneficiaries of any of the foregoing) of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies pursuant to any management equity or other incentive plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement; and any employment agreements, severance agreements, stock option plans and other compensatory arrangements (and any successor plans thereto) and any supplemental executive retirement benefit plans or arrangements with any such employees, directors, officers, managers or consultants that are, in each case, approved by the Issuer in good faith;
     (13) payments by the Issuer (and any direct or indirect parent company thereof) and its Subsidiaries pursuant to tax sharing agreements among the Issuer (and any such parent company) and its Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that the Issuer, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent of amount received from Unrestricted Subsidiaries) would be required to pay in respect of foreign, federal, state and local taxes for such fiscal year were the Issuer, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent described above) to pay such taxes separately from any such parent entity; and
     (14) any transaction with a Person that is an Affiliate of the Issuer solely because the Issuer directly or indirectly owns Equity Interests in or controls such Person entered into in the ordinary course of business.
     Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries
     The Issuer will not, and will not permit any of its Restricted Subsidiaries that is not a Guarantor to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to:
     (1) (a) pay dividends or make any other distributions to the Issuer or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or
     (b) pay any Indebtedness owed to the Issuer or any of its Restricted Subsidiaries that is a Guarantor;
     (2) make loans or advances to the Issuer or any of its Restricted Subsidiaries that is a Guarantor; or
     (3) sell, lease or transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries, except (in each case) for such encumbrances or restrictions existing under or by reason of:
     (a) contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the ABL Facility and the related documentation and Hedging Obligations and Bank Products;
     (b) the Indenture, the Notes and the guarantees thereof and the Collateral Documents;
     (c) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions of the nature discussed in clause (3) above on the property so acquired;
     (d) applicable law or any applicable rule, regulation or order;
     (e) any agreement or other instrument of a Person acquired by or merged or consolidated with or into the Issuer or any of its Restricted Subsidiaries in existence at the time of such acquisition or at the time it merges with or into the Issuer or any of its Restricted Subsidiaries or assumed in connection with the acquisition of assets from such Person (but, in any such case, not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person so acquired and its Subsidiaries, or the property or assets of the Person so acquired and its Subsidiaries or the property or assets so acquired;
     (f) contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of the Issuer pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;
     (g) Permitted Additional Parity Debt and other Secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;
     (h) restrictions on cash or other deposits or net worth imposed by (i) customers, lenders or suppliers or (ii) other third parties under contracts entered into in the ordinary course of business;
     (i) customary provisions in joint venture agreements and other similar agreements relating solely to such joint venture;
     (j) customary provisions contained in leases, sub-leases, licenses, sub-licenses or similar agreements, including with respect to intellectual property and other agreements, in each case, entered into in the ordinary course of business;
     (k) restrictions created in connection with any Qualified Securitization Facility that, in the good faith determination of the Issuer are necessary or advisable to effect such Qualified Securitization Facility;
     (l) restrictions or conditions contained in any trading, netting, operating, construction, service, supply, purchase, sale or other agreement to which the Issuer or any of its Restricted Subsidiaries is a party entered into in the ordinary course of business; provided that such agreement prohibits the encumbrance of solely the property or assets of the Issuer or such Restricted Subsidiary that are the subject to such agreement, the payment rights arising thereunder or the proceeds thereof and does not extend to any other asset or property of the Issuer or such Restricted Subsidiary or the assets or property of another Restricted Subsidiary;
     (m) any encumbrance or restriction with respect to a Subsidiary Guarantor or Securitization Subsidiary which was previously an Unrestricted Subsidiary pursuant to or by reason of an agreement that such Subsidiary is a party to or entered into before the date on which such Subsidiary became a Restricted Subsidiary; provided that such agreement was not entered into in anticipation of an Unrestricted Subsidiary becoming a Restricted Subsidiary and any such encumbrance or restriction does not extend to any assets or property of the Issuer or any other Restricted Subsidiary other than the assets and property of such Subsidiary;
     (n) other Indebtedness, Disqualified Stock or Preferred Stock permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that, in the judgment of the Issuer, such incurrence will not materially impair the Issuer’s ability to make payments under the Notes when due;
     (o) any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (n) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuer, no more restrictive in any material respect with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing;
     (p) any encumbrance or restriction imposed by the CVR Documents or the Merger Agreement.
     Limitation on Guarantees of Indebtedness by Restricted Subsidiaries
     The Issuer will not permit any of its Wholly-Owned Subsidiaries that are Restricted Subsidiaries (and non-Wholly-Owned Subsidiaries if such non-Wholly-Owned Subsidiaries guarantee other capital markets debt securities of the Issuer or any Subsidiary Guarantor), other than a Subsidiary Guarantor or a Securitization Subsidiary, to guarantee the payment of any Indebtedness of the Issuer or any other Guarantor or become a borrower under the ABL Facility unless:

     (1) such Restricted Subsidiary within 30 days executes and delivers (x) a supplemental indenture to the Indenture providing for a Guarantee by such Restricted Subsidiary, except that with respect to a guarantee of Indebtedness of the Issuer or any Subsidiary Guarantor, if such Indebtedness is by its express terms subordinated in right of payment to the Notes or such Subsidiary Guarantor’s Guarantee, any such guarantee by such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Guarantee substantially to the same extent as such Indebtedness is subordinated to the Notes and (y) supplements to the applicable Collateral Documents in order to grant a Lien in the Collateral owned by such Restricted Subsidiary and takes all actions required by such Collateral Documents to perfect the Liens created thereunder; and
     (2) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Issuer or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee.
     The Issuer may elect, in its sole discretion, to cause any Subsidiary that is not otherwise required to be a Guarantor to become a Guarantor, in which case such Subsidiary shall not be required to comply with the 30 day period described in clause (1) above.
     After-Acquired Property
     Promptly following the acquisition by the Issuer or any Subsidiary Guarantor of any After-Acquired Property (but subject to the limitations, if applicable, described under “—Security for the Notes—Notes Collateral,” “—Security for the Notes—ABL Collateral,” “—Security for the Notes—Excluded Assets” and ‘‘—Security for the Notes—Limitations on Stock Collateral”) the Issuer or such Subsidiary Guarantor shall execute and deliver such mortgages, deeds of trust, security instruments, financing statements and, in the case of interests in real property, certificates and opinions of counsel, as shall be reasonably necessary to vest in the Notes Collateral Agent a perfected security interest in such After-Acquired Property and to have such After-Acquired Property added to the Notes Collateral or the ABL Collateral, as applicable, and thereupon all provisions of the Indenture relating to the Notes Collateral or the ABL Collateral, as applicable, shall be deemed to relate to such After-Acquired Property to the same extent and with the same force and effect.
     Payments for Consent
     The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.
     Reports and Other Information
     Notwithstanding that the Issuer may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Indenture requires the Issuer to file with the SEC (and make available to the Trustee and Holders of the Notes (without exhibits), without costs to any Holder, within 15 days after it files them with the SEC) from and after the Issue Date,
     (1) within 90 days after the end of each fiscal year, annual reports on Form 10-K, or any successor or comparable form, containing the information required to be contained therein, or required in such successor or comparable form;
     (2) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 10-Q containing all quarterly information that would be required to be contained in Form 10-Q, or any successor or comparable form; and
     (3) promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8-K, or any successor or comparable form.
In each case, in a manner that complies in all material respects with the requirements specified in such form; provided that the Issuer shall not be so obligated to file such reports with the SEC (i) if the SEC does not permit such filing or (ii) prior to consummation of an exchange offer or effectiveness of a shelf registration statement, in which event the Issuer will make available such information to prospective purchasers of Notes, in addition to providing such information (subject, in the case of required financial information, to exceptions consistent with the presentation of financial information in this prospectus, to the extent filed within the times specified above) to the Trustee and the Holders of the Notes, in each case within 15 days after the applicable time the Issuer would be required to file such information pursuant to the immediately preceding sentence. In addition, to the extent not satisfied by the foregoing, the Issuer will agree that, for so long as any Notes are outstanding, it will furnish to Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.
     The Indenture permits the Issuer to satisfy its obligations in this covenant with respect to financial information relating to the Issuer by furnishing financial information relating to any parent entity of the Issuer as long as such parent entity of the Issuer provides a Guarantee of the Notes; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent entity, on the one hand, and the information relating to the Issuer and its Restricted Subsidiaries on a standalone basis, on the other hand.
     Notwithstanding the foregoing, the Issuer will be deemed to have furnished such reports referred to above to the Trustee and the Holders of the Notes if it has filed such report with the SEC via the EDGAR filing system (or any successor thereto) and such reports are publicly available.
     Notwithstanding the foregoing, such requirements shall be deemed satisfied prior to the commencement of the exchange offer or the effectiveness of the shelf registration statement by (1) the filing with the SEC of the exchange offer registration statement or shelf registration statement (or any other similar registration statement), and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act, subject to exceptions consistent with the presentation of financial information in this prospectus, to the extent filed within the time specified above or (2) by posting on its website or providing to the Trustee by the applicable date the Issuer would be required to file such information as specified above, the financial information (including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section) that would be required to be included in such reports, subject to exceptions consistent with the presentation of financial information in this prospectus, to the extent posted within the times specified above.
     Events of Default and Remedies
     The Indenture provides that each of the following is an Event of Default:
     (1) default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Notes;
     (2) default for 30 days or more in the payment when due of interest or Additional Interest on or with respect to the Notes;
     (3) failure by the Issuer or any Guarantor for 60 days after receipt of written notice given by the Trustee or the Holders of not less than 25% in principal amount of the then outstanding Notes to comply with any of its obligations, covenants or agreements (other than a default referred to in clause (1) or (2) above) contained in the Indenture, the Notes or the Collateral Documents;
     (4) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Issuer or any of its Restricted Subsidiaries or the payment of which is guaranteed by the Issuer or any of its Restricted Subsidiaries, other than Indebtedness owed to the Issuer or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the Notes, if both:
     (a) such default either results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and
     (b) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $15.0 million or more at any one time outstanding;
     (5) failure by the Issuer or any Significant Subsidiary (or any group of Restricted Subsidiaries that together (determined as of the most recent consolidated financial statements of the Issuer for a fiscal quarter end provided as required under “—Reports and Other Information”) would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of $15.0 million (net of amounts covered by insurance policies issued by reputable insurance companies), which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

     (6) certain events of bankruptcy or insolvency with respect to the Issuer or any Significant Subsidiary (or any group of Restricted Subsidiaries that together (determined as of the most recent consolidated financial statements of the Issuer for a fiscal quarter end provided as required under “—Reports and Other Information”) would constitute a Significant Subsidiary);
     (7) the Guarantee of any Significant Subsidiary (or any group of Restricted Subsidiaries that together (determined as of the most recent consolidated financial statements of the Issuer for a fiscal quarter end provided as required under “—Reports and Other Information”) would constitute a Significant Subsidiary) shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of any Guarantor that is a Significant Subsidiary (or the responsible officers of any group of Restricted Subsidiaries that together (as of the most recent consolidated financial statement of the Issuer for a fiscal quarter end) would constitute a Significant Subsidiary), as the case may be, denies in writing that it has any further liability under its Guarantee or gives written notice to such effect, other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture; or
     (8) with respect to any Collateral, individually or in the aggregate, having a fair market value in excess of $15.0 million, any of the Collateral Documents ceases to be in full force and effect, or any of the Collateral Documents ceases to give the holders of the Notes the Liens in such Collateral purported to be created thereby, or any of the Collateral Documents is declared null and void or the Issuer or any Restricted Subsidiary denies in writing that it has any further liability under any Collateral Document or gives written notice to such effect (in each case (i) other than in accordance with the terms of the indenture or the terms of the ABL Facility or the Collateral Documents or (ii) unless waived by the requisite lenders under the ABL Facility if, after that waiver, the Issuer is in compliance with the covenant described under “—Security for the Notes”), except to the extent that any such loss of perfection or priority results from the failure of the Trustee to maintain possession of certificates actually delivered to it representing securities pledged under the Collateral Documents; provided that if a failure of the sort described in this clause (8) is susceptible of cure, no Event of Default shall arise under this clause (8) with respect thereto until 30 days after notice of such failure shall have been given to the Issuer by the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes issued under the Indenture.
     If any Event of Default (other than of a type specified in clause (6) above) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in principal amount of the then total outstanding Notes may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes to be due and payable immediately.
     Upon the effectiveness of such declaration, such principal of and premium, if any, and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section, all outstanding Notes will become due and payable without further action or notice. The Indenture provides that the Trustee may withhold from the Holders notice of any continuing Default, except a Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest.
     The Indenture provides that the Holders of a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default and its consequences under the Indenture (except a continuing Default in the payment of interest on, premium, if any, or the principal of any Note held by a non-consenting Holder) and rescind any acceleration with respect to the Notes and its consequences (except if such rescission would conflict with any judgment of a court of competent jurisdiction). In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose:
     (1) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged; or
     (2) holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or
     (3) the default that is the basis for such Event of Default has been cured.
     Subject to the provisions of the Indenture relating to the duties of the Trustee thereunder, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the Notes unless the Holders have offered to the Trustee reasonable indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:
     (1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

     (2) Holders of at least 25% in principal amount of the total outstanding Notes have requested the Trustee to pursue the remedy;
     (3) Holders of the Notes have offered the Trustee security or indemnity against any loss, liability or expense reasonably satisfactory to the Trustee;
     (4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and
     (5) Holders of a majority in principal amount of the total outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.
     Subject to certain restrictions, under the Indenture the Holders of a majority in principal amount of the total outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Note or that would involve the Trustee in personal liability.
     The Indenture provides that the Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Issuer is required to deliver to the Trustee a statement specifying any Default within five Business Days after becoming aware of such Default.
     No Personal Liability of Directors, Officers, Employees and Stockholders
     No past, present or future director, officer, employee, incorporator, member, partner or stockholder of the Issuer or any Guarantor or any of their direct or indirect parent companies (other than the Issuer and the Guarantors) shall have any liability, for any obligations of the Issuer or the Guarantors under the Notes, the Guarantees or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.
     Legal Defeasance and Covenant Defeasance
     The obligations of the Issuer and the Guarantors under the Indenture and the Collateral Documents will terminate (other than certain obligations) and will be released upon payment in full of all of the Notes. The Issuer may, at its option and at any time, elect to have all of its obligations discharged with respect to the Notes and have each Guarantor’s obligation discharged with respect to its Guarantee (“Legal Defeasance”), the Collateral released and cure all then existing Events of Default except for:
     (1) the rights of Holders of Notes to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due solely out of the trust created pursuant to the Indenture;
     (2) the Issuer’s obligations with respect to Notes concerning issuing temporary Notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;
     (3) the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer’s obligations in connection therewith; and
     (4) the Legal Defeasance provisions of the Indenture.
     In addition, the Issuer may, at its option and at any time, elect to have its obligations and those of each Guarantor released with respect to substantially all of the restrictive covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Issuer) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.
     In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Notes:
     (1) the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, U.S. dollar-denominated Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the Notes on the stated maturity date or on the Redemption Date, as the case may be, of such principal, premium, if any, or interest on such Notes and the Issuer must specify whether such Notes are being defeased to maturity or to a particular Redemption Date;
     (2) in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel confirming that, subject to customary assumptions and exclusions,
     (a) the Issuer has received from, or there has been published by, the United States Internal Revenue Service a ruling, or
     (b) since the issuance of the Notes, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the Holders and beneficial owners of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes, as applicable, as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;
     (3) in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel confirming that, subject to customary assumptions and exclusions, the Holders and beneficial owners of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to such tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;
     (4) no Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;
     (5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the ABL Facility, or any other material agreement or instrument (other than the Indenture) to which, the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than that resulting from any borrowing of funds to be applied to make the deposit required to effect such Legal Defeasance or Covenant Defeasance and any similar and simultaneous deposit relating to other Indebtedness, and, in each case, the granting of Liens in connection therewith);
     (6) the Issuer shall have delivered to the Trustee an Opinion of Counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions following the deposit, the trust funds will not be subject to the effect of Section 547 of Title 11 of the United States Code;
     (7) the Issuer shall have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer or any Guarantor or others; and
     (8) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.
     Satisfaction and Discharge
     The Indenture will be discharged and will cease to be of further effect as to all Notes, when either:
     (1) all Notes theretofore authenticated and delivered, except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or
     (2) (a) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer and the Issuer or any Guarantor have irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders of the Notes, cash in U.S. dollars, U.S. dollar-denominated Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

     (b) no Default (other than that resulting from borrowing funds to be applied to make such deposit or any similar and simultaneous deposit relating to other Indebtedness and the granting of Liens in connection therewith) with respect to the Indenture or the Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under the ABL Facility, or any other material agreement or instrument (other than the Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than resulting from any borrowing of funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);
     (c) the Issuer has paid or caused to be paid all sums payable by it under the Indenture; and
     (d) the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or the Redemption Date, as the case may be.
     In addition, the Issuer must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.
     Amendment, Supplement and Waiver
     Except as provided in the next two succeeding paragraphs, the Indenture, any Guarantee, the Notes and the Collateral Documents may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes, and any existing Default or compliance with any provision of the Indenture, the Notes or any Collateral Document issued thereunder may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a purchase of or tender offer or exchange offer for the Notes), other than Notes beneficially owned by the Issuer or its Affiliates.
     The Indenture provides that, without the consent of each affected Holder of Notes, an amendment or waiver may not, with respect to any Notes held by a non-consenting Holder:
     (1) reduce the principal amount of such Notes whose Holders must consent to an amendment, supplement or waiver;
     (2) reduce the principal of or change the fixed final maturity of any such Note or alter or waive the provisions with respect to the redemption of such Notes (for the avoidance of doubt, the provisions relating to the covenants described above under “—Repurchase at the Option of Holders” are not redemptions of the Notes);
     (3) reduce the rate of or change the time for payment of interest on any Note;
     (4) waive a Default in the payment of principal of or premium, if any, or interest on the Notes, except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the Indenture or any Guarantee which cannot be amended or modified without the consent of all Holders;
     (5) make any Note payable in money other than that stated therein;
     (6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest on the Notes;
     (7) make any change in these amendment and waiver provisions;
     (8) impair the right of any Holder to receive payment of principal of, or premium, if any, or interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes;
     (9) make any change to, or modify, the ranking of the Notes that would adversely affect the Holders; or
     (10) except as expressly permitted by the Indenture, modify the Guarantees of any Significant Subsidiary in any manner materially adverse to the Holders of the Notes.
     In addition, without the consent of the Holders of at least 66 2/3% in principal amount of Notes then outstanding, no amendment, supplement or waiver may (1) modify any Collateral Document, the Intercreditor Agreement or the provisions in the Indenture dealing with the Collateral or the Collateral Documents that would release all or substantially all of the Collateral from the Liens of the

Collateral Documents (except as permitted by the terms of the Indenture, the Collateral Documents and the Intercreditor Agreement) or change or alter the priority of the security interests in the Collateral, (2) make any change in any Collateral Document, any Intercreditor Agreement or the provisions in the Indenture dealing with the Collateral or the Collateral Documents or the application of trust proceeds of the Collateral that would adversely affect the Holders in any material respect or (3) modify the Intercreditor Agreement in any manner adverse to the Holders in any material respect other than in accordance with the terms of the Indenture, Collateral Documents and the Intercreditor Agreement.
     Notwithstanding the foregoing, the Issuer or any Guarantor (with respect to a Guarantee or the Indenture to which it is a party) and the Trustee may amend or supplement the Indenture, the Collateral Documents and any Guarantee or Notes without the consent of any Holder:
     (1) to cure any ambiguity, omission, mistake, defect or inconsistency;
     (2) to provide for uncertificated Notes of such series in addition to or in place of certificated Notes;
     (3) to comply with the covenant relating to mergers, amalgamations, consolidations and sales of assets;
     (4) to provide for the assumption of the Issuer’s or any Guarantor’s obligations to the Holders;
     (5) to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the Indenture of any such Holder;
     (6) to add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Issuer or any Guarantor;
     (7) to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;
     (8) to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee thereunder pursuant to the requirements thereof;
     (9) to provide for the issuance of exchange notes or private exchange notes, which are identical to exchange notes except that they are not freely transferable;
     (10) to add a Guarantor under the Indenture or Collateral under the Collateral Documents;
     (11) to release any Collateral as permitted by the Indenture;
     (12) to add any Additional Parity Debt as permitted by the Indenture and the Collateral Documents;
     (13) to conform the text of the Indenture, Guarantees or the Notes to any provision of this “Description of Notes” to the extent that such provision in this “Description of Notes” was intended to be a verbatim recitation of a provision of the Indenture, Guarantee or Notes, as certified to the Trustee in an officers’ certificate from the Issuer; or
     (14) to make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes as permitted by the Indenture, including, without limitation to facilitate the issuance and administration of the Notes; provided that (a) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (b) such amendment does not materially and adversely affect the rights of Holders to transfer Notes.
     The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.
Insurance
     The Indenture provides that the Issuer and the Guarantors will, and will cause each Restricted Subsidiary to, maintain, with financially sound and reputable insurance companies (a) insurance in such amounts and against such risks, as are customarily maintained by similarly situated companies engaged in the same or similar businesses operating in the same or similar locations (after giving effect to any self-insurance reasonable and customary for similarly situated companies) and (b) all insurance required pursuant to the Collateral Documents (and shall cause the Notes Collateral Agent to be listed as a lenders’ loss payee (together with any other lenders’ loss payee in accordance with the Intercreditor Agreement) on property and casualty policies covering loss or damage to

Collateral and as an additional insured on liability policies). The Issuer will furnish to the Notes Collateral Agent, upon request, information in reasonable detail as to the insurance so maintained.
     The Indenture requires that the Issuer and each Guarantor name the Trustee and the Notes Collateral Agent as a co-loss payee on property and casualty policies and as an additional insured as its interests may appear on the liability policies listed above. The Issuer shall provide evidence of such fact to the Trustee.
Notices
     Notices given by publication or electronic delivery will be deemed given on the first date on which publication is made and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing.
Concerning the Trustee
     The Indenture contains certain limitations on the rights of the Trustee thereunder, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.
     The Indenture provides that the Holders of a majority in principal amount of the outstanding Notes (excluding any Notes directly or indirectly held by the Issuer or its Affiliates) will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.
Governing Law
     The Indenture, the Notes and any Guarantee are governed by and construed in accordance with the laws of the State of New York.
Certain Definitions
     Set forth below are certain defined terms used in the Indenture. For purposes of the Indenture, unless otherwise specifically indicated, the term “consolidated” with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.
     “280G Escrow Account” means that certain escrow account in the amount of $3,000,000 established under the CVR Escrow Agreement to fund certain reimbursement obligations to Richard J. Surratt with a portion of the balance, if any, to be distributed to the Issuer and, to the extent sufficient funds are available, holders of the CVRs, as such escrow account is defined under the CVR Escrow Agreement, which as of the Issue Date $3,000,000 (plus accrued interest, if any) was then held in such escrow account.
     “ABL Credit Parties” means Cambium Learning, Inc. and its subsidiaries that guarantee the ABL Lenders Debt.
     “ABL Facility” means the certain Loan and Security Agreement dated as of the Issue Date by and among Cambium Learning, Inc., a Delaware corporation and a Wholly-Owned Subsidiary of the Issuer, as a borrower, the other borrowers party thereto, the lenders party thereto in their capacities as lenders thereunder and Harris N.A., as agent and Barclays Bank PLC, as collateral agent, including any related notes, collateral documents, letters of credit and guarantees, instruments and agreements executed in connection therewith, and any appendices, exhibits or schedules to any of the foregoing (as the same may be in effect from time to time), and any amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof (whether with the original agents and lenders or other agents or lenders or otherwise, and whether provided under the original credit agreement or other credit agreements or otherwise) and any indenture, guarantees, credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund, exchange or refinance any part of the loans, notes, guarantees, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” above).
     “ABL Lenders Debt” means (i) any Indebtedness outstanding from time to time under the ABL Facility, (ii) any Indebtedness which has a senior priority security interest relative to the Notes in the ABL Collateral, (iii) all obligations with respect to such Indebtedness and any Hedging Obligations entered into with any agent, arranger or lender (or their affiliates) under the ABL Facility

(or any Person that was an arranger, agent or lender or an Affiliate of an arranger, agent or lender at the time the applicable agreements pursuant to which such Hedging Obligations are provided or were entered into) and (iv) all Bank Products entered into with any agent, arranger or lender (or their affiliates) under the ABL Facility (or any Person that was an arranger, agent or lender or an Affiliate of an arranger, agent or lender at the time the applicable agreements pursuant to which such Bank Products are provided or were entered into).
     “Acquired Indebtedness” means, with respect to any specified Person,
     (1) Indebtedness of any other Person existing at the time such other Person is merged or consolidated with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging or consolidating with or into or becoming a Restricted Subsidiary of such specified Person, and
     (2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.
     “Additional Interest” means all additional interest then owing pursuant to the Registration Rights Agreement.
     “Additional Parity Debt” means the Additional Notes and any additional Secured Indebtedness that is ranked pari passu with the Notes and is permitted to be incurred pursuant to the first paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that (i) the representative of such Additional Parity Debt executes a joinder agreement to the Collateral Agency Agreement, the Intercreditor Agreement and, if applicable, to the other Collateral Documents, in each case in the form attached thereto, agreeing to be bound thereby and (ii) the Issuer has designated such Indebtedness as “Additional Parity Debt” thereunder.
     “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.
     “After-Acquired Property” means any and all assets or property (other than Excluded Assets) acquired after the Issue Date, including any property or assets acquired by the Issuer or a Guarantor from another Subsidiary, which in each case constitutes Collateral or would have constituted Collateral had such assets and property been owned by the Issuer or Guarantor on the Issue Date.
     “Amendment No. 1 to the Merger Agreement” means that certain Amendment No. 1 to Agreement and Plan of Mergers made as of September 20, 2010 referred to in the definition of “Merger Agreement.”
     “Applicable Premium” means, with respect to any Note on any Redemption Date, the greater of: (1) 1.0% of the principal amount of such Note, and (2) the excess, if any, of (a) the present value at such Redemption Date of (i) the redemption price of such Note at February 15, 2014 (such redemption price being set forth in the table appearing above under “Optional Redemption”), plus (ii) all required remaining scheduled interest payments due on such Note through February 15, 2014 (excluding accrued but unpaid interest to the Redemption Date), in each case computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over (b) the principal amount of such Note.
     “Asset Sale” means:
     (1) the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions (including by way of a Sale and Lease-Back Transaction) of property or assets of the Issuer or any of its Restricted Subsidiaries (each referred to in this definition as a “disposition”); or
     (2) the issuance or sale of Equity Interests of any Restricted Subsidiary (other than Preferred Stock of Restricted Subsidiaries issued in compliance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”), whether in a single transaction or a series of related transactions; in each case, other than:
     (a) any disposition of Cash Equivalents or obsolete or worn out property or equipment in the ordinary course of business or any disposition of inventory or goods (or other assets) held for sale or no longer used in the ordinary course of business;
     (b) the disposition of all or substantially all of the assets of the Issuer in a manner permitted pursuant to the provisions described above under “—Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control pursuant to the Indenture;

     (c) the making of any Restricted Payment that is permitted to be made, and is made, under the covenant described above under “—Certain Covenants—Limitation on Restricted Payments” including the making of any Permitted Investment;
     (d) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of related transactions with an aggregate fair market value of less than $2.5 million;
     (e) any disposition of property or assets or issuance of securities by a Restricted Subsidiary to the Issuer or by the Issuer or a Restricted Subsidiary to a Restricted Subsidiary;
     (f) to the extent allowable under Section 1031 of the Internal Revenue Code of 1986, any exchange of like property (excluding any boot thereon) for use in a Similar Business;
     (g) the lease, assignment, sub-lease, license or sub-license of any real or personal property in the ordinary course of business;
     (h) any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;
     (i) foreclosures, condemnation, casualty, expropriation or any similar action with respect to assets or the granting of Liens not prohibited by the Indenture;
     (j) sales of accounts receivable, or participations therein, or Securitization Assets (other than royalties or other revenues (except accounts receivable)) or related assets in connection with any Qualified Securitization Facility;
     (k) any financing transaction with respect to property built or acquired by the Issuer or any Restricted Subsidiary after the Issue Date, including Sale and Lease-Back Transactions and asset securitizations permitted by the Indenture;
     (1) the sale or discount of inventory, accounts receivable or notes receivable in the ordinary course of business or the conversion of accounts receivable to notes receivable;
     (m) the licensing or sub-licensing of intellectual property or other general intangibles in the ordinary course of business;
     (n) any surrender or waiver of contract rights or the settlement, release or surrender of contract rights or other litigation claims in the ordinary course of business;
     (o) the unwinding of any Hedging Obligations;
     (p) sales, transfers and other dispositions of Investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements;
     (q) the abandonment of intellectual property rights in the ordinary course of business, which in the reasonable good faith determination of the Issuer are not material to the conduct of the business of the Issuer and its Restricted Subsidiaries taken as a whole; and
     (r) the issuance by a Restricted Subsidiary of Preferred Stock or Disqualified Stock that is permitted by the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”
     “Bank Products” means any facilities or services related to cash management, including treasury, depository, overdraft, credit or debit card, purchase card, electronic funds transfer and other cash management arrangements and commercial credit card and merchant card services.
     “Borrowing Base” means, as of any date, an amount equal to the sum of:
     (1) 85% of the aggregate book value of all accounts receivable of the Issuer and its Restricted Subsidiaries; and
     (2) 65% of the aggregate book value of all inventory owned by the Issuer and its Restricted Subsidiaries, all calculated on a consolidated basis in accordance with GAAP. “Business Day” means each day which is not a Legal Holiday.
     “Calculation Date” means the date on which the event for which the calculation of the Fixed Charge Coverage Ratio shall occur.

     “Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) prepared in accordance with GAAP.
     “Capitalized Software Expenditures” shall mean, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by a Person and its Restricted Subsidiaries during such period in respect of licensed or purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of Person and its Restricted Subsidiaries.
     “Capital Stock” means:
     (1) in the case of a corporation, corporate stock;
     (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;
     (3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and
     (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.
     “Cash Equivalents” means:
     (1) United States dollars;
     (2) securities issued or directly and fully and unconditionally guaranteed or insured by the U.S. government or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of such government with maturities of 12 months or less from the date of acquisition;
     (3) certificates of deposit, time deposits and eurodollar time deposits with maturities of 12 months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any domestic or foreign commercial bank having capital and surplus of not less than $500.0 million in the case of U.S. banks and $100.0 million (or the U.S. dollar equivalent as of the date of determination) in the case of non-U.S. banks;
     (4) repurchase obligations for underlying securities of the types described in clauses (2), (3) and (7) entered into with any financial institution or recognized securities dealer meeting the qualifications specified in clause (3) above;
     (5) commercial paper rated at least P-2 by Moody’s or at least A-2 by S&P (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case maturing within 24 months after the date of creation thereof and Indebtedness or Preferred Stock issued by Persons with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s with maturities of 24 months or less from the date of acquisition;
     (6) marketable short-term money market and similar funds having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency);
     (7) readily marketable direct obligations issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody’s or S&P (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) with maturities of 24 months or less from the date of acquisition;
     (8) readily marketable direct obligations issued by any foreign government or any political subdivision or public instrumentality thereof, in each case having an Investment Grade Rating from either Moody’s or S&P (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) with maturities of 24 months or less from the date of acquisition;

     (9) Investments with average maturities of 12 months or less from the date of acquisition in money market funds rated AAA- (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody’s (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency); and
     (10) investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (9) above.
     In the case of Investments made in a country outside the United States of America, Cash Equivalents shall also include investments of the type and maturity described in clauses (1) through (7) and clauses (9) and (10) above of foreign obligors, which Investments or obligors (or the parents of such obligors) have ratings described in such clauses or equivalent ratings from comparable foreign rating agencies.
     Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (1) and (2) above, provided that such amounts are converted into any currency listed in clauses (1) and (2) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.
     “Change of Control” means the occurrence of any of the following after the Issue Date:
     (1) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Issuer and its Subsidiaries, taken as a whole, to any Person other than a Permitted Holder; or
     (2) the Issuer becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than one or more Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, amalgamation, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total voting power of the Voting Stock of the Issuer; or
     (3) the Issuer liquidates or dissolves or the stockholders of the Issuer adopt a plan of liquidation or dissolution.
     “Collateral” means the Notes Collateral and the ABL Collateral.
     “Collateral Agency Agreement” means the Intercreditor and Collateral Agency Agreement, dated as of the Issue Date, among the Issuer, each Guarantor, Wells Fargo Bank, N.A., as Notes Collateral Agent, and Wells Fargo Bank, N.A., as Trustee, and as it may be amended from time to time in accordance with the Indenture.
     “Collateral Documents” means, collectively, the security agreements, pledge agreements, mortgages, collateral assignments, deeds of trust and all other pledges, agreements, financing statements, patent, trademark or copyright filings, mortgages or other filings or documents that create or purport to create a Lien in the Collateral in favor of the Notes Collateral Agent and/or the Trustee (for the benefit of the Holders of the Notes), the Intercreditor Agreement and the Collateral Agency Agreement, in each case as they may be amended from time to time, and any instruments of assignment, control agreements, lockbox letters or other instruments or agreements executed pursuant to the foregoing.
     “Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense of such Person, including the amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, curriculum development expenses and fixed asset purchases and Capitalized Software Expenditures of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.
     “Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:
     (1) consolidated interest expense in respect of Indebtedness of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (c) non-cash interest charges (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (d) the interest component of Capitalized Lease Obligations, (e) net payments, if any, made (less net payments, if any, received), pursuant to interest rate Hedging Obligations with respect to Indebtedness, and excluding (u) any expense resulting from the discounting of any Indebtedness in connection with the application of recapitalization accounting or, if applicable, purchase accounting in connection with the any acquisition, (v) penalties and interest relating to taxes, (w) any

Additional Interest and any “additional interest” or “liquidated damages” with respect to other securities for failure to timely comply with registration rights obligations, (x) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses and discounted liabilities, (y) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Qualified Securitization Facility and (z) any accretion of accrued interest on discounted liabilities); plus
     (2) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less
     (3) interest income of such Person and its Restricted Subsidiaries for such period.
     For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.
     “Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided that, without duplication,
     (1) any net after-tax effect of extraordinary, non-recurring or unusual gains, losses or charges (including all fees and expenses relating thereto), including, without limitation, any expenses relating to severance, relocation costs, integration costs, transition costs, pre-opening, opening, consolidation and closing costs for facilities, costs incurred in connection with any strategic initiatives, other business optimization expenses (including costs and expenses relating to business optimization programs and new systems design and implementation costs), restructuring costs and curtailments or modifications to pension and post-retirement employee benefit plans shall be excluded;
     (2) any net after-tax effect of gains or losses attributable to asset dispositions or abandonments (including any disposal of abandoned or discontinued operations) or the sale or other disposition of any Capital Stock of any Person other than in the ordinary course of business as determined in good faith by the Issuer shall be excluded;
     (3) the Net Income for such period of any Person that is an Unrestricted Subsidiary or any Person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be excluded; provided that Consolidated Net Income of the Issuer shall be increased by the amount of dividends or distributions or other payments that are actually paid in Cash Equivalents (or to the extent converted into Cash Equivalents) to the Issuer or a Restricted Subsidiary thereof in respect of such period and the net losses of any such Person shall only be included to the extent funded with cash from the Issuer or any Restricted Subsidiary;
     (4) solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph of “—Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination permitted in whole without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived, provided that Consolidated Net Income of the Issuer will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) to the Issuer or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein;
     (5) effects of adjustments (including the effects of such adjustments pushed down to the Issuer and its Restricted Subsidiaries) in the inventory, property and equipment, software, goodwill, other intangible assets, in-process research and development, deferred revenue, debt line items and other noncash charges in such Person’s consolidated financial statements pursuant to GAAP resulting from the application of recapitalization accounting or, if applicable, purchase accounting in relation to any consummated acquisition or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded;
     (6) any net after-tax effect of income (loss) from the early extinguishment or conversion of (a) Indebtedness, (b) Hedging Obligations or (c) other derivative instruments shall be excluded;
     (7) any impairment charge or asset write-off or write-down, including impairment charges or asset write-offs or write-downs related to intangible assets, long-lived assets, investments in debt and equity securities or as a result of a change in law or regulation, in each case, pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP shall be excluded;
     (8) any non-cash compensation charge or expense, including any such charge or expense arising from the grants of stock appreciation or similar rights, stock options, restricted stock or other rights or equity incentive programs shall be excluded;

     (9) any fees, expenses or charges incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, Asset Sale, disposition, incurrence or repayment of Indebtedness (including such fees, expenses or charges related to the offering of the Notes and the ABL Facility), issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (including any amendment or other modification of the Notes and the ABL Facility) and including, in each case, any such transaction consummated prior to the Issue Date and any such transaction undertaken but not completed, and any charges or non-recurring merger costs incurred during such period as a result of any such transaction, in each case whether or not successful, shall be excluded;
     (10) any net unrealized gain or loss (after any offset) resulting in such period from Hedging Obligations and the application of Accounting Standards Codification 815 shall be excluded;
     (11) any net unrealized gain or loss (after any offset) resulting in such period from currency translation and transaction gains or losses including those related to currency remeasurements of Indebtedness (including any net loss or gain resulting from Hedging Obligations for currency exchange risk) and any other monetary assets and liabilities shall be excluded; and
     (12) gains and losses recorded in accordance with changes in the fair value of contingent value rights.
     Notwithstanding the foregoing, for the purpose of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only (other than clause (3)(d) of the first paragraph thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by the Issuer and its Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from the Issuer and its Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by the Issuer or any of its Restricted Subsidiaries, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (3)(d) thereof.
     “Consolidated Secured Leverage Ratio” means, as of any date of determination, the ratio of (a) all Indebtedness of the Issuer and its Restricted Subsidiaries that is secured by a Lien on any assets of the Issuer and its Restricted Subsidiaries to (b) EBITDA of the Issuer and its Restricted Subsidiaries for the most recent four fiscal quarter period ending prior to such date for which the Issuer has consolidated financial statements available, in each case with such pro forma adjustments to EBITDA as are consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.
     “Consolidated Total Assets” means, as at any date of determination, the total assets of the Issuer and the Restricted Subsidiaries which may properly be classified as assets on a consolidated balance sheet of the Issuer and the Restricted Subsidiaries in accordance with GAAP.
     “Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent:
     (1) to purchase any such primary obligation or any property constituting direct or indirect security therefor;
     (2) to advance or supply funds
     (a) for the purchase or payment of any such primary obligation, or
     (b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or
     (3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.
     “Credit Facilities” means, with respect to the Issuer or any of its Restricted Subsidiaries, one or more debt facilities, including the ABL Facility, or other financing arrangements (including, without limitation, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other long-term indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

     “CVR” means each contingent value right originally issued by the Issuer pursuant to the CVR Agreement to holders of common stock, par value $0.001 per share, of Voyager Learning Company, immediately prior to the effective time (the “Effective Time”) of the merger pursuant to the Merger Agreement on December 8, 2009, following the Effective Time as part of the merger consideration paid to such holders in such merger, as the same may be amended, supplemented or otherwise modified from time to time in a manner not materially adverse to the Holders of the Notes.
     “CVR Agreement” means that certain Contingent Value Rights Agreement, dated as of December 8, 2009, by and among the Issuer, Vowel Representative, LLC, as stockholders’ representative, and Wells Fargo Bank, National Association, as rights agent and initial CVR agent, as the same may be amended, supplemented or otherwise modified from time to time in a manner not materially adverse to the Holders of the Notes.
     “CVR Documents” means each of the CVRs, the CVR Agreement, the CVR Escrow Agreement and the CVR Security Documents.
     “CVR Escrow Account” means that certain escrow account established under the CVR Escrow Agreement for the purpose of funding certain payments under the CVR Agreement, as such escrow account is defined in the CVR Escrow Agreement.
     “CVR Escrow Agreement” means that certain Escrow Agreement, dated as of December 8, 2009, by and among Wells Fargo Bank, National Association, as escrow agent, Vowel Representative, LLC, as stockholders’ representative, the Issuer, Voyager Learning Company and Richard J. Surratt, as amended by Amendment No. 1 to the CVR Escrow Agreement, dated as of September 20, 2010, as the same may be amended, supplemented or otherwise modified from time to time in a manner not materially adverse to the Holders of the Notes.
     “CVR Obligations” means, collectively, (i) the obligation of the Issuer to deposit and, to cause certain of the Issuer’s subsidiaries to deposit, certain tax refunds relating to Voyager Learning Company and its subsidiaries in the CVR Escrow Account, pursuant to Sections 5.22(b), 5.22(c) and 5.22(d) of the Merger Agreement, and (ii) the obligation of the Issuer to deposit, and to cause certain of the Issuer’s subsidiaries to deposit, generally, an amount equal to 50% of the cash amount realized from any refunds, credits or reductions in taxes by VLCY or its subsidiaries from the payment of certain agreed contingencies pursuant to the Merger Agreement and (iii) the obligation to make or permit any payments or other distributions or withdrawals to be made from the 280G Escrow Account, the CVR Escrow Account or the Excess Employee Payment Escrow Account, in each case, in accordance with the terms and conditions of the CVR Escrow Agreement.
     “CVR Security Documents” means that certain Security Agreement, dated as of December 8, 2009, by and among the Issuer, Voyager Learning Company and Vowel Representative, LLC, as agent for the benefit of the stockholders of Voyager Learning Company immediately prior to the effective time of the merger on December 8, 2009 of Vowel Acquisition Corp. with and into Voyager Learning Company with Voyager Learning Company as the surviving corporation, and each other security agreement, document, financing statement or other instrument executed or delivered in connection therewith, in each case, as the same may be amended, supplemented or otherwise modified from time to time in a manner not materially adverse to the Holders of the Notes.
     “Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.
     “Designated Non-cash Consideration” means the fair market value, as set forth in an Officer’s Certificate, of non-cash consideration received by the Issuer or any of its Restricted Subsidiaries in connection with an Asset Sale.
     “Designated Preferred Stock” means Preferred Stock of the Issuer or any direct or indirect parent company thereof (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate executed by the principal financial officer of the Issuer or the applicable parent company thereof, as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph of “—Certain Covenants—Limitation on Restricted Payments.”
     “Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely as a result of a change of control or asset sale) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the earlier of the maturity date of the Notes or the date the Notes are no longer outstanding; provided that any Capital Stock held by any future, current or former employee, director, officer, manager or consultant (excluding Veronis Suhler Stevenson (but not excluding any future, current or former employee, director, officer, manager or consultant))), of the Issuer, any of its Subsidiaries, any of its direct or indirect parent companies or any other entity in which the Issuer or a Restricted Subsidiary has an Investment and is designated in good faith as an “affiliate” by the board of directors of the

Issuer (or the compensation committee thereof), in each case pursuant to any stock subscription or shareholders’ agreement, management equity plan or stock option plan or any other management or employee benefit plan or agreement shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer or its Subsidiaries or in order to satisfy applicable statutory or regulatory obligations.
     “EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period
     (1) increased (without duplication) by the following, in each case (other than clause (j)) the extent deducted (and not added back) in determining Consolidated Net Income for such period:
     (a) provision for taxes based on income or profits or capital, including, without limitation, federal, state, provincial, franchise, excise and similar taxes and foreign withholding taxes (including any future taxes or other levies which replace or are intended to be in lieu of such taxes and any penalties and interest related to such taxes or arising from tax examinations) and the net tax expense associated with any adjustments made pursuant to clauses (1) through (12) of the definition of “Consolidated Net Income”; plus
     (b) Fixed Charges of such Person for such period (including (x) net losses or Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk, net of interest income and gains with respect to such obligations, (y) costs of surety bonds in connection with financing activities, and (z) amounts excluded from Consolidated Interest Expense as set forth in clauses (1)(u) through (z) in the definition thereof); plus
     (c) Consolidated Depreciation and Amortization Expense of such Person for such period; plus
     (d) the amount of any restructuring charges, accruals or reserves; plus
     (e) any other non-cash charges (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period); plus
     (f) the amount of any minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-Wholly Owned Subsidiary; plus
     (g) the amount of loss on sale of receivables, Securitization Assets and related assets to any Securitization Subsidiary in connection with a Qualified Securitization Facility; plus
     (h) any costs or expense incurred by the Issuer or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Issuer or net cash proceeds of an issuance of Equity Interest of the Issuer (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation set forth in clause (3) of the first paragraph under “—Certain Covenants—Limitation on Restricted Payments”; plus
     (i) cash receipts (or any netting arrangements resulting in reduced cash expenditures) not representing EBITDA or Consolidated Net Income in any period to the extent non-cash gains relating to such income were deducted in the calculation of EBITDA pursuant to clause (2) below for any previous period and not added back; plus
     (j) any net loss from disposed or discontinued operations;
     (2) decreased (without duplication) by the following, in each case to the extent included in determining Consolidated Net Income for such period:
     (a) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced EBITDA in any prior period; plus
     (b) any non-cash gains with respect to cash actually received in a prior period unless such cash did not increase EBITDA in such prior period; plus
     (c) any net income from disposed or discontinued operations; plus
     (d) extraordinary gains and unusual or non-recurring gains (less all fees and expenses relating thereto); and

     (3) increased or decreased (without duplication) by, as applicable, any adjustments resulting from the application of FASB Accounting Standards Codification 460, Guarantees.
     “EMU” means economic and monetary union as contemplated in the Treaty on European Union.
     “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.
     “Equity Offering” means any public or private sale solely for cash of common stock or Preferred Stock of the Issuer (excluding Disqualified Stock), other than:
     (1) public offerings with respect to the Issuer’s common stock registered on Form S-4 or Form S-8;
     (2) issuances to any Subsidiary of the Issuer; and
     (3) any such public or private sale that constitutes an Excluded Contribution.
     “euro” means the single currency of participating member states of the EMU.
     “Excess Employee Payment Escrow Account” means that certain unfunded escrow account established under the CVR Escrow Agreement as defined as the “Excess Employee Payment Account” under the CVR Escrow Agreement.
     “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.
     “Excluded Capital Stock” shall mean (a) any Capital Stock with respect to which the Issuer has reasonably determined in good faith in writing to the Notes Collateral Agent that the costs (including any costs resulting from material adverse tax consequences) of pledging such Equity Interests shall be excessive in view of the benefits to be obtained by the Holders therefrom, (b) solely in the case of any pledge of Capital Stock of any Foreign Subsidiary to secure the Obligations under the Notes, any Capital Stock that are voting Capital Stock of such Foreign Subsidiary in excess of 65% of the outstanding voting Capital Stock of such class, (c) any Capital Stock to the extent the pledge thereof would be prohibited by any applicable law, rule or regulation, (d) the Capital Stock of any Subsidiary that is not wholly owned by the Issuer and its Subsidiaries at the time such Subsidiary becomes a Subsidiary (for so long as such Subsidiary remains a non-wholly owned Subsidiary to the extent that the governing documents of such non-wholly owned Subsidiary prevents the grant of a security interest therein), (e) the Capital Stock of any Subsidiary whose assets, as reflected on their most recent balance sheet prepared in accordance with GAAP, and revenues for the twelve-month period ending on the last day of the most recent fiscal quarter for which financial statements are available, do not exceed $1.0 million, (f) the Capital Stock of any Subsidiary of a Foreign Subsidiary and (g) the Capital Stock of any Unrestricted Subsidiary, including, without limitation, VLCY.
     “Excluded Contract” means at any date any rights or interest of the Issuer or any Guarantor under any agreement, contract, license, lease, instrument, document or other general intangible (referred to solely for purposes of this definition as a “Contract”) to the extent that such Contract by the terms of a restriction in favor of a Person who is not the Issuer or any Guarantor, or any requirement of law, prohibits, or requires any consent or establishes any other condition for or could or would be terminated, abandoned, invalidated, rendered unenforceable, or would be breached or defaulted under because of an assignment thereof or a grant of a security interest therein by the Issuer or a Guarantor (after giving effect to Section 9-406, 9-407, 9-408 or 9-409 of the UCC or principles of equity); provided that: (i) rights to payment under any such Contract otherwise constituting an Excluded Contract by virtue of this definition shall be included in the Collateral to the extent permitted thereby or by Section 9-406 or Section 9-408 of the Uniform Commercial Code and (ii) all proceeds paid or payable to any of the Issuer or any Guarantor from any sale, transfer or assignment of such contract and all rights to receive such proceeds shall be included in the Collateral.
     “Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds received by the Issuer from
     (1) contributions to its common equity capital; and
     (2) the sale (other than to a Subsidiary of the Issuer or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Issuer) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Issuer;
in each case designated as Excluded Contributions pursuant to an Officer’s Certificate executed by the principal financial officer of the Issuer on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph under “—Certain Covenants—Limitation on Restricted Payments.”

     “fair market value” means, with respect to any asset or liability, the fair market value of such asset or liability as determined by the Issuer in good faith.
     “Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Issuer or any Restricted Subsidiary incurs, assumes, guarantees, redeems, repays, retires or extinguishes any Indebtedness (other than Indebtedness incurred or repaid under any revolving credit facility) unless such Indebtedness has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Fixed Charge Coverage Ratio Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, repayment, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.
     For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with GAAP) that have been made by the Issuer or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Coverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, amalgamation, consolidation or discontinued operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, amalgamation, consolidation or discontinued operation had occurred at the beginning of the applicable four-quarter period.
     For purposes of this definition, whenever pro forma effect is to be given to an Investment, acquisition, disposition, merger, amalgamation or consolidation, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer (and may include, for the avoidance of doubt, cost savings, synergies and operating expense reductions resulting from such Investment, acquisition, merger, amalgamation or consolidation which is being given pro forma effect that have been or are reasonably expected to be realized) provided that any pro forma adjustments shall be limited to those that (a) are reasonably identifiable and factually supportable as of the date of such calculation and (b) have occurred or are reasonably expected to occur in the twelve months following the applicable date of such calculation, in the reasonable judgment of the responsible financial or accounting officer of the Issuer and, the chief financial officer of the Issuer shall certify the foregoing pursuant to a duly completed certificate signed and delivered to the Trustee. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.
     “Fixed Charges” means, with respect to any Person for any period, the sum of, without duplication:
     (1) Consolidated Interest Expense of such Person for such period;
     (2) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock during such period; and
     (3) all dividends or other distributions paid or accrued (excluding items eliminated in consolidation) on any series of Disqualified Stock during such period.
     “Foreign Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person that is not organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof and any Restricted Subsidiary of such Foreign Subsidiary.

     “GAAP” means generally accepted accounting principles in the United States of America which are in effect from time to time.
     “Government Securities” means securities that are:
     (1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or
     (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.
     “Governmental Authority” means any nation or government, any state or other political subdivision thereof, any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative functions of or pertaining to government, any securities exchange and any self-regulatory organization established to perform such functions.
     “guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.
     “Guarantee” means the guarantee by any Guarantor of the Issuer’s Obligations under the Indenture and the Notes.
     “Hedging Obligations” means, with respect to any Person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, foreign exchange contract, currency swap agreement or similar agreement (including equity derivative agreements) providing for the transfer or mitigation of interest rate, currency, commodity risks or equity risks either generally or under specific contingencies.
     “Holder” means the Person in whose name a Note is registered on the registrar’s books.
     “Indebtedness” means, with respect to any Person, without duplication:
     (1) any indebtedness (including principal and premium) of such Person, whether or not contingent:
     (a) in respect of borrowed money;
     (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof);
     (c) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations) due more than twelve months after such property is acquired, except (i) any such balance that constitutes an obligation in respect of a commercial letter of credit, a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP and if not paid after becoming due and payable; or
     (d) representing the net obligations under any Hedging Obligations;
     if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP; provided that Indebtedness of any direct or indirect parent of the Issuer appearing upon the balance sheet of the Issuer solely by reason of push-down accounting under GAAP shall be excluded;
     (2) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations of the type referred to in clause (1) of a third Person (whether or not such items would appear upon the balance sheet of the such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business; and
     (3) to the extent not otherwise included, the obligations of the type referred to in clause (1) of a third Person secured by a Lien on any asset owned by such first Person, whether or not such Indebtedness is assumed by such first Person, but limited to the fair market value of the assets subject to such Lien;
provided that notwithstanding the foregoing, Indebtedness shall be deemed not to include (a) Contingent Obligations incurred in the ordinary course of business, (b) (except for purposes of calculating a Person’s Consolidated Secured Leverage Ratio) obligations under or in respect of Qualified Securitization Facilities, (c) any operating lease rental expense to the extent that such rental expense is required to be recognized as a deferred liability on any Person’s balance sheet in accordance with Statement of Financial Accounting Standard No. 13 or (d) any of the CVR Obligations.
     “Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of the Issuer, qualified to perform the task for which it has been engaged.
     “Intercreditor Agreement” means the Lien Subordination and Intercreditor Agreement, dated as of the Issue Date, among the ABL Collateral Agent, the Notes Collateral Agent, the Issuer and each Guarantor, as it may be amended from time to time in accordance with the Indenture.
     “Initial Purchasers” Barclays Capital Inc. and BMO Capital Markets Corp.
     “Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or if the Notes are not then rated by Moody’s or S&P, an equivalent rating by any other Rating Agency.
     “Investment Grade Securities” means:
     (1) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents);
     (2) debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among the Issuer and its Subsidiaries;
     (3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and
     (4) corresponding instruments in countries other than the United States customarily utilized for high quality investments.
     “Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers and distributors, commission, travel and similar advances to employees, directors, officers, managers, distributors and consultants in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of the Issuer in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments”:
     (1) “Investments” shall include the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to:
     (a) the Issuer’s “Investment” in such Subsidiary at the time of such redesignation; less
     (b) the portion (proportionate to the Issuer’s Equity Interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and
     (2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

     The amount of any Investment outstanding at any time shall be the original cost of such Investment, reduced by any dividend, distribution, interest payment, return of capital, repayment or other amount received in cash by the Issuer or a Restricted Subsidiary in respect of such Investment.
     “Investors” means Veronis Suhler Stevenson and, if applicable, each of its Affiliates and funds or partnerships managed by it or its Affiliates but not including, however, any portfolio companies of any of the foregoing.
     “Issue Date” means February 17, 2011.
     “Issuer” has the meaning set forth in the first paragraph under “General.”
     “Legal Holiday” means a Saturday, a Sunday or a day on which commercial banking institutions are not required to be open in the State of New York or place of payment.
     “Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.
     “Management Advisory Agreement” means the agreement made in respect of certain advisory services between certain of one or more of the management companies associated with the Investors or their advisors, if applicable, and the Issuer, in effect on the Issue Date.
     “Management Stockholders” means the members of management of the Issuer (or its direct parent) who are holders of Equity Interests of the Issuer or any direct or indirect parent companies of the Issuer on the Issue Date.
     “Merger Agreement” means that certain Agreement and Plan of Mergers, dated as of June 20, 2009, by and among the Issuer (f/k/a Cambium Holdings, Inc.), Voyager Learning Company, VSS-Cambium Holdings II Corp., Vowel Acquisition Corp., Consonant Acquisition Corp. and Vowel Representative, LLC, as amendment by Amendment No. 1 to Agreement and Plan of Mergers made as of September 20, 2010, by and between the Issuer and Vowel Representative, LLC, as the same may be amended, supplemented or otherwise modified from time to time in a manner not materially adverse to the Holders of the Notes.
     “Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.
     “Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.
     “Net Proceeds” means the aggregate cash or Cash Equivalents proceeds received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale, including any cash or Cash Equivalents received upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale, net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration, including legal, accounting and investment banking fees, payments made in order to obtain a necessary consent or required by applicable law, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, other fees and expenses, including title and recordation expenses, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien (other than Liens on the Collateral securing the ABL Facility) on such assets and required (other than required by clause (1) of the second paragraph of “—Repurchase at the Option of Holders—Asset Sales”) to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Issuer or any of its Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Issuer or any of its Restricted Subsidiaries after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.
     “Notes Collateral Agent” means Wells Fargo Bank, N.A., in its capacity as “Collateral Agent” under the Indenture, the Intercreditor Agreement, the Collateral Agency Agreement, and the other Collateral Documents, and any successor thereto in such capacity.
     “Obligations” means any principal, interest (including any interest accruing on or subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), premium, penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.
     “Officer” means, with respect to a Person, the Chairman of the board of directors, the Chief Executive Officer, the Chief Financial Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of such Person.
     “Officer’s Certificate” means a certificate signed on behalf of a Person by an Officer of such Person, who must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of such Person that meets the requirements set forth in the Indenture.
     “Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuer or the Trustee.
     “Permitted Additional Parity Debt” means obligations under any Additional Parity Debt; provided that after giving effect to the Incurrence of any such Indebtedness the Consolidated Secured Leverage Ratio of the Issuer and its Restricted Subsidiaries shall be less than or equal to 4.0:1.0.
     “Permitted Asset Swap” means the substantially concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and Cash Equivalents between the Issuer or any of its Restricted Subsidiaries and another Person; provided that any Cash Equivalents received must be applied in accordance with the covenant described under “—Repurchase at the Option of Holders—Asset Sales; provided further that the assets received are pledged as Collateral to the extent required by the Collateral Documents (except to the extent the Lien thereon is released by the lenders under the ABL Facility) to the extent that the assets disposed of constituted Collateral.
     “Permitted Holders” means each of (i) the Investors, (ii) Management Stockholders and (iii) any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members (a “Permitted Holder Group”); provided that, in the case of such group (x) each member of such Permitted Holder Group has voting rights proportional to the percentage of ownership interest held or acquired by such member and (y) no Person or other “group” (other than Permitted Holders specified in clauses (i) and (ii) above) beneficially owns a greater percentage (on a fully diluted basis) of the total voting power of the Voting Stock of the Issuer than is held, in the aggregate, by the Permitted Holders specified in clauses (i) and (ii) above in such Permitted Holder Group. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.
     ‘‘Permitted Investments” means:
     (1) any Investment in the Issuer or any of its Restricted Subsidiaries;
     (2) any Investment in Cash Equivalents or Investment Grade Securities;
     (3) any Investment by the Issuer or any of its Restricted Subsidiaries in a Person (including, to the extent constituting an Investment, in assets of a Person that represent substantially all of its assets or a division, business unit or product line, including research and development and related assets in respect of any product) that is engaged directly or through entities that will be Restricted Subsidiaries in a Similar Business if as a result of such Investment:
     (a) such Person becomes a Restricted Subsidiary; or
     (b) such Person, in one transaction or a series of related transactions, is amalgamated, merged or consolidated with or into, or transfers or conveys substantially all of its assets (or a division, business unit or product line, including any research and development and related assets in respect of any product), or is liquidated into, the Issuer or a Restricted Subsidiary, and, in each case, any Investment held by such Person; provided that such Investment was not acquired by such Person in contemplation of such acquisition, merger, amalgamation, consolidation or transfer;
     (4) any Investment in securities or other assets not constituting Cash Equivalents or Investment Grade Securities and received in connection with an Asset Sale made pursuant to the first paragraph under “—Repurchase at the Option of Holders—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

     (5) any Investment existing on the Issue Date or made pursuant to binding commitments in effect on the Issue Date or an Investment consisting of any extension, modification or renewal of any such Investment or binding commitment existing on the Issue Date; provided that the amount of any such Investment may be increased in such extension, modification or renewal only (a) as required by the terms of such Investment or binding commitment as in existence on the Issue Date (including as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities) or (b) as otherwise permitted under the Indenture;
     (6) any Investment acquired by the Issuer or any of its Restricted Subsidiaries:
     (a) consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business;
     (b) in exchange for any other Investment or accounts receivable held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable (including any trade creditor or customer); or
     (c) in satisfaction of judgments against other Persons; or
     (d) as a result of a foreclosure by the Issuer or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;
     (7) Hedging Obligations permitted under clause (10) of the covenant described in “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;
     (8) any Investment in a Similar Business taken together with all other Investments made pursuant to this clause (8) that are at that time outstanding, not to exceed the greater of (a) $30.0 million and (b) 5.0% of Consolidated Total Assets;
     (9) Investments the payment for which consists of Equity Interests (other than Disqualified Stock) of the Issuer, or any of its direct or indirect parent companies; provided that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under the covenant described in “—Certain Covenants—Limitations on Restricted Payments”;
     (10) guarantees of Indebtedness permitted under the covenant described in “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;
     (11) any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under “—Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2) and (5) of such paragraph);
     (12) Investments consisting of purchases or other acquisitions of inventory, supplies, material or equipment or the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;
     (13) additional Investments, taken together with all other Investments made pursuant to this clause (13) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or have not been subsequently sold or transferred for cash or marketable securities), not to exceed the greater of (a) $10.0 million and (b) 5.0% of Consolidated Total Assets;
     (14) Investments in or relating to a Securitization Subsidiary that, in the good faith determination of the Issuer are necessary or advisable to effect any Qualified Securitization Facility or any repurchase obligation in connection therewith;
     (15) advances to, or guarantees of Indebtedness of, employees not in excess of $1.5 million outstanding at any one time, in the aggregate;
     (16) loans and advances to employees, directors, officers, managers, distributors and consultants for business-related travel expenses, moving expenses and other similar expenses or payroll advances, in each case incurred in the ordinary course of business or consistent with past practices or to fund such Person’s purchase of Equity Interests of the Issuer or any direct or indirect parent company thereof;
     (17) advances, loans or extensions of trade credit in the ordinary course of business by the Issuer or any of its Restricted Subsidiaries;

     (18) any Investment in any Subsidiary or any joint venture in connection with intercompany cash management arrangements or related activities arising in the ordinary course of business;
     (19) Investments consisting of purchases and acquisitions of assets or services in the ordinary course of business;
     (20) Investments made in the ordinary course of business in connection with obtaining, maintaining or renewing client contacts and loans or advances made to distributors in the ordinary course of business;
     (21) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business;
     (22) repurchases of Notes; and
     (23) investments in the ordinary course of business consisting of Uniform Commercial Code Article 3 endorsements for collection of deposit and Article 4 customary trade arrangements with customers consistent with past practices; and
     (24) Investments in securities of trade creditors or customers in the ordinary course of business received upon foreclosure or pursuant to any plan of reorganization or liquidation or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers.
“Permitted Liens” means, with respect to any Person:
     (1) pledges, deposits or security by such Person under workmen’s compensation laws, unemployment insurance, employers’ health tax, and other social security laws or similar legislation or other insurance related obligations (including, but not limited to, in respect of deductibles, self insured retention amounts and premiums and adjustments thereto) or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefit of) insurance carriers providing property, casualty or liability insurance, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory or similar obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;
     (2) Liens imposed by law, such as landlords’, carriers’, warehousemen’s, materialmen’s, repairmen’s, mechanics’ and similar Liens, in each case for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate actions or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;
     (3) Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or not yet payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate actions diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;
     (4) Liens in favor of issuers of performance, surety, bid, indemnity, warranty, release, appeal or similar bonds or with respect to other regulatory requirements or letters of credit or bankers acceptances issued, and completion guarantees provided for, in each case, issued pursuant to the request of and for the account of such Person in the ordinary course of its business or consistent with past practice prior to the Issue Date;
     (5) minor survey exceptions, minor encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights-of-way, servitudes, sewers, electric lines, drains, telegraph, telephone and cable television lines and other similar purposes, or zoning, building codes or other restrictions (including minor defects and irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental, to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially impair their use in, the operation of the business of such Person;
     (6) Liens securing Obligations relating to any Indebtedness permitted to be incurred pursuant to clause (4), (12) or (13) of the second paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that (a) Liens securing Obligations relating to any Indebtedness, Disqualified Stock or Preferred Stock permitted to be incurred pursuant to clause (13) relate only to Obligations relating to Refinancing Indebtedness that (x) is secured by Liens on the same assets as the assets securing the Refinancing Indebtedness (other than after-acquired property that is (A) affixed or incorporated into the property covered by such Lien, (B) after-acquired property subject to a Lien securing such Indebtedness, the terms of which Indebtedness require or include a pledge of after-acquired property (it being understood that such requirement shall not be permitted to apply to any property to which such requirement would not have applied but for such acquisition) and (C) the proceeds and products thereof) or (y) extends, replaces, refunds, refinances, renews or defeases Indebtedness incurred or Disqualified Stock or Preferred Stock issued under clause (4) or (12) of the second paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” and (b) Liens securing Obligations relating to any Indebtedness, Disqualified Stock or Preferred Stock to be incurred pursuant to clause (4) of the second paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” extend only to the assets so purchased, leased or improved and any accessions or extensions thereof;
     (7) Liens existing on the Issue Date or pursuant to agreements in existence on the Issue Date (which may include Liens on after-acquired property that is (A) affixed or incorporated into the property covered by such Lien, (B) after-acquired property subject to a Lien securing such Indebtedness, the terms of which Indebtedness require or include a pledge of after-acquired property (it being understood that such requirement shall not be permitted to apply to any property to which such requirement would not have applied but for such acquisition) and (C) the proceeds and products thereof);
     (8) Liens on property or shares of stock or other assets of a Person at the time such Person becomes a Subsidiary; provided that such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, that such Liens may not extend to any other property or other assets owned by the Issuer or any of its Restricted Subsidiaries (other than after-acquired property that is (A) affixed or incorporated into the property covered by such Lien, (B) after-acquired property subject to a Lien securing such Indebtedness, the terms of which Indebtedness require or include a pledge of after-acquired property (it being understood that such requirement shall not be permitted to apply to any property to which such requirement would not have applied but for such acquisition) and (C) the proceeds and products thereof);
     (9) Liens on property or other assets at the time the Issuer or a Restricted Subsidiary acquired the property or such other assets, including any acquisition by means of a merger, amalgamation or consolidation with or into the Issuer or any of its Restricted Subsidiaries; provided that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition, amalgamation, merger or consolidation; provided, further, that the Liens may not extend to any other property owned by the Issuer or any of its Restricted Subsidiaries;
     (10) Liens or deposits securing Obligations relating to any Indebtedness or other obligations of a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;
     (11) Liens securing Hedging Obligations; provided that, with respect to Hedging Obligations relating to Indebtedness, such Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations;
     (12) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s accounts payable or similar trade obligations in respect of bankers’ acceptances or trade letters of credit issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;
     (13) leases, sub-leases, licenses or sub-licenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Issuer or any of its Restricted Subsidiaries and do not secure any Indebtedness;
     (14) Liens arising from Uniform Commercial Code (or equivalent statute), financing statement filings regarding operating leases or consignments entered into by the Issuer and its Restricted Subsidiaries in the ordinary course of business;
     (15) Liens in favor of the Issuer or any Guarantor;
     (16) Liens created in favor of any vendor to the Issuer or any Restricted Subsidiary that encumber all or any part of such vendor’s inventory and any books and records, documents and instruments, letter of credit rights and supporting obligations and any proceeds or products relating to such inventory, in each case existing on the Issue Date or hereafter created and existing;
     (17) Liens on accounts receivable, Securitization Assets and related assets incurred in connection with a Qualified Securitization Facility;
     (18) Liens to secure any modification, refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (7), (8) and (9); provided that (a) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus accessions, additions and improvements on such property (other than after-acquired property that is

(A) affixed or incorporated into the property covered by such Lien, (B) after-acquired property subject to a Lien securing such Indebtedness, the terms of which Indebtedness require or include a pledge of after-acquired property (it being understood that such requirement shall not be permitted to apply to any property to which such requirement would not have applied but for such acquisition) and (C) the proceeds and products thereof)), and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount of the Indebtedness described under clauses (7), (8) and (9) at the time the original Lien became a Permitted Lien under the Indenture, and (ii) an amount necessary to pay any fees and expenses, including premiums and accrued and unpaid interest, related to such modification, refinancing, refunding, extension, renewal or replacement;
     (19) other Liens securing obligations in an aggregate amount at any one time outstanding not to exceed $20 million;
     (20) Liens securing judgments for the payment of money not constituting an Event of Default under clause (5) under “—Certain Covenants—Events of Default and Remedies” so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;
     (21) Liens (a) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (b) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, and (c) in favor of banking institutions arising as a matter of law or under general terms and conditions encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;
     (22) Liens deemed to exist in connection with Investments in repurchase agreements permitted under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;
     (23) Liens that are contractual rights of set-off (a) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (b) relating to pooled deposit or sweep accounts of the Issuer or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Issuer and its Restricted Subsidiaries or (c) relating to purchase orders and other agreements entered into with customers of the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;
     (24) any encumbrance or restriction (including put and call arrangements) with respect to capital stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;
     (25) Liens arising out of conditional sale, title retention, consignment or similar arrangements with vendors for the sale or purchase of goods entered into by the Issuer or any Restricted Subsidiary in the ordinary course of business;
     (26) Liens solely on any cash earnest money deposits made by the Issuer or any of its Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted under the Indenture;
     (27) Liens on Capital Stock of an Unrestricted Subsidiary that secure Indebtedness or other obligations of such Unrestricted Subsidiary;
     (28) Liens on the assets of non-guarantor Subsidiaries securing Indebtedness of such Subsidiaries that were permitted by the terms of the Indenture to be incurred;
     (29) Liens securing Permitted Additional Parity Debt; and
     (30) Liens on or securing: (x) the proceeds, if any, from the proceeding in the Michigan Court of Claims referred to in Amendment No. 1 to the Merger Agreement; (y) the CVR Obligations; and (z) the 280G Escrow Account, the CVR Escrow Account and the Excess Employee Payment Escrow Account (and the funds comprising each of the foregoing) pursuant to the terms and conditions of the CVR Security Documents and the Merger Agreement.
     For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness.
     “Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, Governmental Authority or any other entity.
     “Preferred Stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

     “Purchase Money Obligations” mean Indebtedness incurred to finance the acquisition by the Issuer or a Restricted Subsidiary of such asset, including additions and improvements or the installation, construction, improvement or restoration of such asset; provided that any Lien arising in connection with any such Indebtedness shall be limited to the specified asset being financed or, in the case of real property or fixtures, including additions and improvements, the real property on which such asset is attached; provided further that such Indebtedness is incurred within 180 days after such acquisition of, or the completion of construction of, such asset by the Issuer or Restricted Subsidiary.
     “Qualified Proceeds” means the fair market value of assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business.
     “Qualified Securitization Facility” means any Securitization Facility that meets the following conditions: (a) the board of directors of the Issuer shall have determined in good faith that such Securitization Facility (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Issuer and the applicable Securitization Subsidiary, (b) all sales and/or contributions of Securitization Assets and related assets to the applicable Securitization Subsidiary are made at fair market value (as determined in good faith by the Issuer) and (c) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Issuer).
     “Rating Agencies” means Moody’s and S&P or if Moody’s or S&P or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Issuer which shall be substituted for Moody’s or S&P or both, as the case may be.
     “Registration Rights Agreement” means a registration rights agreement with respect to the Notes dated as of the Issue Date, among the Issuer, the Subsidiary Guarantors and the Initial Purchasers.
     “Related Business Assets” means assets (other than Cash Equivalents) used or useful in a Similar Business, provided that any assets received by the Issuer or a Restricted Subsidiary in exchange for assets transferred by the Issuer or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.
     “Requirement of Law” means, as to any Person, the Certificate of Incorporation and By-Laws or other organizational or governing documents of such Person, and any law, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.
     “Restricted Investment” means an Investment other than a Permitted Investment.
     “Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of the Issuer that is not then an Unrestricted Subsidiary; provided that upon an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary.”
     “S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.
     “Sale and Lease-Back Transaction” means any arrangement providing for the leasing by the Issuer or any of its Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Issuer or such Restricted Subsidiary to a third Person in contemplation of such leasing.
     “SEC” means the U.S. Securities and Exchange Commission.
     “Secured Indebtedness” means any Indebtedness of the Issuer or any of its Restricted Subsidiaries secured by a Lien.
     “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.
     “Securitization Assets” means the accounts receivable, royalty or other revenue and other rights to payment and any other assets related thereto subject to a Qualified Securitization Facility and the proceeds thereof.
     “Securitization Facility” means any of one or more receivables securitization financing facilities as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, the Obligations of which are non-recourse (except for customary representations, warranties, covenants and indemnities made in connection with such facilities) to the Issuer or any of its Restricted Subsidiaries (other than a Securitization Subsidiary) pursuant to which the Issuer or any of its Restricted Subsidiaries sells or grants a security interest in its accounts receivable or assets related thereto to either (a) a Person that is not a Restricted Subsidiary or (b) a Securitization Subsidiary that in turn sells its accounts receivable to a Person that is not a Restricted Subsidiary.
     “Securitization Fees” means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Securitization Subsidiary in connection with, any Qualified Securitization Facility.
     “Securitization Subsidiary” means any Subsidiary formed for the purpose of, and that solely engages only in one or more Qualified Securitization Facilities and other activities reasonably related thereto.
     “Senior Indebtedness” means Indebtedness of the Issuer or any Guarantor unless the instrument under which such Indebtedness is incurred expressly provides that it is or subordinated in right of payment to the Notes or any related Guarantee.
     “Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date.
     “Similar Business” means (I) any business engaged in by the Issuer or any of its Restricted Subsidiaries on the Issue Date, and (2) any business or other activities that are reasonably similar, ancillary, complementary or related to, or a reasonable extension, development or expansion of, the businesses in which the Issuer and its Restricted Subsidiaries are engaged on the Issue Date.
     “Subordinated Indebtedness” means, with respect to the Notes,
     (1) any Indebtedness of the Issuer which is by its terms subordinated in right of payment to the Notes, and
     (2) any Indebtedness of any Guarantor which is by its terms subordinated in right of payment to the Guarantee of such entity of the Notes.
“Subsidiary” means, with respect to any Person:
     (1) any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50.0% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; and
     (2) any partnership, joint venture, limited liability company or similar entity of which
     (a) more than 50.0% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and
     (b) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.
     “Subsidiary Guarantor” means each Subsidiary of the Issuer, if any, that Guarantees the Notes in accordance with the terms of the Indenture.
     “Treasury Rate” means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to February 15, 2014; provided that if the period from the Redemption Date to such date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.
     “Trust Indenture Act” means the Trust Indenture Act of 1939, as amended (15 U.S.C. §§ 77aaa-77bbbb).
     “Unrestricted Subsidiary” means:
     (1) VLCY (until such time as either may be designated a Restricted Subsidiary in accordance with the terms of the Indenture);

     (2) any Subsidiary of the Issuer which at the time of determination is an Unrestricted Subsidiary (as designated by the Issuer, as provided below); and
     (3) any Subsidiary of an Unrestricted Subsidiary.
     The Issuer may designate any Subsidiary of the Issuer (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Issuer or any Subsidiary of the Issuer (other than solely any Subsidiary of the Subsidiary to be so designated); provided that:
     (1) any Unrestricted Subsidiary must be an entity of which the Equity Interests entitled to cast at least a majority of the votes that may be cast by all Equity Interests having ordinary voting power for the election of directors or Persons performing a similar function are owned, directly or indirectly, by the Issuer;
     (2) such designation complies with the covenants described under “—Certain Covenants—Limitation on Restricted Payments”; and
     (3) each of (a) the Subsidiary to be so designated and (b) its Subsidiaries has not, at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Issuer or any Restricted Subsidiary.
     The Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, no Default shall have occurred and be continuing and either:
     (1) the Issuer could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Test; or
     (2) the Fixed Charge Coverage Ratio for the Issuer would be greater than such ratio for the Issuer immediately prior to such designation, in each case on a pro forma basis taking into account such designation.
     Any such designation by the Issuer shall be notified by the Issuer to the Trustee by promptly filing with the Trustee a copy of the resolution of the board of directors of the Issuer or any committee thereof giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.
     “Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.
     “Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:
     (1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment; by
     (2) the sum of all such payments.
     “Wholly-Owned Subsidiary” of any Person means a Subsidiary of such Person, 100.0% of the outstanding Equity Interests of which (other than directors’ qualifying shares and shares issued to foreign nationals as required by applicable law) shall at the time be owned by such Person and/or by one or more Wholly-Owned Subsidiaries of such Person.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
          The following is a general discussion of certain material U.S. federal income tax consequences of the exchange of old notes for exchange notes and ownership and disposition of the exchange notes. This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of his or her personal circumstances. This discussion is generally limited to the tax consequences to holders of exchange notes that are beneficial owners of the notes, that hold the notes as capital assets (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”)) (i.e., generally, property held for investment), and that acquired the notes at the original issue price.
          The discussion is based on the Code, U.S. Treasury Regulations issued thereunder, rulings and pronouncements of the Internal Revenue Service (the “IRS”) and judicial decisions in effect or in existence as of the date hereof, all of which are subject to change at any time or to different interpretations. Any such change may be applied retroactively in a manner that could adversely affect a holder and the continued validity of this summary. We have not requested a ruling from the IRS on the tax consequences of owning the notes. As a result, the IRS could disagree with portions of this discussion. This discussion generally does not describe the treatment of partnerships, pass-through entities and investors in pass-through entities that hold the notes. In addition, certain other holders (including banks, thrifts, insurance companies, regulated investment companies, real estate investment trusts, other financial institutions and broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, tax exempt organizations, persons who hold the notes as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction, persons that have a “functional currency” other than the U.S. dollar or certain expatriates or former long-term residents of the United States) may be subject to special rules not discussed below. This discussion does not address the U.S. alternative minimum tax law or any aspect of state, local or foreign law or the estate or gift tax consequences of the acquisition, ownership and disposition of the notes (except with respect to estate tax consequences to the extent described below under “Non-U.S. Holders”).
          If an entity that is classified as a partnership for U.S. federal income tax purposes holds notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships holding notes and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the notes.
          Prospective investors are urged to consult their tax advisors regarding the U.S. federal income tax consequences of exchanging, holding and disposing of the notes, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.
Exchange of Old Notes for Exchange Notes
          The exchange notes do not differ materially in kind or extent from the old notes and, as a result, the exchange of old notes for exchange notes will not constitute a taxable disposition of the old notes for U.S. federal income tax purposes. As a result, holders of old notes will not recognize taxable income, gain, or loss on such exchange, the holding period for the exchange notes generally will include the holding period for the old notes so exchanged, and the adjusted tax basis in the exchange notes generally will be the same as the adjusted tax basis in the old notes so exchanged.

Tax Consequences of Holding Notes to U.S. Holders
          For purposes of this discussion, a “U.S. Holder” means a beneficial owner of a note that is (i) an individual who is a citizen or a resident alien of the United States; (ii) a corporation (or an entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust, if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) such trust was in existence on August 1, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
          The term “U.S. Holder” also includes certain former citizens and residents of the United States.
          Interest on Notes. Stated interest paid on a note will be taxable to a U.S. Holder as ordinary interest income at the time it either accrues or is received in accordance with the U.S. Holder’s method of accounting for federal income tax purposes. Beginning after December 31, 2012, certain U.S. Holders who are individuals, estates or trusts will be subject to a newly enacted additional 3.8% tax on payments of stated interest and any original issue discount on the notes.
          Sale, Exchange, Redemption or Retirement of the Notes
          Unless a nonrecognition provision applies, upon the sale, exchange, redemption or retirement of a note, a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or retirement and the holder’s adjusted tax basis in the note. For these purposes, the amount realized does not include any amount attributable to accrued interest. Amounts attributable to accrued interest are treated as interest as described under “Interest on Notes” above. A U.S. Holder’s adjusted tax basis in the note generally will equal the cost of the note (net of accrued interest).
          Gain or loss realized on the sale, exchange, redemption or retirement of a note will generally be capital gain or loss and will be long term capital gain or loss if at the time of sale, exchange, redemption or retirement the note has been held for more than one year. The deductibility of capital losses is subject to limitations. U.S. holders should consult their tax advisors regarding the potential applicability of these limitations to them. Beginning after December 31, 2012, certain U.S. Holders who are individuals, estates or trusts will be subject to a newly enacted additional 3.8% tax on capital gains from the sale or other taxable disposition of the notes.
          Backup Withholding and Information Reporting
          Information returns will be filed with the IRS in connection with payments on the notes, OID accruals and the proceeds from a sale or other disposition of the notes. A U.S. Holder will be subject to U.S. backup withholding (currently at a rate of 28%) on these payments if the holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

Tax Consequences of Holding Notes to Non-U.S. Holders
          As used herein, the term “Non-U.S. Holder” means a beneficial owner of a note that is an individual, corporation, estate or trust that is neither a U.S. Holder nor a person subject to rules applicable to former citizens and long-term residents of the United States.
          “Non-U.S. Holder” does not include a holder who is a nonresident alien individual present in the United States for 183 days or more in the taxable year of disposition. Such a holder is urged to consult his or her own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a note.
          For purposes of the discussion below, interest and gain on the sale, exchange, redemption or repayment of the notes will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business and (ii) in the case of a treaty resident, attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) in the United States.
          Interest on Notes
          Generally, interest paid by us, including any additional interest for failure to timely register the notes, and any accrued but unpaid interest at the time of disposition (as described below) of a note, to a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax if such interest is not U.S. trade or business income and qualifies as “portfolio interest.” Generally, interest on the notes will qualify as portfolio interest if the Non-U.S. Holder (i) does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote, (ii) is not a controlled foreign corporation with respect to which the company is a “related person” within the meaning of the Code, (iii) is not a bank that is receiving the interest on a loan made in the ordinary course of its trade or business and (iv) certifies, under penalties of perjury on a properly completed IRS Form W-8BEN (or such successor form as the IRS designates), prior to the payments that such holder is not a U.S. person.
          The gross amount of payments of interest that do not qualify for the portfolio interest exception and that are not U.S. trade or business income will be subject to U.S. withholding tax at a rate of 30%, unless a treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed at regular, graduated U.S. federal income tax rates rather than the 30% gross rate. In the case of a Non-U.S. Holder that is a corporation, such U.S. trade or business income also may be subject to the branch profits tax. To claim exemption from withholding or to claim the benefits of a treaty, a Non-U.S. Holder must provide a properly executed IRS Form W-8BEN (claiming treaty benefits) or IRS Form W-8ECI (claiming exemption from withholding because income is U.S. trade or business income) (or such successor forms as the IRS designates), as applicable, prior to the payment of interest. These forms must be periodically updated. A Non-U.S. Holder who is claiming the benefits of a treaty may be required in certain instances to obtain and to provide a U.S. taxpayer identification number or to provide certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Also, under applicable Treasury Regulations, special procedures are provided for payments through qualified intermediaries or certain financial institutions that hold customers’ securities in the ordinary course of their trade or business.
          Sale, Exchange, Redemption or Retirement of a Note
          Subject to the discussion below concerning backup withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain recognized on a sale, exchange, redemption or retirement of a note unless (i) the gain is U.S. trade or business income (in which case the branch profits tax also may apply to a corporate Non-U.S. Holder) or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other requirements are met.

          Federal Estate Taxes
          Notes held (or treated as held) by an individual who is a Non-U.S. Holder at the time of his or her death will not be subject to U.S. federal estate tax, provided that the interest on such notes would be exempt as portfolio interest when received by the Non-U.S. Holder at the time of his or her death without regard to whether the Non-U.S. Holder has completed an IRS Form W-8BEN and further provided that income on the notes was not U.S. trade or business income.
          Backup Withholding and Information Reporting
          We must report annually to the IRS and to each Non-U.S. Holder any interest that is paid to the Non-U.S. Holder. Copies of these information returns may also be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the Non-U.S. Holder resides.
          Treasury Regulations provide that the backup withholding tax (currently at a rate of 28%) and certain information reporting will not apply to such payments of interest with respect to which either the requisite certification, as described above, has been received or an exemption has otherwise been established; provided that neither we nor our payment agent has actual knowledge, or reason to know, that the holder is a U.S. person or that the conditions of any other exemption are not in fact satisfied. The payment of the gross proceeds from the sale, exchange, redemption or repayment of the notes to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalty of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge, or reason to know, that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the gross proceeds from the sale, exchange, redemption or repayment of the notes to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. Related Person”).
          In the case of the payment of gross proceeds from the sale, exchange, redemption or repayment of the notes to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. Related Person, applicable Treasury Regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge, or reason to know, to the contrary.
          Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, provided that the requisite information is timely furnished to the IRS.

PLAN OF DISTRIBUTION
          Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for the old notes where such old notes were acquired as a result of market-making or other trading activities. To the extent any such broker—dealer participates in the exchange offer, we have agreed that, for a period of up to 180 days after the consummation of the exchange offer, we will make this prospectus, as amended or supplemented, available to such broker—dealer for use in connection with any such resale, and will deliver as many additional copies of this prospectus and each amendment or supplement to this prospectus and any documents incorporated by reference in this prospectus as such broker-dealer may reasonably request. In addition, until November 8, 2011, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.
          We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own accounts pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker—dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
          Furthermore, any broker-dealer that acquired any of the old notes directly from us:
•	may not rely on the applicable interpretation of the staff of the SEC’s position contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan, Stanley and Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1993); and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.
          We have agreed to pay all expenses incident to the exchange offer and will indemnify the holders of outstanding notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.
LEGAL MATTERS
          Certain legal matters with respect to the validity of the exchange notes offered by this prospectus will be passed upon for us by Lowenstein Sandler PC, New York, New York.
EXPERTS
          The consolidated financial statements of Cambium Learning Group, Inc., as of and for the years ended December 31, 2010 and 2009, included in this Amendment No.1 to Registration Statement on Form S-4, and the effectiveness of Cambium Learning Group, Inc.’s internal control over financial reporting as of December 31, 2010, have been audited by Whitley Penn LLP, independent registered public accounting firm, as set forth in their reports included herein. Such consolidated financial statements are included herein in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.
          The consolidated financial statements of VSS-Cambium Holdings, LLC, as of and for the year ended December 31, 2008, included in this Amendment No.1 to Registration Statement on Form S-4 have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accounting firm, upon the authority of said firm as experts in giving said report.

WHERE YOU CAN FIND MORE INFORMATION
          We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form S-4 under the Securities Act with respect to the Exchange Notes offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our company and the Exchange Notes, reference is made to the registration statement and the exhibits and any schedules field therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference.
          We are subject to the informational requirements of the Exchange Act and in accordance therewith we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. These SEC filings are also available to the public from the SEC’s Web site at http://www.sec.gov.

CAMBIUM LEARNING GROUP, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2010

Cambium Learning Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
(In thousands, except per share data)
(Unaudited)

	Three Months Ended
	March 31,	March 31,
	2011	2010
Net revenues	$30,695	$28,222

Cost of revenues:
Cost of revenues	10,967	11,312
Amortization expense	6,618	6,742

Total cost of revenues	17,585	18,054

Research and development expense	2,379	3,010
Sales and marketing expense	10,903	11,057
General and administrative expense	5,812	7,938
Shipping and handling costs	334	544
Depreciation and amortization expense	1,736	2,577
Embezzlement and related expense (recoveries)	(2,436)	19

Total costs and expenses	36,313	43,199

Loss before interest, other income (expense) and income taxes	(5,618)	(14,977)

Net interest expense	(4,405)	(4,368)

Other income (expense), net	363	(10)

Loss before income taxes	(9,660)	(19,355)

Income tax expense	(97)	(85)

Net loss	$(9,757)	$(19,440)

Net loss per common share:
Basic net loss per common share	$(0.22)	$(0.44)
Diluted net loss per common share	$(0.22)	$(0.44)

Average number of common shares and equivalents outstanding:
Basic	44,353	44,318
Diluted	44,353	44,318
The accompanying Notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Cambium Learning Group, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(In thousands, except per share data)

	March 31,	December 31,
	2011	2010
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$19,494	$11,831
Accounts receivable, net	14,122	31,627
Inventory	26,465	22,015
Deferred tax assets	3,703	3,703
Restricted assets, current	2,523	3,064
Assets held for sale	2,649	—
Other current assets	4,804	3,937

Total current assets	73,760	76,177

Property, equipment and software at cost	35,056	32,944
Accumulated depreciation and amortization	(8,834)	(7,838)

Property, equipment and software, net	26,222	25,106

Goodwill	151,915	151,915
Acquired curriculum and technology intangibles, net	30,554	33,063
Acquired publishing rights, net	35,745	38,707
Other intangible assets, net	21,058	22,132
Pre-publication costs, net	8,263	7,834
Restricted assets, less current portion	12,005	12,641
Other assets	22,454	15,487

Total assets	$381,976	$383,062

The accompanying Notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Cambium Learning Group, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(In thousands, except per share data)

	March 31,	December 31,
	2011	2010
	(unaudited)
LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Current portion of long-term debt	$—	$1,280
Current portion of capital lease obligations	400	378
Accounts payable	4,723	6,465
Contingent value rights, current	1,931	1,623
Accrued expenses	18,161	22,888
Deferred revenue, current	27,723	34,140

Total current liabilities	52,938	66,774

Long-term liabilities:
Long-term debt, less current portion	174,043	150,850
Capital lease obligations, less current portion	12,202	12,317
Deferred revenue, less current portion	3,056	3,416
Contingent value rights, less current portion	5,746	5,746
Other liabilities	19,433	19,947

Total long-term liabilities	214,480	192,276

Commitments and contingencies (See Note 14)

Stockholders’ equity:
Preferred stock ($.001 par value, 15,000 shares authorized, zero shares issued and outstanding at March 31, 2011 and December 31, 2010)	—	—
Common stock ($.001 par value, 150,000 shares authorized, 43,913 and 43,869 shares issued and outstanding at March 31, 2011 and December 31, 2010)	44	44
Capital surplus	260,190	259,887
Accumulated deficit	(144,975)	(135,218)
Other comprehensive income (loss):
Pension and postretirement plans	(702)	(702)
Net unrealized gain on securities	1	1

Accumulated other comprehensive income (loss)	(701)	(701)

Total stockholders’ equity	114,558	124,012

Total liabilities and stockholders’ equity	$381,976	$383,062

The accompanying Notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Cambium Learning Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Three Months Ended
	March 31,	March 31,
	2011	2010
Operating activities:

Net loss	$(9,757)	$(19,440)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	8,354	9,319
Gain from recovery of property held for sale	(2,649)	—
Non-cash interest expense	203	530
Gain on derivative instruments	—	(494)
Change in fair value of contingent value rights obligation	308	—
Loss on disposal of assets	—	38
Stock-based compensation and expense	290	234

Changes in operating assets and liabilities:
Accounts receivable, net	17,505	6,273
Inventory	(4,450)	(1,383)
Other current assets	(867)	1,969
Other assets	189	(258)
Restricted assets	1,177	(917)
Accounts payable	(1,742)	2,500
Accrued expenses	(4,727)	(2,452)
Deferred revenue	(6,777)	(2,339)
Other long-term liabilities	(501)	(562)

Net cash used in operating activities	(3,444)	(6,982)

Investing activities:
Expenditures for property, equipment, software and pre-publication costs	(3,354)	(2,101)

Net cash used in investing activities	(3,354)	(2,101)

Financing activities:
Proceeds from debt	174,024	—
Repayment of debt	(152,130)	(320)
Deferred financing costs	(7,340)	—
Principal payments under capital lease obligations	(93)	(115)
Borrowings under revolving credit agreement	10,000	5,000
Payment of revolving credit facility	(10,000)	—
Return of pre-merger member contributions	—	(30)

Net cash provided by financing activities	14,461	4,535

Increase (decrease) in cash and cash equivalents	7,663	(4,548)

Cash and cash equivalents, beginning of period	11,831	13,345

Cash and cash equivalents, end of period	$19,494	$8,797

The accompanying Notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Cambium Learning Group, Inc. and Subsidiaries
Notes to the Condensed Consolidated Financial Statements
(Unaudited)
Note 1 — Basis of Presentation
Cambium Learning Group, Inc. Cambium Learning Group, Inc. (the “Company”) was incorporated under the laws of the State of Delaware in June 2009. On December 8, 2009, the Company completed the mergers of Voyager Learning Company (“VLCY”) and VSS-Cambium Holdings II Corp. (“Cambium”) into two of its wholly-owned subsidiaries, resulting in VLCY and Cambium becoming wholly-owned subsidiaries. Following the completion of the mergers, all of the outstanding capital stock of VLCY’s operating subsidiaries, Voyager Expanded Learning, Inc. and LAZEL, Inc., was transferred to Cambium Learning, Inc., Cambium’s operating subsidiary (“Cambium Learning”).
The transaction was accounted for as an “acquisition” of VLCY by Cambium, as that term is used under U.S. GAAP, for accounting and financial reporting purposes under the applicable accounting guidance for business combinations. In making this determination, management considered that (a) the newly developed entity did not have any significant pre-combination activity and, therefore, did not qualify to be the accounting acquirer and (b) the former sole stockholder of Cambium is the majority holder of the combined entity, while the prior owners of VLCY became minority holders in the combined entity. As a result, the historical financial statements of Cambium have become the historical financial statements of the Company.
Presentation. The Condensed Consolidated Financial Statements include the accounts of the Company and are unaudited. The condensed balance sheet as of December 31, 2010 has been derived from audited financial statements. All intercompany transactions are eliminated.
As permitted under the Securities and Exchange Commission (“SEC”) requirements for interim reporting, certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been omitted. The Company believes that these financial statements include all necessary and recurring adjustments for the fair presentation of the interim period results. These financial statements should be read in conjunction with the Consolidated Financial Statements and related notes included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010. Due to seasonality, the results of operations for the three months ended March 31, 2011 are not necessarily indicative of the results to be expected for the year ending December 31, 2011.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Subsequent actual results may differ from those estimates.
Nature of Operations. The Company operates in three business segments: Voyager, a comprehensive intervention business; Sopris, a supplemental solutions education business; and Cambium Learning Technologies, a technology-based education product business.
Note 2 — Accounts Receivable
Accounts receivable are stated net of allowances for doubtful accounts and estimated sales returns. The allowance for doubtful accounts and estimated sales returns totaled $0.8 million at March 31, 2011, compared to $0.6 million at December 31, 2010. The allowance for doubtful accounts is based on a review of the outstanding balances and historical collection experience. The reserve for sales returns is based on historical rates of return as well as other factors that in the Company’s judgment could reasonably be expected to cause sales returns to differ from historical experience.

Note 3 — Stock-Based Compensation and Expense
The total amount of pre-tax expense for stock-based compensation recognized in the three months ended March 31, 2011 and 2010 was $0.3 million and $0.2 million, respectively. The stock-based compensation expense recorded was allocated as follows:

	Three Months Ended March 31,
(in thousands)	2011	2010
Cost of revenues	$15	$9
Research and development expense	32	19
Sales and marketing expense	38	20
General and administrative expense	205	186

Total	$290	$234

On February 1, 2011, the Company granted 212,500 options under the Cambium Learning Group, Inc. 2009 Equity Incentive Plan (the “Plan”) with a total grant date fair value, net of forecasted forfeitures, of $0.2 million. Seventy-five percent of these options have a per-share exercise price equal to $4.50 and twenty-five percent of these options have an exercise price equal to $6.50. These options vest equally over a four year service period and the term of the options is ten years from the date of grant. The following assumptions were used in the Black-Scholes option-pricing model to estimate the fair value of these awards:

	Three Months Ended March 31,
	2011	2010

Expected stock volatility	35.00%	35.00%
Risk-free interest rate	2.50%	2.87%
Expected years until exercise	6.25	6.25
Dividend yield	0.00%	0.00%
Due to a lack of exercise history or other means to reasonably estimate future exercise behavior, the Company used the simplified method as described in applicable accounting guidance for stock-based compensation to estimate the expected years until exercise on new awards.
During the quarter ended March 31, 2011, 22,306 of the options granted on January 27, 2010 and 1,507 of the options granted on May 25, 2010 were forfeited. The impact to expense during the period as a result of these forfeitures was zero.
Restricted common stock awards of 43,855 shares were issued during the quarter ended March 31, 2011, in connection with the Company’s Board of Directors compensation program. The restrictions on the common stock awards will lapse on the one-year anniversary of the grant date or upon a change in control of the Company. These awards were valued based on the Company’s closing stock price on the date of grant, February 1, 2011.
During 2010, 10,000 shares of the Company’s stock were issued as restricted stock awards.

Note 4 — Net Loss per Common Share
Basic net loss per common share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted net loss per common share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period, including the potential dilution that could occur if all of the Company’s outstanding stock awards that are in-the-money were exercised, using the treasury stock method. A reconciliation of the weighted-average number of common shares and equivalents outstanding used in the calculation of basic and diluted net loss per common share is shown in the table below for the periods indicated:

	Three Months Ended March 31,
(in thousands)	2011	2010

Basic	44,353	44,318
Dilutive effect of awards	—	—

Diluted	44,353	44,318

Antidilutive securities:
Options	3,946	3,780
Warrants	141	72
Subscription rights	6,419	5,818
Note 5 — Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability (exit price), in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques are based on observable or unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs have created the following fair value hierarchy:
•	Level 1 — Quoted prices for identical instruments in active markets.

•	Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which significant value drivers are observable.

•	Level 3 — Valuations derived from valuation techniques in which significant value drivers are unobservable.
Applicable guidance requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
As of March 31, 2011, financial instruments include $19.5 million of cash and cash equivalents, restricted assets of $14.5 million, collateral investments of $2.0 million, $174.0 million of senior secured notes, $0.5 million of warrants, assets held for sale of $2.6 million, and $7.7 million in contingent value rights (or “CVRs”) issued as part of the VLCY merger consideration. As of December 31, 2010, financial instruments included $11.8 million of cash and cash equivalents, restricted assets of $15.7 million, collateral investments of $2.0 million, the $95.4 million senior secured credit facility, $56.7 million in senior unsecured notes, $0.4 million of warrants, and $7.4 million in CVRs. The fair market values of cash equivalents and restricted assets are equal to their carrying value, as these investments are recorded based on quoted market prices and/or other market data for the same or comparable instruments and transactions as of the end of the reporting period. The fair value of the senior secured notes is equal to its carrying value as they were issued during the quarter at market rates and there have been no factors that would indicate a change in value through the end of the quarter. The fair values of the properties held for sale were determined by an independent appraisal conducted by a licensed realtor based on the values of similar properties in the area. These properties were acquired by the Company as a result of its recovery efforts in connection with the employee embezzlement matter described in Note 17 below.

Assets and liabilities measured at fair value on a recurring basis are as follows:

		Fair Value at Reporting Date Using
		Quoted Prices in		Significant
		Active Markets for	Significant Other	Unobservable	Total
(in thousands)	As of March 31,	Identical Assets	Observable Inputs	Inputs	Gains
Description	2011	(Level 1)	(Level 2)	(Level 3)	(Losses)
Restricted Assets:
Money Market	$14,528	$14,528	$—	$—	$—
Collateral Investments:
Money Market	901	901	—	—	—
Certificate of Deposit	1,064	1,064	—	—	—
Warrant	480	—	480	—	12
Assets held for sale	2,649	—	2,649	—	—
CVRs	7,677	—	—	7,677	(308)
The warrant was valued using the Black-Scholes pricing model. Due to the low exercise price of the warrants, the model assumptions do not significantly impact the valuation.
In accordance with the provisions in the accounting guidance for intangibles — goodwill and other, the Company’s goodwill balance of $151.9 million was tested for impairment in 2010. In the first step of the annual impairment test for fiscal 2010, the fair market value of each reporting unit was determined using an income approach and was dependent on multiple assumptions and estimates, including future cash flow projections with a terminal value multiple and the discount rate used to determine the expected present value of the estimated future cash flows. Future cash flow projections were based on management’s best estimates of economic and market conditions over the projected period, including industry fundamentals such as the state of education funding, revenue growth rates, future costs and operating margins, working capital needs, capital and other expenditures, and tax rates. The discount rate applied to the future cash flows was a weighted-average cost of capital and took into consideration market and industry conditions, returns for comparable companies, the rate of return an outside investor would expect to earn, and other relevant factors. Based on the significant unobservable inputs used in this analysis, this valuation was considered a Level 3 valuation based on the fair value hierarchy described above. The first step of impairment testing for fiscal 2010 showed that the fair value of each reporting unit exceeded its carrying value by at least 10%; therefore, no second step of testing was required and no impairment was indicated. As the Company determined that no impairment indicators were present in the quarter ended March 31, 2011, no impairment analysis was conducted during the period.
The fair value of the liability for the CVRs is determined using a probability weighted cash flow analysis which takes into consideration the likelihood, amount and timing of cash flows of each element of the pool of assets and liabilities included in the CVR. The determination of fair value of the CVRs involves significant assumptions and estimates, which are reviewed at each quarterly reporting date. As of March 31, 2011, a fair value of $7.7 million has been recorded as a liability for the remaining CVR payments. During the quarter ended March 31, 2011, a loss of $0.3 million was recorded in general and administrative expense to reflect an increase in the estimated fair value of the CVR liability. The ultimate value of the CVRs is not known at this time; however, it is not expected to be more than $11 million and could be as low as the $1.1 million already distributed. Future changes in the estimate of the fair value of the CVRs will impact results of operations and could be material.
The first CVR payment date was in September 2010 and $1.1 million was distributed to the escrow agent at that time for distribution to holders of the CVRs. A second CVR distribution will be made in June 2011 and the distribution, if any, with respect to a potential tax indemnity obligation will be in October 2013. Additionally, as described in Note 14 below, any amounts due to CVR holders as a result of refunds received related to the Michigan tax payment will be distributed upon the final resolution of this agreed contingency.

A detail of the elements included in the CVR is as follows:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	CVRs
	(In thousands)
	Estimated Fair Value	Loss (Gain) for Changes	Estimated Fair Value
	as of December 31, 2010	in Estimated CVR Liability	as of March 31, 2011
Components of CVR Liability:
Tax refunds received before closing of the merger	$1,583	$—	$1,583
Other specified tax refunds	4,501	248	4,749
Tax indemnity obligation	1,717	—	1,717
Legal receivable	2,400	—	2,400
Michigan state tax liability	(1,040)	—	(1,040)
Other specified tax related liabilities	(132)	60	(72)
Costs incurred to collect tax refunds and by stockholders’ representative	(554)	—	(554)

Estimated fair value of CVR liability	8,475	308	8,783

Payments to holders of CVRs			1,106

Remaining estimated CVR liability			$7,677

As of March 31, 2011, restricted assets in an escrow account for the benefit of the CVRs were $4.1 million, with activity as follows. The escrow account includes $3.0 million for a potential tax indemnity obligation, which, if such obligation is not triggered, will benefit the CVRs by $1.9 million with the remainder reverting back to general cash of the Company.

CVR Escrow Trust
(In thousands)

Balance as of December 31, 2010	$4,179
Costs incurred to collect tax refunds and by stockholders’ representative	(47)

Balance as of March 31, 2011	4,132

Note 6 — Comprehensive Income (Loss)
The Company recorded other comprehensive income or loss of zero for the three month periods ended March 31, 2011 and 2010. Therefore, comprehensive income (loss) is equal to the net income (loss) for these periods.
Note 7 — Other Current Assets
Other current assets at March 31, 2011 and December 31, 2010 consisted of the following:

	As of
	March 31,	December 31,
(in thousands)	2011	2010

Prepaid expenses	$1,796	$1,463
Deferred costs	1,788	2,163
Income taxes receivable	1,158	249
Other current assets	62	62

Total	$4,804	$3,937

Note 8 — Other Assets
Other assets at March 31, 2011 and December 31, 2010 consisted of the following:

	As of
	March 31,	December 31,
(in thousands)	2011	2010

Tax receivables	$10,438	$11,168
Deferred financing costs	8,778	1,542
Collateral investments	1,965	1,964
Other	1,273	813

Total	$22,454	$15,487

Note 9 — Accrued Expenses
Accrued expenses at March 31, 2011 and December 31, 2010 consisted of the following:

	As of
	March 31,	December 31,
(in thousands)	2011	2010
Salaries, bonuses and benefits	$5,639	$10,183
Accrued royalties	3,283	3,220
Accrued interest	2,010	—
Pension and post-retirement medical benefits	1,209	1,209
Deferred compensation	204	525
Other	5,816	7,751

Total	$18,161	$22,888

Note 10 — Other Liabilities
Other liabilities at March 31, 2011 and December 31, 2010 consisted of the following:

	As of
	March 31,	December 31,
(in thousands)	2011	2010
Pension and post-retirement medical benefits, long-term portion	$10,687	$10,847
Long-term deferred tax liability	4,529	4,529
Long-term income tax payable	795	847
Long-term deferred compensation	530	613
Other	2,892	3,111

Total	$19,433	$19,947

Note 11 — Pension Plan
The net pension costs of the Company’s defined benefit pension plan for the three months ended March 31, 2011 and 2010 were comprised solely of interest costs and totaled $0.1 million in each period.

Note 12 — Restructuring
As a result of the merger with VLCY on December 8, 2009, the Company has acted upon plans to reduce its combined work force and has closed its Dallas, Texas distribution facility and transferred all inventory to its distribution facility in Frederick, Colorado. The following table summarizes the amounts incurred in connection with the restructuring plan:

		Total	Incurred in	Incurred in
	Total Amount	Incurred as	Three Months	Year Ended
	Expected to	of March 31,	Ended March	December 31,
(in thousands)	be Incurred	2011	31, 2011	2010

One-time termination benefits	$1,260	$1,260	$(26)	$743

Warehouse move costs	570	570	—	570

	$1,830	$1,830	$(26)	$1,313

The change in the accrual for one-time termination benefits, which does not impact a segment and so is included in unallocated shared services, for the three months ended March 31, 2011 is as follows:

One-Time
Termination
(in thousands)	Benefits

Balance as of December 31, 2010	$85

Accrual changes	(26)

Payments made	(59)

Balance as of March 31, 2011	$—

Note 13 — Uncertain Tax Positions
The Company recognizes the financial statement impacts of a tax return position when it is more likely than not, based on technical merits, that the position will ultimately be sustained. For tax positions that meet this recognition threshold, the Company applies judgment, taking into account applicable tax laws, experience managing tax audits and relevant GAAP, to determine the amount of tax benefits to recognize in our financial statements. For each position, the difference between the benefit realized on the Company’s tax return and the benefit reflected in our financial statements is recorded on our condensed consolidated balance sheet as an unrecognized tax benefit (“UTB”). The Company updates its UTBs at each financial statement date to reflect the impacts of audit settlements and other resolution of audit issues, expiration of statutes of limitation, developments in tax law and ongoing discussions with tax authorities. The balance of UTBs was $7.1 million and $7.2 million at March 31, 2011 and December 31, 2010, respectively. The decrease this quarter was due primarily to the expiration of statutes of limitation.
The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. All U.S. tax years prior to 2008 related to the VLCY-acquired entities have been audited by the Internal Revenue Service. Cambium and its subsidiaries have been examined by the Internal Revenue Service through the end of 2006. Various state tax authorities are in the process of examining income tax returns for various tax years through 2007.

Note 14 — Commitments and Contingencies
The Company is involved in various legal proceedings incidental to its business. Management believes that the outcome of these proceedings will not have a material adverse effect upon the Company’s consolidated operations or financial condition and the Company has recognized appropriate liabilities as necessary based on facts and circumstances known to management. The Company expenses legal costs related to legal contingencies as incurred.
As previously reported in our Annual Report on Form 10-K for the year ended December 31, 2010, the Company is involved in a tax litigation matter related to a Michigan state tax issue. The final resolution of the tax litigation or potential settlement could result in a refund ranging from zero to approximately $10.4 million of which fifty percent (50%), net of expenses incurred, would be payable to the holders of the CVRs. If the Company’s position is not ultimately upheld, the Company could incur up to $10.4 million of indemnification expense in future periods on its Statements of Operations, partially offset by any reduction to the CVRs liability. Management believes it is more likely than not that the Company’s position will be upheld and a $10.4 million tax receivable for the expected refund is recorded in other assets on the Condensed Consolidated Balance Sheets as of March 31, 2011.
From time to time, the Company may enter into firm purchase commitments for printed materials included in inventory which the Company expects to use in the ordinary course of business. These commitments are typically for terms less than one year and require the Company to buy minimum quantities of materials with specific delivery dates at a fixed price over the term. As of March 31, 2011, these open purchase commitments totaled $3.7 million.
The Company has letters of credit outstanding as of March 31, 2011 in the amount of $2.9 million to support workers’ compensation insurance coverage, certain credit card programs, the build-to-suit lease, and performance bonds for certain contracts. The Company maintains a $1.1 million certificate of deposit as collateral for the workers’ compensation insurance and credit card program letters of credit and for Automated Clearinghouse (ACH) programs. The Company also maintains a $0.9 million money market fund investment as collateral for a travel card program. The certificate of deposit and money market fund investment are recorded in other assets.
Note 15 — Long-Term Debt
Long-term debt consists the following at March 31, 2011 and December 31, 2010:

	March 31,	December 31,
(in thousands)	2011	2010

$175.0 million of 9.75% senior secured notes due February 15, 2017, interest payable semiannually	$175,000	$—
Less: Unamortized discount	(957)	—

Total 9.75% senior secured notes	174,043	—

$128.0 million of floating rate senior secured notes due April 11, 2013, interest payable quarterly	—	95,408

$64.2 million of 13.75% senior unsecured notes due April 11, 2014, interest payable quarterly	—	56,722

	174,043	152,130

Less: Current portion of long-term debt	—	(1,280)

Total long-term debt	$174,043	$150,850

On February 17, 2011, the Company closed an offering of $175 million aggregate principal amount of 9.75% senior secured notes due 2017 (the “Notes”) and entered into a new asset-based revolving credit facility with potential for up to $40 million in borrowing capacity. The Company used a portion of the net proceeds from the offering to repay in full outstanding indebtedness under the Company’s senior facility and senior unsecured notes that existed as of yearend 2010 and to pay related fees and expenses. Total fees incurred in the closing of the Notes and revolving credit facility are expected to total $9.1 million, including $1.75 million paid to an affiliate of Veronis Suhler Stevenson (VSS) pursuant to the consulting fee agreement between the Company and VSS. Deferred financing costs are capitalized in other assets in the condensed consolidated balance sheets, net of accumulated amortization, and are to be amortized over the term of the related debt using the effective interest method. Unamortized capitalized deferred financing costs at March 31, 2011 were $8.8 million.

The Offering was a private placement exempt from the registration requirements under the Securities Act of 1933 (the “Securities Act”). Interest on the Notes will accrue at a rate of 9.75% per annum from the date of original issuance and will be payable semi-annually in arrears on each February 15 and August 15, commencing on August 15, 2011, to the holders of record of the Notes on the immediately preceding February 1 and August 1. No principal repayments are due until the maturity date of the Notes.
The Notes are secured by (i) a first priority lien on substantially all of the Company’s assets (other than inventory and accounts receivable and related assets of the ABL Credit Parties in connection with the ABL Facility (each as defined and discussed below) and subject to certain exceptions), including capital stock of the guarantors (which are certain of the Company’s subsidiaries), and (ii) a second-priority lien on substantially all of the inventory and accounts receivable and related assets of the ABL Credit Parties, in each case, subject to certain permitted liens. The Notes also contain customary covenants, including limitations on the Company’s ability to incur debt, and events of default as defined by the agreement. The Company may, at its option, redeem the Notes prior to their maturity based on the terms included in the agreement.
Registration Rights Agreement. In connection with the Offering, the Company entered into a Registration Rights Agreement that requires that the Company (i) file with the SEC within 180 days after the issue date of the Notes (or February 17, 2011), a registration statement under the Securities Act (the “Exchange Offer Registration Statement”), relating to an offer to exchange the Notes (the “Exchange Offer”) for new notes (the “Exchange Notes”) on terms substantially identical to the Notes, except that the Exchange Notes will not be subject to the same restrictions on transfer; (ii) use commercially reasonable efforts to cause the Exchange Offer Registration Statement to become effective within 270 days after the date of the Notes; and (iii) within 60 days of the Exchange Offer Registration Statement becoming effective, complete the Exchange Offer and issue the Exchange Notes in exchange for all Notes validly tendered in the Exchange Offer.
In May 2011, the Company filed the Exchange Offer Registration Statement with the SEC and anticipates the Exchange Offer Registration Statement becoming effective and the Exchange Notes being issued within the prescribed deadlines set forth in the Registration Rights Agreement.
New Credit Facility (ABL Facility). On February 17, 2011, the Company’s wholly owned subsidiary, Cambium Learning, Inc. (together with its wholly owned subsidiaries, the “ABL Credit Parties”), entered into the New Credit Facility (the “ABL Facility”) pursuant to a Loan and Security Agreement (the “ABL Loan Agreement”), by and among the ABL Credit Parties, Harris N.A., individually and as Agent for any ABL Lender (as hereinafter defined) which is or becomes a party to said ABL Loan Agreement, certain other lenders party thereto (together with Harris N. A. in its capacity as a lender, the “ABL Lenders”), Barclays Bank PLC, individually and as Collateral Agent, and BMO Capital Markets and Barclays Capital, as Joint Lead Arrangers and Joint Book Runners. The ABL Facility consists of a four-year $40.0 million revolving credit facility, which includes a $5.0 million subfacility for swing line loans and a $5.0 million subfacility for letters of credit. In addition, the ABL Facility provides that the ABL Credit Parties may increase the aggregate principal amount of the ABL Facility by up to an additional $20.0 million, subject to the consent of the Agent (whose consent shall not be unreasonably withheld) and subject to the satisfaction of certain other conditions.
The interest rate for the ABL Facility will be, at the ABL Credit Parties’ option, either an amount to be determined (ranging from 2.75% to 3.25%, depending upon the ABL Credit Parties’ fixed charge coverage ratio at the time) above the London Interbank Offered Rate or at an amount to be determined (ranging from 1.75% to 2.25%, depending upon the ABL Credit Parties’ fixed charge coverage ratio at the time) above the “base rate.” On any day, the base rate will be the greatest of (i) the Agent’s then-effective prime commercial rate, (ii) an average federal funds rate plus 0.50% and (iii) the LIBOR quoted rate plus 1.00%. The ABL Facility will, subject to certain exceptions, be secured by a first-priority lien on the ABL Credit Parties’ inventory and accounts receivable and related assets and a second-priority lien (junior to the lien securing the ABL Credit Parties’ obligations with respect to the Notes) on substantially all of the ABL Credit Parties’ other assets.
As of March 31, 2011, the balances of accounts receivable and inventory collateralizing the ABL Facility were $14.1 million and $26.5 million, respectively. This resulted in a borrowing base under the ABL Loan Agreement of up to $20.1 million.
Revolving loans under the ABL Facility may be used solely for (i) the satisfaction of existing indebtedness of the ABL Credit Parties under their prior senior secured credit facility and outstanding pursuant to their prior existing senior unsecured notes, (ii) general operating capital needs of the ABL Credit Parties in a manner consistent with the provisions of the ABL Facility and all applicable laws, (iii) working capital and other general corporate purposes in a manner consistent with the provisions of the ABL Facility and all applicable laws, (iv) the payment of certain fees and expenses incurred in connection with the ABL Facility and/or the Notes, and (v) other purposes permitted under the ABL Loan Agreement.

The ABL Facility contains a financial covenant that generally requires the ABL Credit Parties to maintain, on a consolidated basis, either (i) excess availability of at least the greater of $8 million and 15% of the revolver commitment or (ii) a fixed charge coverage ratio of 1.1 to 1.0. The ABL Credit Parties will be required to pay, quarterly in arrears, an unused line fee equal to the product of (x) either 0.375% or 0.50% (depending upon the ABL Credit Parties’ fixed charge coverage ratio at the time) and (y) the average daily unused amount of the revolver.
Note 16 — Segment Reporting
The Company has three reportable segments with separate management teams and infrastructures that offer various products and services, as follows:
Voyager:
Voyager offers reading, math and professional development programs targeted towards the at-risk and special education student populations. Voyager materials, offered online and via print, are tailored to meet the needs of these students and differ considerably from traditional instructional materials in design, approach and intensity. Lessons are based on scientific research and are carefully designed to effectively and efficiently address each of the strategies and skills necessary to improve the abilities of struggling students.
Sopris:
Sopris focuses on providing a diverse, yet comprehensive, collection of printed and electronic supplemental education materials to complement core programs and to provide intense remediation aimed at specific skill deficits. When compared to products offered by the Company’s other business units, Sopris products tend to be more narrowly-tailored and target a smaller, more specific audience.
Cambium Learning Technologies:
Cambium Learning Technologies leverages technology to deliver subscription-based websites, online libraries, software and equipment designed to help students reach their potential in grades Pre-K through 12 and beyond. Cambium Learning Technologies products are offered under four different industry leading brands: Learning A-Z, ExploreLearning, Kurzweil Educational Systems and IntelliTools.
Other:
This consists of unallocated shared services, such as accounting, legal, human resources and corporate related items. Depreciation and amortization expense, goodwill impairment, interest income and expense, other income and expense, and income taxes are also included in other, as the Company and its chief operating decision maker evaluate the performance of operating segments excluding these captions.

The following table represents the revenue, operating expenses and income (loss) from operations which are used by the Company’s chief operating decision maker to measure the segment’s operating performance. The Company does not track assets directly by segment and the chief operating decision maker does not use assets or capital expenditures to measure a segment’s operating performance, and therefore this information is not presented.

			Cambium
			Learning
	Voyager	Sopris	Technologies	Other	Consolidated
Quarter Ended March 31, 2011
Net revenues	$14,692	$4,185	$11,818	$—	$30,695
Cost of revenues	7,993	1,670	1,223	81	10,967
Amortization	—	—	—	6,618	6,618

Total cost of revenues	7,993	1,670	1,223	6,699	17,585
Other operating expenses	7,593	2,316	5,161	4,358	19,428
Embezzlement and related expense (recoveries)	—	—	—	(2,436)	(2,436)
Depreciation and amortization	—	—	—	1,736	1,736
Net interest expense	—	—	—	4,405	4,405
Other income, net	—	—	—	(363)	(363)
Income tax expense	—	—	—	97	97

Segment net income (loss)	$(894)	$199	$5,434	$(14,496)	$(9,757)

Quarter Ended March 31, 2010
Net revenues	$15,872	$3,903	$8,447	$—	$28,222
Cost of revenues	7,070	1,587	1,496	1,159	11,312
Amortization	—	—	—	6,742	6,742

Total cost of revenues	7,070	1,587	1,496	7,901	18,054
Other operating expenses	9,108	1,986	4,378	7,077	22,549
Embezzlement and related expense				19	19
Depreciation and amortization				2,577	2,577
Net interest expense				4,368	4,368
Other income, net				10	10
Income tax expense				85	85

Segment net income (loss)	$(306)	$330	$2,573	$(22,037)	$(19,440)

Note 17 — Embezzlement
On April 26, 2008, the Company began an internal investigation that revealed irregularities over the control and use of cash and certain other general ledger accounts of the Company, revealing a misappropriation of assets. These irregularities were perpetrated by a former employee over more than a three-year period beginning in 2004 and continuing through April 2008 and the losses incurred by the Company totaled $14.0 million. Charges included in the condensed consolidated statement of operations after April 2008 represent expenses incurred by the Company to recover property purchased by the former employee using the embezzled funds, net of any recoveries.
During the three months ended March 31, 2011, the Company received cash recoveries of $0.5 million and title to two properties purchased by the former employee with embezzled funds that have an appraised fair value of approximately $2.6 million, net of estimated selling costs, as of March 31, 2011. These recoveries were recorded as reductions to Embezzlement and related expense (recoveries) in the condensed consolidated statements of operations and the properties are recorded in the condensed consolidated balance sheets as Assets Held for Sale. Ongoing expenses incurred related to the Company’s recovery efforts totaled $0.1 million during the quarter.
Warrants to purchase 36,531 shares of the Company’s stock were issued to VSS-Cambium Holdings III, LLC as a result of the cash recoveries during the quarter. Upon the sale of the recovered properties the Company will be required to issue additional warrants based on the amount of cash received, net of related expenses. The number of warrants to be issued will equal 0.45 multiplied by the quotient of the net cash recovery divided by $6.50. The Company will be obligated to issue these warrants upon the sale of the properties; therefore an estimated liability of $0.6 million has been recorded as Embezzlement and related expense (recoveries) in the condensed consolidated statements of operations and Accrued expenses in the condensed consolidated balance sheets.
The charges incurred in the quarter ended March 31, 2010 relate solely to the Company’s ongoing recovery efforts.

Note 18 — Subsequent Events
During May 2011, the Company filed a registration statement on Form S-4 to register the Exchange Notes described in Note 15. The terms of the Exchange Notes are substantially identical to the terms of the Notes in all material respects, including interest rates and maturity, except that the Exchange Notes: (i) will not contain transfer restrictions and registration rights that relate to the Notes, and (ii) will not contain provisions relating to the payment of the additional interest to be paid to the holders of the Notes under circumstances related to the registration of the Notes, as set forth in the related Registration Rights Agreement. The Company will not receive any additional proceeds from the Exchange Offer.
During May 2011, the Company filed a registration statement on Form S-3 to register 24,934,692 shares of common stock (including 596,668 shares of common stock underlying warrants) beneficially held by its majority shareholder. After the effective date of the registration statement, these shares may be sold on the principal market on which the stock is traded at the prevailing market price or in negotiated transactions. The Company will not receive proceeds from the stockholder as a result of the registration of these shares. The Company may receive proceeds from the issuance of the shares of common stock being registered pursuant to the registration statement in connection with the exercise of the warrants, if and when they are exercised, unless such warrants are exercised on a cashless basis.

Item 8.	Financial Statements and Supplementary Data.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Cambium Learning Group, Inc.

We have audited the accompanying consolidated balance sheets of Cambium Learning Group, Inc. and subsidiaries (the “Company”), as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for the years then ended. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company, as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 10, 2011 expressed an unqualified opinion.

/s/ Whitley Penn LLP

Dallas, Texas
March 10, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Cambium Learning Group, Inc.

We have audited Cambium Learning Group, Inc. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for the years then ended, and our report dated March 10, 2011, expressed an unqualified opinion on those consolidated financial statements.

/s/ Whitley Penn LLP

Dallas, Texas
March 10, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Members of VSS-Cambium Holdings, LLC:

We have audited the accompanying consolidated balance sheet of VSS-Cambium Holdings, LLC (a Delaware limited liability company) and subsidiaries (the “Company”) as of December 31, 2008, and the related consolidated statements of operations, members’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of VSS-Cambium Holdings, LLC and subsidiaries as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Boston, Massachusetts
October 8, 2009 except for
Note 21, as to which the date
is October 29, 2009 and except for
Note 1 (Segments), as to which the date is March 26, 2010

Cambium Learning Group, Inc. and Subsidiaries
Consolidated Statements of Operations

	For the Years Ended December 31,
	2010	2009	2008
	(In thousands, except per share data)

Net revenues:
Product revenues	$160,778	$90,385	$89,207
Service revenues	20,482	10,663	10,524

Total net revenues	181,260	101,048	99,731
Cost of revenues:
Cost of product revenues	41,583	19,591	20,246
Cost of service revenues	18,308	7,257	7,463
Amortization expense	28,511	17,527	15,966

Total cost of revenues	88,402	44,375	43,675
Research and development expense	10,558	5,611	6,416
Sales and marketing expense	45,987	23,368	24,600
General and administrative expense	23,857	30,519	16,156
Shipping and handling costs	3,570	1,512	2,348
Depreciation and amortization expense	9,154	9,723	11,453
Goodwill impairment	—	9,105	75,966
Embezzlement and related expense (recoveries)	(353)	129	7,254

Total costs and expenses	181,175	124,342	187,868
Income (loss) before interest, other income (expense) and income taxes	85	(23,294)	(88,137)
Net interest income (expense):
Interest income	19	10	86
Interest expense	(17,311)	(19,487)	(18,520)

Net interest income (expense)	(17,292)	(19,477)	(18,434)
Gain from settlement with previous stockholders	—	—	30,202
Loss on extinguishment of debt	—	—	(5,632)
Other income (expense), net	674	(698)	(981)

Loss before income taxes	(16,533)	(43,469)	(82,982)
Income tax benefit	583	7,704	13,422

Net loss	$(15,950)	$(35,765)	$(69,560)

Net loss per common share:
Basic net loss per common share	$(0.36)	$(1.63)	$(3.39)
Diluted net loss per common share	$(0.36)	$(1.63)	$(3.39)
Average number of common shares and equivalents outstanding:
Basic	44,322	21,994	20,493
Diluted	44,322	21,994	20,493

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

Cambium Learning Group, Inc. and Subsidiaries
Consolidated Balance Sheets

	As of December 31,
	2010	2009
	(In thousands, except per share data)

ASSETS
Current assets:
Cash and cash equivalents	$11,831	$13,345
Accounts receivable, net	31,627	19,127
Inventory	22,015	19,812
Deferred tax assets	3,703	6,267
Restricted assets, current	3,064	9,755
Other current assets	3,937	6,010

Total current assets	76,177	74,316
Property, equipment and software at cost	32,944	24,951
Accumulated depreciation and amortization	(7,838)	(4,294)

Property, equipment and software, net	25,106	20,657

Goodwill	151,915	151,915
Acquired curriculum and technology intangibles, net	33,063	44,695
Acquired publishing rights, net	38,707	52,312
Other intangible assets, net	22,132	28,133
Pre-publication costs, net	7,834	5,464
Restricted assets, less current portion	12,641	14,930
Other assets	15,487	1,419

Total assets	$383,062	$393,841

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

Cambium Learning Group, Inc. and Subsidiaries
Consolidated Balance Sheets

	As of December 31,
	2010	2009
	(In thousands, except per share data)

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes payable — line of credit	$—	$5,000
Current portion of long-term debt	1,280	1,280
Current portion of capital lease obligations	378	443
Accounts payable	6,465	2,308
Contingent value rights, current	1,623	3,950
Accrued expenses	22,888	23,920
Deferred revenue, current	34,140	21,465

Total current liabilities	66,774	58,366

Long-term liabilities:
Long-term debt, less current portion	150,850	150,487
Capital lease obligations, less current portion	12,317	12,695
Deferred revenue, less current portion	3,416	2,716
Contingent value rights, less current portion	5,746	5,649
Other liabilities	19,947	24,156

Total long-term liabilities	192,276	195,703

Commitments and contingencies (See Note 19)
Stockholders’ equity:
Preferred stock ($.001 par value, 15,000 shares authorized, zero shares issued and outstanding at December 31, 2010 and 2009)	—	—
Common stock ($.001 par value, 150,000 shares authorized, 43,869 and 43,859 shares issued and outstanding at December 31, 2010 and 2009)	44	44
Capital surplus	259,887	258,789
Accumulated deficit	(135,218)	(119,268)
Other comprehensive income (loss):
Pension and postretirement plans	(702)	206
Net unrealized gain on securities	1	1

Accumulated other comprehensive income (loss)	(701)	207

Total stockholders’ equity	124,012	139,772

Total liabilities and stockholders’ equity	$383,062	$393,841

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

Cambium Learning Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	For the Years Ended December 31,
	2010	2009	2008
	(In thousands)

Operating activities:
Net loss	$(15,950)	$(35,765)	$(69,560)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization expense	37,665	27,250	27,419
Goodwill impairment	—	9,105	75,966
Gain from settlement with previous stockholders	—	—	(30,202)
Gain from recovery of property held for sale	—	—	(1,578)
Loss on extinguishment of debt — unamortized debt issuance costs	—	—	4,594
Non-cash interest expense	2,124	2,309	1,701
Amortization of deferred financing costs	—	—	604
Loss (gain) on derivative instruments	(992)	(1,390)	848
Change in fair value of contingent value rights obligation	(1,124)	—	—
Loss on disposal of assets	89	2	—
Stock-based compensation and expense	1,085	37	(618)
Issuance of subscription rights	—	2,222	—
Deferred income taxes	(1,063)	(7,975)	(13,526)
Changes in operating assets and liabilities:
Accounts receivable, net	(12,500)	2,306	(1,041)
Inventory	(2,203)	4,725	(3,152)
Other current assets	2,073	3,022	(355)
Other assets	(14,068)	1,579	(15)
Restricted assets	8,980	(7,948)	—
Accounts payable	4,157	(1,812)	(2,941)
Accrued expenses	(40)	4,980	(2,651)
Deferred revenue	13,375	497	480
Other long-term liabilities	(1,447)	(1,115)	172
Other, net	—	(95)	—

Net cash provided by (used in) operating activities	20,161	1,934	(13,855)

Investing activities:
Cash paid for acquisitions, net of cash acquired	(1,106)	(9,697)	(112)
Expenditures for property, equipment, software and pre-publication costs	(13,335)	(3,395)	(3,201)
Settlement proceeds from previous stockholders	—	—	30,202

Net cash provided by (used in) investing activities	(14,441)	(13,092)	26,889

Financing activities:
Repayment of debt	(1,761)	(5,585)	(24,280)
Principal payments under capital lease obligations	(443)	(289)	(226)
Borrowings under revolving credit agreement	19,000	10,000	5,000
Payment of revolving credit facility	(24,000)	(10,000)	—
Proceeds from capital contributions	(30)	2,959	684
Proceeds from issuance of common stock in connection with the merger	—	25,000	—
Borrowings from affiliates	—	—	7,000

Net cash provided by (used in) financing activities	(7,234)	22,085	(11,822)

Increase (decrease) in cash and cash equivalents	(1,514)	10,927	1,212
Cash and cash equivalents, beginning of year	13,345	2,418	1,206

Cash and cash equivalents, end of year	$11,831	$13,345	$2,418

Supplemental disclosure of cash flow information:
Income taxes paid (refunded)	$15	$(3,080)	$742
Interest paid	12,002	16,936	16,215
Supplemental disclosure of noncash investing and financing activities:
Non-cash acquisition costs paid	—	86,546	—
Conversion of unsecured notes payable — affiliates	—	—	7,000
Assets received in settlement — property held for sale	—	—	1,578

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

Cambium Learning Group, Inc. and Subsidiaries
Consolidated Statements of Stockholders’ and Members’ Equity and Comprehensive Income (Loss)

			Additional		Accumulated Other
	Common Stock		Paid in	Members’	Comprehensive	Accumulated
	Shares	Par Value	Capital	Interest	Income	Deficit	Total
	(Dollars and shares in thousands)

Balance at December 31, 2007	—	$—	$—	$144,023	$—	$(13,943)	$130,080
Capital contribution by members	—	—	—	7,684	—	—	7,684
Net loss	—	—	—	—	—	(69,560)	(69,560)

Balance at December 31, 2008	—	—	—	151,707	—	(83,503)	68,204
Capital contribution by members	—	—	—	2,959	—	—	2,959
Conversion of members’ interests to common shares in connection with the merger(a)	20,493	20	154,646	(154,666)	—	—	—
Issuance of common stock to members in exchange for a $25 million capital contribution in connection with the merger	3,846	4	24,996	—	—	—	25,000
Issuance of common stock to Voyager stockholders in connection with the merger	19,520	20	76,888	—	—	—	76,908
Issuance of subscription rights in connection with the merger	—	—	2,222	—	—	—	2,222
Stock-based compensation and expense	—	—	37	—	—	—	37
Comprehensive income (loss):
Net loss	—	—	—	—	—	(35,765)	(35,765)
Pension plan	—	—	—	—	206	—	206
Unrealized gain on securities	—	—	—	—	1	—	1

Total comprehensive income (loss)							(35,558)

Balance at December 31, 2009	43,859	44	258,789	—	207	(119,268)	139,772
Issuance of restricted stock	10	—	25	—	—	—	25
Stock-based compensation and expense	—	—	1,103	—	—	—	1,103
Distribution of former members’ interest	—	—	(30)	—	—	—	(30)
Comprehensive income (loss):
Net loss	—	—	—	—	—	(15,950)	(15,950)
Pension plan	—	—	—	—	(908)	—	(908)

Total comprehensive income (loss)							(16,858)

Balance at December 31, 2010	43,869	$44	$259,887	$—	$(701)	$(135,218)	$124,012

(a)	As the previous members are also majority stockholders in Cambium Learning Group, Inc., the common shares issued on December 8, 2009 in connection with the merger will be considered outstanding for all periods presented for purposes of calculating earnings per share.

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

Cambium Learning Group, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1 —	Basis of Presentation

Cambium Learning Group, Inc.  Cambium Learning Group, Inc. (the “Company”) was incorporated under the laws of the State of Delaware in June 2009. On December 8, 2009, the Company completed the mergers of Voyager Learning Company (“VLCY”) and VSS-Cambium Holdings II Corp. (“Cambium”) into two of its wholly-owned subsidiaries, resulting in VLCY and Cambium becoming wholly-owned subsidiaries. Following the completion of the mergers, all of the outstanding capital stock of VLCY’s operating subsidiaries, Voyager Expanded Learning, Inc. and LAZEL, Inc., was transferred to Cambium Learning, Inc., Cambium’s operating subsidiary (“Cambium Learning”).

The results of VLCY are included in the Company’s operations beginning with the December 8, 2009 merger date; therefore the 2009 financials include VLCY for the last 23 days of 2009 and the results of the Company for that full year. The transaction was accounted for as an “acquisition” of VLCY by Cambium, as that term is used under U.S. GAAP, for accounting and financial reporting purposes under the applicable accounting guidance for business combinations. In making this determination, management considered that (a) the newly developed entity did not have any significant pre-combination activity and, therefore, did not qualify to be the accounting acquirer and (b) the former sole stockholder of Cambium is the majority holder of the combined entity, while the prior owners of VLCY became minority holders in the combined entity. As a result, the historical financial statements of Cambium have become the historical financial statements of the Company.

Fiscal Year.  The consolidated financial statements present the Company as of a calendar year ending on December 31.

Nature of Operations.  The Company operates in three business segments: Voyager, a comprehensive intervention business; Sopris, a supplemental solutions education business; and Cambium Learning Technologies, a technology-based education product business.

Voyager offers reading, math and professional development programs targeted towards the at-risk and special education student populations. Voyager materials, offered online and via print, are tailored to meet the needs of these students and differ considerably from traditional instructional materials in design, approach and intensity. Lessons are based on scientific research and are carefully designed to effectively and efficiently address each of the strategies and skills necessary to improve the abilities of struggling students.

Sopris focuses on providing a diverse, yet comprehensive collection of printed and electronic supplemental education materials to complement core programs and to provide intense remediation aimed at specific skill deficits. When compared to products offered by the Company’s other business units, Sopris products tend to be more narrowly-tailored and target a smaller, more specific audience.

Cambium Learning Technologies leverages technology to deliver subscription-based websites, online libraries, software and equipment designed to help students reach their potential in grades K through 12 and beyond. Cambium Learning Technologies products are offered under four different industry leading brands: Learning A-Z, ExploreLearning, Kurzweil Educational Systems and IntelliTools.

Segments.  The Company operates as three reportable segments with separate management teams and infrastructures that offer various products and services: Voyager, the Company’s comprehensive intervention business; Sopris, the Company’s supplemental solutions education business; and Cambium Learning Technologies, the Company’s technology-based education product business. Prior to the merger transaction completed on December 8, 2009, the Company had two reportable segments: Published Products and Learning Technologies. See Note 21 for further information on the Company’s reportable segments.

Note 2 —	Significant Accounting Policies

Use of Estimates.  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Subsequent actual results may differ from those estimates.

Principles of Consolidation.  The consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiaries: Voyager Learning Company, Cambium Education, Inc., LAZEL, Inc., Cambium Learning, Inc., and Kurzweil/IntelliTools, Inc. All inter-company accounts and transactions are eliminated in consolidation.

Revenue Recognition.  In October 2009, new guidance was issued regarding multiple-deliverable revenue arrangements and certain arrangements that include software elements. This guidance requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The guidance eliminates the residual method of revenue allocation and requires revenue to be allocated using the relative selling price method. In addition to requiring that arrangement consideration be allocated at the inception of an arrangement to all deliverables using the relative selling price method, the guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which includes (1) vendor-specific objective evidence (“VSOE”), if available, (2) third party evidence (“TPE”), if vendor-specific objective evidence is not available, and (3) best estimate of selling price (“BESP”), if neither VSOE nor TPE is available. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service were sold on a stand-alone basis. It also removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. This guidance must be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. Effective January 1, 2010, the Company adopted this guidance on a prospective basis for all new or materially modified arrangements entered into after the adoption date. As a result of this change in methodology, revenues were approximately $0.5 million higher than they would have been under the prior guidance.

Revenues are derived from sales of reading, math and science, and professional development solutions to school districts primarily in the United States. Sales include printed materials and often online access to educational materials for individual students, teachers, and classrooms. Revenue from the sale of printed materials for reading and math products is recognized when the product is shipped to or received by the customer, depending on the shipping terms of the arrangement. Revenue for product support, training and implementation services, and online subscriptions is recognized over the period services are delivered. Revenue for the online content sold separately or included with certain curriculum materials is recognized ratably over the subscription period, typically a school year. Revenue for the Company’s professional development courses, which can include an Internet delivery component, is recognized over the contractual delivery period. ExploreLearning and Learning A-Z derive revenue exclusively from sales of online subscriptions to their reading, math and science teaching websites and related training and professional development. Typically, the subscriptions are for a twelve- to twenty-four-month period and the revenue is recognized ratably over the period the online access is available to the customer.

The division of revenue between shipped materials, online materials, and ongoing support and services was determined in accordance with the new accounting guidance for revenue arrangements with multiple deliverables. The Company is not able to establish VSOE for each deliverable. Whenever VSOE cannot be established, the Company reviews the offerings of competitors to determine whether TPE can be established. TPE is determined based on the prices charged by the Company’s competitors for a similar deliverable when sold separately. It may be difficult to obtain sufficient information on competitor pricing to substantiate TPE and therefore the Company may not always be able to use TPE.

The Company also uses BESP to determine the selling price of certain deliverables. BESP was primarily used for the printed materials for product lines acquired in the VLCY acquisition, which have historically been priced on a bundled basis with the related online materials. The determination of BESP considers the anticipated margin on that deliverable, the selling price and profit margin for similar parts or services, and the Company’s ongoing pricing strategy and policies.

The Company plans to analyze the selling prices used in the allocation of arrangement consideration at least annually. Selling prices will be analyzed on a more frequent basis if a significant change in the business necessitates a more timely analysis or if the Company experiences significant variances in selling prices.

The Company’s software products often include maintenance, support or on-line services. Maintenance and support services include telephone support, bug fixes, and, for certain products, rights to upgrades and enhancements on a when-and-if available basis. On-line services include storage, assignment, scoring and reporting. These services are recognized on a straight-line basis over the period they are provided. Revenues under multiple-element software license arrangements, which may include several different software products and services sold together, are allocated to each element based on the residual method in accordance with accounting guidance for software revenue recognition. In certain instances, telephone support and software repairs are provided for free within the first year of licensing the software. The cost of providing this service is insignificant, and is accrued at the time of revenue recognition.

The Company enters into agreements to license certain publishing rights and content. The Company recognizes the revenue from these agreements when the license amount is fixed and determinable, collection is reasonably assured, and the license period has commenced. For those license agreements that require delivery of additional materials as part of the license agreement, the revenue is recognized when the product is received by the customer. Shipments to school book depositories are on consignment and revenue is recognized based on shipments from the depositories to the schools.

Accounts Receivable.  Accounts receivable are stated net of allowances for doubtful accounts and estimated sales returns. The allowance for doubtful accounts and estimated sales returns totaled $0.6 million at yearend 2010 and $0.3 million at yearend 2009. The allowance for doubtful accounts is based on a review of the outstanding balances and historical collection experience. The reserve for sales returns is based on historical rates of returns as well as other factors that in the Company’s judgment could reasonably be expected to cause sales returns to differ from historical experience. A reconciliation of the accounts receivable reserve is shown in the table below for the periods indicated:

	2008	2009	2010
	(In thousands)

Beginning accounts receivable reserve	$695	$706	$316
Charged to costs and expenses	18	5	62
Charged to other accounts(1)	(5)	12	218
Recoveries	—	11	2
Write-offs	(2)	(418)	(41)
Other	—	—	—

Ending accounts receivable reserve	$706	$316	$557

(1)	Charges to other accounts include sales returns

Net Earnings (Loss) per Common Share.  Basic net earnings (loss) per common share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding during the period. Diluted net earnings (loss) per common share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding during the period, including the potential dilution that could occur if all of the Company’s outstanding stock awards that are in-the-money were exercised, using the treasury stock method. A reconciliation of the weighted average number of common shares and equivalents outstanding used in the calculation of basic and diluted net earnings per common share are shown in the table below for the periods indicated:

	For the Years Ended December 31,
	2010	2009	2008
	(In thousands)

Basic	44,322	21,994	20,493
Dilutive effect of awards	—	—	—

Diluted	44,322	21,994	20,493

Antidilutive securities:
Options	3,757	2,256	—
Warrants	105	72	—
Subscription rights	6,509	4,711	—

As the previous members of VSS-Cambium Holdings, LLC are also majority stockholders in Cambium Learning Group, Inc., 20.5 million of common shares issued on December 8, 2009 in connection with the merger were considered outstanding for the periods from January 1, 2009 to the merger date and the year ended December 31, 2008. The 20.5 million shares reflect the number of shares issued to the sole stockholder of Cambium at the merger date in consideration of its pre-merger equity interest. The weighted-average shares outstanding for the year ended December 31, 2009 includes an additional 3.8 million shares issued to the sole stockholder in exchange for a $25 million contribution made at the time of the merger and 19.5 million shares issued to VLCY stockholders, as well as 0.4 million shares related to a warrant issued to the sole stockholder for which all contingencies have been resolved and that requires little consideration to exercise. The weighted-average shares outstanding for the year ended December 31, 2010 includes an additional 10 thousand shares of restricted stock. See Note 17 for further information on these awards.

Cash and Cash Equivalents.  The Company considers all highly liquid investments with maturities of three months or less (when purchased) to be cash equivalents. The carrying amount reported in the Consolidated Balance Sheets approximates fair value.

Inventory.  Inventory is stated at the lower of cost, determined using the first-in, first-out (FIFO) method, or market, and consists of finished goods. The Company reduces slow-moving or obsolete inventory to net realizable value.

Restricted Assets.  Restricted assets consist of funds placed in a rabbi trust pursuant to the merger agreement for the purpose of funding certain obligations acquired in the VLCY merger, mostly deferred compensation, pension, and severance obligations, and an escrow of funds subject to the Contingent Value Rights (“CVRs”) described in Note 4.

Property and Equipment.  Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed over the assets’ estimated useful lives using the straight-line method. Estimated lives are as follows.

Estimated Useful Life

Building	35 years
Land improvements	19 years
Machinery and equipment	8 — 15 years
Furniture and fixtures	8 years
Computer equipment and software	3 — 5 years
Leasehold improvements	Lesser of useful life or lease term

Expenditures for maintenance and repairs, as well as minor renewals, are charged to operations as incurred, while improvements and major renewals are capitalized.

Purchased and Developed Software.  Purchased and developed software includes the costs to purchase third party software and to develop internal-use software. The Company follows applicable guidance for the costs of computer software developed or obtained for internal use for capitalizing software projects. Software costs are amortized over the expected economic life of the product, generally three to five years. At December 31, 2010 and 2009, unamortized capitalized software was $7.3 million and $3.4 million, respectively, which included amounts of software under development of $1.2 million and $0.6 million, respectively.

Acquired Curriculum and Technology.  Acquired curriculum and technology represents curriculum and developed technology acquired in the acquisitions of VLCY in 2009, certain assets of Tobii Assistive Technology, Inc. in 2008 and Cambium Learning in 2007 and is the initial purchase accounting value placed on the past development and refinement of the core methodologies, processes, measurement techniques, and technologies by which the Company structures curriculum. Acquired curriculum and technology is being amortized using an accelerated method over six to seven years, as it has an economic benefit declining over the estimated useful life. Acquired curriculum and technology is presented net of accumulated amortization of $16.0 million and $4.3 million as of yearend 2010 and 2009, respectively.

Acquired Publishing Rights.  A publishing right allows the Company to publish and republish existing and future works, as well as transform, adapt, or create new works based on previously published materials. The Company determines the fair market value of the publishing rights arising from business combinations by discounting the after-tax cash flows projected to be derived from the publishing rights and titles to their net present value using a rate of return that accounts for the time value of money and the appropriate degree of risk. The useful life of the publishing rights is based on the lives of the various titles involved, which is generally ten years. The Company calculates amortization using either the straight-line method or the percentage of the projected discounted cash flows derived from the titles in the current year as a percentage of the total estimated discounted cash flows over the remaining useful life. The Company periodically reviews the recoverability of the publishing rights based on expected net realizable value, and generally retires the assets once fully depreciated. Acquired publishing rights are presented net of accumulated amortization of $51.6 million and $38.0 million as of yearend 2010 and 2009, respectively.

Pre-Publication Costs.  The Company capitalizes certain pre-publication costs of its curriculum including art, prepress, editorial, and other costs incurred in the creation of the master copy of its curriculum products. Pre-publication costs are amortized over the expected life of the education program, generally on an accelerated basis over a period of five years. The amortization methods and periods chosen reflect the expected sales generated by the education programs. The Company periodically reviews the recoverability of the capitalized costs based on expected net realizable value, and generally retires the assets once fully depreciated. Pre-publication costs are presented net of accumulated amortization of $5.3 million and $2.9 million as of yearend 2010 and 2009, respectively.

Goodwill and Other Intangible Assets.  Goodwill and other intangible assets are related to the acquisitions of VLCY in 2009, certain assets of Tobii Assistive Technology, Inc. in 2008 and Cambium Learning in 2007. Other intangible assets include tradenames/trademarks, reseller networks, customer relationships/lists, and conference attendee relationships, which are being amortized on a straight-line basis over estimated lives ranging from six to sixteen years. Other intangible assets are presented net of accumulated amortization of $27.5 million and $26.2 million as of yearend 2010 and 2009, respectively.

See Note 7 herein for further discussion of the Company’s review of goodwill and the related impairment charge recognized in the year ended December 31, 2009.

Depreciation and Amortization.  Depreciation and amortization for the years ended December 31, 2010, December 31, 2009, and December 31, 2008 was broken out as follows:

	For the Years Ended December 31,
	2010	2009	2008
	(In thousands)

Acquired publishing rights	$13,605	$13,949	$13,566
Acquired curriculum and technology	11,632	1,852	1,328
Pre-publication costs	2,450	1,707	1,072
Internally developed software related to product	824	19	—

Total amortization included in cost of revenues	28,511	17,527	15,966
Tradenames and trademarks	1,467	1,349	1,330
Other intangible assets	4,534	6,555	8,650
Property, equipment and software	3,153	1,819	1,473

Total depreciation and amortization included in operating expenses	9,154	9,723	11,453

Total depreciation and amortization	$37,665	$27,250	$27,419

Impairment of Long Lived Assets.  The Company reviews the carrying value of long lived assets for impairment whenever events or changes in circumstances indicate net book value may not be recoverable from the estimated undiscounted future cash flows. If the review indicates any assets are impaired, the impairment of those assets is measured as the amount by which the carrying amount exceeds the fair value as estimated by either quoted market prices or discounted cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost of disposal. The determination whether the Company’s definite-lived intangible assets are impaired involves significant assumptions and estimates, including projections of future cash flows, the percentage of future revenues and cash flows attributable to the intangible assets, asset lives used to generate future cash flows, and royalty relief savings attributable to trademarks. For the years ended December 31, 2010, 2009 and 2008, no impairment was indicated.

Deferred Costs.  Certain up-front costs associated with completing the sale of the Company’s products are deferred and recognized as the related revenue is recognized.

Advertising Costs.  The Company, from time to time, ships products to prospective customers as samples. Samples costs are expensed to sales and marketing expense upon shipment and totaled $3.2 million, $1.5 million, and $1.6 million for the years ended December 31, 2010, 2009 and 2008, respectively. Other costs of advertising, which include advertising, print, and photography expenses, are expensed as incurred and totaled $1.3 million, $2.9 million, and $4.5 million for the years ended December 31, 2010, 2009 and 2008, respectively. The Company recognizes catalog expense when the catalog is mailed to potential customers. The cost to print the catalog is recorded in prepaid expenses on the Consolidated Balance Sheets until such time that the catalog is mailed.

Income Taxes.  Provision is made for the expense, or benefit, associated with taxes based on income. The provision for income taxes is based on laws currently enacted in every jurisdiction in which the Company does business and considers laws mitigating the taxation of the same income by more than one jurisdiction. Significant judgment is required in determining income tax expense, current tax receivables and payables, deferred tax assets and liabilities, and valuation allowance recorded against the net deferred tax assets. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, taxable income in prior carryback years, loss carryforward limitations, and tax planning strategies in assessing whether deferred tax assets will be realized in future periods. If, after consideration of these factors, management believes it is more likely than not that a portion of the deferred tax assets will not be realized, a valuation allowance is established. The amount of the deferred tax asset considered realizable could be reduced if estimates of future taxable income during the carryforward period are reduced.

The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if available evidence indicates that it is more likely than not that the position will be sustained on audit. The second step requires the Company to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company reevaluates its uncertain tax positions on a periodic basis, based on factors such as changes in facts and circumstances, changes in tax law, effectively settled issues under audit and new audit activity. The Company accrues interest and penalties, if any, related to unrecognized tax benefits as a component of income tax expense.

Royalty Advances.  Royalty advances to authors are capitalized and represent amounts paid in advance of the sale of an author’s product. These costs are then expensed as the related publication is sold. The Company evaluates advances periodically to determine if they are expected to be utilized and reserves any portion of a royalty advance that is not expected to be recovered.

Sales Taxes.  The Company reports sales taxes collected from customers and remitted to governmental authorities on a net basis. Sales tax collected from customers is excluded from revenues. Collected but unremitted sales tax is included as part of accrued expenses in the accompanying Consolidated Balance Sheets.

Stock-Based Compensation.  The Company accounts for its stock-based compensation in accordance with applicable accounting guidance for share-based payments. This guidance requires all share-based payments to be recognized in the Consolidated Statement of Operations based on their fair values. Compensation costs for awards with graded vesting are recognized on a straight-line basis over the anticipated vesting period.

Recently Issued Financial Accounting Standards.

In October 2009, new guidance was issued regarding multiple-deliverable revenue arrangements and certain arrangements that include software elements. See “Revenue Recognition” above for disclosures related to the Company’s adoption of this guidance.

In January 2010, new guidance was issued regarding improving disclosures about fair value measurements. This standard amends the disclosure guidance with respect to fair value measurements for both interim and annual reporting periods. Specifically, this standard requires new disclosures for significant transfers of assets or liabilities between Level 1 and Level 2 in the fair value hierarchy; separate disclosures for purchases, sales, issuance and settlements of Level 3 fair value items on a gross, rather than net, basis; and more robust disclosure of the valuation techniques and inputs used to measure Level 2 and Level 3 assets and liabilities. Except for the detailed disclosures of changes in Level 3 items, which will be effective for the Company as of January 1, 2011, the remaining new disclosure requirements were effective for the Company as of January 1, 2010. The Company has included these new disclosures, as applicable, in Note 13 to the Consolidated Financial Statements.

In December 2010, new guidance was issued regarding the disclosure of supplementary pro forma information for business combinations. This guidance specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010 with early adoption permitted. The Company will make the required disclosures for any business combination that closes on or after January 1, 2011.

Note 3 —	Embezzlement

On April 26, 2008, the Company began an internal investigation that revealed irregularities over the control and use of cash and certain other general ledger accounts of the Company, revealing a misappropriation of assets (the “Embezzlement Matter”). These irregularities were perpetrated by a former employee over more than a three-

year period beginning in 2004 and continuing through April 2008. The embezzlement loss incurred in each year, before the effect of income taxes, is as follows:

Year/Period	Amount
(In thousands)

2007 and prior	12,196
2008	1,800

Total Embezzlement Loss	$13,996

In addition to these losses, the Company has incurred fees and expenses as a result of the embezzlement totaling $5.5 million in 2008, net of recoveries. In 2008, the Company took possession of five boats which were purchased by the former employee using the embezzled funds. As of December 31, 2008, the boats had an appraised value of $1.6 million and were netted against the fees and expenses incurred as a result of the embezzlement. In the year ended December 31, 2009, the Company incurred fees and expenses as a result of the embezzlement totaling $0.1 million, net of recoveries. In the year ended December 31, 2010, the Company received net recoveries of ($0.4) million.

When the Company acquired Cambium Learning and its subsidiaries on April 12, 2007, $20.0 million of the purchase price was held in escrow. Pursuant to an agreement dated July 10, 2008 by and between the former stockholders of the predecessor company and the members of the successor company, the remaining escrow amount was distributed in its entirety to VSS-Cambium Settlement Fund, LLC (Settlement Fund), acting as an agent for Cambium Learning. Also, the former stockholders of the predecessor company agreed to contribute an additional $9.3 million to the Settlement Fund. The total settlement of $30.2 million, including interest income of $0.9 million, was distributed to Cambium Learning and used to cover costs and pay down a portion of the senior credit facility. Since the embezzlement was discovered after the initial purchase allocation, the entire settlement amount was recorded as a gain from settlement with previous stockholders on the accompanying Consolidated Statements of Operations. The former stockholders also agreed to forego any claims or rights to any amount held in escrow in exchange for which the members of VSS-Cambium Holdings, LLC indemnified the former stockholders from any claims in connection with the Embezzlement Matter.

Note 4 —	Acquisitions

Acquisition of VLCY

On December 8, 2009, the Company acquired VLCY and its subsidiaries. The Company determined that the merger could capitalize upon potential strategic, operational and financial synergies to generate significant cash flow and strengthen the leadership position of Cambium and VLCY in education solutions for the pre-K-12 market. In reaching its decision to acquire VLCY, which resulted in the recognition of $44.6 million of goodwill, there were a number of reasons why the Company believed the acquisition would be beneficial. These potential benefits include:

•	Capitalizing on the complementary nature of the companies’ products to enhance certain products with minimal development costs, achieve critical mass in certain markets, facilitate the cross-selling of each other’s products to established customers, and expand sales and marketing reach.

•	Leveraging the companies’ combined implementation services and robust technological capabilities.

•	Combining two experienced management teams to spread “best practices”, attract leading authors and programs, and acquire additional product lines and business as opportunities arise.

•	Increasing sales into existing and new markets of certain products through complementary sales channels.

The acquisition was accounted for as a purchase transaction. The consolidated financial statements of the Company include the results of VLCY from December 8, 2009, the date of acquisition. The purchase price was allocated among tangible and intangible assets acquired and liabilities assumed based on fair values at the transaction date. The excess of the purchase price over the acquired tangible and intangible assets and liabilities was recorded as goodwill. The Company acquired the stock of VLCY and, therefore, the additional goodwill resulting from this transaction is not expected to be tax deductible. Acquisition costs of zero, $13.6 million, and $26,000 are included in general and administrative expenses in the Consolidated Statements of Operations for the years ended December 31, 2010, 2009, and 2008, respectively.

Consideration to the VLCY shareholders consisted of:

•	at the election of the stockholder, either,

•	one share of Company common stock, or

•	$6.50 in cash, limited to a maximum of $67.5 million in the aggregate and prorated in accordance with the merger agreement;

•	plus, regardless of the election made,

•	an amount in cash equal to the amount of certain tax refunds specified in the merger agreement and received by VLCY prior to the closing of the mergers (reduced by the amount of the VLCY tax refunds contractually required to be placed in escrow at closing), divided by the total number of shares of VLCY common stock outstanding immediately prior to the effective time of the mergers; plus

•	a Contingent Value Right (“CVR”) to receive cash in an amount equal to the aggregate amount of specified tax refunds received after the closing of the mergers and various other amounts deposited in escrow on or after the closing date, reduced by any payments to be made under the escrow agreement entered into in connection with the mergers, with respect to agreed contingencies, a potential working capital adjustment and allowed expenses, divided by the total number of shares of VLCY common stock outstanding immediately prior to the effective time of the mergers.

Additionally, pursuant to the merger, a share-based award held by the Chief Executive Officer of VLCY was required to be converted into rights or options for shares of the Company with the same terms and conditions that were applicable to the rights or options for VLCY shares. Therefore, in accordance with applicable accounting guidance for business combinations, the fair value, prior to conversion, of replacement equity awards issued for pre-combination services at the date of acquisition is included in the calculation of the purchase price.

The following represents the components of the purchase price:

(In thousands)

Cash paid to shareholders making the cash election	$67,499
Cash paid to shareholders for specified tax refunds	15,523
Fair value of shares of Company issued to shareholders	76,907
Fair value of equity awards converted at acquisition	22
Fair value of the Contingent Value Rights	9,617

Total consideration	$169,568

The fair value of Company shares issued to VLCY shareholders of $76.9 million was determined using a per share value of $3.94 multiplied by the 19.5 million shares issued. The $3.94 fair value per share was determined using a volume-weighted average of the five days before and after the end of a settling in period that the Company determined began as of the date trading began on December 9, 2009 and continued through December 31, 2009.

The first CVR payment date was in September 2010 and $1.1 million was distributed to the escrow agent at that time for distribution to holders of the CVRs. A second CVR distribution will be made in June 2011 and the final distribution, if any, with respect to a potential tax indemnity obligation will be in October 2013. Additionally, as described in Note 19, any amounts due to CVR holders as a result of refunds received related to the Michigan tax payment will be distributed upon the final resolution of this agreed contingency.

The fair value of the liability for the CVRs is determined using a probability weighted cash flow analysis which takes into consideration the likelihood, amount and timing of cash flows of each element of the pool of assets and liabilities included in the CVR. The determination of fair value of the CVRs involves significant assumptions and estimates, which are reviewed at each quarterly reporting date. As of December 31, 2010, a fair value of $7.4 million has been recorded as a liability for the remaining CVR payments. During 2010, a gain of $1.1 million was recorded in general and administrative expense to reflect a decrease in the estimated fair value of the CVR liability. The ultimate value of the CVRs is not known at this time; however, it is not expected to be more than $11 million and could be as low as the $1.1 million already distributed. Future changes in the estimate of the fair value of the CVRs will impact results of operations and could be material. As of December 31, 2010, restricted assets in an escrow account for the benefit of the CVRs were $4.2 million. See Note 13 for further information on the fair value of the CVRs and related escrow trust.

The following represents the allocation of the purchase price:

(In thousands)

Cash and cash equivalents	$73,325
Accounts receivable	10,883
Income tax receivable	4,713
Inventory	11,687
Other current assets	11,919
Property, plant and equipment	3,216
Intangible assets	50,249
Curriculum in development	909
Other assets	11,891
Accounts payable and accrued expenses	(14,835)
Deferred revenue	(21,774)
Capital lease obligations	(187)
Other liabilities	(17,075)
Goodwill	44,647

Total net assets acquired	$169,568

Other identified intangibles acquired consist of the following:

		Cambium
		Learning
	Voyager	Technologies	Useful Life
	(In thousands)

Curriculum and technology	$23,700	$19,000	7 years
Customer relationships	3,880	1,500	7 years
Tradenames and trademarks	1,610	559	15 years

Goodwill purchased in the acquisition has been allocated to the Company’s Voyager and Cambium Learning Technologies reporting units as $24.9 million and $19.7 million, respectively. Valuations were established giving consideration to the three basic approaches to value with the method or methods applied for each asset depending on the nature of the asset and the type and reliability of information available for the analysis and were based upon the Company’s projected revenue growth assumptions through each asset’s estimated useful life. Discounted cash flows were based upon the Company’s weighted-average cost of capital of 25% and an estimated effective tax rate of 38% at the time of the mergers. Curriculum and technology and customer relationships were valued using a form of the income approach known as the excess earnings method. Tradenames and trademarks were valued using a form of the income approach known as the relief-from-royalty method.

Supplemental Pro Forma Information

After the December 8, 2009 acquisition date, the VLCY acquisition contributed $4.5 million of net revenues and a pretax loss of $1.5 million to the Company’s consolidated 2009 results. The following unaudited supplemental pro forma information presents the results of operations as if the VLCY acquisition had occurred at the beginning of the reporting period:

Year Ended
December 31, 2009
(In thousands)
(Unaudited)

Net revenues	$188,211
Loss before income taxes	(61,270)
Net loss	(61,270)
Net loss per share — basic and diluted	$(1.38)

The supplemental pro forma information has been adjusted to include:

•	the pro forma impact of the amortization of intangible assets and the reduction in deferred revenue and related deferred costs based on the purchase price allocation;

•	the pro forma impact of reduced interest income lost as a result of the $58.0 million of cash used in the purchase price consideration (net of $25.0 million contributed by the sole stockholder of the Company at the time of the merger);

•	the pro forma impact of certain employment agreements and stock option grants entered into on the effective date of the merger, as well as the impact of certain contractual obligations, severance, retention, and other payments that became payable as a result of the merger;

•	the elimination of merger transaction costs incurred by the Company and VLCY; and

•	the pro forma tax effect of the merger, which was estimated using a combined company effective tax rate of 0%.

Basic and diluted loss per share is calculated using share equivalents outstanding at the merger date of 44.3 million.

The pro forma results are presented for illustrative purposes only and do not reflect the realization of potential cost savings, or any integration costs. These pro forma results do not purport to be indicative of the results that would have actually been obtained if the acquisition occurred at the beginning of the respective reporting periods, nor is the pro forma data intended to be a projection of future results.

Acquisition of Certain Assets of Tobii Assistive Technology, Inc.

On July 25, 2008, Cambium acquired certain intellectual property rights and an inventory of titles with related author agreements of Tobii Assistive Technology, Inc., a Massachusetts corporation, for $112,003. The cash used to fund this acquisition came from the Company’s general working capital. The purchase price was allocated as follows: $52,003 to goodwill (deductible for tax purposes), $39,000 to customer lists and $21,000 to developed technology. The customer lists and developed technology are amortized on a straight-line basis over their useful lives of two years and three years, respectively.

Note 5 —	Income Taxes

Losses before income taxes for the years ended December 31, 2010, 2009 and 2008 were all attributable to the United States.

Income tax benefit attributable to income included the following:

	Years Ended December 31,
	2010	2009	2008
	(In thousands)

Current income tax expense (benefit):
United States federal	$1	$—	$—
State and local	888	272	103

Current income tax expense	889	272	103
Deferred income tax benefit
United States federal	—	(5,571)	(11,951)
State and local	(1,472)	(2,405)	(1,574)

Deferred income tax benefit	(1,472)	(7,976)	(13,525)
Income tax benefit	$(583)	$(7,704)	$(13,422)

Reconciliation of income tax benefit and the domestic federal statutory income tax benefit is as follows:

	Years Ended December 31,
	2010	2009	2008
	(In thousands)

Statutory federal income tax benefit	$(5,787)	$(15,214)	$(29,044)
Increase (reduction) from:
State taxes (net of federal benefit)	(584)	(1,378)	(1,057)
Goodwill impairment	—	3,187	26,588
Purchase price adjustment	—	—	(10,244)
Merger transaction expenses	—	4,745	—
Change in valuation allowance	6,436	625	122
Other	(648)	331	213

Income tax benefit	$(583)	$(7,704)	$(13,422)

Deferred income taxes are primarily provided for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities. The tax effects of each type of temporary difference and carryforward that give rise to a significant portion of deferred tax assets (liabilities) at the end of fiscal 2010 and 2009 were as follows:

	2010	2009
	(In thousands)

Deferred tax assets are attributable to:
Net operating loss carryforwards	$18,682	$25,916
Tax credit carryforwards	7,673	7,670
Reserves	4,940	7,164
Inventory	5,697	4,435
Deferred financing costs	1,569	2,317
Embezzlement loss	1,404	1,528
Fixed assets	1,472	1,039
Other	728	738

Total gross deferred tax assets	42,165	50,807
Valuation allowance	(18,645)	(14,312)

Net deferred tax assets	23,520	36,495
Deferred tax liabilities are attributable to:
Intangibles	(24,308)	(33,981)
Deferred revenue	(38)	(4,403)

Total gross deferred tax liabilities	(24,346)	(38,384)

Net deferred tax liability	$(826)	$(1,889)

The deferred tax asset (liability) is classified as follows:

	2010	2009
	(In thousands)

Short-term deferred tax asset	$3,703	$6,267
Long-term deferred tax liability	(4,529)	(8,156)

Net deferred tax asset (liability)	$(826)	$(1,889)

The net increase in the valuation allowance in 2010 was $4.3 million. The valuation allowance increased during 2010 primarily because it offset the increase in the deferred tax asset derived from pre-tax losses. As of December 31, 2010, there is no amount of the valuation allowance for which subsequently recognized benefits will be allocated to reduce goodwill.

The net increase in the valuation allowance in 2009 was $11.5 million. The valuation allowance increased during 2009 primarily because of the acquisition of VLCY. VLCY had established a valuation allowance of $12.1 million as of the date of acquisition against all of its Federal and unitary state net deferred tax assets. The inclusion of Cambium’s net deferred tax liabilities decreased VLCY’s valuation allowance approximately $1.8 million. Post acquisition, increases in the Company’s deferred tax assets were offset by increases in the valuation allowance. As of December 31, 2009, there is not any amount of the valuation allowance for which subsequently recognized benefits will be allocated to reduce goodwill.

At December 31, 2010, the amounts and expiration dates of loss and tax credit carryforwards were as follows:

	Amount as of	Expire or start expiring
	December 31, 2010	at the end of:
	(In thousands)

U.S. net operating loss(1)	$49,908	2028
State net operating loss carryforward (net):
State tax net operating losses	1,214	2012 - 2028
Tax credits:
Minimum tax credit	7,254	Carry forward indefinitely
Research and development tax credit	419	2014 - 2021

Total tax credits	7,673

(1)	$35.7 million of the U.S net operating loss (NOL) above is related to the VLCY acquisition. The utilization of this NOL is subject to an annual limitation of $7.1 million.

Income taxes paid, net of tax refunds, were $15 thousand for fiscal year 2010. Income taxes refunded, net of tax payments, were $3.1 million for fiscal year 2009. $3.4 million of the income taxes received during 2009 were deposited into escrow pursuant to the CVR obligation in connection with the merger agreement. Income taxes paid, net of refunds, for fiscal year 2008 were $0.7 million.

VLCY was formerly known as ProQuest Company. Under sale agreements with Snap-On Incorporated and Cambridge Scientific Abstracts, LP (“CSA”), the Company is liable to indemnify Snap-On Incorporated or CSA for any income taxes assessed against ProQuest Business Solutions (“PQBS”) or ProQuest Information and Learning (“PQIL”) for periods prior to VLCY’s sale of PQBS or PQIL in 2006 and 2007, respectively. The Company has established a contingent liability for those matters where it is not probable that the position will be sustained and a tax receivable for those matters where it is deemed more likely than not that the position will be sustained. The amounts of the liability and receivable are based on management’s best estimate given the Company’s history with similar matters and interpretations of current laws and regulations in accordance with applicable accounting guidance for income tax positions.

Uncertain Tax Positions

The Company recognizes the financial statement impacts of a tax return position when it is more likely than not, based on technical merits, that the position will ultimately be sustained. For tax positions that meet this recognition threshold, the Company applies judgment, taking into account applicable tax laws, experience managing tax audits and relevant GAAP, to determine the amount of tax benefits to recognize in the financial statements. For each position, the difference between the benefit realized on the Company’s tax return and the benefit reflected in the financial statements is recorded on the Consolidated Balance Sheets as an unrecognized tax benefit (“UTB”). The Company updates its UTBs at each financial statement date to reflect the impacts of audit settlements and other resolution of audit issues, expiration of statutes of limitation, developments in tax law and ongoing discussions with tax authorities. A reconciliation of the change in the UTB balance from January 1, 2010 to December 31, 2010, and January 1, 2009 to December 31, 2009, is as follows:

	2010	2009
	(In thousands)

Balance at the beginning of the year	$15,437	$—
Increases for acquisitions during the period	—	14,685
Increases for tax positions taken during the period	—	752
Decreases for expiration of the statute of limitations	(5,058)	—
Decreases relating to settlements	(3,181)	—

Balance at the end of the year	$7,198	$15,437

The Company estimates it is reasonably possible that approximately $0.1 million in unrecognized tax benefits will be recognized in 2011 due to the statute of limitations expiring. Of this amount and included in the balance of unrecognized tax benefits at December 31, 2010 are approximately $0.8 million of tax benefits that, if recognized, would affect the effective tax rate. The recognition of the remaining uncertain tax positions would not affect the effective tax rate, but would instead increase or would have increased available tax attributes. However, the recognition of the tax attribute would be offset by an increase in the deferred tax asset valuation allowance resulting in no net impact in the effective tax rate.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. Related to the unrecognized tax benefits noted above, the Company recognized no penalties and immaterial amounts for interest (gross) during 2010 and, as of December 31, 2010, has a liability for interest (gross) of approximately $0.1 million.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. All U.S. tax years prior to 2008 related to the VLCY acquired entities have been audited by the Internal Revenue Service. Cambium and its subsidiaries have been examined by the Internal Revenue Service through the end of 2006. Various state tax authorities are in the process of examining income tax returns for various tax years through 2007.

Note 6 —	Property, Equipment and Software

Balances of major classes of assets and accumulated depreciation and amortization consist of the following:

	Year Ended December 31,
	2010	2009

Land and building	$13,360	$13,360
Furniture and fixtures	1,187	775
Machinery, computers and equipment	6,947	5,867
Software	10,431	4,619
Leasehold improvements	1,019	330

Total	32,944	24,951
Less accumulated depreciation and amortization	7,838	4,294

Property,equipment and software, net	$25,106	$20,657

Note 7 —	Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for the years ended December 31, 2010 and December 31, 2009 are as follows:

	Publishing	Voyager	Sopris	CLT	Total
	(In thousands)

Balance as of December 31, 2008
Goodwill	$153,533	$—	$—	$38,806	$192,339
Accumulated impairment losses	(75,966)	—	—	—	(75,966)

	77,567	—	—	38,806	116,373

Goodwill impairment	(9,105)	—	—	—	(9,105)
Allocation of Publishing goodwill among Voyager and Sopris segments	(68,462)	51,162	17,300	—	—
Goodwill from acquisitions	—	24,923	—	19,724	44,647

Balance as of December 31, 2009
Goodwill	—	161,156	17,300	58,530	236,986
Accumulated impairment losses	—	(85,071)	—	—	(85,071)

	—	76,085	17,300	58,530	151,915

Goodwill impairment	—	—	—	—	—
Goodwill from acquisitions	—	—	—	—	—

Balance as of December 31, 2010
Goodwill	—	161,156	17,300	58,530	236,986
Accumulated impairment losses	—	(85,071)	—	—	(85,071)

	$—	$76,085	$17,300	$58,530	$151,915

In accordance with applicable accounting guidance, goodwill and other indefinite-lived intangible assets are not amortized but are instead reviewed for impairment at least annually and if a triggering event is determined to have occurred in an interim period. The Company’s annual impairment testing is performed as of December 1 of each year.

The Company performed the 2010 yearend impairment analysis using four reporting units: Voyager; Sopris; the Learning A-Z and ExploreLearning subscription businesses from the Cambium Learning Technologies segment; and the Kurzweil and IntelliTools businesses from the Cambium Learning Technologies segment. As noted in the table above, the goodwill balances reported by the Voyager and Sopris reporting units at December 31, 2010 were $76.1 million and $17.3 million, respectively. Of the December 31, 2010 goodwill balance recorded in the Cambium Learning Technologies segment, $38.8 million is attributable to the Kurzweil and Intellitools reporting unit and $19.7 million is attributable to the Learning A-Z and Explore Learning reporting unit. In the first step of the impairment test for fiscal year 2010, the fair market value of each reporting unit was determined using an income approach and was dependent on multiple assumptions and estimates, including future cash flow projections with a terminal value multiple and the discount rate used to determine the expected present value of the estimated future cash flows. Future cash flow projections were based on management’s best estimates of economic and market conditions over the projected period, including industry fundamentals such as the state of educational funding, revenue growth rates, future costs and operating margins, working capital needs, capital and other expenditures, and tax rates. The discount rate applied to the future cash flows was a weighted-average cost of capital and took into consideration market and industry conditions, returns for comparable companies, the rate of return an outside investor would expect to earn, and other relevant factors. The first step of impairment testing for fiscal 2010 showed that the fair value of each reporting unit exceeded its carrying value by at least 10%; therefore, no second step of testing was required.

In June 2009, the Company determined that the signing of the merger agreement was a triggering event requiring it to review goodwill for impairment. At the time of this review, the Company had two reporting units: Published Products and Learning Technologies. The first step of impairment testing as of June 30, 2009 showed that the carrying value of the Published Products unit exceeded its fair value and that the second step of testing was required for this unit. The second step requires the allocation of fair value of a reporting unit to all of the assets and liabilities of that reporting unit as if the reporting unit had been acquired in a business combination. The fair value was determined using an income approach based on forecasted operating results. As a result of the second step of the Company’s second quarter 2009 impairment test, the goodwill balance for the reporting unit as of the measurement date was determined to be partially impaired, and an impairment charge of $9.1 million was recorded as of June 30, 2009. As of the second quarter 2009, the estimated fair market value of the reporting unit was estimated to have fallen below the book value as a result of worsening and prolonged adverse developments in the overall education funding environment, including the reductions in Reading First funding effective 2008 and the reductions in available state and local funds.

In conducting the annual goodwill impairment testing for fiscal 2008, the Company compared the book value of goodwill attributed to the Published Products and Learning Technologies segments with the estimated fair market values of these segments. As of yearend 2008, the estimated fair market value of the Published Products segment was estimated to be less than the book value as a result of lower future cash flow projections, driven by adverse developments in the education funding environment at the federal and local level. An impairment charge of $76.0 million related to Published Products was recorded in 2008 as a result of these factors. These estimates of fair market are dependent on multiple assumptions and inputs, including industry fundamentals such as the state of educational funding and the actual performance and future projections of the Company.

The Company’s definite lived intangible assets and related accumulated amortization at the end of fiscal 2010 and 2009 consist of the following:

	Balance at			Balance at			Balance at
	December 31,			December 31,			December 31,
	2008	Additions	Disposals	2009	Additions	Disposals	2010
	(In thousands)

Other intangible assets — gross book value:
Publishing rights	$90,300	$—	$—	$90,300	$—	$—	$90,300
Trademark	15,580	2,169	—	17,749	—	—	17,749
Customer relationships	13,739	5,380	—	19,119	—	(39)	19,080
Contracts	2,100	—	—	2,100	—	(2,100)	—
Acquired curriculum and technology	6,321	42,700	—	49,021	—	—	49,021
Reseller network	12,300	—	—	12,300	—	—	12,300
Conference attendees	500	—	—	500	—	—	500
Non-compete	2,600	—	—	2,600	—	(2,600)	—

Total other intangibles — gross book value	143,440	50,249	—	193,689	—	(4,739)	188,950
Other intangible assets — accumulated amortization:
Publishing rights	(24,039)	(13,949)	—	(37,988)	(13,605)	—	(51,593)
Trademark	(2,460)	(1,349)	—	(3,809)	(1,467)	—	(5,276)
Customer relationships	(7,175)	(2,915)	—	(10,090)	(2,585)	39	(12,636)
Contracts	(1,487)	(555)	—	(2,042)	(58)	2,100	—
Acquired curriculum and technology	(2,474)	(1,852)	—	(4,326)	(11,632)	—	(15,958)
Reseller network	(5,426)	(2,132)	—	(7,558)	(1,595)	—	(9,153)
Conference attendees	(293)	(86)	—	(379)	(53)	—	(432)
Non-compete	(1,490)	(867)	—	(2,357)	(243)	2,600	—

Total other intangibles — accumulated amortization	(44,844)	(23,705)	—	(68,549)	(31,238)	4,739	(95,048)

Other intangible assets, net	$98,596	$26,544	$—	$125,140	$(31,238)	$—	$93,902

Estimated aggregate amortization expense expected for each of the next five years related to intangibles subject to amortization is as follows:

	Amortization -	Amortization -	Total
	Cost of Revenues	Operating Expense	Amortization
	(In thousands)

2011	$21,785	$4,296	$26,081
2012	17,519	3,440	20,959
2013	12,710	2,779	15,489
2014	8,978	2,436	11,414
2015	5,972	2,175	8,147
Thereafter	4,806	7,006	11,812

	$71,770	$22,132	$93,902

Note 8 —	Other Current Assets

Other current assets at the end of fiscal 2010 and 2009 consist of the following:

	2010	2009
	(In thousands)

Deferred costs	$2,163	$269
Prepaid expenses	1,463	2,019
Income taxes receivable	249	1,322
Other current assets	62	—
Settlement receivable	—	2,400

Total	$3,937	$6,010

The settlement receivable amount relates to an amount due from a subsidiary sold by VLCY in the years prior to the merger with Cambium. The receivable was allocated a portion of the purchase price at the acquisition date and was also included in the CVRs obligation created in the merger with VLCY, as described in Note 4.

Note 9 —	Other Assets

Other assets at the end of fiscal 2010 and 2009 consist of the following:

	2010	2009
	(In thousands)

Tax receivables	$11,168	$—
Deferred financing costs	1,542	—
Collateral investments	1,964	1,061
Other	813	358

Total	$15,487	$1,419

Tax receivables include the $10.4 million receivable from the state of Michigan as discussed in Note 19 to the Consolidated Financial Statements. The deferred financing costs represent costs incurred in connection with the issuance of the $175 million aggregate principal amount of 9.75% senior secured notes as described in Note 23 to the Consolidated Financial Statements.

Note 10 —	Accrued Expenses

Accrued expenses at the end of fiscal 2010 and 2009 consist of the following:

	2010	2009
	(In thousands)

Salaries, bonuses and benefits	$10,183	$12,428
Accrued royalties	3,220	1,770
Pension and post-retirement medical benefits	1,209	1,293
Deferred compensation	525	633
Interest rate swap	—	992
Other	7,751	6,804

Total	$22,888	$23,920

Salaries, bonuses and benefits accrued as of December 31, 2009 include severance and other amounts owed to employees and former employees that are related to the merger agreement between the Company and VLCY. As of the merger date, funds related to these obligations, as well as obligations related to certain deferred compensation and pension liabilities, were placed in a rabbi trust pursuant to the merger agreement. As of December 31, 2010, the funds in this rabbi trust totaled $11.5 million. See Note 15 for further description of the Company’s pension benefits.

Note 11 —	Other Liabilities

Other liabilities at the end of fiscal 2010 and 2009 consist of the following:

	2010	2009
	(In thousands)

Pension and post-retirement medical benefits, long-term portion	$10,847	$10,509
Long-term deferred tax liability	4,529	8,156
Long-term income tax payable	847	1,255
Long-term deferred compensation	613	1,179
Other	3,111	3,057

Total	$19,947	$24,156

See Note 15 for further description of the Company’s pension benefits.

Note 12 —	Leases

Capital Lease Obligations

The Company leases a warehouse, office space and certain administrative equipment under capital lease agreements with original lease terms up to 10 years. Capital leases that exist as of year-end 2010 expire no later than 2016.

The Company has a build-to-suit lease for warehouse and office space in Frederick, Colorado. The lease requires minimum monthly rents that expire on October 31, 2016. The lease is renewable at the Company’s option for two additional periods of five years each. The Company has an outstanding letter of credit in the amount of $1.0 million to secure the lease. The Company evaluated the provisions of the accounting guidance relating to the effect of a lessee’s involvement in an asset construction and concluded that due to the Company’s collateral to the landlord, in the form of the $1.0 million letter of credit, that it is deemed the owner of the land and building for accounting purposes. As a result, the related capitalized costs for the warehouse space in Frederick, Colorado are classified as “land and building” and are included in property, plant and equipment, net, in the accompanying Consolidated Balance Sheets. A corresponding liability is included in the current portion of capital lease obligations and capital lease obligations, less current portion. Due to the acquisition of Cambium, the Company recorded an increase of $4.8 million in purchase accounting related to the fair market value of land, land improvements, and building for the warehouse space on the date of acquisition. The related liability has been adjusted accordingly. The cost of the building is being depreciated over a 35-year useful life. The amount of the depreciation expense was $0.4 million for each year presented. Additionally, the obligation will be reduced over the life of the lease at an interest rate of 5.54%. At the end of the original lease term, the land and building, net of accumulated depreciation, and the remaining liability will equal $9.8 million. The gross value of assets leased under the build-to-suit lease was $13.4 million at December 31, 2010 and December 31, 2009, which is included in the Land and Building category in Property, Equipment and Software. The accumulated amortization of these leased capital assets was $1.4 million and $1.0 million at December 31, 2010 and December 31, 2009, respectively.

The gross value of other leased capital assets used for administrative purposes was $0.1 million and $0.4 million at December 31, 2010 and December 31, 2009, respectively, which are included in the Machinery, Computers and Equipment category in Property, Equipment and Software. The accumulated amortization of leased capital assets was $0.1 million and $0.1 million at December 31, 2010 and December 31, 2009, respectively. Amortization of capital lease assets is recognized over the term of the lease on a straight line basis and included in depreciation and amortization expense.

Operating Leases

The Company leases certain facilities and equipment for production, selling and administrative purposes under agreements with original lease periods up to 10 years. Leases generally include provisions requiring payment of taxes, insurance, and maintenance on the leased property. Some leases include renewal options and rent escalation clauses, and certain leases include options to purchase the leased property during or at the end of the lease term.

Rent holidays and rent escalation provisions are considered in determining straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial term of the lease. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease term. Operating rent expense was $2.4 million, $1.1 million and $1.2 million, for the years ended December 31, 2010, 2009 and 2008, respectively.

Future minimum build-to-suit and capital lease payments under long-term non-cancelable leases, and the related present value of capital lease payments at December 31, 2010 are as follows:

(In thousands)

2011	$1,073
2012	1,110
2013	1,092
2014	1,138
2015	1,160
Thereafter	967

Total minimum lease payments	6,540
Less: Amount representing interest	(3,692)

Present value of net minimum lease payments	2,848
Less: Current portion	(378)
Add: Remaining liability at end of build-to-suit lease	9,847

Capital lease obligations, less current portion	$12,317

Future minimum payments under all remaining non-cancelable operating leases are payable as follows:

(In thousands)

2011	$1,460
2012	2,175
2013	1,632
2014	1,014
2015	774
Thereafter	2,061

Total minimum lease payments	$9,116

Note 13 —	Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability (exit price), in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques are based on observable or unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs have created the following fair value hierarchy:

•	Level 1 — Quoted prices for identical instruments in active markets.

•	Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which significant value drivers are observable.

•	Level 3 — Valuations derived from valuation techniques in which significant value drivers are unobservable.

Applicable guidance requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

As of December 31, 2010, financial instruments include $11.8 million of cash and cash equivalents, restricted assets of $15.7 million, collateral investments of $2.0 million, the $95.4 million senior secured credit facility, the $56.7 million senior unsecured notes, $0.4 million of warrants, and $7.4 million in CVRs. As of December 31, 2009, financial instruments include $13.3 million of cash and cash equivalents, restricted assets of $24.7 million, collateral investments of $1.1 million, the $5.0 million revolver, the $97.2 million senior secured credit facility, the $54.6 million senior unsecured notes, $0.3 million of warrants, $9.6 million in CVRs, and the $1.0 million interest rate swap contract. The fair market values of cash equivalents and the restricted assets are equal to their carrying value as these investments are recorded based on quoted market prices and/or other market data for the same or comparable instruments and transactions as of the end of the reporting period. The fair value of the revolver is equal to its carrying value due to the short-term nature of the instrument and the interest rate being variable. The fair market value of the senior credit facility and senior unsecured notes are subject to market conditions; however, a limited trading market restricts the ability to freely trade the debt. The senior credit facility bears interest at a variable rate and management believes that the carrying value of the senior credit facility approximates its fair value.

Assets and liabilities measured at fair value on a recurring basis are as follows:

		Fair Value at Reporting Date Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	As of	Identical	Observable	Unobservable	Total
	December 31,	Assets	Inputs	Inputs	Gains
Description	2010	(Level 1)	(Level 2)	(Level 3)	(Losses)
	(In thousands)

Restricted Assets:
Money Market	$15,705	$15,705	$—	$—	$—
Collateral Investments:
Money Market	901	901	—	—	—
Certificate of Deposit	1,063	1,063	—	—	—
Warrant	360	—	360	—	23
Interest rate swap	—	—	—	—	992
CVRs	7,369	—	—	7,369	1,124

		Fair Value at Reporting Date Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	As of	Identical	Observable	Unobservable	Total
	December 31,	Assets	Inputs	Inputs	Gains
Description	2009	(Level 1)	(Level 2)	(Level 3)	(Losses)
	(In thousands)

Restricted Assets:
Money Market	$24,686	$24,686	$—	$—	$—
Collateral Investments:
Certificate of Deposit	1,061	1,061	—	—	—
Warrant	280	—	280	—	1
Interest rate swap	992	—	992	—	1,390
CVRs	9,617	—	—	9,617	—

The warrant was valued as described in Note 17 below.

In accordance with the provisions in the accounting guidance for intangibles — goodwill and other, for the year ended December 31, 2009, goodwill with a carrying amount of $161.0 million was written down to its implied fair value of $151.9 million, resulting in an impairment charge of $9.1 million, which was included in earnings for the period. As described in Note 7 above, no goodwill impairment was indicated upon completion of the Company’s 2010 annual impairment analysis.

The fair value of the liability for the CVRs is determined using a probability weighted cash flow analysis which takes into consideration the likelihood, amount and timing of cash flows of each element of the pool of assets and liabilities included in the CVR. The determination of fair value of the CVRs involves significant assumptions and estimates, which are reviewed at each quarterly reporting date. As of December 31, 2010, a fair value of $7.4 million has been recorded as a liability for the remaining CVR payments. During the year ended December 31, 2010, a gain of $1.1 million was recorded in general and administrative expense to reflect a decrease in the estimated fair value of the CVR liability. The ultimate value of the CVRs is not known at this time; however, it is not expected to be more than $11 million and could be as low as the $1.1 million already distributed. Future changes in the estimate of the fair value of the CVRs will impact results of operations and could be material. A detail of the elements included in the CVR is as follows:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) CVRs
				Estimated
	Estimated	Loss (Gain) for Changes		Fair Value
	Fair Value	in Estimated CVR Liability		as of
Components of CVR Liability:	as of Merger Date	2009	2010	December 31, 2010
	(In thousands)

Tax refunds received before closing of the merger	$1,583	$—	$—	$1,583
Other specified tax refunds	5,932	—	(1,431)	4,501
Tax indemnity obligation	1,717	—	—	1,717
Legal receivable	2,400	—	—	2,400
Michigan state tax liability	(900)	—	(140)	(1,040)
Other specified tax related liabilities	(579)	—	447	(132)
Costs incurred to collect tax refunds and by stockholders’ representative	(536)	(18)	—	(554)

Estimated fair value of CVR liability	9,617	(18)	(1,124)	8,475
Payments to holders of CVRs				1,106

Remaining estimated CVR liability				$7,369

As of December 31, 2010, restricted assets in an escrow account for the benefit of the CVRs were $4.2 million, with activity as follows. The escrow account includes $3.0 million for a potential tax indemnity obligation, which, if such obligation is not triggered, will benefit the CVRs by $1.9 million with the remainder reverting back to general cash of the Company.

CVR Escrow Trust
(In thousands)

Balance as of December 31, 2008	$—
Funding of potential tax indemnity obligation	3,000
Tax refunds received	4,964
Costs incurred to collect tax refunds and by stockholders’ representative	(18)

Balance as of December 31, 2009	7,946
Tax refunds received	370
Funds received for legal receivable	2,400
Payments of specified liabilities	(5,280)
Payments to holders of CVRs	(1,106)
Costs incurred to collect tax refunds and by stockholders’ representative	(152)
Interest income	1

Balance as of December 31, 2010	$4,179

Note 14 —	Debt

Long-term debt consists of the following at December 31 2010 and 2009:

	2010	2009
	(In thousands)

$128.0 million of floating rate senior secured notes due April 11, 2013, interest payable quarterly	$95,408	$97,169
$64.2 million of 13.75% senior unsecured notes due April 11, 2014, interest payable quarterly	56,722	54,598

	152,130	151,767
Less: Current portion of long-term debt	(1,280)	(1,280)

Total long-term debt	$150,850	$150,487

Permanent Waiver

As a result of the Embezzlement Matter and the relevant investigation, the Company was unable to issue its 2007 financial statements until after April 14, 2008, causing a financial reporting default under the senior secured credit facility (the “Senior Facility”) and Senior Unsecured Notes Agreement. Pursuant to waivers entered into among the Company, the administrative agent under the Senior Facility, and the required lenders, and waivers entered into among the Company, the administrative agent under the Senior Unsecured Notes Agreement, and the required noteholders on May 20, 2008, the required lenders under the Senior Facility and the required noteholders under the Senior Unsecured Note Agreement each temporarily waived the financial reporting defaults, and extended the date upon which the Company was required to deliver the relevant financial reports until August 15, 2008. During the period of temporary waiver, interest on the senior secured loans made pursuant to the Senior Facility and Senior Unsecured Notes was calculated at 2% higher than the original rate, as called for in the agreements. The additional interest for the Senior Unsecured Notes was added to the principal of the notes and is payable at maturity.

While in default, including the period of temporary waiver, the Company was prohibited from borrowing against the revolving loans made pursuant to the Senior Facility. In order to assist the Company in meeting its seasonal, short-term financing requirements, three members of the Company made unsecured loans to the Company totaling $7.0 million, payable October 11, 2014, with interest at 14% per year, payable quarterly beginning June 30, 2008.

On August 22, 2008, the Company entered into a Permanent Waiver and Amendment (“Permanent Waiver”) with its Senior Facility and Senior Unsecured Notes lenders. Under the terms and conditions of the Permanent Waiver, the lenders waived the default arising from the embezzlement and resulting financial reporting default, and agreed to other terms and conditions further described in this note.

The EBITDA definition in the credit agreement, as amended, was modified to include adjustments related to losses and expenses incurred as a result of the Embezzlement Matter.

The Permanent Waiver required the Company to pay an amendment fee and increased the interest rate on the Senior Facility and Senior Unsecured Notes.

In connection with the Permanent Waiver, the $7.0 million in unsecured loans described above were converted to capital stock on June 30, 2008.

Deferred financing costs were capitalized in other assets, net of accumulated amortization, and were amortized over the term of the related debt using the effective interest method. In connection with the successor financings above, the Company incurred $5.9 million in financing costs. Capitalized deferred financing costs at August 22, 2008 (date of Permanent Waiver) were $4.6 million.

In accordance with the accounting guidance for modifications or exchanges of debt instruments, the modifications to the Senior Facility and Senior Unsecured Notes resulting from the Permanent Waiver were analyzed to determine whether the refinancing would be recorded as an extinguishment of debt or a modification of debt. Based upon this analysis, it was determined that the modification qualified as extinguishment of debt, with associated unamortized deferred financing costs and amendment fees included in debt extinguishment gain or loss. The Company recognized a total pre-tax charge of $5.6 million consisting of deferred financing costs of $4.6 million and amendment fees of $1.0 million, recorded as loss on extinguishment of debt during fiscal year 2008 in the accompanying Consolidated Statement of Operations.

Senior Secured Credit Facility

On April 12, 2007, Cambium Learning entered into a $158 million credit agreement consisting of a $30 million revolving credit facility and a $128 million term loan facility. The credit agreement requires quarterly principal payments of $0.3 million in respect of the term loan facility. The senior notes are secured by substantially all of Cambium Learning’s personal property. Under the original agreement, the interest rate on the Senior Facility was based upon either the one-, three- or six-month LIBOR rate plus 2.75%.

Due to the Permanent Waiver, the interest rate on the Senior Facility is now based on one-, three- or six-month LIBOR or Alternative Base Rate (ABR) plus a spread as determined by Cambium Learning’s credit ratings, subject to a floor on each of the two rates. Based on ratings as of yearend 2010, the spread is LIBOR plus 5.0%. The LIBOR rate cannot be less than 3.0%, and the ABR cannot be less than 4.0%. As of December 31, 2010, the interest rate on the senior secured notes and the revolving credit facility was 8.0%. As of December 31, 2010, the Company had $95.4 million of principal outstanding under the term loan facility and no borrowings under the revolving credit facility, and subject to certain borrowing base capacity limitations for outstanding letters of credit, had $27.1 million available to borrow under the revolving credit facility.

On August 27, 2008, in accordance with the terms of the Permanent Waiver, $23.0 million was used to prepay the Tranche B Loans of the Senior Facility. In addition, proceeds from the recovery of the embezzled funds have been used to make prepayments on the Senior Facility.

Senior Unsecured Notes

On April 12, 2007, Cambium Learning entered into a Note Purchase Agreement and sold 11.75% notes due April 11, 2014 (the “Senior Unsecured Notes”), generating gross proceeds of $50 million, in a private placement. The Senior Unsecured Notes are guaranteed by the Company and pay cash interest equal to 10.0% on a quarterly basis. Any additional interest beyond the 10% rate is added to the principal of the notes and is not payable until April 11, 2014. The initial interest rate on the senior unsecured notes was 11.75% per annum. That rate was increased by 200 basis points in connection with the negotiation of the Permanent Waiver and credit agreement amendments in 2008 and was increased by an additional 50 basis points as of March 31, 2009 by virtue of Cambium’s total leverage ratio (as defined under the senior unsecured notes) exceeding 5.5 to 1 as of March 31, 2009; however, as a result of the merger with VLCY, the total leverage ratio fell below 5.5 to 1 and the rate was decreased by 50 basis points. Thus, as of December 31, 2009, the interest rate on the subordinated notes became 13.75% per annum. Assuming the all-in interest rate on the senior unsecured notes had remained at 13.75% until April 11, 2010, the value of the notes, including accrued interest, would have been $64.2 million.

Covenants under the Senior Facility and Senior Unsecured Notes

The Senior Facility includes a financial covenant which is a total leverage ratio. The ratio is calculated quarterly using an adjusted EBITDA, which is defined as earnings before interest paid, taxes, depreciation, and amortization, and other adjustments allowed under the terms of the agreement, on a rolling 12-month basis. It also contains customary covenants, including limitations on Cambium Learning’s ability to incur debt, and events of default as defined by the agreement. The Senior Facility also limits Cambium Learning’s ability to pay dividends, to make advances, and otherwise engage in inter-company transactions. The Senior Facility required the total leverage ratio to be no greater than 5.5:1 for fiscal 2010.

The Senior Unsecured Notes include a financial covenant which requires that beginning with the quarter ended March 31, 2009, Cambium Learning maintains as of the end of each fiscal quarter consolidated adjusted EBITDA of not less than $25.0 million, which is defined as earnings before interest paid, taxes, depreciation, and amortization, and other adjustments allowed under the terms of the agreement, on a rolling 12-month basis. The Senior Unsecured Notes also contain customary covenants, including limitations on Cambium Learning’s ability to incur debt.

In the event that Cambium Learning fails to comply with these financial covenants, the Company has the right to make a cash contribution to the capital of Cambium Learning, the aggregate amount not to be in excess of the minimum amount necessary to cure the relevant failure to comply with the financial covenant. Upon receipt by Cambium Learning of such cash, the financial covenant will be recalculated giving effect to the pro forma adjustments. EBITDA shall be increased by the amount of cash contributed, solely for the purpose of measuring the financial covenant. This right to make a cash contribution is available for no more than one fiscal quarter in a fiscal year. For the fiscal quarter ended June 30, 2009, Cambium Learning’s total leverage ratio was greater than the maximum permitted 6.5:1, and Cambium Learning’s adjusted EBITDA was less than the minimum required $25 million. As of August 14, 2009, Cambium Learning was in non-compliance with these covenants. On August 14, 2009, the Company notified both its senior secured lenders and senior unsecured note holders that VSS-Cambium Holdings, LLC intended to cure the non-compliance. On August 17, 2009, $3.0 million of capital was contributed to Cambium Learning by its stockholder to fund the cure. On August 20, 2009, the $3.0 million was paid to the senior secured lenders and reduced the principal amount outstanding on Cambium Learning’s senior secured credit agreement.

Amendments to the Senior Facility and Senior Unsecured Notes

Cambium Learning entered into an amendment to each of its credit agreements on October 29, 2009. Since the Senior Facility and the Senior Unsecured Notes Agreement are substantially similar agreements, each of the amendments is substantially similar to the other. The amendments were permitted under the terms of the merger agreement, and provide for the following important modifications to the credit agreements:

•	Change in Control Definition. Prior to the amendment, the original investors in Cambium Learning were required to own or control a majority of the outstanding economic or voting interests of Cambium Learning. This majority threshold was reduced to 35%.

•	VSS Funds Ownership. VSS is not permitted to sell or otherwise transfer any of the Company’s common stock that it directly or indirectly owns, unless it continues to directly or indirectly own or control at least 35% of the outstanding Company common stock, and it has not sold or otherwise transferred, in the aggregate, more than 15% of its Company common stock.

•	Increase in Material Indebtedness. An event of default would occur if a “change in control” occurred under any of Cambium Learning’s other “material indebtedness.” The term “material indebtedness” includes the Senior Unsecured Notes, as well as any other debt, the principal amount of which exceeds a specified threshold. The $5 million threshold was increased under the amendment to $7.5 million.

•	Exceptions to Restricted Payments. Cambium Learning is prohibited from paying dividends, unless the specific type of payment is permitted. Additional types of payments were permitted to allow the following:

•	Up to $3.0 million to fund public company, administrative, overhead, franchise tax and related costs incurred by the Company; and

•	Up to $750,000 in annual board of director compensation and expenses.

•	The annual monitoring fee previously payable to VSS was eliminated.

•	Permitted Acquisition Basket Reset. The amount of consideration payable in an acquisition is limited under the credit agreements, and the limitations were reset after giving effect to the acquisition of Voyager Expanded Learning by Cambium Learning in connection with the mergers. The limitation was reset to a cumulative $150 million amount, but any single acquisition is limited to $20 million until the ratio of senior secured debt to EBITDA (as calculated under the credit agreements) does not exceed 2.50 to 1.0, and the ratio of total leverage to EBITDA (as calculated under the credit agreements) does not exceed 3.50 to 1.0, at which time the single acquisition limit will be increased to $100 million.

•	Definition of Consolidated EBITDA. The definition of Consolidated EBITDA, which is used for calculating leverage ratios under the senior secured credit agreement, and the minimum EBITDA covenant under the Senior Unsecured Notes Agreement was modified to allow additional add-backs for the following items:

•	Deferred revenue associated with a permitted acquisition;

•	Up to $24.0 million in M&A costs related to the mergers;

•	Up to $2.0 million in costs incurred in closing of locations or lease terminations in connection with the mergers;

•	Up to $5.0 million in severance costs incurred in connection with the mergers;

•	Up to $3.0 million in integration costs incurred connection with the mergers; and

•	Merger and acquisition costs for future transactions (whether or not completed) of up to $5.0 million for closed transactions and $0.5 million for failed transactions in any calendar year, and $2.0 million in the aggregate.

In addition, the amendments ratified and approved the mergers and the related transactions.

Each of the lenders who executed the amendment on or before October 28, 2009 received a fee equal to 20 basis points of the amount of its loans and commitments under the credit agreements, for an aggregate fee payable to all lenders equal to approximately $0.3 million, which is included in other income (expense) in the Consolidated Statements of Operations.

At December 31, 2010, the future minimum repayments under long-term debt, including paid-in-kind interest of $7.5 million in 2014, were payable as follows:

2010
(In thousands)

2011	1,280
2012	1,280
2013	92,848
2014	64,223
2015	—
Thereafter	—

Total debt repayment	$159,631

As described in Note 23 to the Consolidated Financial Statements, during February 2011, Cambium Learning used a portion of the net proceeds from the sale of $175 million aggregate amount of 9.75% Senior Notes to repay in full its existing Senior Facility and Senior Unsecured Notes. The Senior Notes are due in 2017.

In June 2007, the Company entered into an interest rate swap contract, with a notional amount of $39.0 million, which expired in June 2010. Under the agreement, to the extent that LIBOR exceeded a fixed maximum rate, the Company received payments on the notional amount. The total fair value of this financial instrument at December 31, 2009 amounted to a liability of approximately $1.0 million and is included in accrued expenses in the accompanying Consolidated Balance Sheets. The Company recognized a gain of $1.0 million, a gain of $1.4 million, and a loss of $0.8 million for the years ended December 31, 2010, 2009 and 2008, respectively, on changes in fair market value of the interest rate swap, which have been included in other income (expense) in the accompanying Consolidated Statements of Operations.

Note 15 —	Profit-Sharing, Pension, and Other Postretirement Benefit Plans

Defined Contribution Plans

On January 1, 2010, the Company’s 401(k) plan was consolidated with VLCY’s plan. Under this plan, the Company provides matching contributions of 50% of participant contributions up to 4%. Additionally, the Company may make discretionary contributions based upon exceeding company performance targets of up to

2% of eligible earnings for all employees regardless of participation. The 401(k) matching contribution expense was $0.7 million in 2010.

Prior to 2010, Cambium had a defined contribution retirement plan, the Cambium Learning 401(k) Savings Plan, which conformed to Section 401(k) of the Internal Revenue Code and covered substantially all of Cambium’s eligible employees. Participants elected to contribute a percentage of their compensation subject to an annual limit. Cambium provided a matching contribution in amounts up to 4.5% of employee compensation. The 401(k) matching contribution expense was $0.6 million and $0.7 million for the years ended December 31, 2009 and December 31, 2008, respectively.

As a result of the acquisition of VLCY, the Company also has contractual obligations under a frozen replacement benefit plan (“RBP”) for a small number of terminated and retired executives and one current employee. Because the RBP is frozen, no participant can make or is entitled to additional contributions. Instead, the Company has accrued a liability totaling $1.0 million as of yearend 2010 to reflect its estimated future obligation for the RBP. The current portion of the RBP liability, which was $0.4 million at yearend 2010, is included on the line “Deferred compensation” in Note 10 of the Consolidated Financial Statements. The long-term portion of the RBP liability, which was $0.6 million at yearend 2010, is included on the line “Long-term deferred compensation” in Note 11 of the Consolidated Financial Statements.

Defined Benefit Plan

As a result of the acquisition of VLCY, the Company also has a frozen defined benefit pension plan covering certain terminated and retired former domestic employees. The benefits are primarily based on years of service and/or compensation during the years immediately preceding retirement. The Company uses a measurement date of December 31 for its pension plan.

Applicable accounting guidance for employers’ accounting for defined benefit pension and other postretirement plans requires reporting of the funded status of defined benefit postretirement plans as an asset or liability in the statement of financial position, recognizing changes in the funded status due to gains or losses, prior service costs, and net transition assets or obligations in other comprehensive income in the year the changes occur, adjusting other comprehensive income when the gains or losses, prior service costs, and net transition assets or obligations are recognized as components of net period benefit cost through amortization, and measuring the funded status of a plan as of the date of the statement of financial position, with limited exceptions.

The net costs of the Company’s defined benefit pension plan for the years ended December 31, 2010 and 2009 are as follows:

	2010	2009
	(In thousands)

Service cost	$—	$—
Interest cost	584	36
Recognized net actuarial loss/(gain)	908	(206)

Net pension and other postretirement benefit cost (income)	$1,492	$(170)

Obligation and Funded Status

The funded status of the Company’s U.S. defined benefit pension plan at the end of fiscal 2010 and 2009 is as follows:

	2010	2009
	(In thousands)

Change in Benefit Obligation
Benefit obligation, beginning of period	$11,734	$12,010
Service cost	—	—
Interest cost	584	36
Actuarial (gain)/loss	908	(206)
Benefits paid	(1,212)	(106)

Benefit obligation, end of year	$12,014	$11,734

Change in Plan Assets
Fair value, beginning of period	$—	$—
Company contributions	1,212	106
Benefits paid	(1,212)	(106)

Fair value, end of year	$—	$—

Funded/(unfunded) status	$(12,014)	$(11,734)

Accrued benefit cost	$(12,014)	$(11,734)

Amounts Recognized in the Consolidated Balance Sheets
Current accrued benefit liability	(1,182)	(1,266)
Non-current accrued benefit liability	(10,832)	(10,468)

Net amount recognized	$(12,014)	$(11,734)

At December 31, 2010, the Company had a net actuarial loss of $0.9 million for its U.S. pension plan, compared to a net actuarial gain of $0.2 million in 2009. These amounts are included in Accumulated Other Comprehensive Income (Loss) in the Consolidated Balance Sheets. Of this amount, the Company expects immaterial amounts to be recognized as a component of net pension cost (income) during 2011.

Plan Assumptions

	2010	2009

Discount rate	4.75%	5.25%

The discount rate is determined by analyzing the average returns of high-quality fixed income investments defined as AA-rated or better. The Company also utilizes an interest rate yield curve for instruments with maturities corresponding to the benefit obligations.

Additional Information

For the Company’s U.S. defined benefit pension plan, the projected benefit obligation and accumulated benefit obligation at the end of fiscal 2010 and 2009 are as follows:

	2010	2009
	(In thousands)

Projected benefit obligation	$12,014	$11,734
Accumulated benefit obligation	12,014	11,734

Future Contributions

Total contributions expected to be paid under the Company’s frozen U.S. retirement plans or to the beneficiaries thereof during fiscal 2011 are $1.6 million, consisting of $1.2 million to its U.S. defined benefit plan and $0.4 million to the RBP.

Gross benefit payment obligations under the Company’s continuing defined benefit plans for the next ten years are anticipated to be as follows:

U.S. Retirement Plans
(Pension Plan and RBP)
(In thousands)

2011	$1,556
2012	1,211
2013	1,173
2014	1,104
2015	1,066
2016 — 2020	4,733

Note 16 —	STOCKHOLDERS’/MEMBERS’ EQUITY

Common Stock

Shares Authorized and Outstanding.  The Company is authorized to issue 150,000,000 shares of common stock, par value $0.001 per share. As of December 31, 2010, there were 43,868,676 shares of common stock outstanding and an additional 5,000,000 shares of common stock reserved for issuance pursuant to the 2009 Equity Incentive Plan.

Shares of the Company’s common stock are not convertible into or exchangeable for shares of any other class of capital stock. There are no redemption or sinking fund provisions applicable to the common stock.

At the time of the merger between the Company and VLCY:

•	20.5 million shares were issued to the former sole stockholder in consideration of its pre-merger interest;

•	3.8 million shares were issued to the former sole stockholder as consideration for a $25.0 million capital contribution made in conjunction with the merger; and

•	19.5 million shares were issued to the former VLCY stockholders as part of the purchase price consideration for the acquisition.

Voting Rights.  Each holder of shares of the Company’s common stock is entitled to one vote for each share held of record on the applicable record date on all matters submitted to a vote of stockholders, including the election of directors.

Dividend Rights.  Holders of the Company’s common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available for payment, subject to the rights of holders of the Company’s preferred stock, if any. The Company does not expect to pay dividends in the short term.

Rights Upon Liquidation.  In the event of a voluntary or involuntary liquidation, dissolution or winding up, the holders of the Company’s common stock will be entitled to share equally in any of the assets available for distribution after payment in full of all debts and after the holders of all series of the Company’s outstanding preferred stock, if any, have received their liquidation preferences in full.

Preemptive Rights; Subscription Rights.  In general, holders of the Company’s common stock have no preemptive rights to purchase, subscribe for or otherwise acquire any unissued or treasury shares or its other securities. However, under the terms of the stockholders agreement, entered into in connection with the mergers (the “Stockholders Agreement”) except with respect to specified exempt issuances, for so long as VSS-Cambium Holdings III, LLC and funds managed or controlled by VSS (collectively “VSS”) beneficially own in the aggregate at least 25% of the outstanding shares of the Company’s common stock, VSS has preemptive rights to purchase the

Company’s common stock (or other securities that may be approved by the audit committee of the board of directors), in connection with any proposed securities offering by the Company. These preemptive rights generally give VSS the opportunity to purchase an amount of common stock (or such other securities as may be approved by the audit committee) in the new issuance sufficient to enable VSS to maintain their same collective percentage ownership following the new issuance.

In addition, under the Stockholders Agreement, the Company granted VSS a subscription right that would permit them to purchase, at any time and from time to time until December 8, 2011, a number of shares of the Company’s common stock up to the lesser of: (i) 7,500,000 shares of common stock (subject to adjustment in the event of any dividend, stock split, combination or similar recapitalization event); or (ii) the number of shares of common stock that VSS may purchase from time to time during the 24-month subscription period for an aggregate purchase price of $20 million. The purchase price per share in connection with the subscription rights is equal to 90% of the volume weighted average price of the Company’s common stock measured over the ten-trading-day period immediately preceding the issuance and sale of the shares of the common stock.

Preferred Stock

Shares Authorized and Outstanding.  The Company is authorized to issue 15,000,000 shares of preferred stock, par value $0.001 per share. As of December 31, 2010, there are no shares of preferred stock issued or outstanding.

Blank Check Preferred Stock.  Under the certificate of incorporation, without further stockholder action, the board of directors is authorized to provide for the issuance of shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions on such shares. The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the Company’s common stock.

Members’ Interest

VSS-Cambium Holdings, LLC.  VSS-Cambium Holdings, LLC was formed on January 29, 2007, and on that date entered into a stock purchase agreement that provided for the purchase by VSS-Cambium Holdings, LLC of all of the outstanding stock of Cambium Learning. Each Investor and Executive Member (Member) contributed capital which totaled $144.0 million, including cash and carryover interest, and was issued a membership interest in the Company. The capital contributed was then used to purchase the outstanding stock of Cambium Learning on April 12, 2007. On January 15, 2008, $0.8 million of capital was contributed by a new investor for a membership interest in the Company. $7 million in unsecured loans (see Note 14), were converted to equity of the Company’s sole stockholder in late August 2008. A capital stock issuance fee of $0.1 million was paid by the Company. In August 2009, the Company’s sole stockholder made a capital contribution of $3.0 million to fund a cure for a debt covenant violation (see Note 14). No future capital contribution is required to the Company by its former Members. At the time of the merger between the Company and VLCY, all membership interests were converted to 20.5 million shares of common stock.

VSS-Cambium Management, LLC.  VSS-Cambium Management, LLC (Management LLC) is a Delaware limited liability company formed on February 7, 2007. Management LLC was a member and held up to a $50,000 equity interest in VSS-Cambium Holdings, LLC. Its members were individuals admitted as Management Members including some which were also Members of the Company. Management Members could include employees of and consultants to the Company. Management LLC was authorized to sell a total of 100,000 Management LLC units. As of December 8, 2009 and December 31, 2008, 65,762 units for a total of $32,881 have been sold and distributed to certain employees of Cambium. The units were valued at $0.50 per unit and reflect the fair value at the date of purchase as determined by the Company’s Board of Managers. There are no further obligations related to these units.

Note 17 —	Stock-Based Compensation and Expense

The total amount of pre-tax expense for stock-based compensation recognized in the years ended December 31, 2010, 2009 and 2008 was $1.1 million, $2.3 million, and zero, respectively. The stock-based compensation expense was allocated as follows:

	2010	2009
	(In thousands)

Cost of sales	$58	$—
Research and development expense	123	—
Sales and marketing expense	136	—
General and administrative expense	768	2,259

Total	$1,085	$2,259

As of December 31, 2010, the Company has one stock-based compensation plan, which is described below. The total income tax expense recognized for book purposes in the consolidated statement of operations related to stock-based compensation was zero, zero and $0.2 million for the years ended December 31, 2010, 2009 and 2008, respectively. The total tax benefit realized was zero for all years presented.

Stock Option Plan

In fiscal 2009, the Company adopted the Cambium Learning Group, Inc. 2009 Equity Incentive Plan (“Incentive Plan”). Under the Incentive Plan, 5,000,000 shares of common stock were reserved for issuance. The Incentive Plan is administered by the board of directors which has the authority to establish the terms and conditions of awards granted under the Incentive Plan. Under the Incentive Plan, the Company can grant incentive stock options, non-statutory stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units, conversion stock options, conversion SARs, and other stock or cash awards.

Warrant

In connection with the completion of the merger with VLCY on December 8, 2009, the Company issued to VSS-Cambium Holdings III, LLC a warrant to purchase shares of the Company’s common stock (the “Holdings Warrant”). As of December 31, 2010, the Holdings Warrant was exercisable for 560,137 shares of the Company’s common stock at an exercise price of $0.01 per share. The Holdings Warrant expires on December 8, 2014. The number of shares of common stock issuable pursuant to the Holdings Warrant may increase in the future upon the occurrence of certain events described below. The number of shares of the Company’s common stock issuable under the Holdings Warrant is based upon the calculation of three separate amounts, described herein as the Cambium Specified Asset Recoupment Amount, the Additional Share Amount and the Formula Amount. The 560,137 shares that are exercisable, or will be exercisable upon issuance, represent 104,907 shares originating from the Cambium Specified Asset Recoupment Amount and 455,230 shares originating from the Formula Amount, which are summarized as follows:

•	The Cambium Specified Asset Recoupment Amount is based upon the net amount of recoveries that the Company receives or received on and after June 1, 2009, including periods after the effective time of the mergers, with respect to the embezzlement matter that was discovered in April 2008. As of December 31, 2010, the Company has received net recoveries of approximately $1.5 million with respect to this matter, although the actual amount of net recoveries that the Company will ultimately receive is not known at this time. The Cambium Specified Asset Recoupment Amount equals 0.45 multiplied by the quotient of the aggregate net recoveries divided by $6.50. Therefore as of December 31, 2010, 104,907 shares are exercisable, or will be exercisable upon issuance, under the Holdings Warrant related to the Cambium Specified Asset Recoupment Amount. In accordance with applicable accounting guidance for distinguishing liabilities from equity, this award is recorded as a liability in the other liabilities line on the Consolidated Balance Sheets and measured at fair value. The initial recording and any subsequent increases in the value of the award attributable to embezzlement recoveries is recorded to embezzlement loss on the income statement. Subsequent changes in fair value are recorded to general and administrative expense. The warrant was valued at $0.4 million on December 31, 2010 with the Black-Scholes pricing model. Due to the low exercise price of the warrants, the model assumptions do not significantly impact the valuation.

•	The Additional Share Amount is calculated over a period commencing at the effective time of the mergers with VLCY and Cambium and ending two years thereafter. The Additional Share Amount will equal the number of shares of VLCY common stock, if any, that are surrendered upon consummation of the VLCY merger in excess of the sum of the 29,874,145 shares that were known to be outstanding plus the number of shares of VLCY common stock that are issued upon the exercise of options known to be outstanding, provided that the maximum Additional Share Amount is capped at a maximum of 145,000 shares and provided, further, that an adjustment to the number of shares VSS-Cambium Holdings III, LLC received in connection with the merger of Cambium was not already made under the terms of the merger agreement. Following completion of the merger with VLCY, 29,999 shares of VLCY common stock in excess of 29,874,145 shares were surrendered and, pursuant to the merger agreement, the number of shares of the Company’s common stock issuable to VSS-Cambium Holdings III, LLC was adjusted to increase the number of shares it received. At the effective time of the merger with VLCY all outstanding stock options were terminated. Thus, the Company does not believe that the Holdings Warrant shall be issuable with respect to any shares relating to the Additional Share Amount.

•	The Formula Amount adds shares to the Holdings Warrant only if, prior to completion of the mergers with Cambium and VLCY, equity cure payments were made under Cambium’s existing credit agreements, debt was retired under those agreements or payments were made to obtain default-related waivers under those agreements. The only applicable event was an equity cure payment of $3.0 million made in August 2009 (see Note 14). The Formula Amount equals the equity cure payment of $3.0 million divided by $6.50, or 455,230 shares. Thus, 455,230 shares of the Company’s common stock are currently exercisable under the Holdings Warrant with respect to the Formula Amount. In accordance with applicable accounting guidance for distinguishing liabilities from equity, this award is recorded to equity with the offset going against the capital contribution made to affect the debt cure.

Subscription Right

In connection with the merger with VLCY, the Company granted VSS a subscription right that permits them to purchase, at any time and from time to time until December 8, 2011, a number of shares of common stock up to the lesser of:

•	7,500,000 shares of common stock (subject to adjustment in the event of any dividend, stock split, combination or similar recapitalization event); or

•	the number of shares of common stock that VSS may purchase from time to time during the 24-month subscription period for an aggregate purchase price of $20.0 million (based upon the per share purchase price described below).

The purchase price per share in connection with the subscription rights is equal to 90% of the volume weighted average price of the common stock measured over the ten-trading-day period immediately preceding the issuance and sale of the shares of common stock. These rights are accounted for as equity with the offsetting grant date fair value of $2.2 million recorded to general and administrative expense during 2009.

Fair Value of Stock Option and SAR Grants

The fair value of each stock-based compensation award granted is estimated on the date of grant using the Black-Scholes option-pricing model.

In connection with the merger with VLCY, the Company issued conversion stock options to purchase 105,910 shares and conversion SARs with respect to 200,000 shares. These were issued in replacement of share-based awards held by employees of VLCY that were required to be converted into rights or options for shares of the Company with the same terms and conditions that were applicable to the rights or options for VLCY shares, including exercise prices ranging from $8.55 to $36.00 per share. The conversion SARs are recorded as a liability at

December 31, 2010 and 2009 in other liabilities on the Consolidated Balance Sheets. For more information see Note 4. The following assumptions were used during 2009 to estimate the fair value of conversion awards:

2009

Expected stock volatility	35.00%
Risk-free interest rate	1.02%
Expected years until exercise	0.10 - 2.56
Dividend yield	0.00%

The following assumptions were used during 2009 to estimate the fair value of other awards:

2009

Expected stock volatility	35.00%
Risk-free interest rate	2.69%
Expected years until exercise	6.25
Dividend yield	0.00%

During the year ended December 31, 2010, the Company granted 1,754,762 options under the Incentive Plan with a total grant date fair value, net of forecasted forfeitures, of $2.0 million. Of these options 82,500 have a per-share exercise price equal to $4.81, 1,233,572 have a per-share exercise price equal to $4.50 and 438,690 of these options have an exercise price equal to $6.50. These options vest equally over a four year service period and the term of the options is ten years from the date of grant. The following assumptions were used in the Black-Scholes option-pricing model to estimate the fair value of these awards:

2010

Expected stock volatility	35.00%
Risk-free interest rate	2.40% – 2.87%
Expected years until exercise	6.25
Dividend yield	0.00%

Due to a lack of exercise history or other means to reasonably estimate future exercise behavior, the Company used the simplified method as described in applicable accounting guidance for stock-based compensation to estimate the expected years until exercise on new awards.

Restricted common stock awards of 6,000 and 4,000 shares were issued during the first and second quarters of 2010, respectively. The restrictions on the common stock awards will lapse one year from the anniversary of the grant date or upon a change in control of the Company for the 6,000 share grant and equally over a four-year period on the anniversary of the grant date or upon a change in control of the Company for the 4,000 share grant. These awards were valued based on the Company’s closing stock price on the date of grant. Expense of $25 thousand was recorded to general and administrative expense for the year ended December 31, 2010.

During 2010, 105,910 conversion stock options, which had been issued in replacement of share-based awards held by employees of VLCY, were cancelled. Additionally, 139,216 of the options granted on January 27, 2010 and 8,493 of the options granted on May 25, 2010 were forfeited during the year. There was no impact to expense during the period as a result of these forfeitures.

Summary of Stock Option and SAR Activity

A summary of the stock option, stock appreciation right and restricted stock transactions for the year ended December 31, 2010 is as follows:

	Stock Option Grantees		SAR Grantee		Restricted Stock
		Weighted		Weighted		Weighted
		Average		Average		Average
	Shares	Exercise	Shares	Exercise	Shares	Grant Date
	(000s)	Price	(000s)	Price	(000s)	Fair Value

Awards outstanding at December 31, 2009	2,256	$6.03	200	$8.55	—	$—
For the year ended December 31, 2010:
Granted	1,755	5.01	—	—	10	3.90
Exercised/Restricted Stock Vested	—	—	—	—	—	—
Forfeited/cancelled	254	14.17	—	—	—	—

Awards outstanding at December 31, 2010	3,757	$5.01	200	$8.55	10	$3.90

Awards exercisable at December 31, 2010	937	$5.00	200	$8.55

Weighted average fair value of awards granted during the year ended December 31, 2010	$1.15		$—

A summary of the nonvested stock option transactions for the year ended December 31, 2010 is as follows:

		Weighted
		Average
	Shares	Grant Date
	(000s)	Fair Value

Nonvested awards outstanding at December 31, 2009	2,129	$1.10
For the year ended December 31, 2010:
Granted	1,755	1.15
Vested	916	1.11
Forfeited/cancelled	148	1.15

Nonvested awards outstanding at December 31, 2010	2,820	$1.21

The total intrinsic value of options and SARs outstanding and exercisable as of December 31, 2010, 2009 and 2008 was zero. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the closing stock price of $3.44 of the Company’s common stock on December 31, 2010. The total grant date fair value of stock options and restricted stock granted during the year ended December 31, 2010 was $2.0 million and $0.1 million, respectively. The total grant date fair value of stock options granted during the year ended December 31, 2009 was $2.4 million.

As of December 31, 2010, the total future compensation cost related to unvested stock options and restricted stock not yet recognized in the consolidated statements of operations was $3.2 million. Of that total, $1.1 million, $1.1 million, $0.9 million and $0.1 million will be recognized in 2011, 2012, 2013 and 2014. To the extent the forfeiture rate is different than anticipated, stock-based compensation related to these awards will be adjusted in accordance with applicable accounting guidance for stock based compensation.

The following tables provide additional information with respect to stock options and stock appreciation rights outstanding at the end of fiscal 2010:

	Awards Outstanding			Awards Exercisable
		Weighted			Weighted
		Average	Weighted		Average	Weighted
	Number	Remaining	Average	Number	Remaining	Average
Range of	Outstanding	Contractual	Exercise	Exercisable	Contractual	Exercise
Exercise Price	(000’s)	Life (Years)	Price	(000’s)	Life (Years)	Price

$4.50 and below	2,742	9.0	$4.50	702	9.0	$4.50
$4.51 — $6.50	1,015	9.0	6.37	235	9.0	6.49
$6.51 — $8.55	200	1.3	8.55	200	1.3	8.55

	3,957	8.6	$5.19	1,137	7.7	$5.62

Securities Authorized for Issuance

Securities authorized for issuance under equity compensation plans at December 31, 2010 are as follows:

Number of securities
	Number of securities to be	Weighted-average	remaining available for
	issued upon exercise of	exercise price of	future issuance
	outstanding options	outstanding options	under equity
Plan Category	and rights	and rights	incentive plan(a)
(In thousands, except per share amounts)

Equity compensation plans approved by security holders	3,957	$5.19	1,033
Equity compensation plans not approved by security holders	—	—	—

Total	3,957	$5.19	1,033

(a)	Excludes securities reflected in the first column, “Number of securities to be issued upon exercise of outstanding options and rights,” and outstanding restricted stock.

Note 18 —	Restructuring

As a result of the merger with VLCY on December 8, 2009, the Company has acted upon plans to reduce its combined work force and has recently closed its Dallas, Texas distribution facility and transferred all inventory to its distribution facility in Frederick, Colorado. The following table summarizes the restructuring plan:

		Total	Incurred In	Incurred In
	Total Amount	Incurred as	Year Ended	Year Ended
	Expected to	of December 31,	December 31,	December 31,
	be Incurred	2010	2010	2009
		(In thousands)

One-time termination benefits	$1,286	$1,286	$743	$543
Warehouse move costs	570	570	570	—

	$1,856	$1,856	$1,313	$543

The one-time termination benefits were recorded to the following line items in the Consolidated Statements of Operations for the years ended December 31, 2010 and 2009, respectively: $0.3 million and $0.1 million to Cost of Revenues, $0.3 million and $0.3 million to General and Administrative, and $0.2 million and $0.1 million to Sales and Marketing. The warehouse move costs were recorded in Cost of Revenues.

The change in the accruals for restructuring-related costs, which does not impact a segment and so is included in unallocated shared services, for the years ended December 31, 2010 and 2009 are as follows:

			Warehouse
	One-Time Termination Benefits		Move Costs
	2010	2009	2010
	(In thousands)

Beginning Accrual	$505	$—	$—
Accrual changes	743	543	570
Payments made	(1,163)	(38)	(570)

Ending Accrual	$85	$505	$—

In December 2007, the Company developed, approved, and communicated a plan to consolidate the Petaluma, California, office and reduce the work force, with consolidation completed by September 30, 2009. The Company’s total restructuring charge amounted to $0.7 million. The Company expensed $0.1 million and $0.5 million for the years ended December 31, 2009 and 2008, respectively, classified as cost of revenues in the accompanying Consolidated Statement of Operations in the Cambium Learning Technologies segment. The following table summarizes the Petaluma restructuring plan:

		Total	Incurred In	Incurred In
	Total Amount	Incurred as	Year Ended	Year Ended
	Expected to	of December 31,	December 31,	December 31,
	be Incurred	2009	2009	2008
	(In thousands)

One-time termination benefits	$314	$314	$16	$238
Other associated costs	348	$348	40	307

	$662	$662	$56	$545

The following table summarizes the activity in the Company’s restructuring reserve, which is included in accrued expenses in the accompanying Consolidated Balance Sheets:

	Year Ended	Year Ended
	December 31,	December 31,
	2009	2008
	(In thousands)

Beginning Accrual	$48	$60
Accrual changes:
One-time termination benefits	16	238
Facility-related expenses	40	307
Payments made:
One-time termination benefits	(64)	(250)
Facility-related expenses	(40)	(307)

Ending Accrual	$—	$48

Note 19 —	Contingent Liabilities

The Company is involved in various legal proceedings incidental to its business. Management believes that the outcome of these proceedings will not have a material adverse effect upon the Company’s consolidated operations or financial condition and the Company has recognized appropriate liabilities as necessary based on facts and circumstances known to management. The Company expenses legal costs related to legal contingencies as incurred.

The Company had a potential indemnification liability related to state income taxes and related interest that had been assessed against PQIL. On August 27, 2010, PQIL received a decision and order of determination from the Michigan taxing authority. According to the determination of the Michigan taxing authority, PQIL was liable to the

State of Michigan for unpaid taxes and interest in the amount of approximately $10.4 million. In order to expedite resolution of this matter and access the Michigan Court of Claims, the Company paid this indemnification liability to the state of Michigan on behalf of PQIL on September 7, 2010. The Company has filed an action in the Michigan Court of Claims to pursue a refund of the assessment. Management believes it is more likely than not that the Company’s position will be upheld in the Court of Claims and a $10.4 million tax receivable for the expected refund is recorded in other assets on the Consolidated Balance Sheets as of December 31, 2010.

This indemnification liability was identified as an agreed contingency for purposes of the CVRs issued as part of the VLCY merger consideration. In accordance with the terms of the merger agreement, dated June 20, 2009, fifty percent (50%) of any amount that is paid or due and payable with respect to each agreed contingency would offset payments due under the CVRs from an amount held for such payments by Wells Fargo Bank, N.A., as escrow agent, in an escrow account. Upon payment of the approximately $10.4 million, the Company requested a disbursement to the Company from the escrow account in an amount equal to fifty percent (50%) of the payment, or approximately $5.2 million. This cash disbursement was received by the Company during the third quarter of 2010. On September 20, 2010, the Company amended the merger agreement and the escrow agreement to extend the term of the escrow agreement until the later of the full distribution of the escrow funds or the final resolution of the agreed contingency. The final resolution of the tax litigation or potential settlement could result in a refund ranging from zero to approximately $10.4 million. As of December 31, 2010, the fair value of the CVR includes a reduction of approximately $1.0 million related to this state income tax issue. This calculated reduction amount uses management assumptions related to the likelihood of any ultimate cash outflows for this agreed-upon contingency. However, the actual impact on the CVR could be up to one-half of the $10.4 million if PQIL’s position is not ultimately upheld. Additionally, if the PQIL’s position is not ultimately upheld, the Company could incur up to $10.4 million of indemnification expense in future periods on its Statements of Operations, partially offset by any reduction to the CVRs liability.

From time to time, the Company may enter into firm purchase commitments for printed materials included in inventory which the Company expects to use in the ordinary course of business. These commitments are typically for terms less than one year and require the Company to buy minimum quantities of materials with specific delivery dates at a fixed price over the term. As of December 31, 2010, these open purchase commitments totaled $3.8 million.

The Company has letters of credit outstanding as of December 31, 2010 in the amount of $2.9 million to support workers’ compensation insurance coverage, certain credit card programs, the build-to-suit lease, and performance bonds for certain contracts. The Company maintains a $1.1 million certificate of deposit as collateral for the workers’ compensation insurance and credit card program letters of credit and for Automated Clearinghouse (ACH) programs. The Company also maintains a $0.9 million money market fund investment as collateral for a travel card program. The certificate of deposit and money market fund investment are recorded in other assets.

Note 20 — Related Party Transactions

Agreements with VSS

Jeffrey Stevenson and Scott Troeller, each of whom serves on the Company’s board of directors, are both partners of VSS. Funds managed by VSS own a majority of the equity interests of VSS-Cambium Holdings III, LLC, which holds approximately 55% of the Company’s outstanding common stock. As such, VSS-Cambium Holdings III, LLC has the ability to determine the outcome of matters submitted to the Company’s stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company’s assets, and will likely have the ability to control the Company’s management, affairs and operations.

Cambium Learning entered into a management services agreement with VSS, effective on April 12, 2007. Under the term of the agreement, VSS has provided Cambium Learning with the following services: (i) advice in connection with the negotiation of agreements, contracts, documents, and instruments necessary to provide Cambium Learning with financing from banks on terms and conditions satisfactory to Cambium, and (ii) financial, managerial, and operational advice in connection with Cambium’s day-to-day operations, including, without limitation, advice with respect to the development and implementation of strategies for improving the operating, marketing and financial performance of Cambium.

Pursuant to the management services agreement, Cambium Learning paid VSS an annual monitoring fee of $0.2 million, plus out-of-pocket expenses, payable semi-annually in arrears, in exchange for these services. Cambium Learning expensed $0.2 million for monitoring fees in the years ended December 31, 2009 and 2008. The management services agreement was terminated on December 8, 2009, at the effective time of the mergers, and VSS is no longer compensated under such agreement.

Pursuant to an agreement with an affiliate of VSS, Cambium Learning was obligated to pay such VSS affiliate fees in the event that additional equity or debt financings were completed by Cambium Learning. On December 8, 2009, that fee agreement was replaced by a consulting fee agreement between the Company and VSS entitling VSS to the following fees: (i) a fee equal to 1% of the gross proceeds of any debt or equity financing by the Company, and (ii) a fee equal to 1% of the enterprise value of any entities acquired or disposed of by the Company. In connection with a debt refinancing completed subsequent to year end, the Company paid $1.75 million to VSS in February 2011 under this consulting fee agreement. These obligations will remain in effect until the earlier of the date on which funds managed by VSS cease to beneficially own at least 10% of the Company’s outstanding common stock or, unless the Company’s audit committee renews the consulting fee agreement, January 1, 2015.

The Company incurred $3.0 million to an affiliate of VSS at the closing of the mergers in consideration of providing advisory services with respect to the transaction. One million dollars of this fee was paid in cash at closing, and the balance became payable when Cambium Learning’s ratio of total outstanding debt to adjusted EBITDA dropped below 3.0:1, which was achieved with the Company’s calculation for the year ended December 31, 2009, submitted to the debt holder in March 2010. The remaining balance was paid in 2010. Three-quarters of the remaining balance was allocated pro rata among VSS and certain of the members of VSS-Cambium Holdings III, LLC.

VSS currently receives an annual retainer of $65,000 each for the services of Mr. Stevenson and Mr. Troeller on the board of directors. In addition, VSS receives an annual retainer of $70,000 for the services of Mr. Troeller as chairman of the board of directors. In total, VSS receives $0.2 million in cash annually related to the services of these directors, plus reimbursement of out-of-pocket expenses.

Stockholders Agreement

The Company entered into the Stockholders Agreement on December 8, 2009, at the effective time of the mergers, with VSS-Cambium Holdings III, LLC and Vowel Representative, LLC, the stockholder representative for the former VLCY stockholders.

Board of Directors.  The Stockholders Agreement contains several agreements among the parties with respect to the board of directors. These provisions include an agreement by VSS-Cambium Holdings III, LLC to vote its shares of the Company’s common stock as necessary to ensure that the size of the board of directors is set at and remains at nine directors until December 8, 2012. These provisions also include an agreement by VSS-Cambium Holdings III, LLC not to vote its shares or take any other action to remove or disqualify any of the VLCY designees named as Class II directors (the “Voyager Class II designees”) or as Class III directors (the “Voyager Class III designees”), in each case other than for “cause” as determined in accordance with Delaware law, until the earliest to occur of:

•	the written consent of Vowel Representative, LLC, which consent may be granted or withheld in its sole and absolute discretion;

•	the full distribution by the escrow agent of the CVR escrow fund in accordance with the terms of the escrow agreement entered into in connection with the merger transaction;

•	the second anniversary of the effective time of the mergers with respect to the Voyager Class II designees and the third anniversary of the effective time with respect to the Voyager Class III designees; or

•	the date on which funds managed or controlled by VSS cease to collectively beneficially own in the aggregate at least 10% of the issued and outstanding shares of the Company’s common stock.

VSS-Cambium Holdings III, LLC also has agreed that, until December 8, 2012, for so long as VSS-Cambium Holdings III, LLC and funds managed or controlled by VSS collectively beneficially own in the aggregate at least 10% of the issued and outstanding shares of the Company’s common stock:

•	none of the funds managed or controlled by VSS nor VSS-Cambium Holdings III, LLC will vote or otherwise take any action to amend, modify or repeal the Company’s certificate of incorporation or bylaws to eliminate the Class II or Class III director classes, to increase or decrease the size of the board of directors or in any other manner that would result in a breach of the Stockholders Agreement; and

•	VSS-Cambium Holdings III, LLC and funds managed or controlled by VSS will vote or act by written consent to maintain a classified or staggered board of directors, with the director classes and other terms as set forth in the Company’s certificate of incorporation and bylaws.

Preemptive Rights.  Except with respect to specified exempt issuances that are described below, so long as VSS-Cambium Holdings III, LLC and funds managed or controlled by VSS beneficially own in the aggregate at least 25% of the outstanding shares of the Company’s common stock, they will have preemptive rights to purchase the Company’s common stock (or such other securities as may be approved by the audit committee) in connection with any proposed issuance of securities after December 8, 2009. These preemptive rights generally give the holders of those rights the opportunity to purchase an amount of the Company’s securities in the new issuance that would enable the holders of those rights to maintain their same collective percentage ownership following the new issuance. Certain specified issuances of securities by the Company constitute “exempt issuances” and will not be subject to these preemptive rights.

Subscription Rights.  VSS-Cambium Holdings III, LLC and funds managed or controlled by VSS have the right, at any time and from time to time until December 8, 2011, to purchase a number of shares of the Company’s common stock up to the lesser of: (i) 7,500,000 shares of common stock (subject to adjustment in the event of any dividend, stock split, combination or similar recapitalization event); or (ii) the number of shares of common stock that VSS-Cambium Holdings III, LLC and funds managed or controlled by VSS may purchase from time to time during the 24-month subscription period for an aggregate purchase price of $20,000,000. The purchase price per share in connection with the subscription rights is equal to 90% of the volume weighted average price of the Company’s common stock measured over the ten-trading-day period immediately preceding the issuance and sale of the shares the Company’s common stock.

Other Agreements

Shortly after discovering the financial misappropriation at Cambium Learning in late April 2008, VSS notified Cambium Learning’s lenders of the circumstances, and, as a result, the ability to draw down on the revolving loan under Cambium Learning’s credit agreement was promptly suspended. In order to provide needed working capital over the course of the next three months during the pendency of the internal investigation into the misappropriation, VSS, through its funds, advanced $7.0 million to Cambium Learning in the form of subordinated loans with interest at 14% per year, payable quarterly beginning June 30, 2008. In connection with the Permanent Waiver and amendment to the Senior Facility and Senior Unsecured Notes Agreement that restored the revolving loan following the misappropriation, these subordinated loans were converted into equity of the Company’s sole stockholder in late August 2008. At the time of this conversion, the Company paid VSS a capital stock issuance fee of $0.1 million.

The Company ultimately recovered $30.2 million from the former stockholders of Cambium Learning upon discovery of the financial misappropriation. Since David Cappellucci, Cambium Learning’s former Chief Executive Officer and the Company’s President, David Caron, Cambium Learning’s former Chief Financial Officer, and George Logue, Cambium Learning’s Executive Vice President and the Company’s President of Sopris, were also former stockholders of the predecessor Cambium Learning, they each contributed a pro rata portion to this recovery as former stockholders, and not in their capacity as employees.

Note 21 — Segment Reporting

The Company’s geographic area of operation is predominantly the United States. Export or foreign sales to locations outside the United States for the years ended December 31, 2010 and December 31, 2009 accounted for

6% and 12% of total revenues, respectively, with 5% and 7%, respectively, of total sales shipped to Canada. No single customer accounts for more than 10% of consolidated net revenues for either of the years ended December 31, 2010 and December 31, 2009. For the year ended December 31, 2010, one school district constituted approximately 32% of the Company’s accounts receivable. The amount due from this customer was paid subsequent to yearend. No other customer accounted for more than 10% of the accounts receivable balance for the years ended December 31, 2010 or 2009. Although the loss of a single customer or a few customers would not have a material adverse effect on the Company’s business, schedules of school adoptions and market acceptance of the Company’s products can materially affect year-to-year revenue performance. The Company evaluates the performance of its operating segments based on income (loss) from operations before depreciation and amortization, interest income and expense, income taxes, and nonrecurring and extraordinary items. The significant accounting policies of the reportable segments are the same as those for the Company. There were no inter-segment revenues or transfers.

Prior to the merger transaction completed on December 8, 2009, the Company had two reportable segments: Published Products and Learning Technologies. Subsequent to the merger transaction, the Company operates as three reportable segments with separate management teams and infrastructures that offer various products and services, as follows:

Voyager:

Voyager offers reading, math and professional development programs targeted towards the at-risk and special education student populations. Voyager materials, offered online and via print, are tailored to meet the needs of these students and differ considerably from traditional instructional materials in design, approach and intensity. Lessons are based on scientific research and are carefully designed to effectively and efficiently address each of the strategies and skills necessary to improve the abilities of struggling students.

Sopris:

Sopris focuses on providing a diverse, yet comprehensive, collection of printed and electronic supplemental education materials to complement core programs and to provide intense remediation aimed at specific skill deficits. When compared to products offered by the Company’s other business units, Sopris products tend to be more narrowly-tailored and target a smaller, more specific audience.

Cambium Learning Technologies:

Cambium Learning Technologies leverages technology to deliver subscription-based websites, online libraries, software and equipment designed to help students reach their potential in grades K through 12 and beyond. Cambium Learning Technologies products are offered under four different industry leading brands: Learning A-Z, ExploreLearning, Kurzweil Educational Systems and IntelliTools.

Other:

This consists of unallocated shared services, such as accounting, legal, human resources and corporate related items. Depreciation and amortization expense, goodwill impairment, interest income and expense, other income and expense, and income taxes are also included in other, as the Company and its chief operating decision maker evaluate the performance of operating segments excluding these captions.

The following table represents the revenue, operating expenses and income (loss) from operations which are used by the Company’s chief operating decision maker to measure the segment’s operating performance. The

Company does not track assets directly by segment and the chief operating decision maker does not use assets or capital expenditures to measure a segment’s operating performance, and therefore this information is not presented.

			Cambium
			Learning
	Voyager	Sopris	Technologies	Other	Consolidated
	(In thousands)

Year ended December 31, 2008
Product revenues	$40,424	$27,495	$21,288	$—	$89,207
Service revenues	7,924	2,217	383	—	10,524

Net revenues	48,348	29,712	21,671	—	99,731
Cost of product revenues	11,214	6,003	3,029	—	20,246
Cost of service revenues	5,721	1,489	253	—	7,463
Amortization	—	—	—	15,966	15,966

Total cost of revenues	16,935	7,492	3,282	15,966	43,675
Other operating expenses	20,464	13,562	10,657	4,837	49,520
Embezzlement and related expense	—	—	—	7,254	7,254
Goodwill impairment	—	—	—	75,966	75,966
Depreciation and amortization	—	—	—	11,453	11,453
Net interest expense	—	—	—	18,434	18,434
Other expense, net	—	—	—	981	981
Gain from settlement with previous stockholders	—	—	—	(30,202)	(30,202)
Loss on extinguishment of debt	—	—	—	5,632	5,632
Income tax benefit	—	—	—	(13,422)	(13,422)

Segment net income (loss)	$10,949	$8,658	$7,732	$(96,899)	$(69,560)
Year ended December 31, 2009
Product revenues	$44,329	$23,431	$22,625	$—	$90,385
Service revenues	8,594	1,754	315	—	10,663

Net revenues	52,923	25,185	22,940	—	101,048
Cost of product revenues	10,678	6,350	2,537	26	19,591
Cost of service revenues	5,992	1,093	172	—	7,257
Amortization	—	—	—	17,527	17,527

Total cost of revenues	16,670	7,443	2,709	17,553	44,375
Other operating expenses	19,836	10,008	8,996	22,170	61,010
Embezzlement and related expense	—	—	—	129	129
Goodwill impairment	—	—	—	9,105	9,105
Depreciation and amortization	—	—	—	9,723	9,723
Net interest expense	—	—	—	19,477	19,477
Other expense, net	—	—	—	698	698
Income tax benefit	—	—	—	(7,704)	(7,704)

Segment net income (loss)	$16,417	$7,734	$11,235	$(71,151)	$(35,765)

			Cambium
			Learning
	Voyager	Sopris	Technologies	Other	Consolidated
	(In thousands)

Year ended December 31, 2010
Product revenues	$100,412	$22,249	$38,117	$—	$160,778
Service revenues	17,527	2,487	468	—	20,482

Net revenues	117,939	24,736	38,585	—	181,260
Cost of product revenues	29,340	6,514	4,334	1,395	41,583
Cost of service revenues	16,455	1,225	628	—	18,308
Amortization	—	—	—	28,511	28,511

Total cost of revenues	45,795	7,739	4,962	29,906	88,402
Other operating expenses	37,621	7,750	18,684	19,917	83,972
Embezzlement and related expense	—	—	—	(353)	(353)
Depreciation and amortization	—	—	—	9,154	9,154
Net interest expense	—	—	—	17,292	17,292
Other income, net	—	—	—	(674)	(674)
Income tax benefit	—	—	—	(583)	(583)

Segment net income (loss)	$34,523	$9,247	$14,939	$(74,659)	$(15,950)

Note 22 — Interim Financial Information (Unaudited)

The following table presents the Company’s quarterly results of operations for fiscal 2010 and fiscal 2009.

	First	Second	Third	Fourth	Total
	Quarter	Quarter	Quarter	Quarter	Year
	(In thousands, except per share data)

2010
Net revenues	$28,222	$47,901	$56,607	$48,530	181,260
Operating expenses	43,199	45,345	48,462	44,169	181,175
Earnings (loss) before income taxes	(19,355)	(2,143)	3,938	1,027	(16,533)
Income tax (expense) benefit	(85)	(34)	8	694	583
Net income (loss)	$(19,440)	$(2,177)	$3,946	$1,721	$(15,950)

Basic income (loss) per share	$(0.44)	$(0.05)	$0.09	$0.04	$(0.36)
Diluted income (loss) per share	$(0.44)	$(0.05)	$0.09	$0.04	$(0.36)
2009
Net revenues	$15,794	$20,976	$40,972	$23,306	$101,048
Operating expenses	22,268	31,918	30,016	40,140	124,342
Earnings (loss) before income taxes	(11,214)	(15,950)	5,811	(22,116)	(43,469)
Income tax (expense) benefit	4,317	2,099	(1,373)	2,661	7,704
Net income (loss)	$(6,897)	$(13,851)	$4,438	$(19,455)	$(35,765)

Basic income (loss) per share	$(0.34)	$(0.68)	$0.22	$(0.74)	$(1.63)
Diluted income (loss) per share	$(0.34)	$(0.68)	$0.22	$(0.74)	$(1.63)

The net loss for the second quarter 2009 includes a goodwill impairment charge of $9.1 million.

Note 23 — Subsequent Events

In February 2011, the Company closed an offering of $175 million aggregate principal amount of 9.75% senior secured notes due 2017 (the “Notes”) and entered into a new $40 million asset-based revolving credit facility. The

Company used a portion of the net proceeds from the offering to repay in full outstanding indebtedness under the Senior Facility and Senior Unsecured Notes that existed as of yearend 2010 and to pay related fees. Total fees incurred in the closing of the Notes and revolving credit facility are expected to total approximately $9.0 million, including $1.75 million due to an affiliate of VSS pursuant to agreements described in Note 20. $1.5 million of fees incurred as of December 31, 2010 are included in Other Assets in the Consolidated Balance Sheets.

9.75% Senior Secured Notes.  On February 17, 2011, the Company completed the offering (the “Offering”) of the Notes. The Notes will mature on February 15, 2017. The Offering was a private placement exempt from the registration requirements under the Securities Act of 1933 (the “Securities Act”). The Company used a portion of the net proceeds from the sale of the Notes to repay in full outstanding indebtedness under the existing secured credit facility and senior unsecured notes and to pay related fees and expenses, and intend to use the remaining net proceeds for general corporate purposes. Interest on the Notes will accrue at a rate of 9.75% per annum from the date of original issuance and will be payable semi-annually in arrears on each February 15 and August 15, commencing on August 15, 2011, to the holders of record of the Notes on the immediately preceding February 1 and August 1. Pursuant to a Registration Rights Agreement entered into in connection with the Offering, the Company has agreed to file a registration statement with the Securities and Exchange Commission (the “SEC”) that would enable holders of the Notes to exchange the privately placed Notes for publicly registered notes with substantially identical terms. The Notes are secured by (i) a first priority lien on substantially all of the Company’s assets (other than inventory and accounts receivable and related assets of the ABL Credit Parties in connection with the ABL Facility (each as defined and discussed below) and subject to certain exceptions), including capital stock of the Guarantors (the Company and certain of its subsidiaries), and (ii) a second-priority lien on substantially all of the inventory and accounts receivable and related assets of the ABL Credit Parties, in each case, subject to certain permitted liens. The Notes also contain customary covenants, including limitations on the Company’s ability to incur debt, and events of default as defined by the agreement. The Company may, at its option, redeem the Notes prior to their maturity based on the terms included in the agreement.

Registration Rights Agreement.  In connection with the Offering, the Company entered into a Registration Rights Agreement that requires that we (i) file with the SEC within 180 days after the issue date of the Notes (or February 17, 2011), a registration statement under the Securities Act (the “Exchange Offer Registration Statement”), relating to an offer to exchange the Notes (the “Exchange Offer”) for new notes (the “Exchange Notes”) on terms substantially identical to the Notes, except that the Exchange Notes will not be subject to the same restrictions on transfer; (ii) use commercially reasonable efforts to cause the Exchange Offer Registration Statement to become effective within 270 days after the date of the Notes; and (iii) within 60 days of the Exchange Offer Registration Statement becoming effective, complete the Exchange Offer and issue the Exchange Notes in exchange for all Notes validly tendered in the Exchange Offer. If the Company fails to meet these obligations set forth in the Registration Rights Agreement (a “Registration Default”), then it will be required to pay additional interest to the holders of the Notes. The rate of the additional interest will be 0.25% per annum for the first 90-day period immediately following the occurrence of a Registration Default. Thereafter, the rate of additional interest will increase by an additional 0.25% per annum with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum additional interest rate of 1.0% per annum. The Company will pay such additional interest until all the Registration Defaults relating to the Notes are cured. At such time, the interest rate on the Notes will revert to the original interest rate on the Notes.

New Credit Facility (ABL Facility).  On February 17, 2011, the Company’s wholly owned subsidiary, Cambium Learning, Inc. (together with its wholly owned subsidiaries, the “ABL Credit Parties”), entered into the New Credit Facility (the “ABL Facility”) pursuant to a Loan and Security Agreement (the “ABL Loan Agreement”), by and among the ABL Credit Parties, Harris N.A., individually and as Agent for any ABL Lender (as hereinafter defined) which is or becomes a party to said ABL Loan Agreement, certain other lenders party thereto (together with Harris N. A. in its capacity as a lender, the “ABL Lenders”), Barclays Bank PLC, individually and as Collateral Agent, and BMO Capital Markets and Barclays Capital, as Joint Lead Arrangers and Joint Book Runners. The ABL Facility consists of a four-year $40.0 million revolving credit facility, which includes a $5.0 million subfacility for swing line loans and a $5.0 million subfacility for letters of credit. In addition, the ABL Facility provides that the ABL Credit Parties may increase the aggregate principal amount of the ABL Facility by up to an additional

$20.0 million, subject to the consent of the Agent (whose consent shall not be unreasonably withheld) and subject to the satisfaction of certain other conditions.

The interest rate for the ABL Facility will be, at the ABL Credit Parties’ option, either an amount to be determined (ranging from 2.75% to 3.25%, depending upon the ABL Credit Parties’ fixed charge coverage ratio at the time) above the London Interbank Offered Rate or at an amount to be determined (ranging from 1.75% to 2.25%, depending upon the ABL Credit Parties’ fixed charge coverage ratio at the time) above the “base rate.” On any day, the base rate will be the greatest of (i) the Agent’s then-effective prime commercial rate, (ii) an average federal funds rate plus 0.50% and (iii) the LIBOR quoted rate plus 1.00%. The ABL Facility will, subject to certain exceptions, be secured by a first-priority lien on the ABL Credit Parties’ inventory and accounts receivable and related assets and a second-priority lien (junior to the lien securing the ABL Credit Parties’ obligations with respect to the Notes) on substantially all of the ABL Credit Parties’ other assets.

Revolving loans under the ABL Facility may be used solely for (i) the satisfaction of existing indebtedness of the ABL Credit Parties under their prior senior secured credit facility and outstanding pursuant to their prior existing senior unsecured notes, (ii) general operating capital needs of the ABL Credit Parties in a manner consistent with the provisions of the ABL Facility and all applicable laws, (iii) working capital and other general corporate purposes in a manner consistent with the provisions of the ABL Facility and all applicable laws, (iv) the payment of certain fees and expenses incurred in connection with the ABL Facility and/or the Notes, and (v) other purposes permitted under the ABL Loan Agreement.

The ABL Facility contains a financial covenant that generally requires the ABL Credit Parties to maintain, on a consolidated basis, either (i) excess availability of at least the greater of $8 million and 15% of the revolver commitment or (ii) a fixed charge coverage ratio of 1.1 to 1.0. The ABL Credit Parties will be required to pay, quarterly in arrears, an unused line fee equal to the product of (x) either 0.375% or 0.50% (depending upon the ABL Credit Parties’ fixed charge coverage ratio at the time) and (y) the average daily unused amount of the revolver.

Offer to Exchange
$175,000,000 aggregate principal amount of 9.75% Senior Secured Notes due 2017
For
$175,000,000 aggregate principal amount of 9.75% Senior Secured Notes due 2017 registered under the Securities Act of 1933, as amended

PROSPECTUS

Until November 8, 2011, all dealers that effect transactions in these securities, whether or not participating in the exchange offer, may be required to deliver a prospectus.